Exhibit 99.1

            , 2016

Dear Cousins Properties Incorporated Stockholder:

We are pleased to inform you that on             , 2016, the board of directors of Cousins Properties Incorporated, a Georgia corporation (“Cousins”), declared a distribution of the outstanding shares of common stock of Parkway, Inc., a Maryland corporation (“New Parkway”), which will be an independent, publicly traded real estate investment trust (“REIT”) that will hold the Houston Business (as hereinafter defined) and certain other assets. The distribution of the shares of New Parkway is subject to the satisfaction of certain conditions, including the consummation of the Merger (as hereinafter defined).

The distribution of shares of New Parkway common stock and limited voting stock (collectively, the “Distribution”) has been declared in connection with the agreement and plan of merger, dated as of April 28, 2016 (as amended from time to time, the “Merger Agreement”), by and among Parkway, Parkway Properties LP (“Parkway LP”), Cousins and Clinic Sub Inc., a wholly owned subsidiary of Cousins. Pursuant to the Merger Agreement, Parkway will merge with and into Clinic Sub Inc. (the “Merger”), with Clinic Sub Inc. continuing as the surviving corporation of the Merger. In connection with the Merger, each Parkway common stockholder will have the right to receive 1.63 newly issued shares of Cousins common stock, par value $1 per share (the “exchange ratio”), for each share of Parkway common stock, par value $.001 per share, that they own immediately prior to the effective time of the Merger, and each Parkway limited voting stockholder will have the right to receive 1.63 newly issued shares of Cousins limited voting preferred stock, par value $1 per share, for each share of Parkway limited voting stock, par value $.001 per share, that they own immediately prior to the effective time of the Merger.

Immediately following the effective time of the Merger, Cousins will effect a reorganization, on the terms and subject to the conditions of the Merger Agreement, pursuant to which Cousins will separate certain assets from the remainder of the combined businesses (the “Separation”). Following the Separation and the Distribution, New Parkway will be an independent, publicly traded REIT, with a portfolio of five Class A office assets totaling 8.7 million rentable square feet in the Galleria, Greenway and Westchase submarkets of Houston, Texas (the “Houston Business”). In addition, New Parkway will provide fee-based real estate services through wholly owned subsidiaries of New Parkway, which in total managed or leased approximately 2.7 million square feet for third-party owners as of March 31, 2016, and will own certain other assets previously owned by Parkway.

In connection with the Separation, Cousins and Parkway will reorganize the combined businesses of Cousins and Parkway through a series of transactions (the “UPREIT Reorganization”) such that, after the completion of the Merger, the Separation, the UPREIT Reorganization and the Distribution, each of Cousins and New Parkway will operate as an umbrella partnership real estate investment trust (“UPREIT”).

In addition, each limited partner of Parkway LP will continue to be entitled, prior to the effective time of the Merger, to redeem or exchange its limited partnership interests in Parkway LP, for shares of Parkway common stock, pursuant to the terms of the second amended and restated partnership agreement of Parkway LP, which will be amended pursuant to the terms of the Merger Agreement. If partnership interests are so redeemed or exchanged prior to the effective time of the Merger, the shares of Parkway common stock will in turn be converted into the right to receive a number of newly issued shares of Cousins common stock in the Merger equal to the exchange ratio, upon the terms and subject to the conditions of the Merger Agreement. Each limited partner of Parkway LP that does not elect to redeem or exchange its partnership interests for shares of Parkway common stock in connection with the Merger will retain its limited partnership interests in Parkway LP and receive pro rata limited partnership interests in the operating partnership of Cousins LP in connection with the Separation, the UPREIT Reorganization and the Distribution.

The Merger Agreement and the transactions contemplated thereby, including the Merger, were approved by Cousins stockholders on             , 2016 and Parkway stockholders on             , 2016.

We believe that this transaction will unlock the value of the Houston Business. New Parkway is expected to be the largest owner of Class A office assets in Houston, Texas. New Parkway will have a dedicated, experienced and proven management team, which will focus on growing New Parkway’s businesses and increasing value for New Parkway stockholders. We expect that this transaction will also allow Cousins to focus on the acquisition, development, ownership and management of Class A office assets in high-growth urban Sun Belt markets, while maintaining a targeted, asset-specific approach to investing.

The Distribution is expected to occur on             , 2016, the business day following the closing of the Merger, by way of a pro rata special dividend to Cousins stockholders, who will include legacy Parkway common stockholders and limited voting stockholders. Holders of shares of Cousins common stock or limited voting preferred stock will be entitled to receive              share of New Parkway common stock or limited voting stock, respectively for each share of Cousins common stock or limited voting preferred stock held by such stockholder as of the close of business on             , 2016, the record date of the Distribution. We expect that the Distribution will be treated, for U.S. federal income tax purposes, as a taxable distribution to Cousins stockholders, who will include legacy Parkway common stockholders and limited voting stockholders, equal to the fair market value of the distributed New Parkway common stock and limited voting stock on the date of the Distribution.

Cousins stockholders and Parkway stockholders are not required to approve the Distribution, and you are not required to take any action to receive your shares of New Parkway common stock or limited voting stock. Following the Merger and the Distribution, you will own shares in both Cousins and New Parkway. The number of shares of Cousins stock that you own prior to the Distribution will not change as a result of the Distribution. Cousins common stock will continue to trade on the New York Stock Exchange under the symbol “CUZ.” New Parkway expects to have its common stock authorized for listing on the New York Stock Exchange under the symbol “PKY.”

We have prepared the enclosed information statement, which is being mailed to all holders of shares of Cousins common stock and Parkway common and limited voting stock that are expected to receive shares of New Parkway common stock and limited voting stock in the Distribution. The information statement describes the Distribution in detail and contains important information about New Parkway, its business, financial condition and operations. We urge you to read the information statement carefully.

We want to thank you for your continued support of Cousins, and we look forward to your future support of New Parkway.

Sincerely,

LAWRENCE L. GELLERSTEDT III
President and Chief Executive Officer
Cousins Properties Incorporated

            , 2016

Dear Future Parkway, Inc. Stockholder:

It is our pleasure to welcome you as a stockholder of our company, Parkway, Inc., a Maryland corporation (“New Parkway”). Following the distribution of all of the shares of New Parkway common stock and limited voting stock by Cousins Properties Incorporated, our company will be an independent, publicly traded, self-managed real estate investment trust (“REIT”) that will own and operate high-quality office properties located in attractive submarkets in Houston, Texas. New Parkway is expected to be the largest owner of Class A office assets in Houston, with a portfolio of five Class A assets, comprising 19 buildings and 8.7 million rentable square feet, representing significant operational scale and a specific geographic focus. In addition, New Parkway will own certain other assets previously owned by Parkway Properties, Inc. and will provide fee-based real estate services through wholly owned subsidiaries of New Parkway, which in total managed or leased approximately 2.7 million square feet of rentable space, as of March 31, 2016, for third-party owners.

We believe that Houston is positioned for economic recovery, and we initially intend to focus on unlocking value within our existing portfolio through active and creative leasing strategies, focused asset management and targeted redevelopment and asset repositioning. We expect that these strategies will strengthen our position as a leading office landlord in Houston. We also believe that our management team’s extensive experience and proven track record in office real estate, as well as its in-depth market knowledge and long-standing relationships with local, regional and national industry participants, will enable us to successfully execute our business strategy and generate attractive risk-adjusted returns and long-term value for our stockholders.

As a “pure-play” Houston real estate company, our operational and geographical focus will produce business efficiencies, and we believe we will be well-positioned to unlock the embedded growth and value opportunities within our current portfolio. We also believe that our patient, prudent and disciplined approach to new investments will drive the expansion of our business. We intend to maintain a conservative balance sheet that we believe will provide resources and flexibility to support both internal and external growth, and as a publicly traded REIT, we will have the ability to create a capital structure tailored to our strategic goals. New Parkway expects to have its common stock authorized for listing on the New York Stock Exchange under the symbol “PKY.”

We invite you to learn more about New Parkway by carefully reviewing the enclosed information statement, which describes the distribution of New Parkway stock in detail and contains important information about New Parkway, our business, financial condition and results of operations, as well as certain risks related to our business. The information statement also explains how you will receive your shares of New Parkway common stock. We look forward to your support as a stockholder of New Parkway.

Sincerely,

JAMES R. HEISTAND
President and Chief Executive Officer
Parkway, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED JULY 28, 2016

INFORMATION STATEMENT

Parkway, Inc.

This information statement is being furnished in connection with the distribution by Cousins Properties Incorporated, a Georgia corporation (“Cousins”), to its common stockholders, including legacy common stockholders of Parkway Properties, Inc., a Maryland corporation (“Parkway”), as of the close of business on             , 2016, of all of the outstanding shares of common stock of Parkway, Inc., a Maryland corporation (“New Parkway”), which will be, immediately prior to the Distribution (as hereinafter defined), a wholly owned subsidiary of Cousins, and the distribution by Cousins to its limited voting preferred stockholders, consisting of legacy Parkway limited voting stockholders, as of the close of business on             , 2016, of all of the outstanding shares of limited voting stock of New Parkway.

The distribution of shares of our common stock and limited voting stock (collectively, the “Distribution”) is expected to occur on the business day following the closing of the merger of Parkway with and into Clinic Sub Inc., a wholly owned subsidiary of Cousins (the “Merger”), pursuant to the agreement and plan of merger, dated as of April 28, 2016 (as amended from time to time, the “Merger Agreement”), by and among Cousins, Parkway, Parkway Properties LP, a Delaware limited partnership (“Parkway LP”) and Clinic Sub Inc. At the effective time of the Merger, subject to the terms and conditions of the Merger Agreement, each share of Parkway common stock will be converted into the right to receive 1.63 newly issued shares of Cousins common stock (the “exchange ratio”), and each share of Parkway limited voting stock will be converted into the right to receive 1.63 newly issued shares of Cousins limited voting preferred stock, having terms materially unchanged from the terms of the Parkway limited voting stock.

Immediately following the effective time of the Merger, Cousins will effect a reorganization, subject to the terms and conditions of the Merger Agreement, pursuant to which Cousins will separate certain assets from the remainder of the combined businesses of Cousins and Parkway (the “Separation”). Following the Separation, we will own five Class A office assets totaling 8.7 million rentable square feet in the Galleria, Greenway and Westchase submarkets of Houston, Texas (the “Houston Business”). In addition, we will provide fee-based real estate services through our wholly owned subsidiaries, which in total managed or leased approximately 2.7 million square feet for third-party owners as of March 31, 2016 (the “Third-Party Services Business”) and will own certain other assets previously owned by Parkway (collectively with the Houston Business and the Third-Party Services Business, “New Parkway’s businesses”).

In connection with the Separation, Cousins and Parkway will reorganize the combined businesses of Cousins and Parkway through a series of transactions (the “UPREIT Reorganization”), such that, after the completion of the Merger, the Separation, the UPREIT Reorganization and the Distribution, we and Cousins will each operate prospectively as an umbrella partnership real estate investment trust (“UPREIT”).

In addition, each limited partner of Parkway LP will continue to be entitled, prior to the effective time of the Merger, to redeem or exchange its partnership interests in Parkway LP for shares of Parkway common stock pursuant to the terms of the second amended and restated partnership agreement of Parkway LP (the “Parkway LP agreement”), which will be amended pursuant to the terms of the Merger Agreement. If partnership interests are so redeemed or exchanged prior to the effective time of the Merger, the shares of Parkway common stock will in turn be converted into the right to receive a number of newly issued shares of Cousins common stock in the Merger equal to the exchange ratio, upon the terms and subject to the conditions of the Merger Agreement. Each limited partner of Parkway LP that does not redeem or exchange its partnership interests for shares of Parkway common stock in connection with the Merger will retain its limited partnership interests in Parkway LP and receive pro rata limited partnership interests in the operating partnership of Cousins LP in connection with the Separation, the UPREIT Reorganization and the Distribution.

The Distribution will be conducted pursuant to the terms of the Merger Agreement and a separation and distribution agreement, whose material terms are specified in Exhibit C of the Merger Agreement (the “Separation and Distribution Agreement”). The Distribution is subject to certain conditions, described under the heading “The Separation, the UPREIT Reorganization and the Distribution.”

We expect that the shares of New Parkway common stock and limited voting stock will be distributed by Cousins to Cousins stockholders, including legacy Parkway common stockholders and limited voting stockholders, on             , 2016, the business day following the closing of the Merger (the “Distribution date”). In the Distribution, Cousins will distribute all of the outstanding shares of New Parkway common stock and limited voting stock on a pro rata basis to Cousins common stockholders and limited voting preferred stockholders, respectively, including legacy Parkway common stockholders and limited voting stockholders, in a transaction that is expected to be a taxable distribution for U.S. federal income tax purposes. For each share of Cousins common stock or limited voting preferred stock held of record by Cousins stockholders as of the close of business on             , 2016, the record date for the Distribution, such stockholder will receive              share of New Parkway common stock or limited voting stock, respectively, meaning that legacy holders of Parkway common stock or limited voting stock who continue to hold the Cousins shares they received in the Merger will receive          shares of New Parkway common or limited voting stock, respectively, for each share of Parkway common stock or limited voting stock they owned prior to the effective time of the Merger. Legacy Cousins common stockholders will own approximately 53% of the New Parkway common stock and legacy Parkway common stockholders will own approximately 47% of the New Parkway common stock.

As discussed under “The Separation, the UPREIT Reorganization and the Distribution—Trading Before the Distribution Date,” if you sell your shares of Cousins common stock (including Cousins common stock received in the Merger) in the “regular-way” market beginning as early as two days before the record date and up to and through the Distribution date, you also will be selling your right to receive shares of New Parkway common stock in connection with the Distribution. However, if you sell your shares of Cousins common stock (including Cousins common stock received in the Merger) in the “ex-distribution” market during the same period, you will retain your right to receive shares of New Parkway common stock in connection with the Distribution. Similarly, if you sell your shares of Parkway common stock or limited voting stock before the effective time of the Merger, you also will be selling your right to receive shares of New Parkway common stock or limited voting stock, as applicable, in connection with the Distribution.

There is no current trading market for New Parkway common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop as early as two trading days before the record date for the Distribution, and we expect “regular-way” trading of New Parkway common stock to begin on the first trading day following the completion of the Distribution. We expect that our common stock will be listed on the New York Stock Exchange (the “NYSE”) under the symbol “PKY.” There is no current trading market for New Parkway limited voting stock, and we do not expect that New Parkway limited voting stock will be listed on any exchange.

We intend to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with our taxable year commencing on the day prior to the Distribution and ending on December 31, 2016. Shares of our stock will be subject to limitations on ownership and transfer that are primarily intended to assist us in qualifying as a REIT. Our Articles of Amendment and Restatement (the “New Parkway Articles”) will contain certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a 9.8% limit, in value or by number of shares, whichever is more restrictive, on the ownership of outstanding shares of our common stock and a 9.8% limit, in value, on the ownership of shares of all classes and series of our outstanding stock. For more information, see “Description of Our Capital Stock—Restriction on Transfer and Ownership of Shares of New Parkway Common Stock.”

Immediately following the Distribution, we expect to be an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and, as such, are allowed to provide in this information statement more limited disclosure than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we may also take advantage of certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the Investor Protection and Securities Reform Act of 2010, for limited periods.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors ” beginning on page 34.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is             , 2016.

This information statement was first mailed to Cousins and Parkway stockholders on or about             , 2016.

i

Presentation of Information

Unless the context otherwise requires, references in this information statement to “New Parkway,” “our company,” “the company,” “us,” “our” and “we” refer to Parkway, Inc., a Maryland corporation, and its consolidated subsidiaries, including Parkway Operating Partnership LP and its general partner. References to “New Parkway LP” or “our operating partnership” refer exclusively to Parkway Operating Partnership LP, a Delaware limited partnership of which New Parkway is a limited partner and Parkway Properties General Partners, Inc., a wholly owned subsidiary of New Parkway, is the general partner. Following the Separation, New Parkway LP will function as the operating partnership of New Parkway. References to “Parkway GP” or the “general partner” refer exclusively to Parkway Properties General Partners, Inc., a Delaware corporation.

References to the “Merger” refer exclusively to the merger of Parkway with and into Clinic Sub Inc., a wholly owned subsidiary of Cousins. References to New Parkway’s historical business and operations refer to the business and operations in Houston, Texas of each of Cousins and Parkway, as operated by each of Cousins and Parkway, and the Third-Party Services Business and certain other assets of Parkway prior to the Merger, as operated by Parkway, that will be transferred to New Parkway in connection with the Separation.

Unless the context otherwise requires, references in this information statement to “Cousins” refer to Cousins Properties Incorporated, a Georgia corporation, and its consolidated subsidiaries, including Cousins Properties LP (“Cousins LP”) following the Merger and UPREIT Reorganization, and references to “Parkway” refer to Parkway Properties, Inc., a Maryland corporation, and its consolidated subsidiaries, including Parkway Properties LP (“Parkway LP”). Except as otherwise indicated or unless the context otherwise requires, all references to New Parkway per share data assume a distribution ratio of              share of New Parkway common stock, par value $.001 per share (“New Parkway common stock”), for one share of Cousins common stock, par value $1 per share and              share of New Parkway limited voting stock, par value $.001 per share (“New Parkway limited voting stock”), for one share of Cousins limited voting preferred stock, par value $1 per share (the “Distribution Ratio”).

As used herein, all references to “customers” of New Parkway refer to tenants who have entered into lease agreements with New Parkway’s subsidiaries.

ii

INFORMATION STATEMENT SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all of the details concerning the Separation, the Distribution or other information that may be important to you. To better understand the Separation, the Distribution and New Parkway’s businesses and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all of the transactions referred to in this information statement in connection with the Separation and the Distribution. Following the Separation and the Distribution, we will conduct our business as a traditional UPREIT, in which our properties will be owned and operated by our operating partnership, New Parkway LP, through subsidiary limited partnerships, limited liability companies or other legal entities. We own and control 100% of the sole general partner of New Parkway LP and own, directly and indirectly, 98% of the limited partnership units in New Parkway LP. In the future, we may issue common operating partnership units of New Parkway LP (“OP units”) or preferred operating partnership units of New Parkway LP (“preferred units”) from time to time in connection with acquisitions of properties or for financing, compensation or other reasons.

This information statement discusses the Houston Business and the Third-Party Services Business, as if the Houston Business and Third-Party Services Business were New Parkway’s businesses for all historical periods described. References in this information statement to New Parkway’s historical assets, liabilities, businesses or activities are generally intended to refer to the historical assets, liabilities, businesses or activities of the transferred businesses as the businesses were conducted as part of Cousins and its subsidiaries and Parkway and its subsidiaries prior to the Merger.

Our Company

We are a self-managed office REIT, engaged in the ownership, acquisition, development and leasing of Class A office assets focused on attractive Houston, Texas submarkets. Upon completion of the Separation, our portfolio will consist of five Class A assets comprising 19 buildings and totaling approximately 8.7 million rentable square feet in the Greenway, Galleria and Westchase submarkets of Houston, providing geographic focus and significant operational scale and efficiencies. We believe that the creation of a geographically focused REIT with a strong balance sheet and targeted internal value-creation opportunities will generate attractive risk-adjusted returns for our stockholders while providing a platform for external growth opportunities over the longer term.

Our mission will be to own and operate high-quality office properties located in attractive submarkets in Houston, with a primary focus on unlocking value within our existing portfolio through implementing active and creative leasing strategies, leveraging our scale to increase pricing power in lease and vendor negotiations and targeting redevelopment and asset repositioning opportunities. We expect to maintain a conservative balance sheet with low leverage and ample liquidity, which we expect will allow us to access multiple sources of capital. We believe that this strategy will support both our internal growth initiatives and our patient and disciplined approach to pursuing new investment opportunities at the appropriate times. We believe this strategy, combined with our highly experienced management team that has a successful history of operating a publicly traded REIT, significant expertise in the Houston, Texas office sector and extensive relationships with industry participants, positions us for long-term external and internal growth.

Competitive Strengths

Accomplished management team with a demonstrated track record of acquiring, operating and repositioning assets and managing a public office REIT. Our management team, led by Mr. James R. Heistand, will have extensive experience in the office real estate industry, including in the operations, leasing, acquisition and disposition of office assets through all stages of the real estate cycle, and has a proven track record of executing business strategies and delivering strong results for stockholders. Since joining Parkway in the fourth quarter of 2011 through March 31, 2016, our management team has acquired $3.9 billion of high-quality, Class A office assets and disposed of approximately $2.6 billion of non-core assets resulting in approximately $290.0 million of net gains. During this time, our management team also realized significant portfolio-wide operational improvements as evidenced by a 45.8% increase in average in-place rents and an increase in the leased percentage of the portfolio from 84.9% to 90.8%.

Houston focus with local and regional expertise. We will focus initially on owning and operating office properties in Houston, Texas, which is a region we believe is well-positioned for economic recovery. We believe our position as a “pure-play” Houston real estate company allows us to have a targeted focus on property performance that otherwise could be diluted in a company with more geographically diverse holdings. Additionally, our management and property-level teams have in-depth knowledge of the Houston real estate market and an extensive network of long-standing relationships with leading local and regional industry participants that we believe will drive our ability to identify and capitalize on internal and external value-creation opportunities and attractive acquisition opportunities as well as identify opportunities with potential joint venture partners, as such opportunities arise from time to time, which may include preliminary conceptual discussions prior to the closing of the Merger.

High-quality portfolio of Class-A office assets concentrated in desirable, resilient Houston submarkets. We will own five Class A assets comprising 19 buildings and totaling approximately 8.7 million square feet in the Greenway, Galleria and Westchase submarkets, which are among the most desirable submarkets in Houston. We expect to be the largest landlord in each of these submarkets, owning 72% of the Class A office inventory in Greenway, 18% in Galleria, and 17% in Westchase based on square footage as of March 31, 2016.

High-quality, creditworthy customer base with limited near-term lease maturities. Our diversified customer base generally consists of high-quality and creditworthy customers. As of March 31, 2016, nearly 50% of our customers based on annual base rent had investment grade credit ratings from major credit rating agencies. Further, with a weighted average remaining lease term of approximately six years as of March 31, 2016, our portfolio will have limited near-term lease maturities, which we believe will provide stable cash flows with minimal decline in contractual revenue over the next several years.

Flexible and conservative capital structure. We believe our flexible and conservative capital structure will provide us with an advantage over many of our private and public competitors. Upon completion of the Distribution, we will have limited near-term debt maturities, approximately $150 million in cash and cash equivalents and $50 million of additional liquidity, all of which will provide financial flexibility, support ongoing capital improvement needs and reinforce our business and growth strategies of unlocking the value in our portfolio through leasing and asset repositioning.

Business and Growth Strategies

Maximize cash flow growth and value through proactive asset management and leasing. We believe we are well-positioned to drive growth in cash flow and maximize the value of our portfolio with proactive, creative and aggressive leasing and asset management. We also believe that we will be able to leverage our broad existing customer relationships, leading market position and deep financial flexibility to attract new, high-quality customers, increase occupancy over the long-term and maximize customer retention rates at our properties.

Focus on unlocking value through repositioning and redeveloping existing properties. We expect that our management team will devote attention to internal value-creating investment opportunities that are intended to generate attractive growth in revenues and cash flow, enhancing the value of our portfolio. Specifically, we expect to leverage our real estate expertise to reposition and redevelop our existing properties, as well as properties that we may acquire in the future, with the objective of increasing occupancy, rental rates and risk-adjusted returns on our invested capital.

Maintain a conservative, flexible balance sheet with adequate liquidity to fund near-term growth opportunities. We will maintain a conservative capital structure that will provide resources and flexibility to position our company for both internal and external growth. We will focus on maintaining sufficient liquidity with minimal short-term debt maturities, allowing us to pursue value enhancement strategies within our portfolio and to support acquisition activities as they may arise from time to time. Initially, we expect to maintain a mix of property-level secured indebtedness as well as corporate debt secured by a pool of assets.

Pursue acquisitions with a patient, prudent approach. While our initial focus will be to unlock internal embedded growth in our existing portfolio, we intend to take advantage of current and future market dislocation in Houston to capitalize on emerging acquisition opportunities within our current submarkets as well as other Houston submarkets, if such assets meet our investment criteria.

Our Portfolio

Our portfolio will consist of five Class A office assets located in the Galleria, Greenway and Westchase submarkets in Houston, Texas, comprising 19 buildings and totaling approximately 8.7 million square feet. As of March 31, 2016, our portfolio had an occupancy rate of 86.0%.

The following table sets forth the occupancy rates by property for our portfolio as of March 31, 2016:

Office Property	Ownership Interest	Total Rentable Square Feet (in thousands)	Occupancy %	Weighted Average Rental Rate per Rentable Square Foot	% of Leases Expiring in 2016(1)	Year Built
Phoenix Tower	100%	630	82.1%	$17.68	4.1%	1984
CityWestPlace	100%	1,472	77.0%	22.60	5.1%	1993-2001
San Felipe Plaza	100%	980	84.7%	21.60	6.4%	1984
Greenway Plaza	100%	4,348	87.3%	16.07	3.8%	1969-1981
Post Oak Central	100%	1,280	95.0%	18.43	2.6%	1974-1980

		8,710	86.0%	$18.17	4.1%

(1)	The percentage of leases expiring in 2016 represents the ratio of square feet under leases expiring in 2016 divided by total rentable square feet.

Top 20 Customers

As of March 31, 2016, our top 20 customers (identified by industry) based on annualized rent are as follows:

Customer (identified by industry)	Expiration Date	Occupied Square Footage (in thousands)	Annualized Rental Revenue (in thousands)(1)	Percentage of Total Annualized Rental Revenue
Energy	2026	961	$14,004	10.3%
Energy	2016, 2032	582	13,994	10.3%
Energy	2019	524	9,328	6.9%
Financial Services	2023	391	6,525	4.8%
Energy	2023	176	4,378	3.2%
Financial Services	2016, 2019	219	3,926	2.9%
Technology	2026	216	3,525	2.6%
Energy	2023	250	3,312	2.4%
Energy	2017, 2025	167	3,251	2.4%
Energy	2023	199	3,006	2.2%
Energy	2018	130	2,171	1.6%
Energy	2020	135	2,094	1.5%
Financial Services	2021	92	1,888	1.4%
Real Estate	2025	87	1,713	1.3%
Energy	2018, 2021	87	1,513	1.1%
Energy	2016, 2022	83	1,397	1.0%
Energy	2017	76	1,289	0.9%
Energy	2020	71	1,270	0.9%
Financial Services	2016, 2017	84	1,267	0.9%
Energy	2024	99	1,188	0.9%

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer, multiplied by 12. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

The Separation, the UPREIT Reorganization and the Distribution

On April 28, 2016, Cousins, Parkway, Parkway LP and Clinic Sub Inc. entered into the Merger Agreement, pursuant to which Parkway will merge with and into Clinic Sub Inc., with Clinic Sub Inc. continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Cousins. Upon consummation of the Merger, we initially will become a wholly owned subsidiary of Cousins. The Merger Agreement also specifies the material terms of the separation of New Parkway’s businesses from the remainder of Cousins’ businesses in the Separation and the UPREIT Reorganization, which will be consummated immediately after the effective time of the Merger, followed by the Distribution on the next business day. Thereafter, our company and Cousins will be two independent, publicly traded companies. Cousins and our company will each operate prospectively as UPREITs.

Cousins expects that the Merger will close in the fourth quarter of 2016, upon the satisfaction or waiver of all conditions to closing set forth in the Merger Agreement. The Distribution is expected to occur on                     , 2016, the business day following the closing of the Merger, by way of a special dividend to Cousins stockholders, who will include legacy Parkway common stockholders and limited voting stockholders. In the Distribution, each Cousins common stockholder (including legacy Parkway common stockholders) will be entitled to receive              share of New Parkway common stock for each share of Cousins common stock held at the close of business on the record date, and each Cousins limited voting stockholder (consisting of legacy Parkway limited voting stockholders) will be entitled to receive              shares of New Parkway limited voting stock for each share of Cousins limited voting preferred stock held at the close of business on the record date. Cousins stockholders and Parkway stockholders will not be required to make any payment to surrender or exchange their Cousins common stock or Parkway common stock or limited voting stock, except as may be required to exchange any certificated Parkway shares in the Merger, or to take any other action to receive their shares of New Parkway common stock or limited voting stock in the Distribution. The Distribution of New Parkway common stock and limited voting stock as described in this information statement is subject to the satisfaction or waiver of certain conditions, including consummation of the Merger, the Separation and the UPREIT Reorganization.

Following consummation of the Merger, the Separation, the UPREIT Reorganization and the Distribution, holders of Cousins stock (including legacy holders of Parkway stock) immediately prior to the Merger will hold the following:

•	each Cousins common stockholder immediately prior to the effective time of the Merger will hold one share of Cousins common stock and share of New Parkway common stock for each share of Cousins common stock held immediately prior to the effective time of the Merger;

•	each legacy Parkway common stockholder immediately prior to the effective time of the Merger will hold 1.63 shares of Cousins common stock and shares of New Parkway common stock for each share of Parkway common stock held immediately prior to the effective time of the Merger;

•	each legacy Parkway limited voting stockholder immediately prior to the effective time of the Merger will hold 1.63 shares of Cousins limited voting preferred stock and shares of New Parkway limited voting stock for each share of Parkway limited voting stock held immediately prior to the effective time of the Merger; and

•	legacy Cousins common stockholders will own approximately 53% of the New Parkway common stock, and legacy Parkway common stockholders will own approximately 47% of the New Parkway common stock. Legacy holders of Parkway limited voting stock will own 100% of New Parkway’s limited voting stock.

The foregoing assumes that the holder does not transfer any shares after the record date but prior to the effectiveness of the Distribution. For more information, see “The Separation, the UPREIT Reorganization and Distribution—Trading Before the Distribution Date.”

Structure and Formation of New Parkway Prior to New Parkway’s Distribution

We were formed on June 3, 2016 in Maryland as a wholly owned subsidiary of Parkway. Following the Distribution, we will operate as an independent UPREIT, meaning that a subsidiary partnership of ours, New Parkway LP, will own and operate New Parkway’s businesses. In order for us to operate as an UPREIT, immediately after the effective time of the Merger, Cousins and Parkway will consummate the Separation and the UPREIT Reorganization to separate the Houston Business, the Third-Party Services Business and certain other assets such that these businesses and assets are owned and operated by New Parkway LP.

The following transactions, among others, are expected to occur immediately following the effective time of the Merger in advance of the Distribution:

•	Cousins and Parkway will complete the Separation and the UPREIT Reorganization;

•	as a result of the Separation and the UPREIT Reorganization, we will own five assets in Houston, Texas subject to approximately $574.6 million of existing secured property-level indebtedness, based on principal balances as of March 31, 2016, reduced by the $114.0 million mortgage debt secured by CityWestPlace I & II that Parkway paid in full on April 6, 2016;

•	immediately following the effective time of the Merger, Parkway LP is expected to hold an approximate 47.5% common partnership interest in New Parkway LP;

•	immediately following the effective time of the Merger, we are expected to hold, directly or through our ownership of the general partner, an approximate 95.9% common partnership interest in Parkway LP;

•	immediately following the effective time of the Merger, we are expected to hold, directly and indirectly through our ownership of the general partner and our interest in Parkway LP, an approximate 98% common partnership interest in New Parkway LP;

•	as a result of the Merger, the Separation and the UPREIT Reorganization, the limited partners of Parkway LP, who held in the aggregate 4.1% of the limited partnership units of Parkway LP immediately prior to the effective time of the Merger, will retain their limited partnership units in Parkway LP and will receive pro rata partnership units of Cousins LP to the extent that such limited partners did not elect to redeem their limited partnership units of Parkway LP for shares of Parkway common stock prior to the effective time of the Merger;

•	Cousins, or a subsidiary of Cousins, will contribute $5 million to us in exchange for shares of New Parkway non-voting preferred stock with a liquidation preference of $5 million, a fixed market-rate dividend and no voting rights, other than as required by law. We will hold $5 million of preferred units in Parkway LP, which in turn will hold $5 million of preferred units of New Parkway LP. The terms of such preferred units will be substantially identical to the terms of the New Parkway non-voting preferred stock received by Cousins, which will be held by Cousins, or a subsidiary of Cousins. The issuance of the $5 million of Parkway non-voting preferred stock was negotiated between the parties to satisfy the parties’ overall business and economic objectives, including the intended tax treatment of the Distribution. The issuances of preferred units are meant to preserve the economics of the UPREIT structure;

•	to provide us with additional liquidity, and to provide funds for repayment of certain Cousins debt (including Parkway’s existing credit facilities), New Parkway LP expects to enter into a $350 million term loan facility (the “New Parkway Term Loan”) and a $50 million revolving credit facility (the “New Parkway Revolving Credit Facility,” and, together with the New Parkway Term Loan, the “New Parkway Credit Facilities”). Of the $350 million borrowed under the New Parkway Term Loan, $200 million will be distributed to the partners of New Parkway LP who in turn will, directly or indirectly, contribute the funds to Cousins LP, which will use the funds to fund a portion of the repayment of approximately $550 million outstanding under Parkway’s existing credit facilities. New Parkway LP will retain the remaining $150 million as working capital. In total, New Parkway expects to have approximately $810.6 million in outstanding indebtedness upon completion of the Separation;

•	Cousins and Parkway will separate their respective liabilities as set forth in the Separation and Distribution Agreement; and

•	in addition to the Separation and Distribution Agreement, as of or prior to the effective time of the Merger, we and Cousins will enter into a transition services agreement (the “Transition Services Agreement”), a tax matters agreement (the “Tax Matters Agreement”) and an employee matters agreement (the “Employee Matters Agreement”).

The New Parkway Articles provide for three classes of stock: voting common stock, limited voting stock, and non-voting preferred stock. On the business day following the closing of the Merger, subject to satisfaction of the conditions to the Distribution, Cousins will effect the distribution of New Parkway common stock and limited voting stock to Cousins common stockholders and Parkway common stockholders and limited voting stockholders as of the close of business on the record date as described above under “—The Separation, the UPREIT Reorganization and the Distribution—Background.”

Ownership Structure

The simplified structure of each of Cousins and Parkway prior to the Merger is set forth below.

The simplified structure of each of Cousins and New Parkway following the Merger, the UPREIT Reorganization and the Distribution is set forth below.

New Parkway’s Post-Distribution Relationship with Cousins

We will enter into a Separation and Distribution Agreement with Cousins as of or prior to the effective time of the Merger. In addition, as of or prior to the effective time of the Merger, we will enter into various other agreements to effect the Separation, the UPREIT Reorganization and the Distribution, which will provide a framework for our post-Distribution relationship with Cousins, such as the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement. For more information, see “Certain Relationships and Related Person Transactions.” These agreements will provide for the allocation between us and Cousins of Cousins’ assets, liabilities and obligations (including its investments, property, employee, benefits and tax-related assets and liabilities), in each case after giving effect to the Merger, attributable to periods prior to, at and after the Distribution, and will govern certain relationships between us and Cousins after the Distribution.

In advance of the Distribution, each party will use commercially reasonable efforts to obtain any third-party consents required to effect the separation of liabilities contemplated by the Separation and Distribution Agreement. To the extent that a party is unable to obtain a release from a guarantee or other obligation that is contemplated to be assigned to the other party, the party benefitting from the guarantee or obligation will indemnify and hold harmless the other party from any liability arising from such guarantee or obligation, and will not renew or extend the term of, increase obligations under, or transfer, the applicable obligation or liability.

For additional information regarding the Separation and Distribution Agreement and other transaction agreements, please refer to the sections entitled “Risk Factors—Risks Related to the Separation, the UPREIT Reorganization and the Distribution,” beginning on page 47 and “Certain Relationships and Related Person Transactions.”

Reasons for the Separation, UPREIT Reorganization and Distribution

The Cousins and Parkway boards of directors believe that the Separation, the UPREIT Reorganization and the Distribution are in the best interests of Cousins, Parkway and their respective stockholders for a number of reasons, including the following:

•	Create two separate, focused companies executing distinct business strategies. Historically, Cousins has focused on investing in Class A office assets located in high-growth Sun Belt markets. By separating the Houston Business into a stand-alone REIT, investors will have the opportunity to invest in two separate companies, each with dedicated management teams focusing on distinct business strategies.

•	Allow Cousins’ management to focus on its expanded portfolio, while enabling our management to unlock the value of our geographically specific portfolio. The Separation will allow Cousins’ management to focus on its expanded portfolio and presence in high-growth Sun Belt markets and will enable our management team to focus on unlocking value within our existing Houston, Texas portfolio through, among other things, active and creative leasing strategies. We believe that our focus on one geographic location, combined with our strong balance sheet, market knowledge and customer and industry relationships, will allow us to more effectively execute our growth strategies.

•	Provide an opportunity for our dedicated and experienced management team to implement and execute our growth strategy. Separating the Houston Business from the remainder of Cousins’ business, and providing a dedicated and experienced management team and other key personnel to operate the Houston Business will allow our management team to devote their full focus and attention to our assets, which will allow these assets to realize their full potential.

•	Enhance investor transparency and better highlight Cousins’ and our attributes. The Separation will enable potential investors and the financial community to evaluate us and Cousins separately and better assess the distinctive merits, performance and future prospects of each business. Additionally, the Separation will allow individual investors to better control their asset allocation decisions, providing investors the opportunity to invest in a well-capitalized REIT that is positioned to take advantage of a recovery in the energy sector.

The Cousins board of directors and the Parkway board of directors also considered a number of potentially negative factors in evaluating the Separation and the Distribution, and concluded that the potential benefits of the Separation, the UPREIT Reorganization and the Distribution outweighed these factors. For more information, see “The Separation, the UPREIT Reorganization and the Distribution—Reasons for the Separation, the UPREIT Reorganization and the Distribution.”

Agreements to be Entered into in Connection with the Merger, the Separation, the UPREIT Reorganization and the Distribution

Agreement with the TPG Parties

At the effective time of the Merger, we will will enter into a stockholders agreement (the “New Parkway Stockholders Agreement”) with TPG VI Pantera Holdings, L.P. (“TPG Pantera”) and TPG VI Management, LLC (“TPG Management,” and together with TPG Pantera, the “TPG Parties”) pursuant to which, among other things, TPG Pantera will have the right to nominate two directors to the New Parkway board of directors for so long as TPG Pantera (together with its affiliates, other than non-private equity portfolio companies of TPG Pantera) beneficially owns at least 5% of New Parkway common stock (or up to three directors if they beneficially own at least 30% of New Parkway common stock) and one director to the New Parkway board of directors for so long as TPG Pantera (together with its affiliates, other than non-private equity portfolio companies of TPG Pantera) own at least 2.5% of New Parkway common stock. The agreement will also grant the TPG Parties certain consent rights and registration and preemptive rights. For more information, see “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties.”

Agreement with Mr. James A. Thomas

Concurrently with the execution of the Merger Agreement, Parkway and Parkway LP entered into a letter agreement (the “Thomas Letter Agreement”) with the chairman of the Parkway board of directors, Mr. James A. Thomas, and certain unitholders of Parkway LP who are affiliated with Mr. Thomas (together with Mr. Thomas, the “Thomas Parties”). The Thomas Letter Agreement supplements and amends an existing letter agreement among the parties relating to certain governance rights of Mr. Thomas, certain tax protection arrangements, and registration rights. The Thomas Letter Agreement will be binding on us and the successor to Parkway LP following the Merger and the Distribution, and, in general, will not be binding upon Cousins, Cousins LP or any of their subsidiaries. For more information, see “Certain Relationships and Related Person Transactions—Agreement with Mr. James A. Thomas.”

Corporate Information

We were formed on June 3, 2016 in Maryland as a wholly owned subsidiary of Parkway. Prior to the contribution of New Parkway’s businesses to us, which will occur in connection with the Separation and the UPREIT Reorganization immediately following the effective time of the Merger, we will have no operations and no assets other than nominal cash from our initial capitalization. The address of our principal executive office is Parkway, Inc., Bank of America Center, 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801. Our telephone number is (407) 650-0593.

Commencing shortly prior to the Distribution, we will also maintain an Internet website at www.pky.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated by reference herein, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of Cousins (including legacy Parkway stockholders) who will receive New Parkway stock in the Distribution. It is not and should not be construed as an inducement or encouragement to buy or sell any of New Parkway’s securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date and neither we nor Cousins will update the information except in the normal course of our and its respective disclosure obligations and practices.

Risks Associated with New Parkway’s Businesses and the Separation, the UPREIT Reorganization and the Distribution

An investment in New Parkway common stock is subject to a number of risks, including risks relating to the Separation, the UPREIT Reorganization and the Distribution. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors,” beginning on page 34 for a more thorough description of these and other risks, including the risk that:

•	the conditions of our primary markets affect our operations. All of our properties are located in Houston, Texas and are affected by the economic cycles and risks inherent in this market, including the continuing effects of the downturn in the energy industry;

•	our business could be adversely affected by a decline in commodity prices, especially the price of crude oil;

•	we derive 52% of our revenues from customers in the energy sector, which subjects us to more risk than if we were broadly diversified;

•	we face risks associated with the acquisition, development and redevelopment of properties;

•	we face a wide range of competition, including competition for acquisitions and competition in the leasing market, that could affect our ability to operate profitably;

•	our performance is subject to risks inherent in owning real estate;

•	if we lose our key management personnel, we may not be able to successfully manage our business and achieve our objectives;

•	some of our leases provide customers with the right to terminate their leases early, which could have an adverse effect on our cash flow and results of operations;

•	we will have a debt burden that could materially adversely affect our future operations, and we may incur additional indebtedness in the future;

•	covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial position or results of operations;

•	we have no operating history as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results;

•	the Distribution will be treated as a taxable distribution to Cousins stockholders for U.S. federal income tax purposes. An amount equal to the fair market value of our common stock received by you will be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of Cousins (including gain recognized by Cousins in connection with the Separation and Distribution), with the excess treated as a nontaxable return of capital to the extent of your tax basis in your shares of Cousins common stock and any remaining excess treated as capital gain;

•	after the Separation, certain of our directors and executive officers may have actual or potential conflicts of interest because of their previous or continuing equity interest in, or positions at, Cousins;

•	we may not achieve some or all of the expected benefits of the Separation, and the Separation may adversely affect our business; and

•	if we do not qualify to be taxed as a REIT, or if we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face substantial tax liability, which would substantially reduce funds available for distribution to our stockholders.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

What is New Parkway, and why is Cousins separating New Parkway’s businesses and distributing New Parkway’s shares?	New Parkway was formed primarily to hold the combined Houston, Texas businesses of Cousins and Parkway and the Third-Party Services Business of Parkway after the Merger and the Distribution. The Separation of New Parkway from Cousins and the Distribution of shares of New Parkway common stock and limited voting stock will enable New Parkway and Cousins to focus on their respective operations and respond more efficiently to the unique challenges of their respective businesses. New Parkway and Cousins expect that the Separation and the Distribution will result in the enhanced long-term performance of each business. For more information, see “The Separation, the UPREIT Reorganization and the Distribution—Background” and “The Separation, the UPREIT Reorganization and the Distribution—Reasons for the Separation, the UPREIT Reorganization and the Distribution.”

Why am I receiving this document?	You are receiving this document because you are a holder of shares of Cousins common stock or may be a holder of Cousins common stock or limited voting stock following the Merger. If you are a holder of Cousins common stock as of the close of business on , 2016, the record date for the Distribution, you will be entitled to receive share of New Parkway common stock for each share of Cousins common stock that you hold at the close of business on such date. In addition, if you are a holder of Cousins limited voting preferred stock as of the close of business on the record date, you will be entitled to receive share of New Parkway limited voting stock for each share of Cousins limited voting preferred stock that you hold at the close of business on such date. The Distribution is expected to occur on the business day following the closing of the Merger.

What is the Separation of New Parkway from Cousins?	Immediately following the effective time of the Merger, Cousins will effect a reorganization, subject to the terms and subject to the conditions of the Merger Agreement and the Separation and Distribution Agreement, pursuant to which Cousins will effect the Separation of the combined business in Houston, Texas of Cousins and Parkway. Following the Separation, New Parkway will own the Houston Business, the Third-Party Services Business and certain other assets previously owned by Parkway. New Parkway’s portfolio will consist of five Class A assets comprising 19 buildings and totaling approximately 8.7 million rentable square feet in the Greenway, Galleria and Westchase submarkets of Houston, providing significant operational scale and geographic focus.

By separating the Houston Business into a stand-alone REIT, investors will have the opportunity to invest in two separate companies with dedicated management teams focused on distinct business strategies.

What is the UPREIT Reorganization?

In connection with the Merger and the Separation, Cousins and Parkway will reorganize their combined businesses through the UPREIT Reorganization such that, after the completion of the Distribution, both Cousins and New Parkway will operate as UPREITs. This means that an operating partnership of each company will hold substantially all of the properties, conduct substantially all of the business and generate substantially all of the revenues of each company.

Parkway currently operates as an UPREIT through its operating partnership, Parkway LP. Pursuant to the Separation and the UPREIT Reorganization, New Parkway LP will become the operating partnership of New Parkway, through which New Parkway will operate substantially all of its business after the Distribution.

What assets will New Parkway own following the Separation and the UPREIT Reorganization?	New Parkway will own the Houston Business, consisting of the combined Houston, Texas assets of Cousins and Parkway, including five Class A office assets totaling 8.7 million rentable square feet in the Galleria, Greenway and Westchase submarkets of Houston, Texas. In addition, New Parkway will provide fee-based real estate services for third-party owners through the Third-Party Services Business and will own certain other assets previously owned by Parkway.

What is the Distribution and how will the Distribution work?	To accomplish the Distribution, Cousins will distribute all of the outstanding shares of New Parkway common stock to Cousins common stockholders and all of the outstanding shares of New Parkway limited voting stock to Cousins limited voting preferred stockholders, each on a pro rata basis. Each Cousins common stockholder, including legacy Parkway stockholders, will be entitled to receive share of New Parkway common stock for each share of Cousins common stock held at the close of business on the record date, and each Cousins limited voting preferred stockholder will be entitled to receive shares of New Parkway limited voting stock for each share of Cousins limited voting preferred stock held at the close of business on the record date.

What is the record date for the Distribution?	The record date for the Distribution is , 2016.

When will the Distribution occur?	It is expected that all of the shares of New Parkway common stock and all of the shares of New Parkway limited voting stock will be distributed by Cousins on , 2016, the business day following the closing of the Merger, to holders of record of Cousins common stock and Cousins limited voting preferred stock, respectively, at the close of business on the record date.

What do Cousins stockholders need to do to participate in the Distribution?	Stockholders of Cousins as of the record date will not be required to take any action to receive shares of New Parkway common stock in the Distribution, except actions as may be required to exchange any certificated Parkway shares in the Merger. No stockholder approval of the Distribution is required and you are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of Cousins common stock or Parkway common stock or take any other action to receive your shares of New Parkway common stock, except actions as may be required to exchange any certificated Parkway shares in the Merger. Please do not send in your Cousins stock certificates or Parkway stock certificates until after the Merger is completed. The Distribution will not affect the number of outstanding shares of Cousins common stock or any rights of Cousins stockholders, although it will affect the market value of each outstanding share of Cousins common stock.

What do legacy Parkway stockholders need to do to participate in the Distribution?

After the Merger is completed, if you held certificates representing Parkway common stock immediately prior to the effective time of the Merger, American Stock Transfer & Trust Company, LLC (“AST”), the exchange agent, will send you a letter of transmittal and instructions for exchanging your shares of Parkway common stock for the merger consideration of 1.63 shares of Cousins common stock. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, a holder of shares of Parkway common stock will receive the merger consideration of 1.63 shares of Cousins common stock, as well as              shares of New Parkway common stock in the Distribution.

Holders of shares of Parkway common stock and Parkway limited voting stock in book-entry form immediately prior to the effective time of the Merger will not be required to take any action to receive shares of New Parkway common stock in the Distribution.

How will shares of New Parkway common stock and shares of New Parkway limited voting stock be issued?	You will receive shares of New Parkway common stock or shares of New Parkway limited voting stock, as applicable, through the same channels that you currently use, or will use after the Merger, to hold or trade shares of Cousins common stock and Cousins limited voting preferred stock, whether through a brokerage account, 401(k) plan or other channels. Receipt of shares of New Parkway common stock will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of Cousins common stock or Cousins limited voting preferred stock as of the close of business on the record date, including shares in certificated form, Cousins, with the assistance of AST, the settlement and distribution agent, will electronically distribute shares of New Parkway common stock to you or to your brokerage firm on your behalf in book-entry form. AST will mail to you a book-entry account statement that reflects your shares of New Parkway common stock or limited voting stock, or your bank or brokerage firm will credit your account for the shares.

How many New Parkway shares will I receive in the Distribution?	For each share of Cousins common stock held of record by you as of the close of business on , 2016, the record date, you will receive share of New Parkway common stock. For each share of Cousins limited voting preferred stock held of record by you as of the close of business on the record date, you will receive share of New Parkway limited voting stock. As a result, each legacy Parkway common stockholder who continues to hold the Cousins shares received in the Merger will receive shares of New Parkway common stock for each share of Parkway common stock held immediately prior to the effective time of the Merger, and each legacy Parkway limited voting stockholder will receive shares of New Parkway limited voting stock for each share of Parkway limited voting stock held immediately prior to the effective time of the Merger. Based on approximately million shares of Cousins common stock to be outstanding as of , 2016, and a total of approximately million shares of Parkway common stock outstanding as of such date, a total of approximately million shares of New Parkway common stock will be distributed. Based on approximately million shares of Parkway limited voting stock to be outstanding as of , 2016, a total of approximately million shares of New Parkway limited voting stock will be distributed.

Will I be taxed on the shares of New Parkway common stock that I receive in the Distribution?

Yes. The distribution of shares of New Parkway common stock in the Distribution will be treated as a taxable distribution to Cousins common stockholders, including legacy Parkway stockholders, for U.S. federal income tax purposes. An amount equal to the fair market value of the shares of New Parkway common stock received by you in the Distribution will generally be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of Cousins (including gain recognized by Cousins in connection with the Separation and the Distribution), with the excess treated first as a non-taxable return of capital to the extent of your tax basis in Cousins common stock and any remaining excess treated as capital gain.

Although Cousins will be ascribing a value to the shares of New Parkway common stock in the Distribution for tax purposes, this valuation is not binding on the United States Internal Revenue Service (the “IRS”) or any other tax authority. These tax authorities could ascribe a higher valuation to those shares, particularly if shares of New Parkway common stock trade at prices significantly above the value ascribed to those shares by Cousins in the period following the Distribution. Such higher valuation may cause a larger reduction in the tax basis of your Cousins shares or may cause you to recognize additional dividend or capital gain income.

Cousins will not be able to advise you of the amount of earnings and profits of Cousins until after the end of the calendar year in which the Distribution occurs. However, Cousins anticipates that it will recognize a substantial amount of capital gain for U.S. federal income tax purposes in connection with the Separation that will have the effect of substantially increasing its earnings and profits for the year in which the Distribution occurs.

The particular consequences of the Distribution to each Cousins stockholder (including legacy Parkway stockholders) depend on such holder’s particular facts and circumstances, and thus you are urged to consult your tax advisor to understand fully the consequences to you of the Distribution. For more information, see “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Stockholders.”

How will the Distribution affect my tax basis and holding period in shares of Cousins common stock?	Your tax basis in shares of Cousins common stock held at the time of the Distribution will be reduced (but not below zero) to the extent the fair market value of shares of New Parkway common stock distributed by Cousins to you in the Distribution exceeds your ratable share of Cousins’ current and accumulated earnings and profits. Your holding period for such Cousins shares will not be affected by the Distribution. See “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Stockholders.”

What will my tax basis and holding period be for shares of New Parkway common stock that I receive in the Distribution?	Your tax basis in shares of New Parkway common stock received in the Distribution will equal the fair market value of such shares on the Distribution date. Your holding period for such shares will begin the day after the Distribution date. See “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Stockholders.”

You should consult your tax advisor as to the particular tax consequences of the Distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.

What are the conditions to the Distribution?	The Distribution is subject to a number of conditions, including, among others:

	•	the consummation of the Merger, the Separation and the UPREIT Reorganization;

	•	the execution of a credit agreement for, and satisfaction of conditions to, borrowing under the New Parkway Credit Facilities, and the distribution of $200 million of funds borrowed under the New Parkway Term Loan to the partners of New Parkway LP, who in turn will, directly or indirectly, contribute the funds to Cousins LP;

	•	the receipt of an opinion from an independent appraisal firm to the Cousins board of directors confirming the solvency and surplus of Cousins and New Parkway after the Distribution that is in form and substance acceptable to Cousins in its sole discretion;

	•	the SEC declaring effective the registration statement of which this information statement forms a part, with no stop order in effect with respect thereto, and no proceeding for such purpose pending before, or threatened by, the SEC;

• no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the UPREIT Reorganization, the Distribution or any of the related transactions shall be in effect;

• the acceptance for listing on the NYSE of the New Parkway common stock to be distributed, subject to official notice of distribution; and

• the execution of ancillary agreements, including the Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement.

Cousins and New Parkway cannot assure you that any or all of these conditions will be met. For a complete discussion of all of the conditions to the Distribution, please refer to “The Separation, the UPREIT Reorganization and the Distribution—The Separation and Distribution Agreement—Conditions to the Distribution.”

What is the expected date of completion of the Distribution?	The completion and timing of the Distribution are dependent upon a number of conditions, including the conditions listed above. It is expected that the shares of New Parkway common stock and shares of New Parkway limited voting stock will be distributed by Cousins on , 2016, the business day following the closing of the Merger, to the holders of record of shares of Cousins common stock and Cousins limited voting preferred stock respectively, at the close of business on the record date. However, no assurance can be provided as to the timing of the Distribution or that all conditions to the Distribution will be met.

What if I want to sell my Cousins common stock or my New Parkway common stock?	If you would like to sell your Cousins common stock or New Parkway common stock, you should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of Cousins stock?	Beginning shortly before the record date and continuing up to and through the Distribution date, it is expected that there will be two markets in Cousins common stock: a “regular-way” market and an “ex-distribution” market.

Shares of Cousins common stock that trade on the “regular-way” market will trade with an entitlement to shares of New Parkway common stock distributed in the Distribution. Shares of Cousins common stock that trade on the “ex-distribution” market will trade without an entitlement to shares of New Parkway common stock distributed pursuant to the Distribution.

If you decide to sell any Cousins common stock before the Distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Cousins common stock with or without your entitlement to shares of New Parkway common stock in the Distribution.

There will not be an “ex-distribution” market for shares of Parkway common stock or Parkway limited voting stock.

What will happen if I sell my shares of Parkway common or limited voting stock before the Distribution date?	If you sell your shares of Parkway common stock before the effective time of the Merger, you will also be selling your right to receive shares of New Parkway common stock in the Distribution and your right to receive the merger consideration in the Merger.

Will the shares of New Parkway common stock or limited voting stock be listed on an exchange?

New Parkway expects its common stock to be listed on the NYSE under the symbol “PKY.” New Parkway anticipates that trading in shares of its common stock will begin on a “when-issued” basis as early as two days before the record date and will continue up to and through the Distribution date and that “regular-way” trading in New Parkway common stock will begin on the first trading day following the completion of the Distribution. If trading begins on a “when-issued” basis, you may purchase or sell New Parkway common stock up to and through the Distribution date, but your transaction will not settle until after the Distribution date. New Parkway cannot predict the trading prices for its common stock before, on or after the Distribution date.

New Parkway does not intend to list the New Parkway limited voting stock on an exchange.

What will happen to the listing of Cousins common stock?	Cousins common stock will continue to trade on the NYSE after the Distribution.

Will the number of shares of Cousins common stock that I own change as a result of the Distribution?	No. The number of shares of Cousins common stock that you own will not change as a result of the Distribution.

Will the Distribution affect the market price of my shares of Cousins stock?	Yes. As a result of the Distribution, Cousins expects the trading price of shares of Cousins common stock immediately following the Distribution to be lower than the “regular-way” trading price of such shares immediately prior to the Distribution because the trading price of shares of Cousins common stock will no longer reflect the value of New Parkway’s businesses. Cousins believes that, over time following the Distribution, assuming the same market conditions and the realization of the expected benefits of the Separation, the UPREIT Reorganization and the Distribution, shares of Cousins common stock and New Parkway common stock should have a higher aggregate market value as compared to the market value of shares of Cousins common stock if the Separation, the UPREIT Reorganization and the Distribution did not occur. There can be no assurance, however, that such a higher aggregate market value will be achieved. This means, for example, that the combined trading prices of one share of Cousins common stock and one share of New Parkway common stock after the Distribution may be equal to, greater than, or less than the trading price of one share of Cousins common stock before the Distribution.

What is a REIT?	New Parkway intends to qualify and elect to be taxed as a REIT under Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the “Code”), beginning with New Parkway’s short taxable year commencing on the day prior to the Distribution and ending December 31, 2016. As a REIT, New Parkway generally will not be subject to U.S. federal income tax on REIT taxable income that it distributes to its stockholders. A company’s qualification as a REIT depends on its ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares. New Parkway believes that, immediately prior to the Distribution, it will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its intended manner of operation will enable it to meet the requirements for qualification and taxation as a REIT. New Parkway anticipates that distributions it makes to its stockholders generally will be taxable to its stockholders as ordinary income, although a portion of the distributions may be designated by New Parkway as qualified dividend income or capital gain or may constitute a return of capital. For a more complete discussion of the U.S. federal income taxation of REITs and the tax treatment of distributions to stockholders of New Parkway, please refer to “Material U.S. Federal Income Tax Consequences—Taxation of New Parkway and its Stockholders.”

Why will New Parkway be structured as an UPREIT following the Distribution?	The Cousins and Parkway boards of directors believe that the UPREIT structure, by which New Parkway will own substantially all of its assets and conduct substantially all of its operations through an operating partnership following completion of the Distribution, will give New Parkway greater flexibility to acquire assets using a tax-deferred acquisition currency.

What debt will New Parkway have after the Separation?

Immediately following the Separation, New Parkway expects to have $810.6 million of indebtedness. New Parkway will acquire its properties subject to approximately $574.6 million of existing secured property-level indebtedness, based on principal balances at March 31, 2016, reduced by the $114.0 million mortgage debt secured by CityWestPlace I & II that Parkway paid in full on April 6, 2016.

To provide additional liquidity to New Parkway following the Distribution, and to provide funds for repayment of certain Cousins debt, New Parkway LP expects to enter into the New Parkway Credit Facilities and initially borrow $350 million. Of the $350 million borrowed under the New Parkway Term Loan, $200 million will be distributed to the partners of New Parkway LP who in turn will, directly or indirectly, contribute the funds to Cousins LP, which will use the funds to fund a portion of the repayment of approximately $550 million outstanding under Parkway’s existing credit facilities. New Parkway LP will retain the remaining $150 million as working capital.

What will New Parkway’s relationship be with Cousins following the Distribution?

New Parkway and Cousins will be independent companies following the Distribution. As of or prior to the effective time of the Merger, New Parkway will enter into the Separation and Distribution Agreement with Cousins. In addition, as of or prior to the effective time of the Merger, New Parkway will enter into various other agreements to effect the Separation, the UPREIT Reorganization and the Distribution and provide a framework for its relationship with Cousins after the Separation, such as the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement.

For additional information regarding the Separation and Distribution Agreement and other transaction agreements, please refer to the sections entitled “Risk Factors—Risks Related to the Separation, the UPREIT Reorganization and the Distribution” and “Certain Relationships and Related Person Transactions.”

Who will manage New Parkway after the Distribution?	New Parkway’s management team will include experienced members of Parkway’s management team who have a detailed understanding of New Parkway’s properties and assets. After the Distribution, Mr. Heistand will be New Parkway’s President and Chief Executive Officer and also a member of New Parkway’s board of directors, and Messrs. M. Jayson Lipsey, Scott E. Francis and Jason A. Bates, current executive officers of Parkway, will serve as New Parkway’s Executive Vice Presidents. None of the senior leadership team of New Parkway will hold positions with Cousins following the Distribution. For more information regarding New Parkway’s management, please refer to “Management.”

Are there risks associated with owning shares of New Parkway common stock?	Yes. Ownership of shares of New Parkway common stock is subject to both general and specific risks related to New Parkway’s business, the industry in which it operates, its ongoing contractual relationships with Cousins and its status as a separate, publicly traded company. Ownership of New Parkway common stock is also subject to risks relating to the Separation and the UPREIT Reorganization. These risks are described in the “Risk Factors” section of this information statement beginning on page 34. You are encouraged to read that section carefully.

Does New Parkway plan to pay dividends?	New Parkway generally intends over time to pay dividends in an amount at least equal to the amount that will allow New Parkway to qualify as a REIT and to avoid current entity level U.S. federal income taxes. To qualify as a REIT, New Parkway must distribute to its stockholders an amount at least equal to:

	1.	90% of its REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which does not necessarily equal net income as calculated in accordance with GAAP); plus

	2.	90% of the excess of its net income from foreclosure property over the tax imposed on such income by the Code; less

	3.	any excess non-cash income (as determined under the Code). Please refer to “Material U.S. Federal Income Tax Consequences—Taxation of New Parkway and its Stockholders.”

Dividends paid by New Parkway will be authorized and determined by New Parkway’s board of directors, in its sole discretion, out of legally available funds, and will be dependent upon a number of factors, including restrictions under applicable law and other factors described under “Dividend Policy.” New Parkway may pay dividends from sources other than cash flow from operations or funds from operations (“FFO”), which may reduce the amount of capital available for operations, may have negative tax implications, and may have a negative effect on the value of your shares under certain conditions. New Parkway cannot assure you that its dividend policy will remain the same in the future, or that any estimated dividends will be made or sustained.

Who will be the distribution agent for the New Parkway common stock?	The distribution agent for the New Parkway common stock will be AST. For questions relating to the transfer or mechanics of the Distribution, you should contact:

American Stock Transfer & Trust Company, LLC

548 Briana Lane

Hudson, Wisconsin 54016

(800) 937-5449

www.amstock.com

If your shares of Cousins or Parkway are held by a bank, broker or other nominee, you may call the information agent for the Distribution,             , toll free at                     . Banks and brokers should call                     .

Who will be the transfer agent for New Parkway common stock?	The transfer agent for the New Parkway common stock will be .

Where can I find more information about Cousins and New Parkway?	Before the Distribution, if you have any questions relating to Cousins’ business performance, you should contact:

Cousins Properties Incorporated 191 Peachtree Street NE, Suite 500 Atlanta, Georgia 30303 Attention: Investor Relations (404) 407-1000 http://cousinsproperties.com/content/investor-relations

After the Distribution, New Parkway stockholders who have any questions relating to New Parkway’s business performance should contact New Parkway at:

Parkway, Inc. Bank of America Center 390 North Orange Avenue, Suite 2400 Orlando, Florida 32801 Attention: Investor Relations (407) 259-0251

The New Parkway investor website will be operational as of , 2016. The websites of Cousins and New Parkway are not incorporated by reference into this information statement.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA—PARKWAY HOUSTON

The following tables set forth the summary historical combined financial data of the portion of the Houston Business currently owned by Parkway, the Third-Party Services Business, and certain other assets owned by subsidiaries of Parkway (collectively, “Parkway Houston”), which was carved out from the financial information of Parkway. The summary historical financial data set forth below as of December 31, 2015, 2014 and 2013, and for the years ended December 2015, 2014 and 2013 has been derived from Parkway Houston’s audited combined financial statements, which are included elsewhere in this information statement. The income statement data for the three months ended March 31, 2016 and 2015 and the balance sheet data as of March 31, 2016 have been derived from Parkway Houston’s unaudited interim combined financial statements included elsewhere in this information statement. Parkway Houston’s unaudited interim combined financial statements as of March 31, 2016 and for the three months ended March 31, 2016 were prepared on the same basis as Parkway Houston’s audited combined financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly Parkway Houston’s financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

The summary historical combined financial data set forth below does not indicate results expected for any future periods. The summary historical combined financial data is qualified in its entirety by, and should be read in conjunction with, “Selected Historical Combined Financial Data—Parkway Houston,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Parkway Houston’s combined financial statements and related notes thereto included elsewhere in this information statement.

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
Income Statement Data (in thousands):
Total revenues	$30,434	$27,524	$129,461	$163,697	$38,491
Depreciation and amortization	(11,365)	(13,237)	(55,570)	(64,012)	(10,465)
Other operating expenses	(15,952)	(15,107)	(72,203)	(106,760)	(40,038)

Operating income (loss)	3,117	(820)	1,688	(7,075)	(12,012)
Interest and other income	61	61	246	244	1,663
Interest expense	(3,953)	(4,045)	(16,088)	(16,252)	(3,296)
Income tax (expense) benefit	(493)	(173)	(1,635)	180	1,276

Net loss	(1,268)	(4,977)	(15,789)	(22,903)	(12,369)
Net (income) loss attributable to noncontrolling interests	—	7	7	(148)	—

Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)

Cash Flow Data (in thousands):
Operating activities	$(5,528)	$(10,274)	$12,856	$3,192	$3,599
Investing activities	(3,621)	(5,503)	(46,421)	(4,360)	(623)
Financing activities	9,126	18,157	37,534	(1,264)	4,793

Other Financial Data (in thousands):
FFO	$10,097	$8,267	$39,788	$40,961	$(1,904)
EBITDA	14,543	12,485	57,511	57,033	116
NOI	15,590	14,352	63,122	68,316	11,846

	As of March 31,	As of December 31,
	2016	2015	2014	2013
Balance Sheet Data (in thousands):
Total real estate related investments, net	$748,950	$752,653	$738,846	$757,848
Total assets	860,849	865,731	866,496	903,165
Mortgage notes payable, net	394,136	396,901	407,211	414,656
Total liabilities	442,159	456,665	485,535	503,130
Parkway equity	418,690	409,066	380,053	396,985
Noncontrolling interests	—	—	908	3,050

Funds From Operations (“FFO”)

Parkway Houston’s management believes that FFO is an appropriate measure of performance for a REIT and computes this measure in accordance with the National Association of Real Estate Investment Trusts’ (“NAREIT”) definition of FFO (including any guidance that NAREIT releases with respect to the definition). FFO is defined by NAREIT as net income (computed in accordance with United States generally accepted accounting principles (“GAAP”)), reduced by preferred dividends, excluding gains or losses from sale of previously depreciable real estate assets, impairment charges related to depreciable real estate under GAAP, plus depreciation and amortization related to depreciable real estate. Further, Parkway Houston does not adjust FFO to eliminate the effects of non-recurring charges. Parkway Houston believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. Parkway Houston believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of REITs by the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Parkway Houston may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. FFO does not represent cash generated from operating activities in accordance with GAAP and is not an indication of cash available to fund cash needs. FFO should not be considered an alternative to net income as an indicator of its operating performance or as an alternative to cash flow as a measure of liquidity.

The following table reconciles net loss attributable to Parkway Houston to FFO for the three months ended March 31, 2016 and 2015 and for the years ended December 31, 2015, 2014 and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465

FFO	$10,097	$8,267	$39,788	$40,961	$(1,904)

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Parkway Houston believes that using EBITDA as a non-GAAP financial measure helps investors and its management analyze its ability to service debt and pay cash distributions. Parkway Houston defines EBITDA as net loss attributable to Parkway Houston before interest expense, income tax expense (benefit) and depreciation and amortization.

The following table reconciles net loss attributable to Parkway Houston to EBITDA for the three months ended March 31, 2016 and 2015 and for the years ended December 31, 2015, 2014, and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)
Interest expense	3,953	4,045	16,088	16,252	3,296
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465
Income tax expense (benefit)	493	173	1,635	(180)	(1,276)

EBITDA	$14,543	$12,485	$57,511	$57,033	$116

Net Operating Income (“NOI”)

Parkway Houston defines NOI as income from office properties less property operating expenses. Parkway Houston considers NOI to be a useful performance measure to investors and management because it reflects the revenues and expenses directly associated with owning and operating its properties and the impact to operations from trends in occupancy rates, rental rates and operating costs not otherwise reflected in net income.

The following table reconciles net loss attributable to Parkway Houston to NOI for the three months ended March 31, 2016 and 2015 and for the years ended December 31, 2015, 2014 and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)
Interest expense	3,953	4,045	16,088	16,252	3,296
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465
Management company expenses	781	2,785	9,362	27,038	23,638
Income tax expense (benefit)	493	173	1,635	(180)	(1,276)
General and administrative	1,632	1,631	6,336	6,917	7,267
Sale of condominium units	—	(4)	(11,063)	(16,554)	—
Cost of sales - condominium units	—	202	11,120	13,199	14
Net income (loss) attributable to noncontrolling interests	—	(7)	(7)	148	—
Impairment loss on management contracts	—	—	—	4,750	—
Management company income	(1,305)	(2,679)	(9,891)	(23,971)	(17,526)
Interest and other income	(61)	(61)	(246)	(244)	(1,663)

NOI	$15,590	$14,352	$63,122	$68,316	$11,846

SUMMARY HISTORICAL COMBINED FINANCIAL DATA—COUSINS HOUSTON

The following tables set forth the summary historical combined financial and other data of the portion of the Houston Business currently owned by Cousins (“Cousins Houston”), which was carved out from the financial information of Cousins, as described below. The summary historical combined financial data set forth below as of December 31, 2015 and 2014, for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013 has been derived from Cousins Houston’s audited combined financial statements, which are included elsewhere in this information statement. The income statement data for each of the three months ended March 31, 2016 and 2015 and the balance sheet data as of March 31, 2016 have been derived from Cousins Houston’s unaudited interim combined financial statements included elsewhere in this information statement. The summary historical combined financial data as of December 31, 2013 was derived from financial information not included in this information statement. Cousins Houston’s unaudited interim combined financial statements as of March 31, 2016 and 2015 and for the three months ended March 31, 2016 and 2015 were prepared on the same basis as Cousins Houston’s audited combined financial statements as of December 31, 2015 and 2014, for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly Cousins Houston’s financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

The summary historical combined financial data set forth below does not indicate results expected for any future periods. The summary historical combined financial data is qualified in its entirety by, and should be read in conjunction with, “Selected Historical Combined Financial Data—Cousins Houston,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Parkway” and Cousins Houston’s combined financial statements and related notes thereto included elsewhere in this information statement.

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
Income Statement Data (in thousands):
Rental property revenues	$43,269	$43,211	$177,890	$184,536	$72,696
Other revenues	186	79	—	31	11
Rental property operating expenses	(17,926)	(18,113)	(74,162)	(79,625)	(31,759)
General and administrative expenses	(3,177)	(1,322)	(6,328)	(7,347)	(3,793)
Depreciation and amortization	(15,428)	(17,586)	(63,791)	(77,760)	(29,146)
Interest expense	(1,974)	(2,010)	(7,988)	(8,127)	(2,618)
Acquisition and related costs	—	—	—	—	(3,858)

Net income	$4,950	$4,259	$25,621	$11,708	$1,533

	As of March 31,	As of December 31,
	2016	2015	2014	2013
Balance Sheet Data (in thousands):
Operating properties, net	$1,083,270	$1,086,451	$1,077,290	$1,087,181
Total assets	1,185,493	1,188,236	1,188,355	1,220,551
Note payable	180,124	180,937	184,097	187,120
Total liabilities	246,582	271,364	278,558	283,604
Equity	938,911	916,872	909,797	936,947

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
Cash Flow Data (in thousands):
Operating activities	$(6,241)	$468	$76,395	$80,220	$41,770
Investing activities	(8,737)	(15,318)	(55,085)	(37,478)	(1,164,245)
Financing activities	16,231	14,166	(21,885)	(42,058)	1,122,475

Other Financial Data (in thousands):
FFO	$20,378	$21,845	$89,412	$89,468	$30,679
EBITDA	22,352	23,855	97,400	97,595	33,297
NOI	25,343	25,098	103,728	104,911	40,937

Funds from Operations (FFO)

Cousins Houston’s management believes that FFO is an appropriate measure of performance for a REIT and computes this measure in accordance with the NAREIT definition of FFO (including any guidance that NAREIT releases with respect to the definition). FFO is defined by NAREIT as net income (computed in accordance with GAAP), reduced by preferred dividends, excluding gains or losses from sale of previously depreciable real estate assets, impairment charges related to depreciable real estate under GAAP, plus depreciation and amortization related to depreciable real estate. Further, Cousins Houston does not adjust FFO to eliminate the effects of non-recurring charges. Cousins Houston believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. Cousins Houston believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of REITs by the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Cousins Houston may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. FFO does not represent cash generated from operating activities in accordance with GAAP and is not an indication of cash available to fund cash needs. FFO should not be considered an alternative to net income as an indicator of its operating performance or as an alternative to cash flow as a measure of liquidity.

The following table reconciles net income to FFO of Cousins Houston for the three months ended March 31, 2016 and 2015, the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)		(unaudited)
Net income	$4,950	$4,259	$25,621	$11,708	$1,533
Depreciation and amortization	15,428	17,586	63,791	77,760	29,146

FFO	$20,378	$21,845	$89,412	$89,468	$30,679

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

Cousins Houston believes that using EBITDA as a non-GAAP financial measure helps investors and its management analyze its ability to service debt and pay cash distributions. Cousins Houston defines EBITDA as net income before interest expense and depreciation and amortization.

The following table reconciles net income to EBITDA of Cousins Houston for the three months ended March 31, 2016 and 2015, for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31, 2013
	2016	2015	2015	2014
	(unaudited)		(unaudited)
Net income	$4,950	$4,259	$25,621	$11,708	$1,533
Interest expense	1,974	2,010	7,988	8,127	2,618
Depreciation and amortization	15,428	17,586	63,791	77,760	29,146

EBITDA	$22,352	$23,855	$97,400	$97,595	$33,297

Net Operating Income (NOI)

Cousins Houston defines NOI as rental property revenues less rental property operating expenses. Cousins Houston considers NOI to be a useful performance measure to investors and management because it reflects the revenues and expenses directly associated with owning and operating its properties and the impact to operations from trends in occupancy rates, rental rates and operating costs not otherwise reflected in net income.

The following table reconciles net income to NOI of Cousins Houston for the three months ended March 31, 2016 and 2015, for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31, 2013
	2016	2015	2015	2014
Net income	$4,950	$4,259	$25,621	$11,708	$1,533
Other income	(186)	(79)	—	(31)	(11)
General and administrative expenses	3,177	1,322	6,328	7,347	3,793
Depreciation and amortization	15,428	17,586	63,791	77,760	29,146
Interest expense	1,974	2,010	7,988	8,127	2,618
Acquisition and related expenses	—	—	—	—	3,858

NOI	$25,343	$25,098	$103,728	$104,911	$40,937

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following tables show summary unaudited pro forma combined financial information about our combined financial condition and operating results after giving effect to the Merger, Separation, UPREIT Reorganization and the Distribution. The Merger will be accounted for as a “purchase,” as that term is used under GAAP, for accounting and financial reporting purposes. The unaudited pro forma combined balance sheet data gives effect to the Separation as if it had occurred on March 31, 2016. The unaudited pro forma combined statements of operations data gives effect to the Separation and the payoff of the mortgage debt secured by CityWestPlace I & II by Parkway as if it had occurred on January 1, 2015. The summary unaudited pro forma combined financial information set forth below has been derived from, is qualified in its entirety by and should be read in conjunction with (i) the more detailed unaudited pro forma combined financial statements, including the notes thereto, appearing elsewhere in this information statement and (ii) the combined financial statements and related notes thereto of each of Cousins Houston and Parkway Houston for the year ended December 31, 2015 and the three months ended March 31, 2016 appearing elsewhere in this information statement. For more information, see “Unaudited Pro Forma Combined Financial Statements” and “Where You Can Find More Information.”

The summary unaudited pro forma combined financial information set forth below is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of our future operating results or financial position. The unaudited pro forma combined financial statements do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above.

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF MARCH 31, 2016

(in thousands, except share data)

(Unaudited)

Assets
Real estate related investments:
Office properties, net	$1,734,079

Cash and cash equivalents	168,300
Receivables and other assets	58,553
Intangible assets, net	129,410
Management contract intangibles, net	189

Total assets	$2,090,531

Liabilities
Mortgage notes payable, net	$459,164
Notes payable to banks, net	346,675
Accounts payable and other liabilities	53,998
Below market leases, net	59,941

Total liabilities	$919,778

Equity
Stockholders’ equity:
Common stock $.001 par value, 404,245,000 shares pro forma	404
Limited voting stock $.001 par value, 6,867,360 shares pro forma	7
Non-voting preferred stock $100,000 liquidation preference, 50 shares pro forma	5,000
Additional paid in capital	1,083,662

Total stockholders’ equity	1,089,073

Noncontrolling interests	81,680

Total equity	1,170,753

Total liabilities and equity	$2,090,531

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(In thousands, except per share data)

(Unaudited)

Revenues
Income from office properties	$72,272
Management company income	1,305

Total revenues	73,577

Expenses
Property operating expenses	31,465
Management company expenses	781
Depreciation and amortization	22,527
General and administrative	4,809

Total expenses	59,582

Operating income	13,995
Other income and expenses
Interest and other income	186
Interest expense	(8,118)

Income (loss) before income taxes	6,063
Income tax expense	(493)

Net income (loss)	5,570
Net (income) attributable to noncontrolling interests	(106)
Net income (loss) attributable to controlling interests	5,464
Dividends on non-voting preferred stock	(75)

Net income (loss) attributable to common stockholders	$5,389

Weighted average shares outstanding - Basic	404,245

Weighted average shares outstanding - Diluted	412,114

Basic and Diluted earnings per share	$0.01

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(In thousands, except per share data)

(Unaudited)

Revenues
Income from office properties	$276,861
Management company income	9,891
Sale of condominium units	11,063

Total revenues	297,815

Expenses
Property operating expenses	119,547
Management company expenses	9,362
Cost of sales - condominium units	11,120
Depreciation and amortization	93,253
General and administrative	12,664

Total expenses	245,946

Operating income	51,869
Other income and expenses
Interest and other income	1
Interest expense	(31,861)

Income (loss) before income taxes	20,009
Income tax expense	(1,635)

Net income (loss)	18,374
Net (income) loss attributable to noncontrolling interests	(344)

Net income (loss) attributable to controlling interests	18,030
Dividends on non-voting preferred stock	(300)

Net income (loss) attributable to common stockholders	$17,730

Weighted average shares outstanding - Basic	404,245

Weighted average shares outstanding - Diluted	412,114

Basic and diluted earnings per share	$0.04

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating our company and our common stock. Any of the following risks could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Our Properties and Business

If global market and economic conditions deteriorate, our business, financial condition and results of operations could be materially adversely affected.

Weak economic conditions generally, sustained uncertainty about global economic conditions, a tightening of credit markets, business layoffs, downsizing, industry slowdowns and other similar factors that affect our customers could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio. Additionally, these factors and conditions could have an impact on our lenders or customers, causing them to fail to meet their obligations to us. No assurances can be given regarding such macroeconomic factors or conditions, and our ability to lease our properties and increase or maintain rental rates may be negatively impacted, which may have a material adverse effect on our business, financial condition and results of operations.

The conditions of our primary market affect our business, financial condition and results of operations.

All of our properties are located in Houston, Texas. Therefore, our business, financial condition, results of operations and ability to pay dividends to our stockholders are directly linked to economic conditions in Houston generally, as well as the market for office space in Houston. An economic downturn in Houston, particularly increases in unemployment and customer bankruptcies, may materially adversely affect our business, financial condition and results of operations.

Additionally, as a result of the geographic concentration of our properties in Houston, we are particularly susceptible to adverse weather conditions that threaten southern and coastal states, such as hurricanes and flooding. A single catastrophe or destructive weather event may have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially adversely affected by a decline in commodity prices, particularly a decline in the price of crude oil.

The Houston market is economically dependent on the petroleum industry. A key economic variable that affects the petroleum industry is the price of crude oil, which can be influenced by general economic conditions, industry inventory levels, production quotas imposed by the Organization of Petroleum Exporting Countries, weather-related damage and disruptions, competing fuel prices and geopolitical risk. If the Houston market faces significant exposure to fluctuations in global crude oil prices, particularly for extended periods of time, or oil prices remain at historically low levels, the Houston market may experience business layoffs, downsizing, consolidations, industry slowdowns and other similar factors. These potential risks to our customers in Houston could negatively impact commercial real estate fundamentals and result in lower occupancy, an increased market for sublease space, lower rental rates and declining values in our real estate portfolio in Houston, which may have a material adverse effect on our business, financial condition and results of operations.

We derive a significant portion of our revenues from customers in the energy sector, which will subject us to more risk than if we were broadly diversified.

As of March 31, 2016, approximately 52% of our revenues were derived from customers in the energy sector. Our customers in the energy sector may be negatively impacted by changes in the supply and demand for crude oil, natural gas and other energy commodities, exploration, production and other capital expenditures related to the energy projects, government regulation and other risks related to commodity prices described in the risk factor entitled “—Our business could be adversely affected by a decline in commodity prices.” The occurrence of any of these events that have a negative impact on the energy sector would have a much larger adverse effect on our revenues than they would if we had a more diversified customer base, which may have a material adverse effect on our business, financial condition and results of operations.

Our performance is subject to risks inherent in owning real estate investments.

We are generally subject to risks incidental to the ownership of real estate. These risks include:

•	changes in supply of or demand for office properties in our market or sub-markets;

•	competition for customers in our market or sub-markets;

•	the ongoing need for capital improvements;

•	increased operating costs, which may not necessarily be offset by increased rents, including insurance premiums, utilities and real estate taxes, due to inflation and other factors;

•	changes in tax, real estate and zoning laws;

•	changes in governmental rules and fiscal policies;

•	inability of customers to pay rent;

•	competition from the development of new office space in our market or sub-markets and the quality of competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates, amenities and safety record; and

•	civil unrest, acts of war, terrorism, acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured losses) and other factors beyond our control.

Should any of the foregoing occur, it may have a material adverse effect on our business, financial condition and results of operations.

We face considerable competition in the leasing market and may be unable to renew existing leases or re-let space on terms similar to our existing leases, or we may expend significant capital in our efforts to re-let space, which may adversely affect our business, financial condition and results of operations.

We compete with a number of other owners and operators of office properties to renew leases with our existing customers and to attract new customers. To the extent that we are able to renew leases that are scheduled to expire in the short-term or re-let such space to new customers, heightened competition may require us to give rent concessions or provide customer improvements to a greater extent than we otherwise would have. In addition, the economic downturn of the last several years has led to increased competition for creditworthy customers and we may have difficulty competing with competitors who have purchased properties at depressed prices, because our competitors’ lower cost basis in such properties may allow them to offer space to customers at reduced rental rates.

If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our customers, we may lose potential customers, and we may be pressured to reduce our rental rates below those we currently charge, or may not be able to increase rates to market rates, in order to retain customers upon expiration of their existing leases. Even if our customers renew their leases or we are able to re-let the space, the terms and other costs of renewal or re-letting, including the cost of required renovations, increased customer improvement allowances, leasing commissions, declining rental rates, and other potential concessions, may be less favorable than the terms of our current leases and could require significant capital expenditures. Our inability to renew leases or re-let space in a reasonable time, a decline in rental rates or an increase in customer improvement, leasing commissions, or other costs may have a material adverse effect on our business, financial condition and results of operations.

An oversupply of office space in our market could cause rental rates and occupancies to decline, making it more difficult for us to lease space at attractive rental rates, if at all.

Undeveloped land in the Houston market is generally more readily available and less expensive per square foot than in markets such as New York City, Chicago, Boston, San Francisco and Los Angeles. As a result, even during times of positive economic growth, it may be easier for our competitors to construct new buildings that would compete with our properties than it would be if we operated in higher barrier-to-entry markets. Any oversupply of office space in our market could result in lower occupancy and rental rates in our portfolio, which may have a material adverse effect on our business, financial condition and results of operations.

Customer defaults may have a material adverse effect on our business, financial condition and results of operations.

The majority of our revenues and income comes from rental income from real property. As such, our business, financial condition and results of operations could be adversely affected if our customers default on their lease obligations. Our ability to manage our assets is also subject to federal bankruptcy laws and state laws that limit creditors’ rights and remedies available to real property owners to collect delinquent rents. If a customer becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the customer promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to that customer. We also cannot be sure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. If a customer becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the customer. A customer’s default on its obligations may have a material adverse effect on our business, financial condition and results of operations.

Some of our leases provide customers with the right to terminate their leases early, which may have a material adverse effect on our business, financial condition and results of operations.

Certain of our leases permit our customers to terminate their leases as to all or a portion of their leased premises prior to their stated lease expiration dates under certain circumstances, such as providing notice by a certain date and, in most cases, paying a termination fee. To the extent that our customers exercise early termination rights, our cash flow and earnings will be adversely affected, and we can provide no assurances that we will be able to generate an equivalent amount of net effective rent by leasing the vacated space to new third-party customers. If our customers elect to terminate their leases early, it may have a material adverse effect on our business, financial condition and results of operations.

Our expenses may remain constant or increase, even if our revenues decrease, which may have a material adverse effect on our business, financial condition and results of operations.

Costs associated with our business, such as mortgage payments, real estate taxes, insurance premiums and maintenance costs, are relatively inelastic and generally do not decrease, and may increase, when a property is not fully occupied, rental rates decrease, a customer fails to pay rent or other circumstances cause a reduction in property revenues. As a result, if revenues drop, we may not be able to reduce our expenses accordingly, which may have a material adverse effect on our business, financial condition and results of operations.

Our property taxes could increase due to a change in property tax rates or a reassessment, which could impact our cash flows.

Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially. If the property taxes we pay increase, our financial condition, results of operations, cash flows, trading price of our common stock and our ability to satisfy our principal and interest obligations and to pay dividends to our stockholders could be adversely affected, which may have a material adverse effect on our business, financial condition and results of operations.

Illiquidity of real estate may limit our ability to vary our portfolio.

Real estate investments are relatively illiquid. Our ability to vary our portfolio by selling properties and buying new properties in response to changes in economic and other conditions may therefore be limited. In addition, the Code limits our ability to sell our properties by imposing a penalty tax of 100% on the gain derived from prohibited transactions, which are generally defined as sales or other dispositions of property (other than foreclosure property) held primarily for sale in the ordinary course of a trade or business. The frequency of sales and the holding period of the property sold are two primary factors in determining whether the property sold fits within this definition. These considerations may limit our ability to sell our properties. If we must sell an investment, we cannot assure you that we will be able to dispose of the investment in the time period we desire or that the sales price of the investment will recoup or exceed our cost for the investment, or that the penalty tax would not be assessed, each of which may have a material adverse effect on our business, financial condition and results of operations.

Our portfolio is concentrated in five assets and, as a result, any adverse changes impacting any one of our properties may have a material adverse effect on our business, financial condition and results of operations.

As of March 31, 2016, four of our five assets, CityWestPlace, Greenway Plaza, Post Oak Central and San Felipe Plaza, each accounted for more than 10% of our assets on a consolidated basis. Our revenue and funds available for distribution to our stockholders would be materially and adversely affected if any of these properties were materially damaged or destroyed. Additionally, our revenue and funds available for distribution to our stockholders would be materially adversely affected if customers at any of these properties experienced a downturn in their business, which could weaken their financial condition and result in their failure to make timely rental payments, defaulting under their leases or filing for bankruptcy. The significance of these properties in our portfolio means that any adverse change at any of these properties may have a material adverse effect on our business, financial condition and results of operations.

Competition for acquisitions may reduce the number of acquisition opportunities available to us and increase the costs of those acquisitions.

We may acquire properties if we are presented with an attractive opportunity to do so. We may face competition for such acquisition opportunities from other investors, and such competition may adversely affect us by subjecting us to the following risks:

•	an inability to acquire a desired property because of competition from other well-capitalized real estate investors, including publicly traded and privately held REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, sovereign wealth funds, pension trusts, partnerships and individual investors; and

•	an increase in the purchase price for such acquisition property in the event we are able to acquire such desired property.

Accordingly, competition for acquisitions may limit our opportunities to grow our business following the Distribution, which may have a material adverse effect on our business, financial condition and results of operations.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

We may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership. These transactions can result in stockholder dilution. This acquisition structure can have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require (and in the case of our properties, requires) that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions, which may have a material adverse effect on our business, financial condition and results of operations.

We may face risks associated with future property acquisitions.

From time to time, we may pursue the acquisition of properties or portfolios of properties, including large portfolios that could further increase our size and result in changes to our capital structure. Our acquisition activities and their success are subject to the following risks:

•	acquisition agreements contain conditions to closing, which may include completion of due diligence to our satisfaction or other conditions that are not within our control, which may not be satisfied;

•	necessary financing for such acquisitions may not be available on favorable terms or at all;

•	acquisition, development or redevelopment projects may require the consent of third parties, such as anchor customers, mortgage lenders and joint venture partners, and such consents may be withheld;

•	the diversion of management’s attention to the assimilation of the operations of the acquired businesses or assets;

•	acquired properties may fail to perform as expected;

•	difficulties in the integration of operations and systems and the inability to realize potential operating synergies;

•	difficulties in the assimilation and retention of the personnel of the acquired companies;

•	challenges in retaining the customers of the combined businesses;

•	the actual costs of repositioning acquired properties may be higher than our estimates;

•	adequate insurance coverage for new properties may not be available on favorable terms or at all;

•	future acquisitions may result in unanticipated expenses or charges to earnings, including unanticipated operating expenses and depreciation or amortization expenses over the life of any assets acquired;

•	we may not achieve the expected benefits of future acquisitions;

•	acquired properties may be located in new markets where we face risks associated with incomplete knowledge or understanding of the local market and a limited number of established business relationships in the area;

•	accounting, regulatory or compliance issues that could arise, including internal control over financial reporting; and

•	acquired properties may be subject to liabilities and we may not have any recourse, or only limited recourse, to the transferor with respect to unknown liabilities, including liabilities for cleanup of undisclosed environmental contamination or non-compliance with environmental laws. As a result, if a claim were asserted against us based upon ownership of such properties, we might be required to pay a substantial sum, either in settlements or in damages, which could adversely affect our cash flow.

Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

We may be unable to develop new properties successfully, which could materially adversely affect our results of operations due to unexpected costs, delays and other contingencies.

From time to time, we may acquire unimproved real property for development purposes as market conditions warrant. In addition to the risks associated with the ownership of real estate investments in general, and investments in joint ventures specifically, there are significant risks associated with our development activities, including the following:

•	delays in obtaining, or an inability to obtain, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, which could result in completion delays and increased development costs;

•	incurrence of development costs for a property that exceed original estimates due to increased materials, labor or other costs, changes in development plans or unforeseen environmental conditions, which could make completion of the property more costly or uneconomical;

•	abandonment of contemplated development projects or projects in which we have started development, and the failure to recover expenses and costs incurred through the time of abandonment which could result in significant expenses;

•	risk of loss of periodic progress payments or advances to builders prior to completion;

•	termination of leases by customers due to completion delays;

•	failure to achieve expected occupancy levels, as the lease-up of space at our development projects may be slower than estimated; and

•	other risks related to the lease-up of newly constructed properties.

In addition, we also rely on rental income and expense projections and estimates of the fair market value of a property upon completion of construction when agreeing to a purchase price at the time we acquire unimproved real property. If our projections are inaccurate, including due to any of the risks described above, we may overestimate the purchase price for a property and be unable to charge rents that compensate us for our increased costs, which may have a material adverse effect on our business, financial condition and results of operations.

We may co-invest in joint ventures with third parties. Any future joint venture investments could be adversely affected by the capital markets, lack of sole decision-making authority, reliance on joint venture partners’ financial condition and any disputes that may arise between us and our joint venture partners.

We may co-invest with third parties through partnerships, joint ventures or other structures in which we acquire noncontrolling interests in, or share responsibility for, managing the affairs of a property, partnership, co-tenancy or other entity. We, Parkway and Cousins may market minority interests in certain of our properties prior to the effective time of the Merger. If we enter into any such joint venture or similar ownership structure, we may not be in a position to exercise sole decision-making authority regarding the properties owned through such joint ventures or similar ownership structure. In addition, investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including potential deadlocks in making major decisions, restrictions on our ability to exit the joint venture, reliance on joint venture partners and the possibility that a joint venture partner might become bankrupt or fail to fund its share of required capital contributions, thus exposing us to liabilities in excess of our share of the joint venture or jeopardizing our REIT status. The funding of our capital contributions to such joint ventures may be dependent on proceeds from asset sales, credit facility advances or sales of equity securities. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to its policies or objectives. We may, in specific circumstances, be liable for the actions of its joint venture partners. In addition, any disputes that may arise between us and joint venture partners may result in litigation or arbitration that would increase its expenses. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

We, our customers and our properties are subject to various federal, state and local regulatory requirements, such as environmental laws, state and local fire and safety requirements, building codes and land use regulations.

We, our customers and our properties are subject to various federal, state and local regulatory requirements, such as environmental laws, state and local fire and safety requirements, building codes and land use regulations.

Failure to comply with these requirements could subject us, or our customers, to governmental fines or private litigant damage awards. In addition, compliance with these requirements, including new requirements or stricter interpretation of existing requirements, may require us, or our customers, to incur significant expenditures. We do not know whether existing requirements will change or whether future requirements, including any requirements that may emerge from pending or future climate change legislation, will develop. Environmental noncompliance liability also could impact a customer’s ability to make rental payments to us. Furthermore, our reputation could be negatively affected if we violate environmental laws or regulations, which may have a material adverse effect on our business, financial condition and results of operations.

In addition, as a current or former owner or operator of real property, we may be subject to liabilities resulting from the presence of hazardous substances, waste or petroleum products at, on, under or emanating from such property, including investigation and cleanup costs, natural resource damages, third-party liability for cleanup costs, personal injury or property damage and costs or losses arising from property use restrictions. In particular, some of our properties are adjacent to or near other properties that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of our properties are on, adjacent to or near sites upon which others, including former owners or customers of our properties, have engaged, or may in the future engage, in activities that have released or may have released petroleum products or other hazardous or toxic substances. Cleanup liabilities are often imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. The presence of hazardous substances also may result in use restrictions on impacted properties or result in liens on contaminated sites in favor of the government for damages it incurs to address contamination. We also may be liable for the costs of removal or remediation of hazardous substances or waste disposal or treatment facilities if we arranged for disposal or treatment of hazardous substances at such facilities, whether or not we own such facilities. Moreover, buildings and other improvements on our properties may contain asbestos-containing material or other hazardous building materials or could have indoor air quality concerns (e.g., from airborne contaminants such as mold), which may subject us to costs, damages and other liabilities including abatement cleanup, personal injury, and property damage liabilities. The foregoing could adversely affect occupancy and our ability to develop, sell or borrow against any affected property and could require us to make significant unanticipated expenditures that may have a material adverse effect on our business, financial condition and results of operations.

We may be materially adversely affected by laws, regulations or other issues related to climate change.

If we become subject to laws or regulations related to climate change, our business, financial condition and results of operations could be materially adversely affected. The federal government has enacted, and Houston or the state of Texas may enact, certain climate change laws and regulations which may, among other things, regulate “carbon footprints” and greenhouse gas emissions. Such laws and regulations could result in substantial compliance costs, retrofit costs and construction costs, including monitoring and reporting costs and capital expenditures for environmental control facilities and other new equipment. Furthermore, our reputation could be negatively affected if we violate climate change laws or regulations. We cannot predict how future laws and regulations, or future interpretations of current laws and regulations related to climate change will affect our business, financial condition and results of operations. Additionally, the potential physical impacts of climate change on our operations are highly uncertain and would be particular to Houston. These may include changes in rainfall and storm patterns and intensity, water shortages, changing sea levels and changing temperatures. These impacts may have a material adverse effect on our business, financial condition and results of operations.

Compliance or failure to comply with the Americans with Disabilities Act could result in substantial costs.

Our properties must comply with the Americans with Disabilities Act (the “ADA”) and any equivalent state or local laws, to the extent that our properties are public accommodations as defined under such laws. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. If one or more of our properties is not in compliance with the ADA or any equivalent state or local laws, we may be required to incur additional costs to bring such property into compliance with the ADA or similar state or local laws. Noncompliance with the ADA or similar state and local laws could also result in the imposition of fines or an award of damages to private litigants. We cannot predict the ultimate amount of the cost of compliance with the ADA or any equivalent state or local laws. If we incur substantial costs to comply with the ADA or any equivalent state or local laws, it may have a material adverse effect on our business, financial condition and results of operations.

Our third-party management and leasing agreements are subject to the risk of termination and non-renewal.

Our third-party management and leasing agreements are subject to the risk of possible termination under certain circumstances, including our failure to perform as required under these agreements, and to the risk of non-renewal by the property owner upon expiration or renewal of such management and leasing agreements on terms less favorable to us than the terms of current management and leasing agreements. If management and leasing agreements are terminated, or are not renewed upon expiration, our expected revenues will decrease which may have a material adverse effect on our business, financial condition and results of operations.

Our Third-Party Services Business may subject us to certain liabilities.

We may hire and supervise third-party contractors to provide construction, engineering and various other services for properties we are managing on behalf of third-party clients. Depending upon (1) the terms of our contracts with third-party clients, which, for example, may place us in the position of a principal rather than an agent, or (2) the responsibilities we assume or are legally deemed to have assumed in the course of a client engagement (whether or not memorialized in a contract), we may be subjected to, or become liable for, claims for construction defects, negligent performance of work or other similar actions by third parties we do not control. Adverse outcomes of property management disputes or litigation could negatively impact our business, financial condition and results of operations, particularly if we have not limited in our contracts the extent of damages to which we may be liable for the consequences of our actions, or if our liabilities exceed the amounts of the commercial third-party insurance that we carry. Moreover, our clients may seek to hold us accountable for the actions of contractors because of our role as property manager, even if we have technically disclaimed liability as a legal matter, in which case we may find it commercially prudent to participate in a financial settlement for purposes of preserving the client relationship.

Acting as a principal may also mean that we pay a contractor before we have been reimbursed by the client, which exposes us to additional risks of collection from the client in the event of an intervening bankruptcy or insolvency of the client. The reverse can occur as well, where a contractor that we have paid files for bankruptcy or commits fraud before completing a project for which we have paid it in part or in full. As part of our project management business, we are responsible for managing the various contractors required for a project, including general contractors, in order to ensure that the cost of a project does not exceed the contract price and that the project is completed on time. In the event that one of the other contractors on the project does not or cannot perform as a result of bankruptcy or for any other reason, we may be responsible for cost overruns as well as the consequences for late delivery. In the event that we have not accurately estimated our own costs of providing services under warranted or guaranteed cost contracts, we may lose money on such contracts until such time as we can legally terminate them, which may have a material adverse effect on our business, financial condition and results of operations.

We are required to maintain certain licenses to conduct our Third-Party Services Business.

Our Third-Party Services Business, which involves the brokerage of real estate leasing transactions and property management, requires us to maintain licenses in various jurisdictions in which we operate and to comply with particular regulations in such jurisdictions. If we fail to maintain our licenses or conduct regulated activities without a license or in contravention of applicable regulations, we may be required to pay fines or return commissions, which may have a material adverse effect on our business, financial condition and results of operations.

As a licensed real estate service provider and advisor in various jurisdictions, we may be subject to various due diligence, disclosure, standard-of-care, anti-money laundering and other obligations in the jurisdictions in which we operate our Third-Party Services Business. Failure to fulfill these obligations could subject us to litigation from parties who leased properties we brokered or managed. We could become subject to claims by participants in real estate sales or other services claiming that we did not fulfill our obligations as a service provider or broker. This may include claims with respect to conflicts of interest where we are acting, or are perceived to be acting, for two or more clients with potentially contrary interests. Any such claims may have a material adverse effect on our business, financial condition and results of operations

Our assets may be subject to impairment charges.

We will regularly review our real estate assets for impairment, and based on these reviews, we may record impairment losses that have a material adverse effect on our business, financial condition and results of operations. Negative or uncertain market and economic conditions, as well as market volatility, increase the likelihood of incurring impairment losses. Such impairment losses may have a material adverse effect on our business, financial condition and results of operations.

Uninsured and underinsured losses may adversely affect our operations.

We, or in certain instances, customers at our properties, carry comprehensive commercial general liability, fire, extended coverage, business interruption, rental loss coverage, environmental and umbrella liability coverage on all of our properties. We also carry wind and flood coverage on properties in areas where we believe such coverage is warranted, in each case with limits of liability that we deem adequate. Similarly, we are insured against the risk of direct physical damage in amounts we believe to be adequate to reimburse us, on a replacement cost basis, for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. However, we may be subject to certain types of losses that are generally uninsured losses, including, but not limited to losses caused by riots, war or acts of God. In the event of substantial property loss, the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. In the event of an uninsured loss, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it not feasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property, which may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to litigation, which could have a material adverse effect on our financial condition.

We may be subject to litigation, including claims related to our assets and operations that are otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which we may not be insured against. While we generally intend to vigorously defend ourselves against such claims, we cannot be certain of the ultimate outcomes of claims that may be asserted against us. Unfavorable resolution of such litigation may result in our having to pay significant fines, judgments, or settlements, which, if uninsured—or if the fines, judgments and settlements exceed insured levels—would adversely impact our earnings and cash flows, thereby negatively impacting our ability to service debt and pay dividends to our stockholders, which may have a material adverse effect on our business, financial condition and results of operations. Certain litigation, or the resolution of certain litigation, may affect the availability or cost of some of our insurance coverage, expose us to increased risks that would be uninsured, or adversely impact our ability to attract officers and directors, each of which may have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially adversely affected by security breaches through cyber-attacks, cyber intrusions or otherwise.

We face risks associated with security breaches, whether through cyber-attacks or cyber intrusions, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization and other significant disruptions of our information technology networks and related systems. These risks include operational interruptions, private data exposure and damage to our relationships with our customers, among other things. There can be no assurance that our efforts to maintain the security and integrity of our information technology networks and related systems will be effective. A security breach involving our networks and related systems could disrupt our operations in numerous ways that may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to satisfy the regulatory requirements of the Sarbanes-Oxley Act, or if our disclosure controls or internal control over financial reporting is not effective, investors could lose confidence in our reported financial information, which could adversely affect the perception of our business and the trading price of our common stock.

As a public company, we will become subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare our financial statements in accordance with the rules and regulations promulgated by the SEC. The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. Although management will continue to review the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, there can be no guarantee that our internal controls over financial reporting will be effective in accomplishing all of our control objectives. If we are not able to comply with these and other requirements in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of shares of our common stock could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which may have a material adverse effect on our business, financial condition and results of operations.

The success of our business following the Distribution depends on retaining officers and employees.

Our continued success depends to a significant degree upon the contributions of certain key personnel including, but not limited to, Mr. James R. Heistand, our President and Chief Executive Officer, who would be difficult to replace. Although we extended the employment agreement with Mr. Heistand in July 2016 in order to provide for an additional nine-month term, we cannot provide any assurance that Mr. Heistand will remain employed by us. Our ability to retain Mr. Heistand, or to attract a suitable replacement should he leave, is dependent on the competitive nature of the employment market. The loss of services of Mr. Heistand or other key personnel may have a material adverse effect on our business, financial condition and results of operations.

Additionally, our success after the Distribution will depend in part upon our ability to retain key employees of Cousins and Parkway. Key employees may depart either before or after the Distribution because of issues relating to the uncertainty and difficulty of the Merger, the Separation, the UPREIT Reorganization or a desire not to remain with us following the Distribution. Accordingly, no assurance can be given that following the Distribution, we will be able to retain key employees, which may have a material adverse effect on our business, financial condition and results of operations.

We have a significant amount of indebtedness and may need to incur more in the future.

Immediately following the Distribution, we expect to have approximately $810.6 million of total outstanding indebtedness. In addition, in connection with executing our business strategies going forward, we expect to continue to evaluate the possibility of acquiring additional properties and making strategic investments, and we may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for us, including:

•	hindering our ability to adjust to changing market, industry or economic conditions;

•	limiting our ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms or to fund acquisitions or emerging businesses;

•	limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;

•	making us more vulnerable to economic or industry downturns, including interest rate increases; and

•	placing us at a competitive disadvantage compared to less leveraged competitors.

Moreover, to respond to competitive challenges, we may be required to raise substantial additional capital to execute our business strategy. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. If we are able to obtain additional financing, our credit ratings could be further adversely affected, which could further raise our borrowing costs and further limit our future access to capital and our ability to satisfy our obligations under our indebtedness, which may have a material adverse effect on our business, financial condition and results of operations.

We have existing debt and refinancing risks that could affect our cost of operations.

Following the Distribution, we expect to have both fixed and variable rate indebtedness and may incur additional indebtedness in the future, including borrowings under our New Parkway Credit Facilities, to finance possible acquisitions and for general corporate purposes. As a result, we are, and expect to be, subject to the risks normally associated with debt financing including:

•	that interest rates may rise;

•	that our cash flow will be insufficient to make required payments of principal and interest;

•	that we will be unable to refinance some or all of our debt;

•	that any refinancing will not be on terms as favorable as those of our existing debt;

•	that required payments on mortgages and on our other debt are not reduced if the economic performance of any property declines;

•	that debt service obligations will reduce funds available for distribution to our stockholders;

•	that any default on our debt, due to noncompliance with financial covenants or otherwise, could result in acceleration of those obligations;

•	that we may be unable to refinance or repay the debt as it becomes due; and

•	that if our degree of leverage is viewed unfavorably by lenders or potential joint venture partners, it could affect our ability to obtain additional financing.

If we are unable to repay or refinance our indebtedness as it becomes due, we may need to sell assets or to seek protection from our creditors under applicable law, which may have a material adverse effect on our business, financial condition and results of operations.

Our governing documents do not limit the amount of indebtedness we may incur and we may become more highly leveraged.

The New Parkway Articles and New Parkway Bylaws (as hereinafter defined) do not limit the amount of indebtedness we may incur. Accordingly, our board of directors may permit us to incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We might become more highly leveraged as a result, and our financial condition, results of operations and funds available for distribution to stockholders might be negatively affected, and the risk of default on our indebtedness could increase, which may have a material adverse effect on our business, financial condition and results of operations.

The cost and terms of mortgage financings may render the sale or financing of a property difficult or unattractive.

The sale of a property subject to a mortgage loan may trigger pre-payment penalties, yield maintenance payments or make-whole payments to the lender, which would reduce the amount of gain or increase our loss on the sale of a property and could make the sale of a property less likely. Certain of our mortgage loans will have significant outstanding principal balances on their maturity dates, commonly known as “balloon payments.” There is no assurance that we will be able to refinance such balloon payments upon the maturity of the loans, which may force disposition of properties on disadvantageous terms or require replacement with debt with higher interest rates, either of which would have an adverse impact on our financial condition and results of operations. Additionally, at the time a loan matures, the property may be worth less than the loan amount and, as a result, we may determine not to refinance the loan and permit foreclosure, generating a loss. Any such losses may have a material adverse effect on our business, financial condition and results of operations.

Financial covenants could materially adversely affect our ability to conduct our business.

Pursuant to the commitment letter Parkway entered into in connection with the Merger Agreement, certain lenders have agreed to provide us the New Parkway Credit Facilities. The credit agreement governing the New Parkway Credit Facilities is expected to contain restrictions on the amount of debt we may incur and other restrictions and requirements on its operations. These restrictions, as well as any additional restrictions to which we may become subject in connection with additional financings or refinancings, could restrict our ability to pursue business initiatives, effect certain transactions or make other changes to our business that may otherwise be beneficial to us, which could adversely affect our results of operations. In addition, violations of these covenants could cause declarations of default under, and acceleration of, any related indebtedness, which would result in adverse consequences to our financial condition. The New Parkway Credit Facilities are expected to contain cross-default provisions that give the lenders the right to declare a default if we are in default resulting in (or permitting the) acceleration of other debt under other loans in excess of certain amounts. In the event of a default, we may be required to repay such debt with capital from other sources, which may not be available to us on attractive terms, or at all, which may have a material adverse effect on our business, financial condition and results of operations.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties (or portions thereof). For tax purposes, a foreclosure of any of our properties that is subject to a nonrecourse mortgage loan generally would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to satisfy the distribution requirements applicable to REITs under the Code. Foreclosures could also trigger our tax indemnification obligations under the terms of our agreements with certain continuing investors with respect to sales of certain properties, which may have a material adverse effect on our business, financial condition and results of operations.

Failure to hedge effectively against interest rate changes may have a material adverse effect on our business, financial condition and results of operations.

The interest rate hedge instruments we may use to manage some of our exposure to interest rate volatility involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements. Failure to hedge effectively against such interest rate changes may have a material adverse effect on our business, financial condition and results of operations.

We depend on external sources of capital that are outside of our control, which may affect our ability to pursue strategic opportunities, refinance or repay our indebtedness and make distributions to our stockholders.

In order to qualify to be taxed as a REIT, we generally must distribute annually at least 90% of our “REIT taxable income,” subject to certain adjustments and excluding any net capital gain, to our stockholders. Because of this distribution requirement, it is not likely that we will be able to fund all future capital needs from income from operations. As a result, when we engage in the development or acquisition of new properties or expansion or redevelopment of existing properties, we will continue to rely on third-party sources of capital, including lines of credit, collateralized or unsecured debt (both construction financing and permanent debt) and equity issuances. Our access to third-party sources of capital depends on a number of factors, including general market conditions, the market’s view of the quality of our assets, the market’s perception of our growth potential, our current debt levels and our current and expected future earnings. There can be no assurance that we will be able to obtain the financing necessary to fund our current or new developments or project expansions or our acquisition activities on terms favorable to us or at all. If we are unable to obtain a sufficient level of third-party financing to fund our capital needs, our ability to make distributions to our stockholders may be adversely affected which may have a material adverse effect on our business, financial condition and results of operations.

We may amend our investment strategy and business policies without stockholder approval.

Our board of directors may change our investment strategy or any of our investment guidelines, financing strategy or leverage policies with respect to investments, developments, acquisitions, growth, operations, indebtedness, capitalization and dividends at any time without the consent of our stockholders, which could result in an investment portfolio with a different risk profile. Such a change in our strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations, among other risks. These changes could adversely affect our ability to pay dividends to our stockholders, and may have a material adverse effect on our business, financial condition and results of operations.

TPG Pantera will be a significant stockholder and may have conflicts of interest with us in the future.

Immediately following the Distribution, it is expected that TPG Pantera and TPG Management, will own approximately 9.5% of our issued and outstanding common stock. The TPG Parties will have certain registration rights and so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of our issued and outstanding common stock, the TPG Parties will have preemptive rights to participate in our future equity issuances, subject to certain conditions. This concentration of ownership in one group of stockholders could potentially be disadvantageous to other stockholders’ interests. If the TPG Parties were to sell or otherwise transfer all or a large percentage of their holdings, our stock price could decline and we could find it difficult to raise capital, if needed, through the sale of additional equity securities. For more information, see “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties.”

Additionally, the interests of the TPG Parties may differ from the interests of our other stockholders in material respects. For example, the TPG Parties may have an interest in directly or indirectly pursuing acquisitions, divestitures, financings or other transactions that, in the TPG Parties’ judgment, could enhance their other equity investments, even though such transactions might involve risks to us. The TPG Parties are in the business of making or advising on investments in companies and may from time to time in the future acquire interests in, or provide advice to, businesses that directly or indirectly compete with certain portions of our business. The TPG Parties may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us, which may have a material adverse effect on our business, financial condition and results of operations.

The New Parkway Stockholders Agreement with the TPG Parties grants TPG Pantera certain rights that may restrain our ability to take various actions in the future.

In connection with the Merger Agreement, we entered into the New Parkway Stockholders Agreement, pursuant to which we granted TPG Pantera certain board rights that could allow TPG Pantera to influence our board of directors. Under the New Parkway Stockholders Agreement, we have agreed, at the effective time of the Merger, to have a seven-member board of directors. We have granted TPG Pantera the right to nominate a specified number of directors to our board of directors and to have a specified number of such directors appointed to each committee of our board of directors for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 2.5% of the outstanding shares of our common stock. In addition, we have agreed to constitute our Investment Committee and Compensation Committee as four-member committees and for so long as TPG Pantera beneficially owns at least 2.5% of our common stock, TPG Pantera will have the right to have at least one of its designees to our board of directors appointed to each of the investment Committee of our board of directors (the “Investment Committee”) and the compensation committee of our board of directors (the “Compensation Committee”). Pursuant to the terms of the New Parkway Stockholders Agreement, so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of the outstanding shares of New Parkway common stock, other than in connection with any change in control of us, TPG Pantera also will have the right to consent to any change in the size or rights and responsibilities of either our Investment Committee or the Compensation Committee and to certain other matters described below under the caption “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties. For more information, see “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties.” The ability of TPG Pantera to influence our board of directors may have a material adverse effect on our business, financial condition and results of operations.

Mr. James A. Thomas, the chairman of our board of directors, is a significant stockholder and may have interests that differ from our other stockholders.

Mr. James A. Thomas, the chairman of our board of directors, is a significant stockholder on a fully diluted basis. Mr. Thomas, and certain other holders of units of Parkway LP that are affiliated with him, have entered into the Thomas Letter Agreement with Parkway and Parkway LP that provides, among other things, that Parkway will cause Mr. Thomas to be appointed as our chairman and that Parkway will modify certain existing tax protection agreements in favor of Mr. Thomas. While, as our director, Mr. Thomas has a fiduciary duty to us and our stockholders, Mr. Thomas’ interests may differ from the interests of our other stockholders and, given his significant ownership in us, he may influence opportunities that have an effect on our business, financial condition and results of operations. For more information, see “Certain Relationships and Related Person Transactions—Agreement with Mr. James A. Thomas.”

Risks Related to the Separation, the UPREIT Reorganization and the Distribution

Following the Distribution, our business and operating results could be negatively affected if we are unable to successfully integrate the Houston businesses of Cousins and Parkway.

The Merger involves the combination of two companies which currently operate as independent public companies. The Separation, the UPREIT Reorganization and the Distribution involve the separation, reorganization and distribution of the assets of two companies that currently operate as independent public companies. Each of Cousins and Parkway will be required to devote significant management attention and resources to the Separation, the UPREIT Reorganization and the Distribution. Potential difficulties we, Cousins or Parkway may encounter in the integration process or in the Separation, the UPREIT Reorganization and the Distribution include the following:

•	lost sales and customers as a result of certain customers of either of Cousins or Parkway deciding not to do business with us;

•	difficulties in the integration of operations and systems of the Houston businesses of Cousins and Parkway;

•	the inability to realize potential operating synergies;

•	the failure by us, Cousins or Parkway to retain key employees of either of Cousins or Parkway;

•	the complexities of combining two companies with different histories, cultures, regulatory restrictions, markets and customer bases;

•	accounting, regulatory or compliance issues that could arise, including internal control over financial reporting;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger, the Separation, the UPREIT Reorganization and the Distribution; and

•	challenges in retaining the customers of each of Cousins and Parkway prior to the effective time of the Merger.

For all these reasons, you should be aware that it is possible that the integration process or the Separation, the UPREIT Reorganization and the Distribution could result in the distraction of our management, the disruption of our ongoing business or inconsistencies in our services, standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the Separation, the UPREIT Reorganization and the Distribution, which may have a material adverse effect on our business, financial condition and results of operations.

We have no operating history as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about our business in this information statement refers to Cousins’ portion of the Houston Business as operated and integrated with Parkway’s portion of the Houston Business. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Cousins and Parkway. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented, or those that we will achieve in the future. Factors which could cause our results to materially differ from those reflected in such historical and pro forma financial information and which may adversely impact our ability to achieve similar results in the future may include, but are not limited to, the following:

•	the financial results in this information statement do not reflect all of the expenses we will incur as a public company;

•	prior to the Separation, the UPREIT Reorganization and the Distribution, our business has been operated by Parkway and Cousins as part of their respective corporate organizations. We will need to make investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which we will no longer have access after the Distribution, which will be costly;

•	after the Distribution, we will be unable to use Parkway’s and Cousins’ economies of scope and scale in procuring various goods and services and in maintaining vendor and customer relationships. Although we will enter into certain transition-related agreements, including a Transition Services Agreement, with Cousins, these agreements may not fully capture the benefits we have previously enjoyed as a result of our business being integrated within the businesses of Parkway and Cousins and may result in us paying higher charges than in the past for necessary services. In addition, services provided to us under the Transition Services Agreement will generally only be provided for an agreed upon transition period, and may be subject to early termination;

•	prior to the Separation, the UPREIT Reorganization and the Distribution, our working capital requirements and capital for our general corporate purposes, including acquisitions, research and development, and capital expenditures, have been satisfied as part of the corporation-wide cash management policies of Cousins and Parkway. Following the Distribution, while we have secured commitments for the New Parkway Credit Facilities, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may not be on terms as favorable to those obtained by Cousins or Parkway, and the cost of capital for our business may be higher than Cousins’ or Parkway’s cost of capital prior to the Separation, the UPREIT Reorganization and the Distribution, which may have a material adverse effect on our business, financial condition and results of operations; and

•	our cost structure, management, financing and business operations will be significantly different as a result of operating as an independent public company. These changes will result in increased costs, including, but not limited to, legal, accounting, compliance and other costs associated with being a public company with equity securities traded on the NYSE.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of our status as an independent company. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of our business, please see “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data—Parkway Houston,” “Selected Historical Combined Financial Data—Cousins Houston,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

Cousins may fail to perform under various transaction agreements that will be executed as part of the Separation, the UPREIT Reorganization and the Distribution, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

As of or prior to the effective time of the Merger, we will enter into agreements with Cousins in connection with the Separation, the UPREIT Reorganization and the Distribution including the Separation and Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement. Certain of these agreements will provide for the performance of services by each company for the benefit of the other for a period of time after the Distribution. We will rely on Cousins to satisfy its performance and payment obligations under such agreements. If Cousins is unable to satisfy such obligations, including its indemnification obligations, we could incur operational difficulties or losses, which may have a material adverse effect on our business, financial condition and results of operations.

If we do not have in place similar agreements with other providers of these services when the transaction agreements terminate and we are not able to provide these services internally, we may not be able to operate our business effectively and our profitability may decline, which may have a material adverse effect on our business, financial condition and results of operations. For more information, see “Certain Relationships and Related Person Transactions.”

The Distribution will not qualify for tax-free treatment and will be treated as a taxable distribution to you for U.S. federal income tax purposes.

The distribution of shares of New Parkway common stock will not qualify for tax-deferred treatment and will be treated as a taxable distribution to Cousins stockholders for U.S. federal income tax purposes. An amount equal to the fair market value of the shares of New Parkway common stock received by you on the Distribution date in the Distribution will generally be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of Cousins (including gain recognized by Cousins in connection with the Separation and the Distribution), with the excess treated first as a non-taxable return of capital to the extent of your tax basis in Cousins common stock and any remaining excess treated as capital gain. Your tax basis in shares of Cousins common stock held at the time of the Distribution will be reduced (but not below zero) to the extent the fair market value of shares of New Parkway common stock distributed by Cousins to you in the Distribution exceeds your ratable share of Cousins’ current and accumulated earnings and profits. Your holding period for such Cousins shares will not be affected by the Distribution. Cousins will not be able to advise you of the amount of earnings and profits of Cousins until after the end of the calendar year in which the Distribution occurs. However, Cousins anticipates that it will recognize a substantial amount of capital gain for U.S. federal income tax purposes in connection with the Separation that will have the effect of substantially increasing its earnings and profits for the year in which the Distribution occurs. In addition, Cousins or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the Distribution payable to non-U.S. stockholders, and any such withholding would be satisfied by Cousins or such agent by withholding and selling a portion of the shares of New Parkway common stock that otherwise would be distributable to non-U.S. stockholders or by withholding from other property held in the non-U.S. stockholder’s account with the withholding agent.

Although Cousins will be ascribing a value to the shares of New Parkway common stock in the Distribution for tax purposes, this valuation is not binding on the IRS or any other tax authority. These tax authorities could ascribe a higher valuation to those shares, particularly if shares of New Parkway common stock trade at prices significantly above the value ascribed to those shares by Cousins in the period following the Distribution. Such a higher valuation may cause a larger reduction in the tax basis of your Cousins shares or may cause you to recognize additional dividend or capital gain income. You should consult your own tax advisor as to the particular consequences of the Distribution to you.

Cousins could incur a corporate tax liability in connection with the Separation.

Cousins anticipates that it will recognize a significant amount of gain for U.S. federal income tax purposes in connection with the Separation. However, Cousins anticipates that most of the gain it recognizes in connection with the Separation will be able to be offset, for U.S. federal income tax purposes, with net operating losses of Parkway that it will succeed to in the Merger, such that most of such gain will not be subject to U.S. federal income tax, but there can be no assurance that the IRS will not contend, perhaps successfully, that some or all of those losses are not available to offset such gain. If the IRS were successful in making such contention, Cousins could incur a significant corporate income tax liability in connection with the Separation, the UPREIT Reorganization and the Distribution, which may have a material adverse effect on Cousins’ business, financial condition and results of operations.

Potential indemnification liabilities owed to Cousins pursuant to the Separation and Distribution Agreement may have a material adverse effect on our business, financial condition and results of operations.

The Separation and Distribution Agreement provides for, among other things, the principal corporate transactions required to effect the Separation, the UPREIT Reorganization and the Distribution, certain conditions to the Separation, the UPREIT Reorganization and the Distribution and provisions governing our relationship with Cousins with respect to and following the Distribution. Among other things, the Separation and Distribution Agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist related to our business activities, whether incurred prior to or after the Distribution, as well as certain obligations of Cousins that we will assume pursuant to the Separation and Distribution Agreement. If we are required to indemnify Cousins under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities, which may have a material adverse effect on our business, financial condition and results of operations.

Cousins or Parkway may not be able to transfer their interests in certain properties in the Separation and the UPREIT Reorganization pursuant to certain agreements, due to the need to obtain the consent of third parties.

The co-owned nature of some of Cousins’ and Parkway’s properties, along with certain covenants and other restrictions contained in debt agreements secured by certain of Cousins’ and Parkway’s properties, may require Cousins or Parkway to obtain co-venturer or lender consent in order to transfer such properties to us in the Separation and the UPREIT Reorganization. There is no assurance that Cousins or Parkway, as applicable will be able to obtain such consents on terms that it determines to be reasonable, or at all. Failure to obtain such consents could require Cousins to retain properties subject to these consents, which may have a material adverse effect on our business, financial condition and results of operations.

After the Distribution, certain of our directors may have actual or potential conflicts of interest because of their previous or continuing equity interests in, or positions at, Cousins.

We expect that certain of our directors will be persons who are or have served as directors of Cousins or who may own Cousins common stock or other equity awards. Following the Distribution, even though our board of directors will consist of a majority of independent directors, we expect that certain of our directors will continue to have a financial interest in Cousins common stock. Continued ownership of Cousins common stock and equity awards, or service as a director at both companies, could create, or appear to create, potential conflicts of interest, which may have a material adverse effect on our business, financial condition and results of operations.

We may not achieve some or all of the expected benefits of the Separation, the UPREIT Reorganization and the Distribution, and the Separation, the UPREIT Reorganization and the Distribution may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, the UPREIT Reorganization and the Distribution, or such benefits may be delayed due to a variety of circumstances, not all of which may be under our control.

We may not achieve the anticipated benefits of the Separation, the UPREIT Reorganization and the Distribution for a variety of reasons, including, among others: (i) diversion of management’s attention from operating and growing our business; (ii) disruption of our ongoing business or inconsistencies in our services, standards, controls, procedures and policies, which could adversely affect our ability to maintain relationships with customers; (iii) increased susceptibility to market fluctuations and other adverse events following the Separation, the UPREIT Reorganization and the Distribution; and (iv) lack of diversification in our business, compared to Parkway’s or Cousins’ businesses prior to the Separation, the UPREIT Reorganization and the Distribution. Failure to achieve some or all of the benefits expected to result from the Separation, the UPREIT Reorganization and the Distribution, or a delay in realizing such benefits, may have a material adverse effect on our business, financial condition and results of operations.

Our agreements with Cousins in connection with the Separation, the UPREIT Reorganization and the Distribution involve conflicts of interest, and we may have received better terms from unaffiliated third parties than the terms we will receive in these agreements.

Because the Separation, the UPREIT Reorganization and the Distribution involve the combination and division of certain of Parkway’s and Cousins’ existing businesses into two independent companies, we expect to enter into certain agreements with Cousins to provide a framework for our relationship with Cousins following the Separation, the UPREIT Reorganization and the Distribution, including the Separation and Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement. The terms of these agreements will be determined while portions of our business are still owned by Cousins and Parkway and will be negotiated by persons who are at the time employees, officers or directors of Parkway, Cousins or their respective subsidiaries, or who expect to be employees, officers or directors of Cousins following the effective time of the Merger, and, accordingly, may have conflicts of interest. For example, during the period in which the terms of those agreements will be negotiated, we will not have a board of directors that will be independent of Parkway or Cousins. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties, which may have a material adverse effect on our business, financial condition and results of operations.

No vote of the Parkway or Cousins stockholders is required in connection with the Separation, the UPREIT Reorganization or the Distribution, so stockholder recourse is limited to divestiture.

No vote of the Parkway or Cousins stockholders is required in connection with the Separation, the UPREIT Reorganization and the Distribution. Accordingly, if the Distribution occurs and you do not want to receive New Parkway common stock in the Distribution, your only recourse will be to divest your shares of Parkway or Cousins common stock either prior to the effective time of the Merger or, with respect to Cousins stockholders only, the record date for the Distribution.

Pursuant to the Separation and Distribution Agreement, Cousins will indemnify us for certain pre-Distribution liabilities and liabilities related to Cousins’ assets. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities, or that Cousins’ ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the Separation and Distribution Agreement, Cousins will indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Cousins retains, and there can be no assurance that Cousins will be able to fully satisfy its indemnification obligations to us. Moreover, even if we ultimately succeed in recovering from Cousins any amounts for which we were held liable by such third parties, any indemnification received may be insufficient to fully offset the financial impact of such liabilities or we may be temporarily required to bear these losses while seeking recovery from Cousins, which may have a material adverse effect on our business, financial condition and results of operations.

Substantial sales of our common stock may occur in connection with the Distribution, which could cause our share price to decline.

The common stock that Cousins intends to distribute to its stockholders generally may be sold immediately in the public market. Upon completion of the Distribution, we expect that we will have an aggregate of approximately                  million shares of common stock issued and outstanding, based on the number of issued and outstanding shares of Cousins common stock as of the record date. Shares of New Parkway common stock following the Distribution will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

Although we have no actual knowledge of any plan or intention on the part of any of our 5% or greater stockholders to sell their shares of New Parkway common stock following the Distribution, it is possible that some of our large stockholders will sell our common stock that they receive in the Distribution. For example, our stockholders may sell our common stock because our concentration in Houston, Texas, our business profile or our market capitalization as an independent company does not fit their investment objectives, or because shares of our common stock are not included in certain indices after the Distribution. A portion of Cousins common stock is held by index funds, and if we are not included in these indices at the time of the Distribution, these index funds may be required to sell our shares. The sales of significant amounts of our common stock, or the perception in the market that this may occur, may result in the lowering of the market price of our shares, which may have a material adverse effect on our business, financial condition and results of operations.

The New Parkway Credit Facilities may limit our ability to pay dividends on our common stock, including repurchasing shares of our common stock.

Under the credit agreement governing the New Parkway Credit Facilities, our dividends may not exceed the greater of (1) 90% of our funds from operations, and (2) the amount required for us to qualify and maintain our status as a REIT. Other permitted dividends include, among other things, the amount required for us to avoid the imposition of income and excise taxes. Any inability to pay dividends may negatively impact our REIT status or could cause stockholders to sell shares of our common stock, which may have a material adverse effect on our business, financial condition and results of operations.

The combined post-Distribution value of Cousins common stock and our common stock may not equal or exceed the value of Cousins common stock prior to the Distribution, and the price of our common stock may be volatile or may decline.

The market price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside of our control. In addition, the stock market is subject to fluctuations in share prices and trading volumes that affect the market prices of the shares of many companies. These fluctuations in the stock market may adversely affect the market price of our common stock. Among the factors that could affect the market price of our common stock are:

•	actual or anticipated quarterly fluctuations in our business, financial condition and operating results;

•	changes in revenues or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;

•	the ability of our customers to pay rent to us and meet their other obligations to us under current lease terms;

•	our ability to re-lease spaces as leases expire;

•	our ability to refinance our indebtedness as it matures;

•	any changes in our dividend policy;

•	any future issuances of equity securities;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	general market conditions and, in particular, developments related to market conditions for the real estate industry; and

•	domestic and international economic factors unrelated to our performance.

Additionally, we cannot assure you that the combined trading prices of Cousins common stock and our common stock after the Distribution will be equal to or greater than the trading price of Cousins common stock prior to the Distribution. Until the market has fully evaluated the combined businesses of Cousins and Parkway without the Houston Business, the price at which Cousins common stock trades may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. Similarly, until the market has fully evaluated our business as a stand-alone entity, the prices at which shares of our common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The increased volatility of our stock price following the Distribution may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Status as a REIT

Failure to qualify to be taxed as a REIT, or failure to remain qualified as a REIT, would cause us to be subject to U.S. federal income tax as a regular corporation and could cause us to face substantial tax liability, which would substantially reduce funds available for distributions to our stockholders.

We intend to qualify and elect to be taxed as a REIT beginning with our short taxable year commencing on the day prior to the Distribution and ending December 31, 2016. In connection with the Separation, we expect to receive an opinion from Hogan Lovells US LLP that, commencing with our short taxable year ending December 31, 2016, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our short taxable year ending December 31, 2016 and subsequent taxable years. You should be aware that Hogan Lovells US LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us and Cousins as to factual matters, including representations regarding the nature of our and Cousins’ assets and the conduct of our and Cousins’ business, is not binding upon the IRS or any court, and speaks as of the date issued. In addition, Hogan Lovells US LLP’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, both the validity of Hogan Lovells US LLP’s opinion and our qualification as a REIT will depend upon our ability to meet on a continuing basis, through actual annual operating results, certain asset, income, organizational, distribution, stockholder ownership and other requirements set forth in the U.S. federal tax laws. Hogan Lovells US LLP will not review our compliance with those tests on a continuing basis. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of one or more of our investments may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements or that the IRS will not contend that our investments violate the REIT requirements.

If we were to fail to qualify as a REIT in any taxable year, we would face serious tax consequences that would substantially reduce the funds available for distributions to our stockholders because:

•	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•	we could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we were entitled to relief under certain U.S. federal income tax laws, we would not be able to re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we were to fail to qualify as a REIT, we would no longer be required to make distributions. Any corporate tax liability imposed as a result of our failure to qualify as a REIT could be substantial and would reduce the amount of funds available for distribution to our stockholders. As a result of all these factors, our failure to qualify as a REIT could adversely affect the value of, and trading prices for, our common stock, and could have a material adverse effect on our business, financial condition and results of operations. See “Material U.S. Federal Income Tax Consequences—Taxation of New Parkway and its Stockholders” for a discussion of material U.S. federal income tax consequences relating to us and our common stock.

If either Cousins or Parkway failed, or fails, to qualify as a REIT in its 2012 through 2016 taxable years, we would be prevented from electing to qualify as a REIT for several years.

We believe that from the time of our formation until the issuance of New Parkway non-voting preferred stock to Cousins, or a subsidiary of Cousins, we will be a “qualified REIT subsidiary” of Cousins. Under applicable Treasury Regulations, if either Cousins or Parkway failed, or fails, to qualify as a REIT in its 2012 through 2016 taxable years, unless Cousins’ or Parkway’s failure was or is subject to relief under U.S. federal income tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Cousins or Parkway failed to qualify. Failure to qualify as a REIT would have a material adverse effect on our business, financial condition and results of operations.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify, and remain qualified, for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For more information, see “Material U.S. Federal Income Tax Consequences—Taxation of New Parkway and Its Stockholders.” For example, in order to meet the REIT qualification requirements, we may hold some of our assets or conduct certain of our activities through one or more taxable REIT subsidiaries (“TRSs”) or other subsidiary corporations that will be subject to federal, state and local corporate-level income taxes as regular C corporations. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. In addition, our TRSs, and any other TRS we form, will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease funds available for distribution to stockholders, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to make required distributions would subject us to federal corporate income tax.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT (and assuming that certain other requirements are also satisfied), we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under the Code. If we become subject to a federal corporate income tax, it could have a material adverse effect on our business, financial condition and results of operations.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds or sell assets during unfavorable market conditions.

To satisfy the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of cash and the recognition of taxable income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our qualification as a REIT, which could have a material adverse effect on our business, financial condition and results of operations.

Our ownership of our TRS, and any other TRSs we form, will be subject to limitations and our transactions with our TRS, and any other TRSs we form, will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. The 100% tax would apply, for example, to the extent that we were found to have charged our TRS lessees rent in excess of an arm’s-length rent. We will monitor the value of our respective investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRS on terms that we believe are arm’s length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% (20% for taxable years beginning after December 31, 2017) TRS limitation or to avoid application of the 100% excise tax. The limitations and taxes imposed on TRSs could have a material adverse effect on our business, financial condition and results of operations

Complying with REIT requirements may force us to forgo or liquidate otherwise attractive investment opportunities.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries, and no more than 25% of the value of our total assets can be represented by nonqualified publicly offered REIT debt instruments. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio or contribute to a TRS otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income and funds available for distribution to our stockholders. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would otherwise be advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make, and, in certain cases, maintain ownership of, certain attractive investments, which could have a material adverse effect on our business, financial condition and results of operations.

You may be restricted from acquiring or transferring certain amounts of New Parkway common stock.

The stock ownership restrictions of the Code for REITs and the stock ownership limit in the New Parkway Articles may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to qualify as a REIT for each of our taxable years after 2016, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year for each of our taxable years after 2016. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

The New Parkway Articles, with certain exceptions, authorize our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code, among other purposes, the New Parkway Articles generally prohibit any person (other than a person who has been granted an exception) from actually or constructively owning more than 9.8% of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, or more than 9.8% of the aggregate of the outstanding shares of our preferred stock by value or by number of shares, whichever is more restrictive. Our board of directors will grant Cousins and certain of its affiliates exemptions from these ownership limits with respect to Cousins’ ownership of our non-voting preferred stock and Cousins’ ownership of all of our capital stock prior to the Distribution. The New Parkway Articles permit exceptions to be made for stockholders provided our board of directors determines such exceptions will not jeopardize our qualification as a REIT.

These restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

We may pay taxable dividends on New Parkway common stock in common stock and cash, in which case stockholders may sell shares of New Parkway common stock to pay tax on such dividends, placing downward pressure on the market price of New Parkway common stock.

We may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in shares as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS issued a revenue procedure creating a temporary safe harbor that authorized publicly traded REITs to make elective cash/share dividends, but that temporary safe harbor has expired. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and common stock.

If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends would be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we made a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. We do not currently intend to pay taxable dividends using both our common stock and cash, although we may choose to do so in the future.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates on qualified dividend income. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the shares of non-REIT corporations that pay dividends treated as qualified dividend income, which could adversely affect the value of the shares of REITs, including our common stock.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge the risks inherent to our operations. Under current law, income that we generate from derivatives or other transactions that we enter into to manage the risk of interest rate changes with respect to borrowings made, or to be made, to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% and 95% gross income requirements applicable to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transactions as a hedge, the income from such transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. As a result of these rules, we may be required to limit the use of hedging techniques that might otherwise be advantageous, or implement those hedges through a TRS. This could increase the cost of our hedging activities because any such TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates or other changes than we would otherwise incur. In addition, losses in any TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS, which could have a material adverse effect on our business, financial condition and results of operations.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

The New Parkway Articles provide that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have a material adverse effect on our total return to our stockholders, or on our business, financial condition and results of operations.

We may be subject to adverse legislative, administrative, or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. Any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation, could have a material adverse effect on our business, financial condition and results of operations.

The prohibited transactions tax may limit our ability to dispose of our assets, and we could incur a material tax liability if the IRS successfully asserts that the 100% prohibited transaction tax applies to some or all of our past or future dispositions.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transactions tax equal to 100% of net gain upon a disposition of property. Although a safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction is available, some or all of our future dispositions may not qualify for that safe harbor. We intend to avoid disposing of property that may be characterized as held primarily for sale to customers in the ordinary course of business. To avoid the prohibited transaction tax, we may choose not to engage in certain sales of our assets or may conduct such sales through a TRS, which would be subject to federal, state and local income taxation. Moreover, no assurance can be provided that the IRS will not assert that some or all of our future dispositions are subject to the 100% prohibited transactions tax. If the IRS successfully imposes the 100% prohibited transactions tax on some or all of our dispositions, the resulting tax liability could be material, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to an Investment in Our Common Stock

Limitations on the ownership of our common stock and other provisions of the New Parkway Articles may preclude the acquisition or change of control of our Company.

Certain provisions contained in the New Parkway Articles and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change of control. Provisions of the New Parkway Articles are designed to assist us in maintaining our qualification as a REIT under the Code by preventing concentrated ownership of our capital stock that might jeopardize REIT qualification. Among other things, unless exempted by our board of directors, no person may actually or constructively own more than 9.8% of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, or 9.8% of the aggregate of the outstanding shares of our preferred stock by value or by number of shares, whichever is more restrictive. Our board of directors will grant Cousins and certain of its affiliates exemptions from these ownership limits with respect to Cousins’ ownership of our non-voting preferred stock and Cousins’ ownership of all of our capital stock prior to the Distribution. Our board of directors may, in its sole discretion, grant other exemptions to the stock ownership limits, subject to such conditions and the receipt by our board of directors of certain representations and undertakings.

In addition to these ownership limits, the New Parkway Articles also prohibit any person from (a) beneficially or constructively owning, as determined by applying certain attribution rules of the Code, shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code, (b) transferring our capital stock if such transfer would result in our stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (c) beneficially or constructively owning shares of our capital stock to the extent such ownership would result in us owning (directly or indirectly) an interest in a tenant if the income derived by us from that tenant for our taxable year during which such determination is being made would reasonably be expected to equal or exceed the lesser of one percent of our gross income or an amount that would cause us to fail to satisfy any of the REIT gross income requirements and (d) beneficially or constructively owning shares of our capital stock that would cause us otherwise to fail to qualify as a REIT. If any transfer of our shares of stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess, or in violation, of the above transfer or ownership limitations, (such person, a prohibited owner), then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause such person to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares of our capital stock that otherwise would cause any person to violate the above limitations will be void. The prohibited owner will not benefit economically from ownership of any shares of our capital stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of our capital stock held in the charitable trust.

Generally, the ownership limits imposed under the Code are based upon direct or indirect ownership by “individuals,” but only during the last half of a taxable year. The ownership limits contained in the New Parkway Articles are based upon direct or indirect ownership at any time by any “person,” which term includes entities. These ownership limitations in new Parkway Articles are common in REIT governing documents and are intended to provide added assurance of compliance with the tax law requirements, and to minimize administrative burdens. However, the ownership limits on our common stock also might delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Furthermore, under the New Parkway Articles, our board of directors has the authority to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such preferences, rights, powers and restrictions as our board of directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders’ best interests, which could have a material adverse effect on our business, financial condition and results of operations.

Maryland business statutes may limit the ability of a third party to acquire control of us.

The Maryland General Corporation Law (the “MGCL”) provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholder rights plan, (c) make a determination under the Maryland Business Combination Act, or (d) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under the MGCL, the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. The MGCL also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under the MGCL.

The MGCL provides that unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, certain issuances of shares of stock and other specified transactions, with an “interested stockholder” or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding stock of the Maryland corporation. These and other provisions of the MGCL could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on our business, financial condition and results of operations.

Market interest rates may have an effect on the value of our common stock.

One of the factors that will influence the price of our common stock following the Distribution will be its dividend yield, or the dividend per share as a percentage of the price of our common stock, relative to market interest rates. An increase in market interest rates, which are currently at historically low levels, may lead prospective purchasers of our common stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. If market interest rates increase and we are unable to increase our dividend in response, including due to an increase in borrowing costs, insufficient funds available for distribution or otherwise, investors may seek alternative investments with a higher dividend yield, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease as market interest rates increase, which may have a material adverse effect on our business, financial condition and results of operations.

The number of shares of our common stock available for future issuance or sale could adversely affect the per share trading price of our common stock and may be dilutive to current stockholders.

The New Parkway Articles authorize our board of directors to, among other things, issue a certain amount of additional shares of our common stock without stockholder approval. We cannot predict whether future issuances or sales of shares of our common stock, or the availability of shares for resale in the open market, will decrease the per share trading price of our common stock. The issuance of a substantial number of shares of our common stock in the open market or the issuance of a substantial number of shares of our common stock upon the exchange of OP units, or the perception that such issuances might occur, could adversely affect the per share trading price of our common stock. In addition, any such issuance could dilute our existing stockholders’ interests in our company. In addition, prior to the completion of the Distribution, we intend to adopt an equity compensation plan, and we may issue shares of our common stock or grant equity incentive awards exercisable for or convertible or exchangeable into shares of our common stock under the plan. Future issuances of shares of our common stock may be dilutive to existing stockholders, which may have a material adverse effect on our business, financial condition and results of operations.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or preferred equity securities which may be senior to our common stock for purposes of dividends or upon liquidation, may materially adversely affect the per share trading price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing New Parkway LP to issue such debt securities), including medium-term notes, senior or subordinated notes and additional classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock or preferred units and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution of such assets to holders of our common stock. Additionally, any convertible or exchangeable securities that we may issue in the future may have rights, preferences and privileges more favorable than those of our common stock, and may result in dilution to owners of our common stock. Other than TPG Pantera’s rights pursuant to the New Parkway Stockholders Agreement, holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our non-voting preferred stock has a preference on liquidating distributions and a preference on dividends that could limit our ability to pay dividends to the holders of our common stock. Any shares of preferred stock or preferred units that we issue in the future could have a preference on liquidating distributions or a preference on dividends that could limit our ability to pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Any such future offerings may reduce the per share trading price of our common stock, which may have a material adverse effect on our business, financial condition and results of operations.

Our ability to pay dividends is limited by the requirements of Maryland law.

Our ability to pay dividends on our common stock is limited by Maryland law. Under the MGCL, a Maryland corporation generally may not make a dividend if, after giving effect to the dividend, the corporation would not be able to pay its debts as such debts become due in the ordinary course of business or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount that would be needed, if the corporation were dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the dividend. Accordingly, we generally may not make a dividend on our common stock if, after giving effect to the dividend, we would not be able to pay our debts as they become due in the ordinary course of business or our total assets would be less than the sum of our total liabilities plus, unless the terms of such class or series provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences upon dissolution senior to those of our common stock. If we are unable to pay dividends, or our ability to pay dividends is limited, investors may seek alternative investments, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease, which may have a material adverse effect on our business, financial condition and results of operations.

We may change our dividend policy.

Future dividends will be declared and paid at the discretion of our board of directors, and the amount and timing of dividends will depend upon cash generated by operating activities, our business, financial condition, results of operations, capital requirements, annual distribution requirements under the REIT provisions of the Code, and such other factors as our board of directors deems relevant. Our board of directors may change our dividend policy at any time, and there can be no assurance as to the manner in which future dividends will be paid or that the current dividend level will be maintained in future periods. Any reduction in our dividends may cause investors to seek alternative investments, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease, which may have a material adverse effect on our business, financial condition and results of operations.

If we qualify to be an “emerging growth company,” we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We expect to be classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, we are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (5) provide certain disclosure regarding executive compensation required of larger public companies or (6) hold stockholder advisory votes on executive compensation. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We do not intend to take advantage of such extended transition period.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials we and Cousins have filed or will file with the SEC contain, or will contain, forward-looking statements. Certain statements that are not in the present or past tense or that discuss our expectations (including any use of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project,” “should” or similar expressions) are intended to identify such forward-looking statements, which generally are not historical in nature. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements.

Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such factors include, but are not limited to:

•	Cousins’ inability or failure to perform under the various transaction agreements effecting the Separation, the UPREIT Reorganization and the Distribution;

•	our lack of operating history as an independent company;

•	conditions associated with our primary market, including an oversupply of office space, customer financial difficulties and general economic conditions;

•	that certain of our properties represent a significant portion of our revenues and costs;

•	that the Distribution will not qualify for tax-free treatment;

•	our ability to meet mortgage debt obligations on certain of our properties;

•	the availability of refinancing current debt obligations;

•	potential co-investments with third-parties;

•	changes in any credit rating we may subsequently obtain;

•	changes in the real estate industry and in performance of the financial markets and interest rates and our ability to effectively hedge against interest rate changes;

•	the actual or perceived impact of global and economic conditions;

•	declines in commodity prices, which may negatively impact the Houston, Texas market;

•	the concentration of our customers in the energy sector;

•	the demand for and market acceptance of our properties for rental purposes;

•	our ability to enter into new leases or renewal leases on favorable terms;

•	the potential for termination of existing leases pursuant to customer termination rights;

•	the amount, growth and relative inelasticity of our expenses;

•	risks associated with the ownership and development of real property;

•	termination of property management contracts;

•	the bankruptcy or insolvency of companies for which we provide property management services or the sale of these properties;

•	the outcome of claims and litigation involving or affecting the company;

•	the ability to satisfy conditions necessary to close pending transactions and the ability to successfully integrate pending transactions;

•	applicable regulatory changes;

•	risks associated with acquisitions, including the integration of the combined businesses of Parkway and Cousins;

•	risks associated with the fact that our historical and pro forma financial information may not be a reliable indicator of our future results;

•	risks associated with achieving expected synergies or cost savings;

•	risks associated with the potential volatility of our common stock; and

•	other risks and uncertainties detailed from time to time in our SEC filings.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes.

Other factors that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties,” and “The Separation, the UPREIT Reorganization and the Distribution” contain forward-looking statements.

THE SEPARATION, THE UPREIT REORGANIZATION AND THE DISTRIBUTION

Background

On April 28, 2016, Cousins, Parkway, Parkway LP and Clinic Sub Inc. entered into the Merger Agreement, pursuant to which Parkway will merge with and into Clinic Sub Inc., with Clinic Sub Inc. continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Cousins. Pursuant to the Merger Agreement, at the effective time of the Merger, each share of Parkway common stock will be converted into the right to receive 1.63 newly issued shares of Cousins common stock, and each share of Parkway limited voting stock will be converted into the right to receive 1.63 newly issued shares of Cousins limited voting preferred stock, having terms materially unchanged from the terms of the Parkway limited voting stock. Upon consummation of the Merger, we will initially be a wholly owned subsidiary of Cousins. Immediately after the effective time of the Merger, New Parkway’s businesses will be separated from the remainder of Cousins’ businesses through the Separation and the UPREIT Reorganization. On the business day following the closing of the Merger, subject to the satisfaction or waiver of the conditions to the Distribution, all of the outstanding shares of New Parkway common stock and New Parkway limited voting stock will be distributed pro rata to the holders of Cousins common stock and Cousins limited voting preferred stock, respectively, including legacy Parkway common stockholders and limited voting stockholders.

On             , 2016, the Parkway stockholders voted affirmatively to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. On             , 2016, the Cousins stockholders voted affirmatively to approve the issuance of shares of Cousins common stock in connection with the Merger and an amendment to the Restated and Amended Articles of Incorporation of Cousins to authorize additional shares of Cousins common stock (the “Cousins Articles Amendment”). The Cousins Articles Amendment will be filed with the Georgia Secretary of State and become effective on the closing of the Merger.

On             , 2016, the Cousins board of directors approved the distribution of all of the issued and outstanding shares of New Parkway common stock and limited voting stock at a ratio of              share of New Parkway common stock for each share of Cousins common stock held as of the close of business on the record date of             , 2016 and              share of New Parkway limited voting stock for each share of Cousins limited voting preferred stock held as of the close of business on the record date,             , 2016.

Following the Distribution, we and Cousins will be two independent, publicly traded REITs, and each company will operate prospectively as an UPREIT.

Cousins expects that the Merger will close on             , 2016, subject to the satisfaction or waiver of all conditions to closing set forth in the Merger Agreement. On             , 2016, the business day following the closing of the Merger, each Cousins common stockholder (including legacy Parkway common stockholders) will be entitled to receive              share of New Parkway common stock for each share of Cousins common stock held at the close of business on the record date, and each Cousins limited voting preferred stockholder (consisting of legacy Parkway limited voting stockholders) will be entitled to receive              share of New Parkway limited voting stock for each share of Cousins limited voting preferred stock held at the close of business on the record date.

Cousins and Parkway stockholders will not be required to make any payment, surrender or exchange their Cousins common stock or limited voting preferred stock or Parkway common stock or limited voting stock, or take any other action to receive their shares of New Parkway common stock or limited voting stock in the Distribution, except as may be required to exchange any certificated Parkway shares in the Merger. The Distribution of New Parkway common stock and limited voting stock as described in this information statement is subject to the satisfaction or waiver of certain conditions, including consummation of the Merger, the Separation and the UPREIT Reorganization. For a more detailed description of these conditions, please refer to the section entitled “The Separation and Distribution Agreement—Conditions to the Distribution.”

Upon completion of the Merger and the Distribution, we estimate that legacy Cousins common stockholders will own approximately 53% of the common stock of each of Cousins and New Parkway, and legacy Parkway stockholders will own approximately 47% of the common stock of each of Cousins and New Parkway. Legacy holders of Parkway limited voting stock will own 100% of each of Cousins limited voting preferred stock and New Parkway limited voting stock.

Reasons for the Separation, the UPREIT Reorganization and the Distribution

The Cousins and Parkway boards of directors believe that the Separation, the UPREIT Reorganization and the Distribution are in the best interests of Cousins, Parkway and their respective stockholders for a number of reasons, including the following:

•	Create two separate, focused companies executing distinct business strategies. Historically, Cousins has focused on investing in Class A office assets located in high-growth Sun Belt markets, such as Atlanta, Georgia, Austin, Texas and Charlotte, North Carolina. By separating the Houston Business into a stand-alone REIT, investors will have the opportunity to invest in two separate companies with dedicated management teams focused on distinct business strategies.

•	Allow Cousins’ management to focus on its expanded portfolio, while enabling our management to unlock the value of our geographically specific portfolio. The Separation will allow Cousins’ management to focus on its expanded portfolio and presence in high-growth Sun Belt markets, such as Atlanta, Austin, Phoenix, Arizona, and Charlotte. Similarly, the Separation will enable our management team to focus on unlocking value within our existing Houston, Texas portfolio through active and creative leasing strategies, the leveraging of pricing power in lease and vendor negotiations and targeted redevelopment and asset repositioning of our current portfolio. We believe that our focus on one geographic location, combined with our strong balance sheet, market knowledge and customer and industry relationships, will allow us to more effectively execute our growth strategies.

•	Provide an opportunity for our dedicated and experienced management team to implement and execute our growth strategy. We will have a dedicated and experienced executive management team focused on the performance of our assets and value-creation opportunities. Separating the Houston Business from the remainder of Cousins’ business, and providing an experienced management team and other key personnel to operate the Houston Business will allow our management team to devote their full focus and attention to our assets, which will allow these assets to realize their full potential.

•	Enhance investor transparency and better highlight Cousins’ and our attributes. The Separation will enable potential investors and the financial community to evaluate Cousins and us separately, and to assess the merits, performance and future prospects of each business. Additionally, the Separation will allow individual investors to better control their asset allocation decisions, and provide investors the opportunity to invest in a well-capitalized REIT that is positioned to take advantage of a recovery in the energy sector.

The Cousins board of directors and the Parkway board of directors also considered a number of potentially negative factors in evaluating the Separation and the Distribution, including the following:

•	Increase in certain costs and liabilities. Certain costs and liabilities of Cousins will have an increased impact on us as a stand-alone company, and we and Cousins will separately bear certain costs, such as the costs associated with being a public company.

•	One-time costs of the Separation. Each of Cousins and us will incur costs in connection with our transition to being a separate, stand-alone public company, that may include accounting, tax, legal and other professional services costs and costs to separate information systems. As of April 28, 2016, the Parkway board of directors and the Cousins board of directors estimated that approximately $85 million in costs would be incurred in connection with the transaction, including the Merger, the Separation, the UPREIT Reorganization and the Distribution.

•	Inability to realize anticipated benefits of the Separation. We may not achieve the anticipated benefits of the Separation for a variety of reasons, including: (i) following the Separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Cousins or Parkway; and (ii) following the Separation, New Parkway’s businesses will be less diversified than Cousins’ and Parkway’s businesses prior to the Separation.

•	Taxability of the Distribution. The Distribution is expected to be treated as a taxable distribution to Cousins common stockholders for U.S. federal income tax purposes.

The Cousins board of directors and the Parkway board of directors concluded that the potential benefits of the Separation outweighed these factors. For more information, see “Risk Factors” beginning on page 34.

Ownership Structure

The simplified structure of each of Cousins and Parkway prior to the Merger is set forth below.

The simplified structure of each of Cousins and New Parkway following the Merger, the UPREIT Reorganization and the Distribution is set forth below.

Structure and Formation of New Parkway Prior to New Parkway’s Distribution

We were formed as a Maryland corporation on June 3, 2016, and, prior to the effective time of the Merger, will be a wholly owned subsidiary of Parkway. Immediately following the effective time of the Merger, we, Cousins and Parkway will consummate the Separation and the UPREIT Reorganization to separate the Houston Business and Third-Party Services Business of Cousins and Parkway, such that ownership of New Parkway’s businesses will be consolidated within us and our subsidiaries. Following the Distribution, we, through our operating partnership, New Parkway LP, will own and operate the Houston Business, the Third-Party Services Business and certain other assets previously owned by Parkway.

Following the Separation and the UPREIT Reorganization, New Parkway LP will function as our operating partnership. The assets and liabilities associated with New Parkway’s businesses will be held by our operating partnership, of which Parkway GP will be the general partner and hold a 1% direct general partner interest, Parkway LP will hold an approximate 47.5% limited partner interest and we will hold a direct 51.5% limited partner interest. In the Separation and the UPREIT Reorganization, the ownership of the Houston-based real properties of each of Cousins and Parkway will be transferred to New Parkway LP, and ownership of the Third-Party Services Business and the indirect minority ownership interest in 2121 Market Street Associates LLC will be transferred to New Parkway (or its subsidiaries). Additionally, in the Separation and the UPREIT Reorganization, the ownership of the other combined assets of Cousins and Parkway, other than the Houston-based real properties and other assets comprising New Parkway’s businesses, will be transferred to a limited partnership subsidiary of Cousins and retained by Cousins following the Distribution.

Prior to the Separation and the UPREIT Reorganization, each party will use commercially reasonable efforts to obtain any third-party consents required to effect the separation of assets and liabilities contemplated by the Separation and Distribution Agreement. To the extent that a party is unable to obtain a release from a guarantee or other obligation that is contemplated to be assigned to the other party, the party benefitting from the guarantee or obligation will indemnify and hold harmless the other party from any liability arising from such guarantee or obligation, and will not renew or extend the term of, increase obligations under, or transfer, the applicable obligation or liability.

The following transactions, among others, are expected to occur immediately following the effective time of the Merger, in advance of the Distribution:

•	Cousins and Parkway will have taken all actions necessary to complete the Separation and the UPREIT Reorganization, including but not limited to the following steps:

•	Parkway and Parkway LP will have organized two new Delaware limited partnerships, Cousins LP and New Parkway LP, each of which initially is wholly owned by Parkway as the initial general partner and Parkway LP as the initial limited partner and have partnership agreements with provisions that are customary for UPREIT partnerships.

•	Parkway will have formed New Parkway as a wholly owned Maryland corporation.

•	Immediately following the effective time of the Merger, Parkway LP will contribute its non-Houston properties and certain other assets specified in the Separation and Distribution Agreement (as hereinafter defined) to Cousins LP in exchange for interests in Cousins LP, and retain its interest in the assets related to the Houston Business. Parkway LP will then distribute all of the interests of Cousins LP that it received from these contributions ratably to its partners. Parkway GP will distribute the Cousins LP interests that it receives to Merger Sub, which will be the sole stockholder of Parkway GP following the effective time of the Merger.

•	Parkway LP will then contribute its assets related to the Houston Business, including entities that own direct or indirect ownership interests in CityWestPlace, Phoenix Tower and San Felipe Plaza, direct and indirect ownership in Eola Office Partners LLC and the direct and indirect minority ownership interest of Parkway LP in 2121 Market Street Associates, L.P., to New Parkway LP, and Cousins will contribute its assets related to the Houston Business, including its direct and indirect ownership interests in Greenway Plaza and Post Oak Central, to New Parkway LP (other than a 1% interest in certain entities, which Cousins will contribute to New Parkway) in exchange for limited partner interests in New Parkway LP. Cousins will then contribute its 1% interest in certain entities referred to in the preceding sentence and limited partner interests in New Parkway LP to New Parkway, and Merger Sub will contribute to New Parkway its limited partner interests in Parkway LP and its stock of Parkway GP. Through a series of transactions, Cousins LP will contribute $5 million to New Parkway in exchange for non-voting preferred stock of New Parkway (with aggregate liquidation preference of $5 million and bearing a market-rate dividend), New Parkway will contribute $5 million to Parkway LP in exchange for preferred limited partner units of Parkway LP (with aggregate liquidation preference of $5 million and bearing a market dividend rate), and Parkway LP will contribute $5 million to New Parkway LP in exchange for preferred limited partner units of New Parkway LP (with aggregate liquidation preference of $5 million and bearing a market-rate dividend). Merger Sub will contribute its general partner interest in New Parkway LP to Parkway GP. The issuance of the $5 million of Parkway non-voting preferred stock was negotiated between the parties to satisfy the parties’ overall business and economic objectives, including the intended tax treatment of the Distribution. The issuances of preferred units are meant to preserve the economics of the UPREIT structure.

•	New Parkway will elect to be taxed as a corporation for federal income tax purposes, effective prior to the distributions discussed below, and will elect to be treated as a REIT for federal income tax purposes for the taxable year ending on December 31 of the year for which the election to be treated as a corporation is effective.

•	New Parkway LP will enter into the New Parkway Credit Facilities for aggregate availability of $350 million, and subject to satisfaction of the conditions thereto, New Parkway LP will draw $350 million. Through a series of transactions, New Parkway LP will distribute pro rata portions of $200 million of the $350 million draw to each of Parkway LP, Parkway GP (which subsequently will distribute such proceeds to New Parkway, its sole stockholder), and New Parkway (which New Parkway will subsequently distribute, along with the cash received from Parkway GP and Parkway LP, to Merger Sub, its sole stockholder, which will distribute the cash to Cousins, its sole stockholder). Parkway LP will distribute its pro rata share of the $200 million in loan proceeds ratably to its partners, if each of its other partners agrees to cause its share of the distributed cash to be contributed to Cousins LP in exchange for units of Cousins LP; if a limited partner of Parkway LP does not agree to contribute its share of the distributed cash to Cousins LP, Parkway LP will use a portion of its pro rata share of the $200 million to redeem Parkway LP units held by New Parkway and each other partner that agrees to cause its share of distributed cash to be contributed to Cousins LP in exchange for units of Cousins LP, at a redemption price based upon the Parkway Partnership Agreement.

•	Limited partners of Parkway LP who received cash in the above step will contribute such cash to Cousins LP, in exchange for units of Cousins LP.

•	Cousins will contribute to Cousins LP its non-Houston assets (including the portion of the $200 million of loan proceeds that it received through Merger Sub in the pro rata distribution, as described above), in exchange for units of Cousins LP. Other limited partners of Parkway LP will continue as limited partners of Cousins LP.

•	Cousins LP will then repay, or cause to be repaid, Parkway’s existing credit facilities in an amount of approximately $550 million.

•	Merger Sub will distribute to Cousins, its sole stockholder, 100% of the common stock of New Parkway, 100% of the New Parkway limited voting stock, the general partner interest in Cousins LP and all of the units of Cousins LP that Merger Sub received in the foregoing distributions from Parkway LP and Parkway GP.

•	as a result of the Merger, the Separation and the UPREIT Reorganization, we will own five assets in Houston, Texas, subject to approximately $574.6 million of existing secured property-level indebtedness, based on principal balances as of March 31, 2016, reduced by the $114.0 million mortgage debt secured by CityWestPlace I & II that Parkway paid in full on April 6, 2016;

•	immediately following the effective time of the Merger, Parkway LP is expected to hold a 47.5% common partnership interest in New Parkway LP;

•	immediately following the effective time of the Merger, we are expected to hold, directly or through our ownership of the general partner, a 95.9% common partnership interest in Parkway LP;

•	immediately following the effective time of the Merger, we are expected to hold, directly or through our ownership of the general partner and our interest in Parkway LP, a 98.0% common partnership interest in New Parkway LP;

•	as a result of the Merger, the Separation and the UPREIT Reorganization, the limited partners of Parkway LP, who held in the aggregate 4.1% of the limited partnership units of Parkway LP immediately prior to the effective time of the Merger, will retain their limited partnership units in Parkway LP and will receive pro rata partnership units of Cousins Properties LP to the extent that such limited partners did not elect to redeem their limited partnership units of Parkway LP for shares of Parkway common stock prior to the effective time of the Merger; and

•	in addition to the Separation and Distribution Agreement, as of or prior to the effective time of the Merger, we and Cousins will enter into the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement.

The New Parkway Articles provide for three classes of stock: voting common stock, limited voting stock, and non-voting preferred stock. On the business day following the closing of the Merger, subject to satisfaction of the conditions to the Distribution, Cousins will effect the distribution of New Parkway common stock and limited voting stock to Cousins common stockholders and Parkway common stockholders and limited voting stockholders as of the close of business on the record date as described above under “—Background.”

The Separation and Distribution Agreement

The following discussion summarizes the material provisions of the Separation and Distribution Agreement. The Separation and Distribution Agreement sets forth, among other things, our agreements with Cousins regarding the principal transactions necessary to separate us from Cousins. It also sets forth other agreements that govern certain aspects of our relationship with Cousins after the Distribution date.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of us and Cousins as part of the Separation, and it provides for when and how these transfers, assumptions and assignments will occur. In particular, the Separation and Distribution Agreement provides, among other things, that subject to the terms and conditions contained therein:

•	certain assets related to our businesses (the “New Parkway Assets”) will be retained by New Parkway or one of New Parkway’s subsidiaries or transferred to New Parkway or one of New Parkway’s subsidiaries, including:

•	$150 million of unrestricted cash proceeds from the New Parkway Credit Facilities;

•	all issued capital stock or other equity interests in subsidiaries, joint ventures, partnerships or similar entities that primarily relate to the Houston Business, as well as the Third-Party Services Business and Parkway’s minority interest in 2121 Market Street Associates, L.P.;

•	all right, title and interest (whether as owner, mortgagee or holder of a security interest) in real properties located in Houston, Texas. Following the UPREIT Reorganization and the Distribution, New Parkway will own interests in the following operational properties;

•	CityWestPlace

•	Greenway Plaza

•	Phoenix Tower

•	Post Oak Central

•	San Felipe Plaza

•	all other assets primarily related to the Houston Business, including all furniture, buildings, fixtures, equipment, easements and other appurtenances located at the Houston real properties;

•	all third-party vendor contracts for information technology, human resources, financial, legal and public affairs services primarily used by the Houston Business;

•	the third party management contracts to which Eola Office Partners, LLC is a party;

•	all of the intellectual property relating to New Parkway’s businesses;

•	all contracts entered into in the name of, or expressly on behalf of, any of New Parkway’s businesses;

•	all permits used primarily in the Houston Business;

•	all books and records, wherever located, primarily related to the Houston Business;

•	all accounts receivable, rights, claims, demands, causes of action, judgments, decrees, property tax appeals and rights to indemnify or contribution in favor of Cousins that are primarily related to the Houston Business; and

•	other assets mutually agreed by the parties prior to the Distribution;

•	certain liabilities related to New Parkway’s businesses or the New Parkway Assets (collectively, the “New Parkway Liabilities”) will be retained by or transferred to New Parkway or one of New Parkway’s subsidiaries, including:

•	the New Parkway Credit Facilities;

•	all liabilities relating to New Parkway’s businesses;

•	all liabilities (including environmental liabilities) relating to underlying circumstances or facts existing, or events occurring, prior to the Distribution, to the extent relating to the Houston Business, us or the New Parkway Assets;

•	all guarantees and indemnitees in respect of any of the New Parkway Assets or New Parkway Liabilities;

•	all third-party claims to the extent relating to the Houston Business and the New Parkway Assets;

•	30% of any liabilities arising from any third-party claims related to the Merger Agreement or the transactions contemplated thereby;

•	30% of any liabilities related to breaches of fiduciary duties and violations of securities law relating to events before the Distribution;

•	all insurance charges related to the Houston Business and New Parkway Assets;

•	liabilities under the tax protection agreements and related documents listed on the confidential Parkway disclosure letter;

•	liabilities and obligations arising under the Registration Rights Agreement dated as of October 13, 2004, among Thomas Properties Group, Inc. (“TPGI”), Thomas Properties Group, L.P. (“TPG LP”) and certain other investors named therein; and

•	other liabilities mutually agreed upon by the parties prior to the Distribution; and

•	all of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the New Parkway Assets and New Parkway Liabilities, including such assets other than the New Parkway Assets (the “Cousins Assets”) and such liabilities other than the New Parkway Liabilities (the “Cousins Liabilities”), will be retained by or transferred to Cousins or one of its subsidiaries. Following the UPREIT Reorganization and the Distribution, assuming certain asset sales are consummated in accordance with the Merger Agreement, Cousins will own interests in the following operational properties:

•	Colorado Tower

•	816 Congress Avenue

•	Research Park V

•	Northpark Town Center

•	191 Peachtree Tower

•	Promenade

•	The American Cancer Society Center

•	Terminus 100

•	Terminus 200

•	Meridian Mark Plaza

•	Emory Point University Hospital Midtown Medical Office Tower

•	Fifth Third Center

•	Gateway Village

•	Emory Point Apartments (Phase I)

•	Emory Point Retail (Phase I)

•	Emory Point Retail (Phase II)

•	Emory Point Apartments (Phase II)

•	Hayden Ferry Lakeside I

•	Hayden Ferry Lakeside II

•	Hayden Ferry Lakeside III

•	Tempe Gateway

•	Corporate Center I

•	Corporate Center II

•	Corporate Center III

•	Corporate Center IV

•	Harborview Plaza

•	The Pointe

•	Courvoisier Center

•	Citrus Center

•	Bank of America Center

•	One Orlando Centre

•	3350 Peachtree

•	3348 Peachtree

•	3344 Peachtree

•	The Forum at West Place

•	One Buckhead Plaza

•	Two Buckhead Plaza

•	Hearst Tower

•	NASCAR Plaza

•	One Congress Plaza

•	San Jacinto Center

•	US Airways Building

Information in this information statement with respect to the assets and liabilities of the parties following the Distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise indicates. The Separation and Distribution Agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to us or Cousins, as applicable, does not occur prior to the Separation, then until such assets or liabilities can be transferred or assigned, we or Cousins, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform and discharge such liabilities, for which the other party will reimburse us or Cousins, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

The Distribution

The Separation and Distribution Agreement governs the rights and obligations of the parties regarding the Distribution following the completion of the Separation. On the Distribution date, Cousins will distribute to its common stockholders (including legacy Parkway common stockholders) that held shares of Cousins common as of the record date all of the issued and outstanding shares of New Parkway common stock on a pro rata basis. Cousins will also distribute, to the holders of its limited voting preferred stock (consisting of legacy Parkway limited voting stockholders) that held shares of Cousins limited voting preferred stock as of the record date, all of the shares of New Parkway limited voting stock on a pro rata basis.

Conditions to the Distribution

The Separation and Distribution Agreement provides that the Distribution is subject to the satisfaction (or waiver by Cousins) of certain conditions, including:

•	the consummation of the Merger, the Separation and the UPREIT Reorganization;

•	the execution of a credit agreement by us and the Lenders (as defined below) for, and the satisfaction of conditions to, borrowing under the New Parkway Credit Facilities, and the distribution of $200 million of funds borrowed under the New Parkway Term Loan to the partners of New Parkway LP, which in turn will, directly or indirectly, contribute such funds to Cousins LP;

•	the receipt of an opinion from an independent appraisal firm to the Cousins board of directors confirming the solvency and surplus of Cousins and New Parkway after the Distribution that is in form and substance acceptable to Cousins in its sole discretion;

•	the SEC declaring effective the registration statement of which this information statement forms a part, with no stop order in effect with respect thereto, and no proceeding for such purpose pending before, or threatened by, the SEC;

•	the mailing of this information statement;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the UPREIT Reorganization, the Distribution or any of the related transactions shall be in effect;

•	the New Parkway common stock to be distributed shall have been approved for listing on the NYSE, subject to official notice of distribution; and

•	the execution of ancillary agreements by us and Cousins, including the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement.

Release of Claims

Neither party will be liable to the other for indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages, other than with respect to a third-party claim. Each of us and Cousins will also release the other party and its directors, officers, employees, agents and equity holders from all pre-closing liabilities related to the releasing party’s business or assets owned by such party after the Distribution, other than liabilities for any willful or intentional misconduct, fraud, gross negligence or bad faith. Neither party will make any claim against the other or such directors, officers, employees, agents or equity holders with respect to any such liability. The foregoing in no way limits the rights of the parties under the Merger Agreement.

Indemnification

In the Separation and Distribution Agreement, we agree to indemnify, defend and hold harmless Cousins, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the New Parkway Liabilities and our failure to pay any New Parkway Liabilities in accordance with their terms;

•	third-party claims relating to the Houston Business or New Parkway Assets;

•	our breach of the Separation and Distribution Agreement or any ancillary agreement;

•	guarantees, credit support arrangements or similar undertakings for the benefit of us by Cousins; and

•	any untrue statement of material fact in the registration statement to which this information statement is a part (other than statements explicitly made by Cousins, which will be limited to those specified on a schedule to the Separation and Distribution Agreement).

Cousins agrees to indemnify, defend and hold harmless, us and each of our affiliates and each of our and our affiliates’ respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	all Cousins Liabilities and the failure of Cousins to pay any Cousins Liabilities in accordance with their terms;

•	third-party claims relating to the Cousins Assets;

•	the breach by Cousins of the Separation and Distribution Agreement or any ancillary agreement;

•	guarantees, credit support arrangements or similar undertakings for the benefit of Cousins by us; and

•	any untrue statement of material fact in the registration statement to which this information statement is a part, to the extent such statement is explicitly made by Cousins (which will be limited to those specified on a schedule to the Separation and Distribution Agreement).

Neither we nor Cousins will be liable to the other for indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages, other than liability with respect to a third-party claim.

Insurance

The Separation and Distribution Agreement provides that Cousins and Parkway will work in good faith to consider the appropriateness (from an economic cost and liability standpoint) of continuing coverage on properties owned by us and Cousins after the Distribution under their existing property (casualty) insurance coverage through December 31, 2016, but in no event will we or Cousins be required to extend such coverage on the Houston assets and non-Houston assets, respectively, past December 31, 2016. Allocation and reimbursement of premiums will be required in connection with any such continuation. Following the Distribution, we and Cousins will each be solely responsible for any uninsured loss (including any deductible) on property owned after the Distribution. At the effective time of the Merger, Parkway’s existing property insurance coverage shall be transferred to us and shall remain in place (for such properties which continue to be owned by Cousins) through and until April 1, 2017, which is the expiration of the current term thereunder.

Dispute Resolution

The Separation and Distribution Agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between us and Cousins related to the Separation, UPREIT Reorganization or Distribution by arbitration, if they are unable to be resolved first through good-faith negotiation by the parties.

Expenses

The Separation and Distribution Agreement will contain provisions that govern our and Cousins’ responsibility for costs and expenses incurred prior to the Distribution date in connection with the Separation, the UPREIT Reorganization and the Distribution, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the Separation, the UPREIT Reorganization and the Distribution.

Non-Solicit

Pursuant to the Merger Agreement, prior to the closing of the Merger, neither Cousins, Parkway nor any of their respective subsidiaries may, directly or indirectly, solicit for employment, employ or cause to leave the employ of the other party any individual designated in such party’s confidential disclosure letter to the Merger Agreement, including with respect to certain employees of Parkway expected to become our employees.

Pursuant to the Separation and Distribution Agreement, for a period of two years after the closing of the Merger, neither we nor Cousins, nor any of our or Cousins’ subsidiaries may, directly or indirectly, solicit for employment, employ or cause to leave the employ of the other party such designated individuals.

Both agreements provide exceptions for a party to make general solicitations for employment not specifically directed at the other party, its subsidiaries, affiliates or any of its employees, and hiring any person who responds to such solicitations or to solicit for employment, hire or employ any person referred to it by a third-party recruiter who has not been engaged for the purpose of specifically recruiting, nor been given instructions to recruit specifically, such designated individuals.

Segregation of Accounts

We and Cousins will use commercially reasonable efforts to separate and de-link any common bank or brokerage accounts between us, and any outstanding checks issued or payments initiated prior to the effective time of the Merger will be honored after the effective time of the Merger by the party then owning the account on which the check is drawn or the payment was initiated. The parties will cooperate to pay over any amounts received rightfully owed to the other party, subject to regulatory compliance.

Novation

We and Cousins will use commercially reasonable efforts to obtain any consent or amendment required to novate or assign all liabilities to the appropriate party, based on the separation of liabilities described above. Additionally, each party will use commercially reasonable efforts to have the other party removed as the guarantor or obligor (and to remove any security interest over such other party’s assets serving as collateral) with respect to any obligations or liabilities of such party. To the extent the release or removal cannot be obtained, the party benefiting from the guarantee or obligation will indemnify and hold harmless the other from any liability arising from such guarantee or obligation, and will not renew or extend the term of, increase any obligations under, or transfer, the applicable obligation or liability.

Mortgage Debt

We and Cousins will acquire properties previously owned by the other party, subject to existing mortgage debt. Each party will use commercially reasonable efforts to have the other party released from all debt documents, including guarantees, relating to properties no longer owned by such other party.

Financing

At the effective time of the Merger, we will cause New Parkway LP to borrow $350 million under the New Parkway Credit Facilities, and, in the Separation and the UPREIT Reorganization, $200 million will be distributed through us to Merger Sub, which Merger Sub shall distribute to Cousins. Cousins will then contribute $200 million to Cousins LP. We, through New Parkway LP, will retain $150 million of unrestricted cash.

Intellectual Property

Cousins shall retain all rights to intellectual property of Cousins immediately prior to the Distribution, including the “Cousins” name and all related intellectual property, including Internet domain names and the “CUZ” ticker symbol. We shall retain all rights to the “Parkway” name and all related intellectual property, including Internet domain names and the “PKY” ticker symbol.

Information Sharing

We and Cousins will use commercially reasonable efforts after the Distribution to share with the other party all information relating to matters prior to the Distribution, and such other party’s assets held by the disclosing party. The parties will agree on records retention policies and will keep copies of all historic records and agreements to support future diligence and audits. The Separation and Distribution Agreement will include a customary confidentiality agreement.

Other Matters

Other matters governed by the Separation and Distribution Agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Amendments

No provision of the Separation and Distribution Agreement may be amended or modified except by a written instrument signed by us and Cousins.

Related Agreements

Transition Services Agreement

As of or prior to the effective time of the Merger, we and Cousins will enter into a Transition Services Agreement, pursuant to which we, Cousins and our and the respective subsidiaries thereof will provide to each other various services for a transitional period. The services to be provided include information technology, accounts payable, payroll, and other financial functions, as well as engineering support for various facilities, quality assurance support and other administrative services.

Tax Matters Agreement

As of or prior to the effective time of the Merger, we and Cousins will enter into a Tax Matters Agreement that will address the following:

•	preparation and filing of tax returns;

•	apportionment of taxes among us and Cousins;

•	refunds, tax attributes and deductions;

•	conduct of tax proceedings; and

•	the intended federal income tax characterization of the Separation, the UPREIT Reorganization and the Distribution and the agreed upon reporting thereof.

Employee Matters Agreement

As of or prior to the effective time of the Merger, we and Cousins will enter into an Employee Matters Agreement in connection with the Separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters.

The Employee Matters Agreement will govern Cousins’ and our compensation and employee benefit obligations relating to current and former employees of each company (including individuals who were Parkway employees immediately prior to the effective time of the Merger), and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs.

The Employee Matters Agreement also may set forth the general principles relating to employee matters, including with respect to the assignment of employees, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits. The Employee Matters Agreement may also address certain special circumstances, including employees who will transfer to their eventual permanent employer on a delayed basis because they will continue to provide services to either Cousins or us during a transition period following the Distribution.

When and How You Will Receive the Distribution

With the assistance of AST, Cousins expects to distribute New Parkway common stock and limited voting stock on             , 2016, the Distribution date, to all holders of shares of outstanding Cousins common stock Cousins limited voting preferred stock as of the close of business on             , 2016, the record date. AST currently serves as the transfer agent and registrar for Cousins common stock and will serve as the settlement and distribution agent in connection with the Distribution. Thereafter,              will serve as the transfer agent and registrar for New Parkway common stock. If you own shares of Cousins common stock or Cousins limited voting preferred stock as of the close of business on the record date, the shares of New Parkway common stock or limited voting stock, as applicable, that you are entitled to receive in the Distribution will be issued electronically, as of the Distribution date, to you in book-entry form or to your bank or brokerage firm on your behalf. If you are a registered holder,              will then mail you a direct registration account statement that reflects your shares of New Parkway common stock or limited voting stock, as applicable. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Book-entry form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this Distribution. If you sell shares of Cousins common stock in the “regular-way” market up to and including the Distribution date, you will be selling your right to receive shares of New Parkway common stock on such shares of Cousins common stock in the Distribution. If you sell shares of Parkway common stock or limited voting stock up to and including the Distribution date, you will be selling your right to receive shares of New Parkway common stock and limited voting stock on such shares of Parkway common and limited voting stock in the Distribution.

Commencing on or shortly after the Distribution date, if you hold physical share certificates that represent your Cousins common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of New Parkway common stock that have been registered in book-entry form in your name.

Most Cousins stockholders and Parkway stockholders hold their shares of Cousins common stock or Parkway common or limited voting stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold shares of Cousins common stock or Parkway common or limited voting stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of New Parkway common stock or limited voting stock, as applicable, that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of New Parkway common stock distributed in connection with the Distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us, which may include certain of our executive officers, directors or principal stockholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

The Number of Shares of New Parkway Common Stock You Will Receive

For each share of Cousins common stock that you own as of the close of business on             , 2016, the record date for the Distribution, you will receive          share of New Parkway common stock.

The Number of Shares of New Parkway Limited Voting Stock You Will Receive

For each share of Cousins limited voting preferred stock that you own as of the close of business on             , 2016, the record date for the Distribution, you will receive          share of New Parkway limited voting stock.

Results of the Distribution

After the Distribution, we will be an independent, publicly traded REIT. The actual number of shares to be distributed will be determined at the close of business on             , 2016, the record date for the Distribution, and will reflect any exercise of Cousins or Parkway stock options between the date the Cousins board of directors declares the Distribution and the record date for the Distribution. The Distribution will not affect the number of outstanding shares of Cousins common stock or any rights of Cousins stockholders.

As of or prior to the effective time of the Merger, we will enter into the Separation and Distribution Agreement with Cousins and will enter into other agreements with Cousins as of or prior to the effective time of the Merger to effect the Separation, the UPREIT Reorganization and the Distribution. These agreements will provide a framework for our relationship with Cousins after the Separation, the UPREIT Reorganization and the Distribution.

Additionally, these agreements will allocate between us and Cousins the assets, liabilities and obligations of Cousins and Parkway (including intellectual property, and tax-related assets and liabilities) that are attributable to periods prior to the Distribution. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions.”

Market for New Parkway Common Stock

There is currently no public trading market for New Parkway common stock. We expect to have our common stock authorized for listing on the NYSE under the symbol “PKY.” We have not and will not set the initial price of our common stock. The initial price will be established by the public markets. There is no current trading market for New Parkway limited voting stock and we do not expect that New Parkway limited voting stock will be listed on any exchange.

We cannot predict the price at which our common stock will trade after the Distribution. In fact, the combined trading prices, after the Distribution, of the shares of New Parkway common stock that each Cousins stockholder will receive in the Distribution and the Cousins common stock held at the record date may not equal the “regular-way” trading price of a share of Cousins stock immediately prior to the Distribution. The price at which New Parkway common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for New Parkway common stock will be determined in the public markets and may be influenced by many factors.

Trading Before the Distribution Date

Beginning as early as two trading days before the record date and continuing up to and including the Distribution date, Cousins expects that there will be two markets for shares of Cousins common stock: a “regular-way” market and an “ex-distribution” market. Shares of Cousins common stock that trade on the “regular-way” market will trade with an entitlement to shares of New Parkway common stock distributed in the Distribution. Shares of Cousins common stock that trade on the “ex-distribution” market will trade without an entitlement to shares of New Parkway common stock distributed pursuant to the Distribution. Therefore, if you sell your shares of Cousins common stock in the “regular-way” market up to and including through the Distribution date, you will be selling your right to receive shares of New Parkway common stock in the Distribution. If you own shares of Cousins common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the Distribution date, you will receive the shares of New Parkway common stock that you are entitled to receive pursuant to your ownership of shares of Cousins common stock as of the record date.

Up to and including the effective time of the Merger, shares of Parkway common stock will trade only on a “regular-way” basis and there will be no “ex-distribution” trading market. The shares of Parkway common stock that trade in the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution, as well as the right to receive merger consideration in the Merger, subject to the terms and conditions of the Merger Agreement. Therefore, if you sell your shares of Parkway common stock on the NYSE on or before the effective time of the Merger, you will also be selling your right to receive shares of New Parkway common stock in the Distribution, as well as your right to receive the merger consideration.

Furthermore, beginning as early as two trading days before the record date and continuing up to and including the Distribution date, New Parkway expects that there will be a “when-issued” market for its common stock. “When-issued” trading refers to a sale or purchase made conditionally, because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for New Parkway common stock that will be distributed to holders of Cousins common stock (including legacy holders of Parkway common stock) on the Distribution date. If you owned shares of Cousins common stock at the close of business on the record date, you would be entitled to New Parkway common stock distributed pursuant to the Distribution. With respect to Cousins stockholders, you may trade this entitlement to New Parkway common stock, without the Cousins common stock you own, on the “when-issued” market. On the first trading day following the Distribution date, “when-issued” trading with respect to New Parkway common stock will end, and “regular-way” trading will begin.

You should consult your bank, broker, nominee or other advisor before selling your shares to be sure you understand the effects of the NYSE trading procedures described above.

Conditions to the Distribution

New Parkway has announced that the Distribution will be effective at 12:01 a.m., Eastern time, on             , 2016, which is the Distribution date, provided that certain conditions shall have been satisfied (or waived by Cousins in its sole discretion), including:

•	the consummation of the Merger, the Separation and the UPREIT Reorganization;

•	the execution of a credit agreement by us and the Lenders (as defined below) for, and the satisfaction of conditions to, borrowing under the New Parkway Credit Facilities, and the distribution of $200 million of funds borrowed under the New Parkway Term Loan to the partners of New Parkway LP, which in turn will, directly or indirectly, contribute such funds to Cousins LP;

•	the receipt of an opinion from an independent appraisal firm to the Cousins board of directors confirming the solvency and surplus of Cousins and New Parkway after the Distribution that is in form and substance acceptable to Cousins in its sole discretion;

•	the SEC declaring effective the registration statement of which this information statement forms a part, with no stop order in effect with respect thereto, and no proceeding for such purpose pending before, or threatened by, the SEC;

•	the mailing of this information statement;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the UPREIT Reorganization, the Distribution or any of the related transactions shall be in effect;

•	the New Parkway common stock to be distributed shall have been accepted for listing on the NYSE, subject to official notice of distribution; and

•	the execution of ancillary agreements by Cousins and New Parkway, including the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement.

Cousins does not intend to notify its stockholders of any modifications to the terms of the Separation, the UPREIT Reorganization or the Distribution that, in the judgment of its board of directors, are not material. For example, the Cousins board of directors might consider material such matters as significant changes to the Distribution Ratio, the assets to be contributed or the liabilities to be assumed in the Separation and the UPREIT Reorganization. To the extent that the Cousins board of directors determines that any modifications by Cousins materially change the material terms of the Distribution, Cousins will notify Cousins stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

DIVIDEND POLICY

We are a newly formed company that has not commenced operations, and as a result, we have not paid any dividends as of the date of this information statement. We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year commencing on the day prior to the Distribution. We intend to make regular distributions to our stockholders to satisfy the requirements to qualify as a REIT. To qualify as a REIT, we must distribute to our stockholders an amount at least equal to:

(1)	90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which does not necessarily equal net income as calculated in accordance with GAAP); plus

(2)	90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less

(3)	any excess non-cash income (as determined under the Code). Please refer to “Material U.S. Federal Income Tax Consequences—Taxation of New Parkway and Its Stockholders.”

We cannot assure you that our dividend policy will remain the same in the future, or that any estimated dividends will be made or sustained. Dividends made by us will be authorized and determined by our board of directors, in its sole discretion, out of legally available funds, and will be dependent upon a number of factors, including restrictions under applicable law, actual and projected financial condition, liquidity, funds from operations and results of operations, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, the annual REIT distribution requirements and such other factors as our board of directors deems relevant. For more information regarding risk factors that could materially and adversely affect our ability to pay dividends, see “Risk Factors” beginning on page 34.

Our dividends may be funded from a variety of sources. In particular, we expect that, initially, our dividends may exceed our net income under GAAP because of non-cash expenses, mainly depreciation and amortization expense, which are included in net income. To the extent that our funds available for distribution are less than the amount we must distribute to our stockholders to satisfy the requirements to qualify as a REIT, we may consider various means to cover any such shortfall, including borrowing under our anticipated revolving credit facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from future offerings of equity, equity-related securities or debt securities or declaring taxable share dividends. In addition, the New Parkway Articles allow us to issue shares of preferred equity that could have a preference on dividends, and if we do, the dividend preference on the preferred equity could limit our ability to pay dividends to the holders of our common stock.

For a discussion of the tax treatment of distributions to holders of our common stock, please refer to “Material U.S. Federal Income Tax Consequences—Taxation of New Parkway and Its Stockholders.”

CAPITALIZATION

The following table sets forth New Parkway’s capitalization as of March 31, 2016 on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in New Parkway’s pro forma financial information, assuming a Distribution Ratio of one share of New Parkway common stock for one share of Cousins common stock, and one share of New Parkway limited voting stock for one share of Cousins limited voting preferred stock. The actual number of shares of New Parkway common stock and limited voting stock issued in the Distribution in respect of each share of Cousins common stock and limited voting preferred stock may be reduced if necessary to comply with NYSE listing standards or otherwise. The information below is not necessarily indicative of what New Parkway’s capitalization would have been had the Separation, Distribution and related financing transactions been completed as of March 31, 2016. In addition, it is not indicative of New Parkway’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and New Parkway’s unaudited combined financial statements and notes included elsewhere in this information statement.

	As of March 31, 2016
(in thousands)	Cousins Houston Historical	Parkway Houston Historical	Pro Forma Adjustments	Pro Forma
Cash and cash equivalents	$1,362	$11,938	$155,000	$168,300
Debt:
Note payable to banks, net	—	—	$346,675	346,675
Mortgage note payable, net	180,124	394,136	(115,096)	459,164

Total debt	180,124	394,136	231,579	805,839
New Parkway Equity:
Cousins Houston	938,911	—	(938,911)	—
Parkway Houston	—	418,690	(418,690)	—
Common Stock	—	—	404	404
Limited Voting stock	—	—	7	7
Additional paid in capital	—	—	1,083,662	1,083,662
Non-voting preferred stock	—	—	5,000	5,000
Noncontrolling Interest	—	—	81,680	81,680

Total Capitalization	$1,119,035	$812,826	$44,731	$1,976,592

SELECTED HISTORICAL COMBINED FINANCIAL DATA—PARKWAY HOUSTON

The following table sets forth the selected historical combined financial data of Parkway Houston, which was carved out from the financial information of Parkway as described below. The selected historical financial data set forth below as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013 has been derived from Parkway Houston’s audited combined financial statements, which are included elsewhere in this information statement. The income statement data for each of the three months ended March 31, 2016 and 2015 and the balance sheet data as of March 31, 2016 have been derived from Parkway Houston’s unaudited interim combined financial statements included elsewhere in this information statement. Parkway Houston’s unaudited interim combined financial statements as of March 31, 2016 and for the three months ended March 31, 2016 were prepared on the same basis as Parkway Houston’s audited combined financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly Parkway Houston’s financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

Parkway Houston’s combined financial statements were carved out from the financial information of Parkway at a carrying value reflective of such historical cost in such Parkway records. Parkway Houston’s historical financial results reflect charges for certain corporate expenses which include, but are not limited to, costs related to property management, accounting, human resources, security, payroll and benefits, legal, corporate communications, information services and restructuring and reorganization. Costs of the services were allocated based on either actual costs incurred or a proportion of costs estimated to be applicable to us based on a number of factors, most significantly Parkway Houston’s percentage of Parkway’s square footage. Parkway Houston believes these charges are reasonable; however, these results may not reflect what Parkway Houston’s expenses would have been had Parkway Houston been operating as a separate, stand-alone public company. The historical combined financial information presented may not be indicative of the results of operations, financial position or cash flows that would have been obtained if Parkway Houston had been an independent, stand-alone entity during the periods shown. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Parkway—Basis of Presentation.”

The combined historical results set forth below do not indicate results expected for any future periods. The selected financial data set forth below are qualified in their entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Parkway” and Parkway Houston’s combined financial statements and related notes thereto included elsewhere in this information statement.

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
Income Statement Data (in thousands):
Revenues
Income from office properties	$29,129	$24,841	$108,507	$123,172	$20,965
Management company income	1,305	2,679	9,891	23,971	17,526
Sale of condominium units	—	4	11,063	16,554	—

Total revenues	30,434	27,524	129,461	163,697	38,491
Expenses and other
Property operating expenses	13,539	10,489	45,385	54,856	9,119
Management company expenses	781	2,785	9,362	27,038	23,638
Cost of sales - condominium units	—	202	11,120	13,199	14
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465
Impairment loss on management contracts	—	—	—	4,750	—
General and administrative	1,632	1,631	6,336	6,917	7,267

Total expenses and other	27,317	28,344	127,773	170,772	50,503

Operating income (loss)	3,117	(820)	1,688	(7,075)	(12,012)
Other income and expenses
Interest and other income	61	61	246	244	1,663
Interest expense	(3,953)	(4,045)	(16,088)	(16,252)	(3,296)

Loss before income taxes	(775)	(4,804)	(14,154)	(23,083)	(13,645)
Income tax benefit (expense)	(493)	(173)	(1,635)	180	1,276

Net loss	(1,268)	(4,977)	(15,789)	(22,903)	(12,369)
Net (income) loss attributable to noncontrolling interests	—	7	7	(148)	—

Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)

	As of March 31, 2016	As of December 31,
		2015	2014	2013
Balance Sheet Data (in thousands):
Total real estate related investments, net	$748,950	$752,653	$738,846	$757,848
Total assets	860,849	865,731	866,496	903,165
Mortgage notes payable, net	394,136	396,901	407,211	414,656
Total liabilities	442,159	456,665	485,535	503,130
Parkway equity	418,690	409,066	380,053	396,985
Noncontrolling interests	—	—	908	3,050

SELECTED HISTORICAL COMBINED FINANCIAL DATA—COUSINS HOUSTON

The following table sets forth the selected historical combined financial data of Cousins Houston, which was carved out from the financial information of Cousins as described below. The selected historical combined financial data set forth below as of December 31, 2015 and 2014, for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013 has been derived from Cousins Houston’s audited combined financial statements, which are included elsewhere in this information statement. The income statement data for each of the three months ended March 31, 2016 and 2015 and the balance sheet data as of March 31, 2016 have been derived from Cousins Houston’s unaudited interim combined financial statements included elsewhere in this information statement. The selected historical combined financial data as of December 31, 2013 was derived from financial information not included in this information statement. Cousins Houston’s unaudited interim combined financial statements as of March 31, 2016 and for the three months ended March 31, 2016 and 2015 were prepared on the same basis as Cousins Houston’s audited combined financial statements as of December 31, 2015 and 2014, for the years ended December 31, 2015 and 2014, and for the period from February 7, 2013 (date of inception) to December 31, 2013, and, in the opinion of management, include all adjustments, consisting of only normal, recurring adjustments, necessary to present fairly Cousins Houston’s financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

Cousins Houston’s combined financial statements were carved out from Cousins’ financial information based on historical cost. The historical financial results for Cousins Houston include certain allocated corporate costs, which we believe are reasonable. These costs were incurred by Cousins and estimated to be applicable to Cousins Houston based on proportionate leasable square footage. Such costs do not necessarily reflect what the actual costs would have been if Cousins Houston were operating as a separate stand-alone public company. These costs are discussed further in “Note 3—Related Party Transactions” of the combined financial statements of Cousins Houston for the year ended December 31, 2015 and the three months ended March 31, 2016, included elsewhere in this information statement. The selected historical combined financial information presented may not be indicative of the results of operations, financial position or cash flows that would have been obtained if Cousins Houston had been an independent, stand-alone entity during the periods shown.

The selected historical combined results set forth below do not indicate results expected for any future periods. The selected financial data set forth below are qualified in their entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Parkway” and Cousins Houston’s combined financial statements and related notes thereto included elsewhere in this information statement.

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31, 2013
	2016	2015	2015	2014
Income Statement (in thousands):
Rental property revenues	$43,269	$43,211	$177,890	$184,536	$72,696
Other revenues	186	79	—	31	11

	43,455	43,290	177,890	184,567	72,707

Rental property operating expenses	(17,926)	(18,113)	(74,162)	(79,625)	(31,759)
General and administrative expenses	(3,177)	(1,322)	(6,328)	(7,347)	(3,793)
Depreciation and amortization	(15,428)	(17,586)	(63,791)	(77,760)	(29,146)
Interest expense	(1,974)	(2,010)	(7,988)	(8,127)	(2,618)
Acquisition and related costs	—	—	—	—	(3,858)

	(38,505)	$(39,031)	$(152,269)	$(172,859)	$(71,174)

Net income	$4,950	$4,259	$25,621	$11,708	$1,533

	As of March 31, 2016	As of December 31,
		2015	2014	2013
	(in thousands)
Balance Sheet Data:
Operating properties, net	$1,083,270	$1,086,451	$1,077,290	$1,087,181
Total assets	1,185,493	1,188,236	1,188,355	1,220,551
Note payable	180,124	180,937	184,097	187,120
Total liabilities	246,582	271,364	278,558	283,604
Equity	938,911	916,872	909,797	936,947

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 31, 2016 and for the Year Ended December 31, 2015

On April 28, 2016, Cousins, Parkway, Parkway LP and Clinic Sub Inc. entered into the Merger Agreement, pursuant to which Parkway will merge with and into Clinic Sub Inc., with Clinic Sub Inc. continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Cousins. Pursuant to the Merger Agreement, at the effective time of the Merger, each share of Parkway common stock will be converted into the right to receive 1.63 newly issued shares of Cousins common stock, and each share of Parkway limited voting stock will be converted into the right to receive 1.63 newly issued shares of Cousins limited voting preferred stock, having terms materially unchanged from the terms of the Parkway limited voting stock. Upon consummation of the Merger, we will initially be a wholly owned subsidiary of Cousins. Immediately after the effective time of the Merger, New Parkway’s businesses will be separated from the remainder of Cousins’ businesses through the Separation and the UPREIT Reorganization. On the business day following the closing of the Merger, subject to the satisfaction or waiver of the conditions to the Distribution, all of the outstanding shares of New Parkway common stock and New Parkway limited voting stock will be distributed pro rata to the holders of Cousins common stock and Cousins limited voting preferred stock, respectively, including legacy Parkway common and limited voting stockholders. The following unaudited pro forma combined financial statements assume a Distribution Ratio of one share of New Parkway common stock for one share of Cousins common stock and one share of New Parkway limited voting stock for one share of Cousins limited voting preferred stock. The actual number of shares of New Parkway common stock and limited voting stock issued in the Distribution in respect of each share of Cousins common stock and limited voting preferred stock may be reduced if necessary to comply with NYSE listing standards or otherwise.

The following unaudited pro forma combined financial statements as of and for the three months ended March 31, 2016 and for the year ended December 31, 2015 have been derived from the historical combined financial statements of Cousins Houston and Parkway Houston included elsewhere in this information statement.

The following unaudited pro forma combined financial statements give effect to the following:

•	the Merger, the Separation, the UPREIT Reorganization and the Distribution;

•	our anticipated post-Separation capital structure which includes proceeds from the $350.0 million New Parkway Term Loan, $150.0 million of which New Parkway LP will retain;

•	Cousins’, or a subsidiary of Cousins, contribution of $5 million to New Parkway in exchange for shares of New Parkway non-voting preferred stock; and

•	the payoff of the $114.0 million mortgage debt secured by CityWestPlace I & II by Parkway that occurred on April 6, 2016.

The unaudited pro forma combined balance sheet assumes the Separation and the related transactions occurred on March 31, 2016. The unaudited pro forma combined statements of operations presented for the three months ended March 31, 2016, and for the year ended December 31, 2015, assume the Separation, the related transactions and the payoff of the $114.0 million mortgage debt secured by CityWestPlace I & II by Parkway on April 6, 2016 occurred on January 1, 2015. The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to the Separation, the Distribution, and for purposes of the statements of operations, are expected to have a continuing impact on our business. Our unaudited pro forma combined financial statements and explanatory notes present how our financial statements may have appeared had we completed the above transactions as of the dates noted above.

The Merger will be accounted for as a “purchase,” as that term is used under GAAP, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Parkway as of the effective time of the Merger will be recorded at their respective fair values and added to those of Cousins. Any excess of purchase price over the fair values is recorded by Cousins as goodwill. The separation of the assets and liabilities related to New Parkway’s businesses from the remainder of Cousins’ businesses in the Separation and the UPREIT Reorganization will be at Cousins’ carryover basis after adjusting the Parkway Houston assets to fair value. As a result, future financial statements of New Parkway will initially reflect carryover basis for Cousins Houston and fair value basis for Parkway Houston.

The following unaudited pro forma combined financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to our unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements are presented for illustrative purposes only and do not purport to reflect the results we may achieve in future periods or the historical results that would have been obtained had the above transactions been completed on January 1, 2015 or as of March 31, 2016, as the case may be. The unaudited pro forma combined financial statements also do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above.

The unaudited pro forma combined financial statements do not indicate results expected for any future period. The unaudited pro forma combined financial statements are derived from and should be read in conjunction with the historical combined financial statements and accompanying notes of Parkway Houston and Cousins Houston appearing elsewhere in this information statement.

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF MARCH 31, 2016

(in thousands, except share data)

(Unaudited)

	Cousins Houston Historical(1)	Parkway Houston Historical	Adjustments		Totals
Assets
Real estate related investments:
Office properties, net	$1,083,270	$748,950	$(98,141)	A	$1,734,079

Cash and cash equivalents	1,362	11,938	155,000	B	168,300
Receivables and other assets	32,606	78,144	(52,197)	C	58,553
Intangible assets, net	68,255	21,628	39,527	A	129,410
Management contract intangibles, net	—	189	—		189

Total assets	$1,185,493	$860,849	$44,189		$2,090,531

Liabilities
Mortgage notes payable, net	$180,124	$394,136	$(115,096)	D	$459,164
Notes payable to banks, net	—	—	346,675	B	346,675
Accounts payable and other liabilities	26,913	27,085	—		53,998
Below market leases, net	39,545	20,938	(542)	A	59,941

Total liabilities	$246,582	$442,159	$231,037		$919,778

Equity
Stockholders’ equity:
Common stock $.001 par value, 404,245,000 shares pro forma	—	—	404	E	404
Limited voting stock $.001 par value, 6,867,360 shares pro forma	—	—	7	E	7
Non-voting preferred stock $100,000 liquidation preference, 50 shares pro forma	—	—	5,000	F	5,000
Cousins Houston	938,911	—	(938,911)	G	—
Parkway Houston	—	418,690	(418,690)	G	—
Additional paid in capital	—	—	1,083,662	G	1,083,662

Total stockholders’ equity	938,911	418,690	(268,528)		1,089,073

Noncontrolling interests	—	—	81,680	H	81,680

Total equity	938,911	418,690	(186,848)		1,170,753

Total liabilities and equity	$1,185,493	$860,849	$44,189		$2,090,531

(1)	Certain of Cousins Houston historical balances have been reclassified to conform with Parkway Houston historical balances.

See notes to unaudited pro forma combined financial statements

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(In thousands, except per share data)

(Unaudited)

	Cousins Houston Historical(1)	Parkway Houston Historical	Adjustments		Total
Revenues
Income from office properties	$43,269	$29,129	$(126)	a	$72,272
Management company income	—	1,305	—		1,305

Total revenues	43,269	30,434	(126)		73,577

Expenses
Property operating expenses	17,926	13,539	—		31,465
Management company expenses	—	781	—		781
Depreciation and amortization	15,428	11,365	(4,266)	b	22,527
General and administrative	3,177	1,632	—	c	4,809

Total expenses	36,531	27,317	(4,266)		59,582

Operating income	6,738	3,117	4,140		13,995
Other income and expenses
Interest and other income	186	61	(61)	d	186
Interest expense	(1,974)	(3,953)	(2,191)	e	(8,118)

Income (loss) before income taxes	4,950	(775)	1,888		6,063
Income tax expense	—	(493)	—		(493)

Net income (loss)	4,950	(1,268)	1,888		5,570
Net (income) attributable to noncontrolling interests	—	—	(106)	f	(106)
Net income (loss) attributable to controlling interests	4,950	(1,268)	1,782		5,464
Dividends on non-voting preferred stock	—	—	(75)	g	(75)

Net income (loss) attributable to common stockholders	$4,950	$(1,268)	$1,707		$5,389

Weighted average shares outstanding - Basic				h	404,245

Weighted average shares outstanding - Diluted				h	412,114

Basic and Diluted earnings per share					$0.01

(1)	Certain of Cousins Houston historical balances have been reclassified to conform with Parkway Houston historical balances.

See notes to unaudited pro forma combined financial statements

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(In thousands, except per share data)

(Unaudited)

	Cousins Houston Historical(1)	Parkway Houston Historical	Adjustments		Total
Revenues
Income from office properties	$177,890	$108,507	$(9,536)	a	$276,861
Management company income	—	9,891	—		9,891
Sale of condominium units	—	11,063	—		11,063

Total revenues	177,890	129,461	(9,536)		297,815

Expenses
Property operating expenses	74,162	45,385	—		119,547
Management company expenses	—	9,362	—		9,362
Cost of sales - condominium units	—	11,120	—		11,120
Depreciation and amortization	63,791	55,570	(26,108)	b	93,253
General and administrative	6,328	6,336	—	c	12,664

Total expenses	144,281	127,773	(26,108)		245,946

Operating income	33,609	1,688	16,572		51,869
Other income and expenses
Interest and other income	—	246	(245)	d	1
Interest expense	(7,988)	(16,088)	(7,785)	e	(31,861)

Income (loss) before income taxes	25,621	(14,154)	8,542		20,009
Income tax expense	—	(1,635)	—		(1,635)

Net income (loss)	25,621	(15,789)	8,542		18,374
Net (income) loss attributable to noncontrolling interests	—	7	(351)	f	(344)

Net income (loss) attributable to controlling interests	25,621	(15,782)	8,191		18,030
Dividends on non-voting preferred stock	—	—	(300)	g	(300)

Net income (loss) attributable to common stockholders	$25,621	$(15,782)	$7,891		$17,730

Weighted average shares outstanding - Basic				h	404,245

Weighted average shares outstanding - Diluted				h	412,114

Basic and diluted earnings per share					$0.04

(1)	Certain of Cousins Houston historical balances have been reclassified to conform with Parkway Houston historical balances.

See notes to unaudited pro forma combined financial statements

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Adjustments to the Unaudited Pro Forma Combined Balance Sheet

The unaudited pro forma combined balance sheet as of March 31, 2016 reflects the following adjustments:

A.	Real estate related investments and intangible assets and liabilities

The preliminary fair market value is based on a valuation prepared by Cousins with the assistance of a third-party valuation advisor. The Merger adjustments reflected in the unaudited pro forma combined balance sheet for real estate assets, intangible assets and intangible liabilities represent the differences between the fair market value of Parkway Houston acquired in connection with the Merger and Parkway’s historical balances for Parkway Houston, which are presented as follows (in thousands):

	As of March 31, 2016
	Parkway Houston Historical	Fair Market Value of Parkway Houston	Adjustments as a Result of Merger
Office properties, net	$748,950	$650,809	$(98,141)
Intangible assets, net	21,628	61,155	39,527
Below market leases, net	(20,938)	(20,396)	(542)

Fair value is based on estimated cash flow projections that utilize available market information and discount and/or capitalization rates as appropriate. The fair value of land included in office properties, net, is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and tenant improvements, included in office properties, net, are based upon current market replacement costs and other relevant market rate information. The fair value of the below market leases, net of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. The fair value of acquired in-place leases, included in intangibles, net, is derived based on assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. This fair value is based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases; (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period; and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period.

B.	Cash and cash equivalents and notes payable to banks, net

In connection with the Merger and the Distribution, Parkway has entered into a debt commitment letter pursuant to which Wells Fargo Bank, National Association, Bank of America, N.A. and JPMorgan Chase Bank, N.A. have agreed to provide to New Parkway LP a senior secured term loan facility in an aggregate principal amount of up to $350 million, and a senior secured revolving credit facility in an aggregate principal amount of up to $50 million, that may be increased to $100 million subject to the satisfaction of certain conditions. Per the terms of the commitment letter, the New Parkway Credit Facilities are assumed to have a term of three years. Following the effective time of the Merger, but prior to the Distribution, the New Parkway Term Loan will be funded. The proceeds of the New Parkway Term Loan will be used to fund a $200 million distribution to the partners of New Parkway LP, who will in turn cause such funds to be contributed to Cousins LP, which will use the funds to repay a portion of approximately $550 million outstanding under Parkway’s existing credit facilities. The remaining $150 million of proceeds from the New Parkway Term Loan will be retained by New Parkway LP under the New Parkway Credit Facilities following consummation of the Distribution. These remaining proceeds from the New Parkway Term Loan and future proceeds from the Houston Revolving Credit Facility will be used for general corporate purposes of New Parkway following the Distribution. Additionally, Cousins, or a subsidiary of Cousins, will contribute $5 million to New Parkway in exchange for shares of New Parkway non-voting preferred stock with a liquidation preference of $5 million, a fixed market rate dividend and no voting rights, other than as required by law.

The adjustment to notes payable to banks, net in the unaudited pro forma combined balance sheet comprises the following as of March 31, 2016 (in thousands):

As of March 31, 2016
New Parkway Term Loan	$350,000
New Parkway Credit Facilities deferred financing costs	(3,325)

Total	$346,675

C.	Receivables and other assets

The straight-lining of rents pursuant to the underlying leases associated with the real estate acquired in connection with the Separation will commence at the effective time of the Separation; therefore, the balance of deferred rent of $22.5 million included on Parkway Houston’s historical balance sheet has been eliminated.

The investment in ACP Peachtree Center Manager, LLC, which is included in Parkway Houston’s historical financial statements, will be retained by Cousins in connection with the Merger and Separation, therefore the balance of $3.5 million included on Parkway’s historical balance sheet has been eliminated.

Lease commissions will be adjusted to reflect the fair market value for Parkway Houston. The fair value of leasing commissions is based upon current market replacement costs and other relevant market information.

The adjustment to receivables and other assets in the unaudited pro forma combined balance sheet comprises the following as of March 31, 2016 (in thousands):

	Parkway Houston Historical	Fair Market Value of Parkway Houston	Adjustments as a Result of Merger
Straight line rent	$22,500	$—	$(22,500)
Lease commissions, net	41,694	15,497	(26,197)
Investment in ACP Peachtree	3,500	—	(3,500)

			$(52,197)

D.	Mortgage notes payable, net

Represents the adjustment to reflect the premium on mortgage notes payable, net to fair value, and reflects the payoff of the $114.0 million mortgage debt secured by CityWestPlace I & II that occurred on April 6, 2016 (in thousands):

	As of March 31, 2016
	Parkway Houston Historical	Fair Market Value of Parkway Houston Assumed Debt	Payoff of CityWestPlace I & II Mortgage	Adjustments as a Result of Merger
Premium on notes payables	$(4,972)	$(4,069)	$—	$(903)
Repayment of CityWestPlace I & II mortgage indebtedness	—	—	$(114,193)	(114,193)

				$(115,096)

The fair values of mortgage notes payable, net assumed in connection with the Merger were based on discounted cash flow analysis using the current market borrowing rates for similar types of borrowing arrangements as of the measurement dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

The debt on CityWestPlace I & II was paid off via a deemed capital contribution by Parkway LP, the operating partnership of Parkway, to Parkway Houston. Such payoff has been reflected as a pro forma adjustment to equity, and reflected as a capital contribution to Parkway Houston.

E.	Common stock and limited voting stock

Represents the issuance of one share of New Parkway common stock for each share of Cousins common stock on the business day following the effective time of the Merger, pursuant to which each Parkway common stockholder will receive 1.63 newly issued shares of Cousins common stock (in thousands, except per share data and exchange ratio):

As of March 31, 2016
Outstanding shares of Parkway common stock - historical basis	111,713
Parkway equity-based awards converted in Parkway common stock	1,053

Outstanding shares of Parkway common stock	112,766

Exchange Ratio	1.63

Shares of Cousins common stock to be issued - pro forma basis	183,809
Outstanding shares of Cousins common stock - historical basis	220,436

Total shares to be issued by New Parkway	404,245
New Parkway common stock par value per share	$0.001

Pro forma adjustment to New Parkway common stock	$404

As of March 31, 2016
Outstanding shares of Parkway limited voting stock - historical basis	4,213
Exchange Ratio	1.63

Outstanding shares of Parkway limited voting stock	6,867
New Parkway limited voting stock par value per share	$0.001

Pro forma adjustment to New Parkway limited voting stock	$7

The actual number of shares of New Parkway common stock and limited voting stock issued in the Distribution in respect of each share of Cousins common stock and limited voting preferred stock may be reduced if necessary to comply with NYSE listing standards or otherwise.

F.	Non-voting preferred stock

Represents the non-voting preferred stock of New Parkway acquired by Cousins LP in exchange for a $5 million contribution by Cousins LP to New Parkway in connection with the Separation, the UPREIT Reorganization and the Distribution. The issuance of the $5 million of Parkway non-voting preferred stock was negotiated between the parties to satisfy the parties’ overall business and economic objectives, including the intended tax treatment of the Distribution.

G.	Cousins Houston, Parkway Houston and additional paid in capital

The following table represents the pro forma adjustments to eliminate the equity for Cousins Houston and Parkway Houston and reflects the net equity of the Houston Business in the Distribution (in thousands):

As of March 31, 2016

Cousins Houston	$938,911
Parkway Houston	418,690
Net equity value of Houston Business distributed in the Distribution	(273,939)

Pro forma adjustment	$1,083,662

The Net equity value of Houston Business distributed in the distribution as follows (as thousands):
Adjustment to Office properties, net for Parkway Houston to fair value as discussed in Note A	(98,141)
Adjustment to Cash for Parkway Houston as discussed in Note B	155,000
Adjustment to Receivables and other assets for Parkway Houston to fair value as discussed in Note C	(52,197)
Adjustment to Intangible assets, net for Parkway Houston to fair value as discussed in Note A	39,527
Adjustment to mortgage notes payable, net for Parkway Houston to fair value as discussed in Note D	115,096
Adjustment to notes payable to banks, net for Parkway Houston to fair value as discussed in Note B	(346,675)
Adjustment to below market leases, net for Parkway Houston to fair value as discussed in Note A	542
Adjustment to common stock as discussed in Note E	(404)
Adjustment to limited voting stock as discussed in Note E	(7)
Adjustment to preferred stock as discussed in Note F	(5,000)
Adjustment to Noncontrolling interest as discussed in Note H	(81,680)

(273,939)

H.	Noncontrolling interests

Represents the adjustment of the approximately 7.9 million pro forma limited partnership units of Parkway LP to a fair market value based on a price of $10.38 per share of Cousins common stock as of March 31, 2016, the date of the unaudited pro forma combined balance sheet (in thousands):

As of March 31, 2016
Outstanding operating partnership units of Parkway LP – historical basis	4,828
Exchange Ratio	1.63

Limited partnership units	7,869
Closing price of Cousins common stock as of March 31, 2016	$10.38

Pro forma adjustment	$81,680

Adjustments to the Unaudited Pro Forma Combined Statements of Operations

a.	Income from office properties

Represents the elimination of historical straight-line rents and historical amortization of above- and below-market rent associated with the leases of Parkway Houston, which will be eliminated after the Merger and the amount of above- and below-market rents associated with Parkway Houston based on fair value in the Merger. The entire lease term was used to calculate the pro forma adjustments for straight-line rent and amortization of above- and below-market rent. No early termination options in leases were accounted for in the lease term because leases including such options contain penalties substantial enough that the continuation of such leases appears, at inception, to be reasonably assured.

The following table summarizes the adjustments made to income from office properties for Parkway Houston’s properties for the three months ended March 31, 2016 and the year ended December 31, 2015 (in thousands):

Three Months Ended March 31, 2016
Pro forma Parkway Houston straight-line rent adjustment	$3,085
Pro forma (above)/below market rent adjustment	636
Historical Parkway Houston amounts	(3,847)

Pro forma adjustment	$(126)

Year Ended December 31, 2015
Pro forma Parkway Houston straight-line rent adjustment	$18,991
Pro forma (above)/below market rent adjustment	2,546
Historical Parkway Houston amounts	(31,073)

Pro forma adjustment	$(9,536)

b.	Depreciation and amortization

The following tables summarize the adjustments made to depreciation and amortization for Parkway Houston’s properties based on fair values in the Merger for the three months ended March 31, 2016 and the year ended December 31, 2015:

Three Months Ended March 31, 2016
Parkway Houston building and site improvements	$2,995
Parkway Houston in-place leases	4,104
Parkway Houston historical depreciation and amortization	(11,365)

Pro forma adjustment	$(4,266)

Year Ended December 31, 2015
Parkway Houston building and site improvements	$13,043
Parkway Houston in-place leases	16,419
Parkway Houston historical depreciation and amortization	(55,570)

Pro forma adjustment	$(26,108)

c.	General and administrative expenses

Management initially expects annual general and administrative expenses to be in the range of $14.0 million to $16.0 million without consideration for share-based compensation expenses for New Parkway.

This estimate is based on anticipated: (i) corporate-level salaries, including salaries set forth in employment agreements with the executive officers of Parkway that will be assumed by us, but not including non-cash compensation, (ii) benefits, (iii) director fees, (iv) rent and related expenses, (v) professional fees and (vi) costs to operate as a public company.

d.	Interest and other income

Represents the elimination of the interest income related to Parkway’s investment in ACP Peachtree Center Manager, LLC.

e.	Interest expense

Represents the pro forma interest expense and pro forma amortization of deferred financing costs related to the New Parkway Credit Facilities and pro forma amortization of above-market debt values created by marking the assumed debt of the Parkway Houston properties to fair market value. Upon completion of the Separation, the UPREIT Reorganization and the Distribution, our properties will be subject to the existing secured, property-level indebtedness, equal to $574.6 million as of March 31, 2016, which was further reduced by the $114.0 million mortgage debt secured by CityWestPlace I & II that Parkway paid in full on April 6, 2016.

The following tables summarize the adjustments to the unaudited pro forma combined statements of operations to reflect the New Parkway Credit Facilities activity and amortization of Parkway Houston properties’ above-market debt and the elimination of the historical interest expense on the CityWestPlace I & II debt (in thousands):

Three Months Ended March 31, 2016
Pro forma interest on New Parkway Credit Facilities	$3,003
Pro forma amortization of deferred financing costs	277
Pro forma amortization of above market debt	(322)
Historical Parkway Houston amortization of above market debt	1,010
Historical interest on CityWestPlace I & II	(1,777)

Pro forma adjustment	$2,191

Year Ended December 31, 2015
Pro forma interest on New Parkway Credit Facilities	$11,160
Pro forma amortization of deferred financing costs	1,108
Pro forma amortization of above market debt	(1,282)
Historical Parkway Houston amortization of above market debt	3,991
Historical interest on CityWestPlace I & II	(7,192)

Pro forma adjustment	$7,785

The New Parkway Term Loan will bear interest at LIBOR plus a spread that ranges from 2.50% to 3.50% per annum (the “Margin”) based on the ratio of total indebtedness to total asset value. Based upon management’s expectation of the ratio of indebtness to our total assets after the Distribution, the New Parkway Term Loan bears interest at LIBOR plus a spread of 3.00% for the purposes of pro forma adjustments. At March 31, 2016 and December 31, 2015, LIBOR was approximately 0.43% and 0.19%, respectively, for a total pro forma borrowing rate of approximately 3.43% and 3.19%, respectively. A 0.125% change in LIBOR would result in a change in pro forma interest expense on the New Parkway Term Loan of approximately $400,000 per year. A 0.50% change in the margin would result in a change in pro forma interest expense on the New Parkway Term Loan of approximately $1.8 million per year.

f.	Noncontrolling interest

Represents the adjustment to allocate net income to limited partners of operating partnership units of Parkway LP.

g.	Dividends on non-voting preferred stock

Represents the pro forma dividend on the $5 million non-voting preferred stock, assuming a 6% market rate based on management’s best estimate of the applicable market rate for such an instrument.

h.	Weighted average shares

The following table summarizes the pro forma weighted average shares of New Parkway common stock outstanding as if the Distribution occurred on March 31, 2016 (for more information, see note E above)

As of March 31, 2016
Weighted average shares of common stock - basic	404,245
Effect of conversion and exchange of Parkway LP operating partnership units	7,869

Weighted average shares of New Parkway common stock - diluted	412,114

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the historical results of operations and liquidity and capital resources of Parkway Houston and Cousins Houston, each of which are our predecessors. Parkway Houston and Cousins Houston were not operated by Parkway or Cousins as stand-alone businesses. You should read the following discussion and analysis in conjunction with “Selected Historical Combined Financial Data—Parkway Houston,” Selected Historical Combined Financial Data—Cousins Houston,” “Unaudited Pro Forma Combined Financial Statements” and the financial statements beginning on page F-1 included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please refer to “Risk Factors,” beginning on page 34 and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

The Merger and the Separation

On April 28, 2016, Cousins and Parkway announced their entry into the Merger Agreement, pursuant to which Parkway will merge with and into Clinic Sub Inc., with Clinic Sub Inc. continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Cousins, subject to the terms and conditions of the Merger Agreement. Immediately following the effective time of the Merger, Cousins will consummate the Separation and the UPREIT Reorganization to separate the Houston Business and Third-Party Services Business of Cousins and Parkway such that these businesses will be owned and operated by New Parkway LP, the operating partnership of New Parkway.

For each share of Cousins common stock or limited voting preferred stock held of record by Cousins stockholders as of the close of business on             , 2016, the record date for the Distribution, such stockholder will receive              share of New Parkway common stock or limited voting stock, respectively, meaning that legacy holders of Parkway common stock or limited voting stock who continue to hold the Cousins shares they received in the Merger will receive          shares of New Parkway common or limited voting stock, respectively, for each share of Parkway common stock or limited voting stock they owned prior to the effective time of the Merger. Following the Distribution, Cousins and New Parkway will be two independent, publicly traded companies.

New Parkway’s mission will be to own and operate high-quality office properties located in attractive submarkets of Houston, Texas, including the Galleria, Greenway and Westchase submarkets. New Parkway is expected to be the largest owner of Class A office assets in Houston, Texas, with a portfolio of five Class A assets, comprising 19 buildings and totaling 8.7 million rentable square feet as of March 31, 2016. New Parkway will also operate the Third-Party Services Business, providing fee-based real estate services through wholly owned subsidiaries of New Parkway, which in total managed or leased approximately 2.7 million square feet primarily for third-party owners as of March 31, 2016, and will own certain other assets previously owned by Parkway.

Basis of Presentation

The combined financial statements of Parkway Houston and Cousins Houston include the allocation of certain assets and liabilities that have historically been held at their respective corporate levels but which are specifically identifiable or allocable to Parkway Houston and Cousins Houston. All intercompany transactions and accounts have been eliminated. The total net effect of the settlement of these intercompany transactions is reflected in the combined historical financial statements of cash flow as a financing activity and in the combined balance sheets as equity in the Parkway Houston and Cousins Houston financial statements.

The combined historical financial statements of Parkway Houston and Cousins Houston do not necessarily include all of the expenses that would have been incurred had New Parkway been operating as a separate, stand-alone entity and may not necessarily reflect our results of operations, financial position and cash flows had New Parkway been a stand-alone company during the periods presented. Our combined historical financial statements include charges related to certain corporate functions, including senior management, property management, legal, leasing, development, marketing, human resources, finance, public reporting, tax and information technology. These expenses have been charged based on direct usage or benefit where identifiable, with the remainder charged on a pro rata basis of square footage. Parkway Houston and Cousins Houston consider the expense allocation methodology and results reasonable for all periods presented. However, the charges may not be indicative of the actual expenses that would have been incurred had New Parkway operated as an independent, publicly-traded company for the periods presented.

PARKWAY HOUSTON

Critical Accounting Policies and Estimates

The accounting policies and estimates used in the preparation of the Parkway Houston and Cousins Houston combined financial statements are more fully described in the notes to the respective combined financial statements. However, certain significant accounting policies are considered critical accounting policies due to the increased level of assumptions used or estimates made in determining their impact on our consolidated financial statements. Parkway Houston considers critical accounting policies and estimates to be those used in the determination of the reported amounts and disclosure related to the following:

Revenue Recognition

Parkway Houston recognizes revenue from real estate rentals on a straight-line basis over the noncancelable lease term at the inception of each respective lease in accordance with ASC 840, Leases. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as straight-line rent receivable on the accompanying balance sheets. When Parkway Houston is the owner of the customer improvements, the leased space is ready for its intended use when the tenant improvements are substantially completed, at which point revenue recognition begins. In limited instances, when the tenant is the owner of the tenant improvements, straight-line rent is recognized when the tenant takes possession of the unimproved space. The leases also typically provide for tenant reimbursement of a portion of common area maintenance, real estate taxes and other operating expenses. Parkway Houston recognizes property operating cost recoveries from customers (“expense reimbursements”) as revenue in the period in which the expenses are incurred. The computation of expense reimbursements is dependent on the provisions of individual customer leases. Most customers make monthly fixed payments of estimated expense reimbursements. Parkway Houston makes quarterly adjustments, positive or negative, to expense reimbursement income to adjust the recorded amounts to Parkway Houston’s best estimate of the final property operating costs based on the most recent annual estimate. After the end of the calendar year, Parkway Houston computes each customer’s final expense reimbursements and issues a bill or credit for the difference between the actual amount and the amounts billed monthly during the year. Differences between actual billed amounts and accrued amounts are considered immaterial.

Management company income represents market-based fees earned from providing management, construction, leasing, brokerage, and acquisition services to unconsolidated joint ventures, related parties, and third parties. Management fee income is computed and recorded monthly in accordance with the terms set forth in the management contracts. Leasing and brokerage commissions, as well as salary and administrative fees, are recognized by Parkway Houston pursuant to the terms of the agreements at the time underlying leases are signed, which is the point at which the earnings process is complete and collection of the fees is reasonably assured. Fees relating to the purchase or sale of property are recognized by Parkway Houston when the earnings process is complete and the collection of fees is reasonably assured, which usually occurs at closing. Parkway Houston recognizes fees earned from Parkway’s unconsolidated joint ventures in management company income. Parkway Houston is not a party to any consolidated or unconsolidated joint ventures. The fees from management company income from Parkway’s unconsolidated joint ventures recognized by Parkway Houston are included herein because they are reflected in the historical financial statements of Parkway and are attributable to Parkway Houston because of its ownership of Eola Office Partners, LLC, which provides or has provided property management services to certain of Parkway’s unconsolidated joint ventures.

Impairment of Long-Lived Assets

Changes in the supply or demand of customers for Parkway Houston’s properties could impact Parkway Houston’s ability to fill available space. Should a significant amount of available space exist for an extended period, Parkway Houston’s investment in a particular office building may be impaired. Parkway Houston has evaluated its real estate assets and intangible assets upon the occurrence of significant adverse changes to assess whether any impairment indicators are present that affect the recovery of the carrying amount. Parkway Houston classifies certain assets as held for sale based on management having the authority and intent of entering into commitments for sale transactions to close in the next 12 months. Parkway Houston considers an office property as held for sale once it has executed a contract for sale, allowed the buyer to complete its due diligence review and received a substantial non-refundable deposit. Until a buyer has completed its due diligence review of the asset, necessary approvals have been received and substantive conditions to the buyer’s obligation to perform have been satisfied, Parkway Houston does not consider a sale to be probable. When Parkway Houston identifies an asset as held for sale, it estimates the net realizable value of such asset and discontinue recording depreciation on the asset. Parkway Houston records assets held for sale at the lower of the carrying amount or fair value less cost to sell. If the fair value of the asset net of estimated selling costs is less than the carrying amount, it records an impairment loss. With respect to assets classified as held and used, Parkway Houston recognizes an impairment loss if the carrying amount is not recoverable and exceeds the sum of undiscounted future cash flows expected to result from the use and eventual disposition of the asset. Upon impairment, Parkway Houston recognizes an impairment loss to reduce the carrying value of the real estate asset to the estimate of its fair value. The cash flow and fair value estimates are based on assumptions about employing the asset for its remaining useful life. Factors considered in projecting future cash flows include, but are not limited to: existing leases, future leasing and terminations, market rental rates, capital improvements, tenant improvements, leasing commissions, inflation, discount rates, capitalization rates and other known variables.

Depreciable Lives Applied to Real Estate and Improvements to Real Estate

Parkway Houston computes depreciation of buildings and parking garages using the straight-line method over an estimated useful life of 40 years. Depreciation of building improvements is computed using the straight-line method over the estimated useful life of the improvement. If Parkway Houston’s estimate of useful lives proves to be incorrect, the depreciation expense recognized would also be incorrect. Therefore, a change in the estimated useful lives assigned to buildings and improvements would result in either an increase or decrease in depreciation expense prospectively, which would result in a decrease or increase in earnings.

Initial Recognition, Measurement and Assignment of the Cost of Real Estate Acquired

Parkway Houston accounts for its acquisitions of real estate by allocating the fair value of real estate to acquired tangible assets, consisting of land, building, garage, building improvements and tenant improvements, identified intangible assets and liabilities, which consist of the value of above and below market leases, lease costs, the value of in-place leases and any value attributable to above or below market debt assumed with the acquisition.

Parkway Houston assigns the purchase price of properties to tangible and intangible assets based on fair values. Parkway Houston determines the fair value of the tangible and intangible components using a variety of methods and assumptions all of which result in an approximation of fair value. Differing assumptions and methods could result in different estimates of fair value and thus, a different purchase price assignment and corresponding increase or decrease in depreciation and amortization expense.

Recent Accounting Pronouncements

Adopted

In February 2015, the Financial Accounting Standards Board (“the FASB”) issued ASU No. 2015-02, “Amendments to the Consolidated Analysis.” This update amends consolidation guidance which makes changes to both the variable interest model and the voting model. The new standard specifically eliminates the presumption in the current voting model that a general partner controls a limited partnership or similar entity unless that presumption can be overcome. Generally, only a single limited partner that is able to exercise substantive kick-out rights will consolidate. Parkway Houston adopted this update on January 1, 2016. The new standard must be applied using a modified retrospective approach by recording either a cumulative-effect adjustment to equity as of the beginning of the period of adoption or retrospectively to each period presented. This did not have an impact on Parkway Houston’s financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. Parkway Houston adopted this update on January 1, 2016. Retrospective application of the guidance set forth in this update is required and resulted in the classification of the deferred financing costs within the combined balance sheets as a direct deduction from the carrying amount of debt within total liabilities.

Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842”) (“ASU 2016-02”). ASU 2016-02 increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 will be effective for Parkway Houston’s fiscal year beginning as early as January 1, 2019 and subsequent interim periods. Management is currently assessing this guidance for future implementation.

Results of Operations

Comparison of the three months ended March 31, 2016 to the three months ended March 31, 2015.

Net loss attributable to Parkway Houston was $1.3 million and $5.0 million for the three months ended March 31, 2016 and 2015, respectively. The decrease in net loss attributable to Parkway Houston in the amount of $3.7 million for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, is primarily attributable to an increase in operating income.

Income from Office Properties. Income from office properties increased $4.3 million, or 17.3%, during the three months ended March 31, 2016, as compared to the three months ended March 31, 2015, primarily due to the commencement of a lease at CityWestPlace during the second half of 2015, partially offset by the impact of a tenant move out at CityWestPlace during the first half of 2015, and a tenant move out during the three months ended March 31, 2016.

Property Operating Expenses. Property operating expenses increased $3.1 million, or 29.1%, during the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, primarily due to the commencement of a lease at CityWestPlace during the second half of 2015, partially offset by the impact of a tenant move out at CityWestPlace during the first half of 2015, and a tenant move out during the three months ended March 31, 2016.

Management Company Income and Expenses. Management company income decreased $1.4 million, or 51.3%, during the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, primarily due to the termination of certain Eola Capital, LLC (“Eola Capital”) management contracts. Management company expenses decreased $2.0 million, or 72.0%, during the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, primarily due to a decrease in salary expense associated with personnel formerly employed at assets for which the related management contracts have been terminated.

Depreciation and Amortization. Depreciation and amortization expense attributable to office properties decreased $1.9 million, or 14.1%, for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, primarily due to a decrease in amortization expense of in-place leases.

General and Administrative. General and administrative expense increased $1,000, or 0.1%, for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015.

Interest Expense. Interest expense decreased $92,000, or 2.3%, for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, primarily due to a decrease in mortgage interest expense.

Income Taxes. The analysis below includes changes attributable to income tax benefit (expense) for the three months ended March 31, 2016 and 2015 (in thousands):

	Three Months Ended March 31,
	2016	2015	$ Change	% Change
Income tax (expense) benefit – current	$(344)	$21	$(365)	*N/M
Income tax expense – deferred	(149)	(194)	45	(23.2)%

Total income tax expense	$(493)	$(173)	$(320)	*N/M

*N/M – Not meaningful

Current income tax expense increased $365,000 for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015. The increase is primarily attributable to an increase in net income of Parkway Houston’s TRS. Deferred income tax expense decreased $45,000 for the three months ended March 31, 2016, as compared to the three months ended March 31, 2015.

Comparison of the year ended December 31, 2015 to the year ended December 31, 2014.

Net loss attributable to Parkway Houston was $15.8 million and $23.1 million for the years ended December 31, 2015 and 2014, respectively. The decrease in net loss attributable to Parkway Houston in the amount of $7.3 million for the year ended December 31, 2015, as compared to the year ended December 31, 2014, is primarily attributable to an increase in operating income, partially offset by an increase in income tax expenses.

Income from Office Properties. Income from office properties decreased $14.7 million, or 11.9%, during the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a tenant move out at CityWestPlace during the first half of 2015.

Sale of Condominium Units. Income from the sale of condominium units decreased $5.5 million during the year ended December 31, 2015, compared to the year ended December 31, 2014, primarily due to a decrease in the sale of condominium units partially as a result of a decrease in the number of remaining condominium units available for sale.

Cost of Sales – Condominium Units. Cost of sales decreased $2.1 million during the year ended December 31, 2015, compared to the year ended December 31, 2015, primarily due to the decrease in the sale of condominium units during the period.

Property Operating Expenses. Property operating expenses decreased $9.5 million, or 17.3%, during the year ended December 31, 2015, compared to the year ended December 31, 2014, primarily due to cost savings related to a tenant move out at CityWestPlace during the first half of 2015.

Management Company Income and Expenses. Management company income decreased $14.1 million, or 58.7%, during the year ended December 31, 2015, compared to the year ended December 31, 2014, primarily due to the termination of certain Eola Capital management contracts. Management company expenses decreased $17.7 million, or 65.4%, during the year ended December 31, 2015 compared to the year ended December 31, 2014, and is primarily due to a decrease in salary expense associated with personnel formerly employed at assets for which the related management contracts have been terminated and a decrease in amortization of management contract intangibles, net.

Depreciation and Amortization. Depreciation and amortization expense attributable to office properties decreased $8.4 million, or 13.2%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a decrease in amortization expense of in-place leases, partially offset by an increase in depreciation expense associated with tenant improvements.

Impairment Loss on Management Contracts. During the year ended December 31, 2014, Parkway Houston recorded a $4.8 million pre-tax non-cash impairment loss related to certain Eola Capital management contracts. Parkway Houston did not record any impairment losses on management contracts during the year ended December 31, 2015.

General and Administrative. General and administrative expense decreased $581,000, or 8.4%, for the year ended December 31, 2015, compared to the year ended December 31, 2014, and is primarily due to a decrease in allocated general and administrative expenses, largely related to share-based compensation expense for equity based awards issued by Parkway to its directors and officers.

Interest Expense. Interest expense decreased $164,000, or 1.0%, for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Income Taxes. The analysis below includes changes attributable to income tax benefit (expense) for the years ended December 31, 2015 and 2014 (in thousands):

	Year Ended December 31,
	2015	2014	$ Change	% Change
Income tax expense – current	$(1,272)	$(4,583)	$3,311	(72.2)%
Income tax (expense) benefit – deferred	(363)	4,763	(5,126)	*N/M

Total income tax (expense) benefit	$(1,635)	$180	$(1,815)	*N/M

*N/M – Not meaningful

Current income tax expense decreased $3.3 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. The decrease is primarily attributable to the decrease of income from the sale of Murano residential condominium units. Deferred income tax benefit decreased $5.1 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. The decrease is primarily attributable to the book to tax differences related to the impairment loss associated with certain Eola Capital management contracts and the reversal of a valuation allowance on the deferred tax assets in 2014.

Comparison of the year ended December 31, 2014 to the year ended December 31, 2013.

Net loss attributable to Parkway Houston was $23.1 million and $12.4 million for the years ended December 31, 2014 and 2013, respectively. The increase in net loss attributable to Parkway Houston in the amount of $10.7 million for the year ended December 31, 2014, as compared to the year ended December 31, 2013, is primarily attributable to an increase in interest expense associated with mortgage debt assumed on CityWestPlace and San Felipe Plaza from Parkway’s merger transactions with TPGI in December 2013 (such transactions, the “TPGI Mergers”) and a decrease in interest and other income, partially offset by a decrease in operating loss.

Income from Office Properties. Income from office properties increased $102.2 million during the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the December 2013 acquisitions of CityWestPlace and San Felipe Plaza in connection with the TPGI Mergers.

Property Operating Expenses. Property operating expenses increased $45.7 million during the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the December 2013 acquisitions of CityWestPlace and San Felipe Plaza in connection with the TPGI Mergers.

Sale of Condominium Units. Parkway Houston recognized $16.5 million in income from the sale of condominium units during the year ended December 31, 2014. Parkway Houston acquired such condominium units in connection with the TPGI Mergers and accordingly had no income to report for such sales for the year ended December 31, 2013.

Cost of Sales – Condominium Units. Cost of sales increased $13.2 million during the year ended December 31, 2014, compared to the year ended December 31, 2013, due to the sale of condominium units during the period.

Management Company Income and Expenses. Management company income increased $6.4 million during the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the addition of management contracts in connection with the TPGI Mergers. Management company expenses increased $3.4 million during the year ended December 31, 2014 compared to the year ended December 31, 2013, and is primarily due to the addition of a management contract in connection with the TPGI Mergers and the associated increase in personnel costs.

Depreciation and Amortization. Depreciation and amortization expense attributable to office properties increased $53.5 million for the year ended December 31, 2014 compared to the year ended December 31, 2013. The primary reason for the increase is the December 2013 acquisitions of CityWestPlace and San Felipe Plaza in connection with the TPGI Mergers, which were owned for a full year during 2014.

Impairment Loss on Management Contracts. During the year ended December 31, 2014, Parkway Houston recorded a $4.8 million pre-tax non-cash impairment loss related to certain Eola Capital management contracts.

General and Administrative. General and administrative expense decreased $350,000 for the year ended December 31, 2014 compared to the year ended December 31, 2013. The decrease is primarily due to an increase in allocated general and administrative expenses attributable to acquisition costs in connection with the TPGI Mergers that were recognized in 2013.

Interest Expense. Interest expense, including amortization of deferred financing costs, increased $13.0 million for the year ended December 31, 2014 compared to the year ended December 31, 2013, due primarily to an increase in mortgage interest associated with mortgage debt assumed on CityWestPlace and San Felipe Plaza in connection with the TPGI Mergers, partially offset by amortization of premiums on mortgage debt.

Income Taxes. The analysis below includes changes attributable to income tax benefit (expense) for the years ended December 31, 2014 and 2013 (in thousands):

	Year Ended December 31,
	2014	2013	$ Change	% Change
Income tax expense – current	$(4,583)	$(684)	$(3,899)	*N/M
Income tax benefit – deferred	4,763	1,960	2,803	*N/M

Total income tax benefit	$180	$1,276	$(1,096)	(85.9)%

*N/M – Not meaningful

Current income tax expense increased $3.9 million for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase is primarily attributable to an increase in income from Parkway Houston’s TRS and additional state taxes associated with additional properties that Parkway had in Pennsylvania and Texas as a result of the TPGI Mergers. Deferred income tax benefit increased $2.8 million for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase is primarily attributable to the book to tax differences related to the impairment loss associated with certain Eola Capital management contracts and the reversal of a valuation allowance on the deferred tax assets in 2014.

Liquidity and Capital Resources

Cash Flows

Cash and cash equivalents were $11.9 million and $12.0 million at March 31, 2016 and December 31, 2015, respectively. Cash flows used in operating activities for the three months ended March 31, 2016 and 2015 were $5.5 million and $10.3 million, respectively. The decrease in cash flows used in operating activities of $4.8 million is primarily attributable to timing of receipt of revenues and payment of expenses.

Cash used in investing activities was $3.6 million and $5.5 million for the three months ended March 31, 2016 and 2015, respectively. The decrease in cash used in investing activities of $1.9 million is due to a decrease in improvements to real estate.

Cash provided by financing activities was $9.1 million and $18.2 million for the three months ended March 31, 2016 and 2015, respectively. The decrease in cash provided by financing activities of $9.1 million is primarily attributable to a decrease in Parkway investment, net, and an increase in principal payments on mortgage notes payable.

Cash and cash equivalents were $12.0 million and $8.0 million at December 31, 2015 and 2014, respectively. Cash flows provided by operating activities for the years ended December 31, 2015 and 2014 were $12.9 million and $3.2 million, respectively. The increase in cash flows from operating activities of $9.7 million is primarily attributable to timing of receipt of revenues and payment of expenses.

Cash used in investing activities was $46.4 million and $4.4 million for the years ended December 31, 2015 and 2014, respectively. The increase in cash used in investing activities of $42.0 million is primarily due to an increase in improvements to real estate.

Cash provided by financing activities was $37.5 million for the year ended December 31, 2015. Cash used in financing activities was $1.3 million for the year ended December 31, 2014. The increase in cash provided by (used in) financing activities of $38.8 million is primarily attributable to an increase in Parkway investment, net and a decrease in distributions to noncontrolling interests in Parkway Houston’s residential condominium project, offset by an increase in principal payments on mortgage notes payable.

Mortgage Notes Payable

At March 31, 2016, Parkway Houston had $394.1 million in mortgage notes payable secured by office properties, including unamortized net premiums on debt acquired of $5.0 million and unamortized debt issuance costs of $295,000, with a weighted average interest rate of 5.1%.

The table below presents the principal payments due and weighted average interest rates for total mortgage notes payable at March 31, 2016 (dollars in thousands).

	Weighted Average Interest Rate	Total Mortgage Maturities	Balloon Payments	Principal Amortization
Schedule of Mortgage Maturities by Years:
2016(1)	6.1%	$118,113	$113,604	$4,509
2017	4.5%	5,670	—	5,670
2018	4.8%	108,166	102,402	5,764
2019	4.4%	4,138	—	4,138
2020	5.0%	85,602	82,949	2,653
Thereafter	3.9%	67,770	62,193	5,577

Total principal maturities		389,459	$361,148	$28,311

Unamortized debt issuance costs, net	N/A	(295)
Fair value premiums on mortgage debt acquired, net	N/A	4,972

Total mortgage notes payable, net	5.1%	$394,136

Fair value at March 31, 2016		$396,909

(1)	Includes the $114.0 million mortgage debt secured by CityWestPlace I & II that Parkway paid in full on April 6, 2016.

At December 31, 2015, Parkway Houston had $396.9 million in mortgage notes payable secured by office assets, including unamortized net premiums on debt acquired of $6.0 million and unamortized debt issuance costs of $306,000, with a weighted average interest rate of 5.1%.

The table below presents the principal payments due and weighted average interest rates for total mortgage notes payable, at December 31, 2015 (dollars in thousands).

	Weighted Average Interest Rate	Total Mortgage Maturities	Balloon Payments	Principal Amortization
Schedule of Mortgage Maturities by Years:
2016(1)	6.1%	$119,879	$113,604	$6,275
2017	4.5%	5,670	—	5,670
2018	4.8%	108,166	102,402	5,764
2019	4.4%	4,138	—	4,138
2020	5.0%	85,602	82,949	2,653
Thereafter	3.9%	67,771	62,193	5,578

Total principal maturities		391,226	$361,148	$30,078

Unamortized debt issuance costs, net	N/A	(306)
Fair value premiums on mortgage debt acquired, net	N/A	5,981

Total mortgage notes payable, net	5.1%	$396,901

Fair value at December 31, 2015		$394,267

(1)	Includes the $114.0 million mortgage debt secured by CityWestPlace I & II that was paid by Parkway on April 6, 2016.

Contractual Obligations

Parkway Houston has contractual obligations including mortgage notes payable and lease obligations. The table below presents total payments due under specified contractual obligations by year through maturity at March 31, 2016 (in thousands):

	Payments Due By Period
Contractual Obligations	2016 (2)	2017	2018	2019	2020	Thereafter	Total
Long-term debt principal and interest payments (1)	$129,936	$18,049	$120,283	$11,139	$89,319	$73,440	$442,166
Purchase obligations (tenant improvements and lease commissions)	7,288	16	10	—	—	—	7,314

Total	$137,224	$18,065	$120,293	$11,139	$89,319	$73,440	$449,480

(1)	Variable interest payments are calculated using the rate at March 31, 2016.
(2)	Includes the $114.0 million mortgage debt secured by CityWestPlace I & II that was paid by Parkway on April 6, 2016.

The amounts presented above for long-term debt include principal and interest payments. The amounts presented for purchase obligations represent the remaining tenant improvement allowances and lease commissions for leases in place at March 31, 2016.

The table below presents total payments due under specified contractual obligations by year through maturity at December 31, 2015 (in thousands):

	Payments Due By Period
Contractual Obligations	2016 (2)	2017	2018	2019	2020	Thereafter	Total
Long-term debt principal and interest payments (1)	$136,661	$18,049	$120,283	$11,139	$89,319	$73,440	$448,891
Purchase obligations (tenant improvements and lease commissions)	10,885	16	10	—	—	—	10,911

Total	$147,546	$18,065	$120,293	$11,139	$89,319	$73,440	$459,802

(1)	Variable interest payments are calculated using the rate at December 31, 2015.
(2)	Includes the $114.0 million mortgage debt secured by CityWestPlace I & II that was paid by Parkway on April 6, 2016.

The amounts presented above for long-term debt include principal and interest payments. The amounts presented for purchase obligations represent the remaining tenant improvement allowances and lease commissions for leases in place at December 31, 2015.

Capital Expenditures

During the three months ended March 31, 2016, Parkway Houston incurred approximately $2.4 million, $1.6 million, and $3.0 million in building improvements, tenant improvements, and leasing commissions, respectively. All such improvements were financed with cash flow from the properties, capital expenditure escrow accounts and Parkway contributions.

During the year ended December 31, 2015, Parkway Houston incurred approximately $11.8 million, $36.3 million, and $8.6 million in building improvements, tenant improvements, and leasing commissions, respectively. All such improvements were financed with cash flow from the properties, capital expenditure escrow accounts and Parkway contributions.

Non-GAAP Financial Measures

Funds From Operations (FFO)

Parkway Houston’s management believes that FFO is an appropriate measure of performance for a REIT and computes this measure in accordance with the NAREIT definition of FFO (including any guidance that NAREIT releases with respect to the definition). FFO is defined by NAREIT as net income (computed in accordance with GAAP), reduced by preferred dividends, excluding gains or losses from sale of previously depreciable real estate assets, impairment charges related to depreciable real estate under GAAP, plus depreciation and amortization related to depreciable real estate. Further, Parkway Houston does not adjust FFO to eliminate the effects of non-recurring charges. Parkway Houston believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. Parkway Houston believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of REITs by the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Parkway Houston may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. FFO does not represent cash generated from operating activities in accordance with GAAP and is not an indication of cash available to fund cash needs. FFO should not be considered an alternative to net income as an indicator of Parkway Houston’s operating performance or as an alternative to cash flow as a measure of liquidity.

The following table reconciles net loss attributable to Parkway Houston to FFO for the three months ended March 31, 2016 and 2015, and for the years ended December 31, 2015, 2014, and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465

FFO	$10,097	$8,267	$39,788	$40,961	$(1,904)

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

Parkway Houston believes that using EBITDA as a non-GAAP financial measure helps investors and its management analyze its ability to service debt and pay cash distributions. Parkway Houston defines EBITDA as net loss attributable to Parkway Houston before interest expense, income tax expense (benefit) and depreciation and amortization.

The following table reconciles net loss attributable to Parkway Houston to EBITDA for the three months ended March 31, 2016 and 2015, and for the years ended December 31, 2015, 2014, and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)
Interest expense	3,953	4,045	16,088	16,252	3,296
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465
Income tax expense (benefit)	493	173	1,635	(180)	(1,276)

EBITDA	$14,543	$12,485	$57,511	$57,033	$116

Net Operating Income (NOI)

Parkway Houston defines NOI as income from office properties less property operating expenses. Parkway Houston considers NOI to be a useful performance measure to investors and management because it reflects the revenues and expenses directly associated with owning and operating its properties and the impact to operations from trends in occupancy rates, rental rates and operating costs not otherwise reflected in net income.

The following table reconciles net loss attributable to Parkway Houston to NOI for the three months ended March 31, 2016 and 2015 and for the years ended December 31, 2015, 2014, and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,268)	$(4,970)	$(15,782)	$(23,051)	$(12,369)
Interest expense	3,953	4,045	16,088	16,252	3,296
Depreciation and amortization	11,365	13,237	55,570	64,012	10,465
Management company expenses	781	2,785	9,362	27,038	23,638
Income tax expense (benefit)	493	173	1,635	(180)	(1,276)
General and administrative	1,632	1,631	6,336	6,917	7,267
Sale of condominium units	—	(4)	(11,063)	(16,554)	—
Cost of sales - condominium units	—	202	11,120	13,199	14
Net income (loss) attributable to noncontrolling interests	—	(7)	(7)	148	—
Impairment loss on management contracts	—	—	—	4,750	—
Management company income	(1,305)	(2,679)	(9,891)	(23,971)	(17,526)
Interest and other income	(61)	(61)	(246)	(244)	(1,663)

NOI	$15,590	$14,352	$63,122	$68,316	$11,846

Leasing Activity

For the year ended 2015, six leases were renewed totaling 52,000 rentable square feet at an average annual rental rate per square foot of $37.73 and at an average cost of $5.76 per square foot per year of the lease term. Leases totaling 109,000 rentable square feet were not renewed.

For the year ended 2015, three expansion leases were signed totaling 5,000 rentable square feet at an average annual rental rate per square foot of $42.25 and at an average cost of $9.11 per square foot per year of the lease term.

For the year ended 2015, 10 new leases were signed totaling 42,000 rentable square feet at an average annual rental rate per square foot of $41.34 and at an average cost of $7.43 per square foot per year of the term.

During the first quarter of 2016, three leases were renewed totaling 58,000 rentable square feet at an average annual rental rate per square foot of $32.32 and at an average cost of $6.28 per square foot per year of the lease term. Leases totaling 308,000 rentable square feet were not renewed.

During the first quarter of 2016, one expansion lease was signed totaling 591 rentable square feet at an average annual rental rate per square foot of $38.19 and at an average cost of $9.81 per square foot per year of the lease term.

During the first quarter of 2016, two new leases were signed totaling 11,000 rentable square feet at an average annual rental rate per square foot of $43.16 and at an average cost of $9.76 per square foot per year of the term.

COUSINS HOUSTON

Critical Accounting Policies

Cousins Houston’s financial statements are prepared in accordance with GAAP, as outlined in the FASB’s Accounting Standards Codification (“ASC”), and the notes to the combined financial statements include a summary of the significant accounting policies. The preparation of financial statements in accordance with GAAP requires the use of certain estimates, a change in which could materially affect revenues, expenses, assets, or liabilities. Some of Cousins Houston’s accounting policies are considered to be critical accounting policies, which are policies that are both important to the portrayal of Cousins Houston’s financial condition, results of operations and cash flows, and policies that also require significant judgment or complex estimation processes. Cousins Houston’s critical accounting policies are as follows:

Operating Property Acquisitions

Upon acquisition of an operating property, Cousins Houston records the acquired tangible and intangible assets and assumed liabilities at fair value at the acquisition date. Fair value is based on estimated cash flow projections that utilize available market information and discount and/or capitalization rates as appropriate. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The acquired assets and assumed liabilities for an acquired operating property generally include, but are not limited to: land, buildings, and identified tangible and intangible assets and liabilities associated with in-place leases, including tenant improvements, leasing costs, value of above-market and below-market leases, and value of acquired in-place leases.

The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings, tenant improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information.

The fair value of the above-market or below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. In-place leases at acquired properties are reviewed at the time of acquisition to determine if contractual rents are above or below current market rents for the acquired property, and an identifiable intangible asset or liability is recorded if there is an above-market or below-market lease.

The fair value of acquired, in-place leases, is derived based on Cousins Houston’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. This fair value is based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases; (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period; and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period. Factors considered in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, such as real estate taxes, insurance, and other operating expenses, current market conditions, and costs to execute similar leases, such as leasing commissions, legal, and other related expenses.

The amounts recorded for above-market and in-place leases are included in intangible assets on the balance sheets, and the amounts for below-market leases are included in intangible liabilities on the balance sheets. These amounts are amortized on a straight-line basis as an adjustment to rental income over the remaining term of the applicable leases.

The determination of the fair value of the acquired tangible and intangible assets and assumed liabilities of operating property acquisitions requires significant judgments and assumptions about the numerous inputs discussed above. The use of different assumptions in these fair value calculations could significantly affect the reported amounts of the allocation of the acquisition related assets and liabilities and the related amortization and depreciation expense recorded for such assets and liabilities. In addition, since the values of above-market and below-market leases are amortized as either a reduction or increase to rental income, respectively, the judgments for these intangibles could have a significant impact on reported rental revenues and results of operations.

Depreciation and Amortization

Cousins Houston depreciates or amortizes operating real estate assets over their estimated useful lives using the straight-line method of depreciation. Cousins Houston uses judgment when estimating the life of real estate assets and when allocating certain indirect project costs to projects under development. Historical data, comparable properties, and replacement costs are some of the factors considered in determining useful lives and cost allocations. The use of different assumptions for the estimated useful life of assets or cost allocations could significantly affect depreciation and amortization expense and the carrying amount of its real estate assets.

Impairment

Cousins Houston reviews its real estate assets on a property-by-property basis for impairment. The first step in this process is for Cousins Houston to use judgment to determine whether an asset is considered to be held and used or held for sale, in accordance with accounting guidance. In order to be considered a real estate asset held for sale, Cousins Houston must, among other things, have the authority to commit to a plan to sell the asset in its current condition, have commenced the plan to sell the asset, and have determined that it is probable that the asset will sell within one year. If Cousins Houston determines that an asset is held for sale, it must record an impairment loss if the fair value less costs to sell is less than the carrying amount. All real estate assets not meeting the held for sale criteria are considered to be held and used.

In the impairment analysis for assets held and used, Cousins Houston must use judgment to determine whether there are indicators of impairment. These indicators could include a decline in a property’s leasing percentage, a current period operating loss or negative cash flows combined with a history of losses at the property, a decline in lease rates for that property or others in the property’s market, or an adverse change in the financial condition of significant tenants.

If Cousins Houston determines that an asset that is held and used has indicators of impairment, Cousins Houston must determine whether the undiscounted cash flows associated with the asset exceed the carrying amount of the asset. If the undiscounted cash flows are less than the carrying amount of the asset, Cousins Houston must reduce the carrying amount of the asset to fair value.

In calculating the undiscounted net cash flows of an asset, Cousins Houston must estimate a number of inputs, including future rental rates, expenditures for future leases, future operating expenses, and market capitalization rates for residual values, among other things. In addition, if there are alternative strategies for the future use of the asset, Cousins Houston must assess the probability of each alternative strategy and perform a probability-weighted undiscounted cash flow analysis to assess the recoverability of the asset. Cousins Houston must use considerable judgment in determining the alternative strategies and in assessing the probability of each strategy selected.

In determining the fair value of an asset, Cousins Houston exercises judgment on a number of factors. Cousins Houston may determine fair value by using a discounted cash flow calculation or by utilizing comparable market information. Cousins Houston must determine an appropriate discount rate to apply to the cash flows in the discounted cash flow calculation. Cousins Houston must use judgment in analyzing comparable market information because no two real estate assets are identical in location and price.

The estimates and judgments used in the impairment process are highly subjective and susceptible to frequent change. If Cousins Houston determines that an asset is held and used, the results of operations could be materially different than if Cousins Houston determines that an asset is held for sale. Different assumptions used in the calculation of undiscounted net cash flows of a project, including the assumptions associated with alternative strategies and the probabilities associated with alternative strategies, could cause a material impairment loss to be recognized when no impairment is otherwise warranted. Cousins Houston’s assumptions about the discount rate used in a discounted cash flow estimate of fair value and its judgment with respect to market information could materially affect the decision to record impairment losses or, if required, the amount of the impairment losses.

Valuation of Receivables

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Cousins Houston reviews its receivables regularly for potential collection problems in computing the allowance to record against its receivables. This review requires Cousins Houston to make certain judgments regarding collectability, notwithstanding the fact that ultimate collections are inherently difficult to predict. Economic conditions fluctuate over time, and Cousins Houston has tenants in many different industries which experience changes in economic health, making collectability prediction difficult. Therefore, certain receivables currently deemed collectible could become uncollectible, and those reserved could ultimately be collected. A change in judgments made could result in an adjustment to the allowance for doubtful accounts with a corresponding effect on net income.

Recoveries from Tenants

Recoveries from tenants for operating expenses are determined on a calendar year and on a lease-by-lease basis. The most common types of cost reimbursements in Cousins Houston’s leases are utility expenses, building operating expenses, real estate taxes and insurance, for which the tenant pays its pro rata share in excess of a base year amount, if applicable. The computation of these amounts is complex and involves numerous judgments, including the interpretation of lease terms and other tenant lease provisions. Leases are not uniform in dealing with such cost reimbursements and there are many variations in the computation. Cousins Houston accrues income related to these payments each month. Cousins Houston makes monthly accrual adjustments, positive or negative, to recorded amounts to its best estimate of the annual amounts to be billed and collected with respect to the cost reimbursements. After the end of the calendar year, Cousins Houston computes each tenant’s final cost reimbursements and, after considering amounts paid by the tenant during the year, issues a bill or credit for the appropriate amount to the tenant. The differences between the amounts billed less previously received payments and the accrual adjustments are recorded as increases or decreases to revenues when the final bills are prepared, which occurs during the first half of the subsequent year.

Discussion of New Accounting Pronouncements

In 2015, the FASB voted to defer ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” Under the new guidance, companies will recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service. This new guidance could result in different amounts of revenue being recognized and could result in revenue being recognized in different reporting periods than under the current guidance. The standard specifically excludes revenue associated with lease contracts. The guidance is effective for periods beginning after December 15, 2017, with early adoption permitted for periods beginning after December 15, 2016. New Parkway expects to adopt this guidance effective January 1, 2018, and Cousins is currently assessing the potential impact of adopting the new guidance.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which amends the existing standards for lease accounting by requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting and reporting. The new standard will require lessees to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months, and classify such leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method (finance leases) or on a straight-line basis over the term of the lease (operating leases). Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes previous leasing standards. The guidance is effective for the fiscal years beginning after December 15, 2018 with early adoption permitted. Cousins is currently assessing the potential impact of adopting the new guidance.

The following discussion and analysis should be read in conjunction with the selected financial data and the combined financial statements and notes.

Results of Operations

Comparison of the three months ended March 31, 2016 compared to the three months ended March 31, 2015.

General and Administrative Expenses. General and administrative expenses increased $1.9 million for the three months ended March 31, 2016 compared to the three months ended March 31, 2015, primarily as a result of an increase in long-term incentive compensation expense incurred by Cousins and allocated to Cousins Houston.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased $2.2 million, or 12.3%, related to lease expirations and extensions of useful lives of tenant assets as a result of lease modifications at Greenway Plaza.

Comparison of the year ended December 31, 2015 compared to the year ended December 31, 2014.

Rental Property Revenues. Rental property revenues decreased $6.6 million, or 3.6%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a decrease in occupancy at Greenway Plaza.

Rental Property Operating Expenses. Rental property operating expenses decreased $5.5 million, or 6.9%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a decrease in real estate taxes coupled with the decrease in occupancy at Greenway Plaza.

General and Administrative expenses. General and administrative expenses decreased $1.0 million between the 2014 and 2015 reporting periods, primarily as a result of a decrease in long-term incentive compensation expense incurred by Cousins and allocated to Cousins Houston.

Depreciation and Amortization Expense. Depreciation and amortization decreased $14.0 million, or 18.0%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a decrease in occupancy at Greenway Plaza and decreases related to extensions of useful lives of certain tenant assets as a result of lease modifications at Greenway Plaza.

Comparison of the year ended December 31, 2014 to the period from February 7, 2013 (date of inception) to December 31, 2013.

Operations for Cousins Houston commenced with the acquisition of Post Oak Central on February 7, 2013 and the 2013 results include the operations of Greenway Plaza from September 9, 2013 through December 31, 2013. These two properties were owned for all of 2014 resulting in an increase in revenues and expenses between the periods. Conversely, acquisition and related costs decreased $3.9 million between the periods as a result of the 2013 acquisitions.

Interest expense increased $5.5 million between the 2013 and 2014 periods as a result of the closing of the Post Oak Central mortgage loan in September 2013.

Liquidity and Capital Resources

Cash Flows

Cash and cash equivalents were $1.4 million and $109,000 at March 31, 2016 and December 31, 2015, respectively. The following table summarizes the changes in cash flows for the three months ended March 31, 2016 and 2015 (in thousands):

	Three Months Ended March 31,
	2016	2015	Increase/ (Decrease)
Net cash provided by (used in) operating activities	$(6,241)	$468	$(6,709)
Net cash used in investing activities	(8,737)	(15,318)	6,581
Net cash provided by financing activities	16,231	14,166	2,065

Cash flows from operating activities decreased $6.7 million between the periods. This decrease is due to a decrease in net cash generated from property operations primarily as a result of an increase in real estate taxes paid.

Cash flows used in investing activities decreased $6.6 million between the periods due to a decrease in property improvements and tenant asset expenditures.

Cash flows provided by financing activities increased $2.1 million between the periods due to an increase in contributions, net from Cousins to fund the increase in cash used for operating activities.

Cash and cash equivalents were $109,000, $684,000 and $0 at December 31, 2015, 2014 and 2013, respectively. The following table summarizes the changes in cash flows for the periods presented (in thousands):

	Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,	2015 to 2014	2014 to 2013
	2015	2014	2013	Change	Change
Net cash provided by operating activities	$76,395	$80,220	$41,770	$(3,825)	$38,450
Net cash used in investing activities	(55,085)	(37,478)	(1,164,245)	(17,607)	1,126,767
Net cash provided by (used in) financing activities	(21,885)	(42,058)	1,122,475	20,173	(1,164,533)

Cash flows from operating activities decreased $3.8 million between the 2015 and 2014 periods primarily due to the timing of operating cash receipts and payments, and a decrease in net cash received from property operations as a result of decreased occupancy at Greenway Plaza. Cash flows from operating activities increased $38.5 million between the 2014 and 2013 periods due to the property acquisitions in 2013.

Cash flows used in investing activities increased $17.6 million between the 2015 and 2014 periods due to an increase in property improvements and tenant asset expenditures. Cash flows used in investing activities decreased $1.1 billion between the 2014 and 2013 periods from the property acquisitions in 2013.

Cash flows used in financing activities decreased $20.2 million between the 2015 and 2014 periods due to a decrease in net distributions to Cousins. This decrease was primarily due to the increase in cash used for building improvement and tenant asset expenditures. Cash flows provided by financing activities decreased $1.2 billion between the 2014 and 2013 periods due to the following:

•	decrease in contributions by Cousins, net of $974.3 million as a result of the property acquisitions in 2013; and

•	decrease of $188.8 million in proceeds from note payable due to the closing of the Post Oak Central mortgage loan in 2013.

Contractual Obligations and Commitments

Cousins Houston was subject to the following contractual obligations and commitments at March 31, 2016 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations:
Debt:
Mortgage notes payable	$180,912	$3,522	$7,509	$169,881	$—
Interest commitments	33,707	7,639	14,812	11,256
Operating leases	70	36	34	—	—

Total contractual obligations	$214,689	$11,197	$22,355	$181,137	$—

Commitments:
Unfunded tenant improvements	$53,463	$38,020	$5,158	$10,285	$—

Total commitments	$53,463	$38,020	$5,158	$10,285	$—

Cousins Houston was subject to the following contractual obligations and commitments at December 31, 2015 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations:
Debt:
Mortgage notes payable	$181,770	$3,485	$7,430	$170,855	$—
Interest commitments	35,639	7,676	14,891	13,072
Operating leases	70	36	34	—	—

Total contractual obligations	$217,479	$11,197	$22,355	$183,927	$—

Commitments:
Unfunded tenant improvements	$60,668	$29,132	$16,093	$15,443	$—

Total commitments	$60,668	$29,132	$16,093	$15,443	$—

In addition, Cousins Houston has several standing or renewable service contracts mainly related to the operation of the buildings. These contracts are in the ordinary course of business and are generally one year or less. These contracts are not included in the above tables and are generally reimbursed in whole or in part by tenants.

Capital Expenditures

	For the Three Months Ended March 31,
	2016	2015
Operating properties—leasing costs	$5,925	$10,979
Operating properties—building improvements	2,648	2,780
Accrued capital expenditures adjustment	164	1,559

Total property improvements and tenant asset expenditures	$8,737	$15,318

Capital expenditures decreased in 2016 mainly due to decreased capitalized leasing costs. Capitalized leasing costs, which include tenant improvements, leasing costs and related capitalized personnel costs, are a function of the number and size of newly executed leases or renewals of existing leases. The amounts of tenant improvement and leasing costs on a per square foot basis for the three months ended March 31, 2016 were as follows:

For the Three Months Ended March 31, 2016
New leases	$5.85
Renewed leases	$3.21
Expansion leases	$7.18

Components of costs included in this line item for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 are as follows (in thousands):

	Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2015	2014	2013
Operating properties—leasing costs	$37,109	$26,628	$14,316
Operating properties—building improvements	17,762	10,119	3,163
Accrued capital expenditures adjustment	214	731	(1,622)

Total property improvements and tenant asset expenditures	$55,085	$37,478	$15,857

Capital expenditures increased in 2015 mainly due to increased capitalized leasing costs and building improvement expenditures. The amounts of tenant improvement and leasing costs on a per square foot basis for the year ended December 31, 2015 were as follows:

Amount
New leases	$6.02
Renewed leases	$4.38
Expansion leases	$4.09

The amounts of tenant improvement and leasing costs vary by lease and by market. Given the level of expected leasing and renewal activity, management expects tenant improvement and leasing costs in the immediate future to remain consistent.

Non-GAAP Financial Measures

Funds From Operations (FFO)

Cousins Houston’s management believes that FFO is an appropriate measure of performance for a REIT and computes this measure in accordance with the NAREIT definition of FFO (including any guidance that NAREIT releases with respect to the definition). FFO is defined by NAREIT as net income (computed in accordance with GAAP), reduced by preferred dividends, excluding gains or losses from sale of previously depreciable real estate assets, impairment charges related to depreciable real estate under GAAP, plus depreciation and amortization related to depreciable real estate. Further, Cousins Houston does not adjust FFO to eliminate the effects of non-recurring charges. Cousins Houston believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. Cousins Houston believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of REITs by the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Cousins Houston may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. FFO does not represent cash generated from operating activities in accordance with GAAP and is not an indication of cash available to fund cash needs. FFO should not be considered an alternative to net income as an indicator of Cousins Houston’s operating performance or as an alternative to cash flow as a measure of liquidity.

The following table reconciles net income to FFO for Cousins Houston for the three months ended March 31, 2016 and 2015, the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
Net income	$4,950	$4,259	$25,621	$11,708	$1,533
Depreciation and amortization	15,428	17,586	63,791	77,760	29,146

FFO	$20,378	$21,845	$89,412	$89,468	$30,679

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

Cousins Houston believes that using EBITDA as a non-GAAP financial measure helps investors and Cousin Houston’s management analyze its ability to service debt and pay cash distributions. Cousins Houston defines EBITDA as net income before interest expense and depreciation and amortization.

The following table reconciles net income to EBITDA of Cousins Houston for the three months ended March 31, 2016 and 2015, for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
Net income	$4,950	$4,259	$25,621	$11,708	$1,533
Depreciation and amortization	15,428	17,586	63,791	77,760	29,146
Interest expense	1,974	2,010	7,988	8,127	2,618

EBITDA	$22,352	$23,855	$97,400	$97,595	$33,297

Net Operating Income (NOI)

Cousins Houston defines NOI as income from office properties less property operating expenses. Cousins Houston considers NOI to be a useful performance measure to investors and management because it reflects the revenues and expenses directly associated with owning and operating Cousins Houston’s properties and the impact to operations from trends in occupancy rates, rental rates and operating costs not otherwise reflected in net income.

The following table reconciles net income to NOI of Cousins Houston for the three months ended March 31, 2016 and 2015, for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
Net income	$4,950	$4,259	$25,621	$11,708	$1,533
Other income	(186)	(79)	—	(31)	(11)
General and administrative expenses	3,177	1,322	6,328	7,347	3,793
Depreciation and amortization	15,428	17,586	63,791	77,760	29,146
Interest expense	1,974	2,010	7,988	8,127	2,618
Acquisition and related expenses	—	—	—	—	3,858

NOI	$25,343	$25,098	$103,728	$104,911	$40,937

Leasing Activity

In the three months ended March 31, 2016, Cousins Houston leased or renewed approximately 74,000 square feet of office space. Net effective rent, representing base rent less operating expense reimbursements and leasing costs, for new or renewed non-amenity leases with terms greater than one year was $11.59 per square foot for the first quarter 2016. Cash basis net effective rent per square foot increased 11.94% in the first quarter of 2016 on spaces that have been previously occupied. Cash basis net effective rent represents net rent at the end of the term paid by the prior tenant compared to the net rent at the beginning of the term paid by the current tenant. During the three months ended March 31, 2016, we had 65,000 square feet of office space under leases that expired and were not renewed.

In 2015, Cousins Houston leased or renewed approximately 1.3 million square feet of office space. Net effective rent, representing base rent less operating expense reimbursements and leasing costs, for new or renewed non-amenity leases with terms greater than one year was $15.90 per square foot for the year ended December 31, 2015. Cash basis net effective rent per square foot increased 32.52% during 2015 on spaces that have been previously occupied. Cash basis net effective rent represents net rent at the end of the term paid by the prior tenant compared to the net rent at the beginning of the term paid by the current tenant. During 2015, we had 356,000 square feet of office space under leases that expired and were not renewed.

BUSINESS AND PROPERTIES

Our Company

We will be a self-managed office REIT, engaged in the ownership, acquisition, development and leasing of Class A office assets, focused on attractive Houston, Texas submarkets. Upon completion of the Separation, our portfolio will consist of five Class A assets comprising 19 buildings and totaling approximately 8.7 million rentable square feet in the Greenway, Galleria and Westchase submarkets of Houston, providing geographic focus and significant operational scale and efficiencies. Our portfolio has proven to be resilient throughout market cycles and is occupied by a diversified customer base with strong credit profiles and limited near-term lease expirations. We believe that the creation of a geographically focused REIT with a strong balance sheet and targeted internal value-creation opportunities will generate attractive risk-adjusted returns for our stockholders while providing a platform for external growth opportunities over the longer-term.

Our mission will be to own and operate high-quality office properties located in attractive submarkets in Houston, with a primary focus on unlocking value within our existing portfolio through implementing active and creative leasing strategies, leveraging our scale to increase pricing power in lease and vendor negotiations and targeting redevelopment and asset repositioning opportunities. We plan to maintain a conservative balance sheet with low leverage and ample liquidity, which we expect will allow us to access multiple sources of capital. We believe that this strategy will support both our internal growth initiatives and our patient and disciplined approach to pursuing new investment opportunities at the appropriate time. We believe this strategy, combined with our highly experienced management team that has a successful history of operating a publicly traded REIT, significant expertise in the Houston, Texas office sector and extensive relationships with industry participants, positions us for long-term internal and external growth.

We will be self-managed and led by a dedicated and seasoned management team and a board of directors consisting of a majority of independent directors. Mr. Heistand, an industry veteran who is currently Parkway’s president and chief executive officer, will be our President and Chief Executive Officer. Mr. Lipsey, currently Parkway’s executive vice president and chief operating officer, will hold the same position at New Parkway. Messrs. Heistand and Lipsey will be joined by several members of Parkway’s current management team. Mr. Thomas, currently the chairman of Parkway’s board of directors, will serve as the non-executive chairman of our board of directors.

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year commencing on the day prior to the Distribution.

Competitive Strengths

Accomplished management team with a demonstrated track record of acquiring, operating and repositioning assets and managing a public office REIT. Our management team, led by Mr. Heistand, has extensive experience in the office real estate industry, including in the operations, leasing, acquisition and disposition of office assets through all stages of the real estate cycle, and has a proven track record of executing business strategies and delivering strong results for stockholders. Since joining Parkway in the fourth quarter of 2011 through March 31, 2016, our management team has acquired $3.9 billion of high-quality, Class A office assets and disposed of approximately $2.6 billion of non-core assets resulting in approximately $290.0 million of net gains. During this time, our management team also realized significant portfolio-wide operational improvements as evidenced by a 45.8% increase in average in-place rents and an increase in the leased percentage of the portfolio from 84.9% to 90.8%. In addition, our management team has proven its ability to be creative in unlocking value from complex transactions and to create stockholder value through targeted asset sales and strategic capital recycling. Through this experience, our management team has proven its strong execution capabilities and established relationships with industry participants.

Houston focus with local and regional expertise. We will focus initially on owning and operating office properties in Houston, Texas, which is a region we believe is well-positioned for economic recovery. We believe our position as a “pure-play” Houston real estate company allows us to have a targeted focus on property performance that otherwise could be diluted in a company with more geographically diverse holdings. Additionally, our management and property-level teams have in-depth knowledge of the Houston real estate market and an extensive network of long-standing relationships with leading local, regional and national industry participants that we believe will drive our ability to identify and capitalize on internal and external value-creation opportunities and attractive acquisition opportunities as well as identify opportunities with potential joint venture partners, as such opportunities arise from time to time, which may include preliminary conceptual discussions, prior to the closing of the Merger.

High-quality portfolio of Class-A office assets concentrated in desirable, resilient Houston submarkets. We will own five Class A assets comprising 19 buildings and totaling approximately 8.7 million square feet in the Greenway, Galleria and Westchase submarkets, which are among the most desirable submarkets in Houston. These particular submarkets have a strong track record of outperforming the overall Houston market in rental rates, occupancy and value improvement over time. They are located adjacent to many high-income residential areas and offer state-of-the-art amenities, including high-end retail, restaurants, entertainment and recreational activities. We expect to be the largest landlord in each of these submarkets, owning 72% of the Class A office inventory in Greenway, 18% in Galleria, and 17% in Westchase based on square footage as of March 31, 2016. We expect that these ownership levels will lead to pricing power in lease and vendor negotiations; the ability to attract, hire and retain superior local market leadership and leasing teams; flexibility to meet changing customer space demands; and an enhanced ability to identify and capitalize on emerging investment opportunities.

High-quality, creditworthy customer base with limited near-term lease maturities. Our diversified customer base will generally consist of high-quality and creditworthy customers. As of March 31, 2016, nearly 50% of our customers based on annual base rent had investment grade credit ratings from major credit rating agencies. In order to monitor the credit quality of our customers, our property management teams will communicate regularly with all of our customers. Further, we will receive monthly credit reports for the largest customers in our portfolio and will regularly review the financials of those customers that are in the energy industry. Further, with a weighted average remaining lease term of approximately six years as of March 31, 2016, our portfolio has limited near-term lease maturities which is expected to provide stable cash flows with minimal decline in contractual revenue over the next several years.

Flexible and conservative capital structure. We believe our flexible and conservative capital structure is expected to provide us with an advantage over many of our private and public competitors. Upon completion of the Distribution, we will have limited near-term debt maturities, approximately $150 million in cash and cash equivalents and $50 million of additional liquidity through the New Parkway Revolving Credit Facility, all of which will provide financial flexibility, support ongoing capital improvement needs and reinforce our business and growth strategies of unlocking the value in our portfolio through leasing and asset repositioning. In addition, we believe our conservative approach to balance sheet management may provide strategic benefits by providing us with enhanced access to multiple sources of attractively priced capital that may not be available to many of our competitors in Houston. We also believe that our moderate leverage and strong liquidity will enable us to take advantage of attractive redevelopment and acquisition opportunities as they rise from time to time.

Embedded growth opportunities through leasing, asset repositioning and redevelopment. Our portfolio has significant, identified embedded growth opportunities both through leasing the remaining vacancies in the portfolio and through targeted asset repositioning and redevelopment opportunities. We expect that our initial focus on one geographic location, combined with our strong balance sheet, market knowledge and customer relationships, will allow us to more successfully execute internal and external growth strategies. With our scale, we expect that we will have the ability to attract, hire and maintain a best-in-class leasing team that will help us identify opportunities early and implement aggressive and creative leasing strategies at our properties. We will also own assets that offer various pricing points within the same submarkets, giving us the flexibility to move and relocate customers within our portfolio based on their changing needs, which we expect will lead to higher customer retention. We also believe there are opportunities to add revenue-generating amenities to our assets, such as additional retail options and parking. We believe that our management team’s experience, as well as its ability to exclusively focus on our growth strategy following the Distribution will allow us to unlock the value that we expect exists in our portfolio.

Business and Growth Strategies

Maximize cash flow growth and value through proactive asset management and leasing strategies. We believe we will be well-positioned to drive growth in cash flow and maximize the value of our portfolio with proactive, creative and aggressive leasing and asset management strategies. We also expect that our substantial scale in the Greenway, Galleria and Westchase submarkets will provide us with enhanced visibility into submarket dynamics that will lead to stronger negotiating leverage with customers and vendors and will result in a potential reduction in our operating costs and improvement in NOI over time. We expect that we will also be able to leverage our broad existing customer relationships, leading market position and deep financial flexibility to attract new, high-quality customers, increase occupancy over the long-term and maximize customer retention rates at our properties.

Focus on unlocking value through repositioning and redeveloping existing properties. We expect that our management team will devote significant attention to internal value-creating investment opportunities that are intended to generate attractive growth in revenues and cash flow, enhancing the value of our portfolio. Specifically, we expect to leverage our real estate expertise to reposition and redevelop our existing properties, as well as properties that we may acquire in the future, with the objective of increasing occupancy, rental rates and risk-adjusted returns on our invested capital. As the Houston, Texas market continues to recover, our management team will seek to identify investment opportunities, that may include creating joint ventures with existing ownership interests in certain of our properties, that will create value for our stockholders, enable us to better serve our customers, be consistent with our strategic objectives and have attractive risk-return profiles.

Maintain a conservative, flexible balance sheet with adequate liquidity to fund near-term growth opportunities. We will maintain a conservative capital structure that will provide the resources and flexibility to position our company for both internal and external growth. Upon completion of the Distribution, we expect to have approximately $150 million in cash and cash equivalents and $50 million of additional liquidity through the New Parkway Revolving Credit Facility. We will focus on maintaining sufficient liquidity with minimal short-term debt maturities, allowing us to pursue value enhancement strategies within our portfolio and support acquisition activities as they may arise from time to time. Initially, we expect to maintain a mix of property-level secured indebtedness as well as corporate debt secured by a pool of assets. As the Houston market recovers, we anticipate funding additional growth opportunities through proceeds received from asset dispositions, joint ventures, the refinancing of debt or public equity offerings. We also expect to target a net debt to Adjusted EBITDA multiple of no more than 6.0x.

Pursue acquisitions with a patient, prudent approach. While our initial focus will be to unlock internal embedded growth in our existing portfolio, we intend to take advantage of current and future market dislocation in Houston to capitalize on emerging acquisition opportunities within our current submarkets as well as other Houston submarkets, if such assets meet our investment criteria. We may also acquire assets in other markets from time to time if such opportunities meet our investment criteria. However, we intend to devote the majority of our resources to sourcing opportunities within the Houston market for the foreseeable future. We believe that our management team’s in-depth market knowledge and relationships and its extensive acquisitions experience will enhance our ability to source new acquisition opportunities as they may arise from time to time. Whether we operate exclusively in Houston, or diversify our market exposure over the longer-term, our management team will use a patient, prudent and disciplined approach to investment decision-making.

Our Portfolio

Our portfolio will consist of five Class A office assets located in the Galleria, Greenway and Westchase submarkets in Houston, Texas, comprising 19 buildings and totaling approximately 8.7 million square feet. As of March 31, 2016, our portfolio had an occupancy rate of 86.0%.

The following table sets forth the occupancy rates by property for our portfolio as of March 31, 2016:

Office Property	Ownership Interest	Total Rentable Square Feet (in thousands)	Occupancy %	Weighted Average Rental Rate per Rentable Square Foot	% of Leases Expiring in 2016(1)	Year Built
Phoenix Tower	100%	630	82.1%	$17.68	4.1%	1984
CityWestPlace	100%	1,472	77.0%	22.60	5.1%	1993-2001
San Felipe Plaza	100%	980	84.7%	21.60	6.4%	1984
Greenway Plaza	100%	4,348	87.3%	16.07	3.8%	1969-1981
Post Oak Central	100%	1,280	95.0%	18.43	2.6%	1974-1980

		8,710	86.0%	$18.17	4.1%

(1)	The percentage of leases expiring in 2016 represents the ratio of square feet under leases expiring in 2016 divided by total rentable square feet.

Top 20 Customers

As of March 31, 2016, our top 20 customers (identified by industry) based on annualized rent are as follows:

Customer (identified by industry)	Expiration Date	Occupied Square Footage (in thousands)	Annualized Rental Revenue (in thousands)(1)	Percentage of Total Annualized Rental Revenue
Energy	2026	961	14,004	10.3%
Energy	2016, 2032	582	13,994	10.3%
Energy	2019	524	9,328	6.9%
Financial Services	2023	391	6,525	4.8%
Energy	2023	176	4,378	3.2%
Financial Services	2016, 2019	219	3,926	2.9%
Technology	2026	216	3,525	2.6%
Energy	2023	250	3,312	2.4%
Energy	2017, 2025	167	3,251	2.4%
Energy	2023	199	3,006	2.2%
Energy	2018	130	2,171	1.6%
Energy	2020	135	2,094	1.5%
Financial Services	2021	92	1,888	1.4%
Real Estate	2025	87	1,713	1.3%
Energy	2018, 2021	87	1,513	1.1%
Energy	2016, 2022	83	1,397	1.0%
Energy	2017	76	1,289	0.9%
Energy	2020	71	1,270	0.9%
Financial Services	2016, 2017	84	1,267	0.9%
Energy	2024	99	1,188	0.9%

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer, multiplied by 12. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

Lease Expirations

The table below sets forth lease expirations for all of our properties, assuming none of our customers exercise renewal options.

Year of Lease Expiration	Number of Leases	Occupied Square Footage of Leases (in thousands)	Percentage of Total Square Feet	Annualized Rental Revenue (in thousands)(1)	Percent of Annualized Rental Revenue Expiring	Weighted Average Expiring Rental Rate Per Square Foot
2016	77	361	4.2%	$6,669	4.9%	$18.47
2017	73	608	7.0%	10,240	7.5%	16.84
2018	55	486	5.6%	8,769	6.4%	18.04
2019	50	1,112	12.8%	20,075	14.8%	18.05
2020	56	593	6.8%	12,037	8.8%	20.30
2021	30	418	4.8%	8,158	6.0%	19.52
2022	22	328	3.8%	5,862	4.3%	17.87
2023	18	1,188	13.6%	20,641	15.2%	17.37
2024	10	220	2.5%	3,860	2.8%	17.55
2025	11	377	4.3%	7,881	5.8%	20.90
Thereafter	14	1,802	20.6%	31,940	23.5%	17.72

	416	7,493	86.0%	$136,132	100.0%	$18.17

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer, multiplied by 12. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

Significant Properties

We have four properties, CityWestPlace, Greenway Plaza, Post Oak Central and San Felipe Plaza, whose book value exceeded 10% of total assets at March 31, 2016 and whose rental revenue exceeded 10% of consolidated gross revenues for the year ended March 31, 2016.

CityWestPlace

CityWestPlace is located in Houston, Texas and comprises four office buildings in a 35.3 acre complex that range from six stories to 21 stories with an aggregate of 1.5 million rentable square feet. We acquired CityWestPlace in December 2013. The buildings were constructed between 1993 and 2001. CityWestPlace’s major customers include companies in the technology and oil and gas industries. At March 31, 2016, the property was 77.0% occupied with an average effective annual rental rate per square foot of $22.60. The average occupancy and rental rate per square foot since we acquired ownership of CityWestPlace is as follows:

Year	Average Occupancy	Average Rental Rate per Square Foot
2013	97.4%	$16.30
2014	96.4%	16.54
2015	85.3%	19.43
March 31, 2016	77.0%	22.60

Lease expirations for CityWestPlace at March 31, 2016 are as follows (in thousands, except square feet of leases expiring and number of leases):

Year	Square Feet of Leases Expiring	Percentage of Total Square Feet	Annualized Rental Revenue (1)	Percentage of Total Annualized Rental Revenue	Number of Leases
2016	74,935	5.1%	$1,694	6.6%	5
2017	75,816	5.1%	1,289	5.0%	2
2018	—	0.0%	—	0.0%	—
2019	—	0.0%	—	0.0%	1
2020	34,260	2.3%	1,164	4.6%	4
2021	1,474	0.1%	47	0.2%	1
2022	—	0.0%	—	0.0%	—
2023	176,349	12.0%	4,378	17.1%	1
2024	—	0.0%	—	0.0%	—
2025	46,971	3.2%	1,214	4.7%	5
Thereafter	723,657	49.2%	15,824	61.8%	3

	1,133,462	77.0%	$25,610	100.0%	22

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

For tax purposes, depreciation is calculated over 20 to 40 years for buildings and garages, seven to 40 years for building and tenant improvements and five to seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of CityWestPlace is estimated as follows at March 31, 2016 (in thousands):

CityWestPlace
Land	$31,555
Buildings and garages	202,504
Building and tenant improvements	47,816

Real estate tax expense for the property for the three months ended March 31, 2016 was $2.9 million.

Greenway Plaza

Greenway Plaza is located in Houston, Texas and comprises 10 office buildings in a 52.4 acre complex that range from five stories to 31 stories with an aggregate of 4.3 million rentable square feet. The buildings were constructed between 1969 and 1981. Greenway Plaza’s major customers include companies primarily in the energy and finance industries. At March 31, 2016, the property was 87.3% occupied with an average effective annual rental rate per square foot of $16.07. The average occupancy and rental rate per square foot since we acquired ownership of Greenway Plaza is as follows:

Year	Average Occupancy	Average Rental Rate per Square Foot
2013	95.2%	$13.18
2014	93.1%	14.42
2015	89.8%	15.40
March 31, 2016	87.3%	16.07

Lease expirations for Greenway Plaza at March 31, 2016 are as follows (in thousands, except square feet of leases expiring and number of leases):

Year	Square Feet of Leases Expiring	Percentage of Total Square Feet	Annualized Rental Revenue (1)	Percentage of Total Annualized Rental Revenue	Number of Leases
2016	164,782	3.8%	$2,289	3.8%	40
2017	300,829	6.9%	4,852	8.0%	37
2018	203,349	4.7%	3,579	5.9%	31
2019	251,054	5.8%	4,285	7.0%	29
2020	265,713	6.1%	5,126	8.4%	32
2021	208,640	4.8%	3,814	6.2%	15
2022	228,724	5.3%	3,815	6.2%	11
2023	917,361	21.1%	14,179	23.2%	12
2024	147,713	3.4%	2,097	3.4%	4
2025	137,074	3.2%	2,790	4.6%	3
Thereafter	970,936	22.2%	14,197	23.3%	6

	3,796,175	87.3%	$61,023	100%	220

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

For tax purposes, depreciation is calculated over 27 to 39 years for buildings and garages, 15 to 39 years for building and tenant improvements and seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of Greenway Plaza is estimated as follows at March 31, 2016 (in thousands):

Greenway Plaza
Land	$179,649
Buildings and garages	489,628
Building and tenant improvements	141,712

Real estate tax expense for the property for the three months ended March 31, 2016 was $5.7 million.

Post Oak Central

Post Oak Central is located in Houston, Texas and comprises three office buildings in a 17.19 acre complex that are 24 stories each with an aggregate of 1.3 million rentable square feet. The buildings were constructed between 1974 and 1980. Post Oak Central’s major customers include companies in the energy and financial services industries. At March 31, 2016, the property was 95.0% occupied with an average effective annual rental rate per square foot of $18.43. The average occupancy and rental rate per square foot of Post Oak Central is as follows:

Year	Average Occupancy	Average Rental Rate per Square Foot
2013	92.0%	$14.55
2014	94.9%	16.04
2015	95.4%	18.31
March 31, 2016	95.0%	18.43

Lease expirations for Post Oak Central at March 31, 2016 are as follows (in thousands, except square feet of leases expiring and number of leases):

Year	Square Feet of Leases Expiring	Percentage of Total Square Feet	Annualized Rental Revenue (1)	Percentage of Total Annualized Rental Revenue	Number of Leases
2016	33,092	2.6%	$707	2.8%	11
2017	51,778	4.0%	1,004	3.9%	16
2018	782	0.1%	21	0.1%	1
2019	774,891	60.5%	13,870	54.3%	12
2020	168,981	13.2%	2,829	11.1%	8
2021	87,930	6.9%	1,713	6.7%	8
2022	37,622	2.9%	837	3.3%	5
2023	28,096	2.2%	612	2.4%	3
2024	27,076	2.1%	696	2.7%	2
2025	0	0.0%	0	0.0%	0
Thereafter	6,574	0.5%	3,235	12.7%	1

	1,216,822	95.0%	$25,524	100.0%	67

Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer, multiplied by 12. Annualized rental revenue is defined as rental revenue less operating expense reimbursements

For tax purposes, depreciation is calculated over 39 years for buildings and garages, 15 to 39 years for building and tenant improvements and seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of Post Oak Central is estimated as follows at March 31, 2016 (in thousands):

Post Oak Central
Land	$84,051
Buildings and garages	96,354
Building and tenant improvements	35,252

Real estate tax expense for the property for the three months ended March 31, 2016 was $6.2 million.

San Felipe Plaza

San Felipe Plaza is located in Houston, Texas and is a 46 story office building with an aggregate of 980,000 rentable square feet. We acquired San Felipe Plaza in December 2013. The building was constructed in 1984. San Felipe Plaza’s major customers include companies in the energy and financial services industries. At March 31, 2016, the property was 84.7% occupied with an average effective annual rental rate per square foot of $21.60. The average occupancy and rental rate per square foot since we acquired ownership of San Felipe Plaza is as follows:

Year	Average Occupancy	Average Rental Rate per Square Foot
2013	87.4%	$16.55
2014	86.6%	18.69
2015	84.1%	20.60
March 31, 2016	84.7%	21.60

Lease expirations for San Felipe Plaza at March 31, 2016 are as follows (in thousands, except square feet of leases expiring and number of leases):

Year	Square Feet of Leases Expiring	Percentage of Total Square Feet	Annualized Rental Revenue	Percentage of Total Annualized Rental Revenue (1)	Number of Leases
2016	62,540	6.4%	$1,565	8.7%	15
2017	116,433	11.9	2,046	11.4	8
2018	79.200	8.1	1,720	9.6	12
2019	44,678	4.6	1,117	6.2	2
2020	103,420	10.5	2,451	13.7	9
2021	110,051	11.2	2,332	13.0	4
2022	17,158	1.7	456	2.5	3
2023	66,573	6.8	1,473	8.2	2
2024	45,007	4.6	1,068	6.0	4
2025	177,110	18.1	3,512	19.6	2
Thereafter	8,061	0.8	193	1.1	1

	830,231	84.7%	$17,933	100%	62

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer, multiplied by 12. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

For tax purposes, depreciation is calculated over 40 years for buildings and garages, seven to 40 years for building and tenant improvements and five to seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of San Felipe Plaza is estimated as follows at March 31, 2016 (in thousands):

San Felipe Plaza
Land	$10,696
Buildings and garages	98,708
Building and tenant improvements	53,462

Real estate tax expense for the property for three months ended March 31, 2016 was $1.6 million.

Third-Party Services Business

Following the Separation, we will own and operate the Third-Party Services Business, which was wholly owned by subsidiaries of Parkway, including Eola Office Partners, LLC (“Eola”), prior to the completion of the Separation. As part of the Third-Party Services Business, we will offer fee-based real estate services for third-party owners.

As of March 31, 2016, we managed or leased approximately 2.7 million square feet primarily for third-party owners, approximately 644,000 square feet of which is owned by entities in which Messrs. Heistand and Francis have direct or indirect ownership interests ranging from approximately 3.2% to 12.5% and 0.2% to 1.3%, respectively, with a weighted average ownership percentage of approximately 5.7% and 0.5%, respectively. For the three months ended March 31, 2016, Parkway received an aggregate of approximately $79,000 for management fees and $195,000 in reimbursements related to the management and leasing of the assets that comprise the Third-Party Services Business, of which approximately $16,000 and $1,300 were attributable to each of Messrs. Heistand’s and Francis’ interests, respectively. From time to time, we or the third-party owners of the properties that comprise the Third-Party Services Business may decide not to renew or to terminate existing management contracts. Our Third-Party Services Business, which involves the brokerage of real estate leasing transactions and property management, requires us to maintain licenses in various jurisdictions in which we operate and to comply with particular regulations in such jurisdictions. If we fail to maintain our licenses or conduct regulated activities without a license or in contravention of applicable regulations, we may be required to pay fines or return commissions, which may have a material adverse effect on our business, financial condition and results of operations.

Financing

Upon completion of the Separation, our properties will be subject to the existing secured, property-level indebtedness, equal to $574.6 million as of March 31, 2016, reduced by the $114.0 million mortgage debt secured by CityWestPlace I & II that Parkway paid in full on April 6, 2016. Additionally, New Parkway LP will enter into the $350 million New Parkway Term Loan and the $50 million New Parkway Revolving Credit Facility. Of the $350 million borrowed under the New Parkway Term Loan, $200 million will be distributed to the partners of New Parkway LP who in turn will, directly or indirectly, contribute the funds to Cousins Properties LP, which will use the funds to repay certain indebtedness of Cousins and its subsidiaries, including Parkway’s existing credit facilities. New Parkway LP will retain the remaining $150 million as working capital and will be used for the general corporate purposes of New Parkway LP following the Distribution. For more information, see “Description of Material Indebtedness.” In total, New Parkway expects to have approximately $810.6 million in outstanding indebtedness upon completion of the Separation.

We analyze several metrics to assess overall leverage levels, including debt to total asset value, net debt to Adjusted EBITDA, interest coverage ratios and fixed charge coverage ratios. We intend to use leverage conservatively and expect that we may, from time to time, re-evaluate our strategy with respect to leverage in light of current economic conditions, relative costs of debt and equity capital, market values of our properties, redevelopment and acquisition opportunities and other factors, including meeting the taxable income distribution requirement for REITs under the Code in the event we have taxable income without receipt of cash sufficient to enable us to meet such distribution requirements. Our governing documents do not limit the amount of debt that we may incur. For more information, see “Investment Policies and Policies with Respect to Certain Activities—Financing Policies.”

Competition

We will compete with a number of developers, owners and operators of office and commercial real estate, many of which own properties similar to ours in the same Houston submarkets in which our properties will be located, and some of which have greater financial resources than we do. In operating and managing our portfolio, we will compete for customers based on a number of factors, including location, leasing terms (including rent and other charges and allowances for customer improvements), security, flexibility and expertise to design space to meet prospective customers’ needs, quality and breadth of customer services provided and the manner in which the property is operated, maintained and marketed. As leases at our properties expire, we may encounter significant competition to renew or re-let space in light of the large number of competing properties within the submarkets in which we will operate. As a result, we may be required to provide rent concessions or abatements, incur charges for customer improvements and other inducements, including early termination rights or below-market renewal options, or we may not be able to timely lease vacant space. In that case, the per share trading price of our common stock, our financial condition, results of operations, cash flow and ability to satisfy our debt service obligations and to pay dividends to stockholders may be adversely affected.

We will also face competition when pursuing acquisition and disposition opportunities. Our competitors may be able to pay higher property acquisition prices, may have private access to opportunities not available to us or may otherwise be in a better position to acquire a property. Competition may also have the effect of reducing the number of suitable acquisition opportunities available to us, increasing the price required to consummate an acquisition opportunity and generally reducing the demand for commercial office space in our submarkets. Likewise, competition with sellers of similar properties to locate suitable purchasers may result in our receiving lower proceeds from a sale or in our not being able to dispose of a property at a time of our choosing due to the lack of an acceptable return.

Employees

Following the Separation, we expect to have approximately                  employees. None of our employees are subject to a collective bargaining agreement.

Insurance

We, or in certain instances, Cousins or customers at our properties, will carry comprehensive commercial general liability, fire, extended coverage, business interruption, rental loss coverage, environmental and umbrella liability coverage on all of our properties. We also will carry wind and flood coverage on properties in areas where we believe such coverage is warranted, in each case with limits of liability that we deem adequate. Similarly, our properties will be insured against the risk of direct physical damage in amounts we believe to be adequate to reimburse us, on a replacement cost basis, for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. We believe that the insurance coverage on our properties contains policy specifications and insured limits that will be customary for similar properties, business activities and markets, and we believe our properties will be adequately insured. However, we may be subject to certain types of losses that are generally uninsured losses, including, but not limited to, losses caused by riots, war or acts of God. In the opinion of our management, our properties will be adequately insured given the relative risk of loss, the cost of the coverage, and industry practice.

Legal Proceedings

We may be involved from time to time in various legal proceedings that arise in the ordinary course of our business, including, but not limited to commercial disputes, environmental matters and litigation in connection with transactions including acquisitions and divestitures. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. Most occurrences involving liability, claims of negligence and employees will be covered by insurance with solvent insurance carriers. For those losses not covered by insurance, we will record a liability when a loss is considered probable and the amount can be reasonably estimated.

Regulation

General

Our properties will be subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of the properties in our portfolio will have the necessary permits and approvals to operate its business. For more information, see “Risk Factors—Risks Related to Our Properties and Business” beginning on page 34.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA, to the extent that our properties are “public accommodations” as defined by the ADA. The ADA may require, among other things, (1) the removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable, and (2) the reasonable modification of policies, practices and procedures that deny equal access to persons with disabilities. The ADA also requires that the design and construction of new facilities and some alterations comply with certain accessibility guidelines. See “Risk Factors—Risks Related to Our Properties and Business—Compliance or failure to comply with the Americans with Disabilities Act could result in substantial costs.”

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, current and former owners and operators of real estate are liable for the costs of removal or remediation of certain hazardous or toxic substances on such real estate. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of remediation or removal of such substances may be substantial and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect an owner’s ability to sell such real estate or to borrow using such real estate as collateral. In connection with our ownership and operation of our properties, we may be potentially liable for such costs. The operations of current and former customers at our properties have involved, or may have involved, the use of hazardous materials or generated hazardous wastes. The release of such hazardous materials and wastes could result in the incurrence of liabilities to remediate any resulting contamination, if the responsible party is unable or unwilling to do so. In addition, our properties are located in urban areas, and are therefore exposed to the risk of contamination originating from third-party sources. While a property owner may not be held responsible for remediating contamination that has migrated onsite from an offsite source, the contaminant’s presence can have material adverse effects on our business, operations and the redevelopment of our properties. For more information, see “Risk Factors—Risks Related to Our Properties and Business” beginning on page 34.

Emerging Growth Company Status

We expect to be an “emerging growth company,” as defined in the JOBS Act, and, as such, expect to be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and a more volatile stock price for shares of our common stock.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we do not intend to take advantage of such extended transition period and may choose to “opt out” of this extended transition period, and, as a result, we will be required to comply with new or revised. Should we choose to “opt out” of this extended transition period, our decision would be irrevocable.

If we qualify as an emerging growth company, we will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies will be determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders. However, any change to any of these policies would be made by our board of directors only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if our board of directors believes, in the exercise of its business judgment, that it is advisable to do so and in our and our stockholders’ best interests. We intend to disclose any changes in these policies in periodic reports that we file or furnish under the Exchange Act.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct substantially all of our investment activities through our operating partnership, New Parkway LP, or its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide cash dividends and achieve long-term capital appreciation for our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through our existing properties, as well as other properties and assets that we may acquire in the future. We currently are in the business of owning and operating Class A office assets in Houston, Texas. However, the New Parkway Articles and the amended and restated bylaws of New Parkway (the “New Parkway Bylaws”) do not limit the amount or percentage of our assets that may be invested in any one property or in any one geographic area, and we may diversify in terms of properties and markets in the future. We intend to engage in future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing office or other types of properties for long-term investment, expand and improve the properties we presently own or acquire in the future or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other forms of co-ownership. Such investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in the structure of our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would otherwise fail to meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Investments in Real Estate Mortgages

We do not presently intend to invest in mortgage loans. However, we may do so at the discretion of our board of directors, without a vote of our stockholders, subject to the investment restrictions applicable to REITs. The mortgage loans in which we may invest may be secured by either first mortgages or junior mortgages, and may or may not be insured by a governmental agency. If we choose to invest in mortgages, we would expect to invest in mortgages secured by properties consistent with our investment policies. However, there is no restriction on the proportion of our assets which may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral thereunder may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments with respect to the office properties owned by such entities, in terms of property locations and types, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash dividends and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We reserve the right to dispose of any of our properties, based upon management’s periodic review of our portfolio and if our board of directors determines that such action would be in the best interests of our stockholders. Certain directors and executive officers who hold OP units may have their decision as to the desirability of a proposed disposition influenced by the tax consequences to them resulting from the disposition of a certain property.

Financing Policies

We intend to maintain a flexible and conservative balance sheet. Because maintaining our REIT qualification requires us to annually distribute at least 90% of our REIT taxable income to our stockholders, we may access the capital markets to raise the funds necessary to finance operations, acquisitions, development and redevelopment opportunities, and to refinance maturing debt. We expect that we will have to comply with customary covenants contained in any financing agreements that could limit our ratio of debt to total assets or market value.

If our board of directors determines to seek additional capital, we may raise such capital by offering equity or debt securities, creating joint ventures with existing ownership interests in properties, entering into joint venture arrangements for new development projects, retaining cash flows or a combination of any of these methods. If the board of directors determines to raise equity capital, it may, without stockholder approval, issue additional shares of common stock or other capital stock. Our board of directors may issue a number of shares up to the amount of our authorized capital in any manner and on such terms and for such consideration as it deems appropriate. Such securities may be senior to the outstanding class of common stock. Such securities also may include additional classes of preferred stock, which may be convertible into common stock. Except for certain preemptive rights of TPG Pantera set forth in the New Parkway Stockholders Agreement, existing stockholders have no preemptive right to purchase shares in any subsequent offering of our securities. As long as New Parkway LP is in existence, pursuant to the Amended and Restated Agreement of Limited Partnership of New Parkway LP, as amended (the “Partnership Agreement”), the proceeds of all equity capital raised by us will be contributed to New Parkway LP in exchange for additional interests in New Parkway LP, which will dilute the ownership interests of the limited partners in New Parkway LP. Any such offering could dilute a stockholder’s investment in us.

We intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of customers and future rental rates. The New Parkway Articles and the New Parkway Bylaws do not limit the amount or percentage of indebtedness that we may incur. Although our board of directors has not adopted a policy limiting the total amount of indebtedness that we may incur, we intend to target a net debt to EBITDA multiple of at least 6.0x, and we expect that our board of directors will consider a number of factors in evaluating our level of indebtedness from time to time, such as the amount of such indebtedness that will be paid at fixed or variable rates. We expect that most future borrowings will be made through New Parkway LP or its subsidiaries. Borrowings may be in the form of bank borrowings, publicly and privately placed debt instruments or purchase money obligations to the sellers of properties. Any such indebtedness may be secured or unsecured. Any such indebtedness may also have full or limited recourse to the borrower or be cross-collateralization with other debt, or may be fully or partially guaranteed by New Parkway LP. Although we may borrow to fund the payment of dividends, we currently have no expectation that we will regularly do so.

We may also finance acquisitions through the issuance of shares of common stock or preferred stock, the issuance of additional OP units in New Parkway LP, the issuance of preferred units of New Parkway LP, the issuance of other securities including unsecured notes and mortgage debt, draws on our credit facilities or sale or exchange of ownership interests in properties.

New Parkway LP may also issue units to transferors of properties or other partnership interests which may permit the transferor to defer gain recognition for tax purposes.

We do not have a policy limiting the number or amount of mortgages that may be placed on any particular property. Mortgage financing instruments, however, usually limit additional indebtedness on such properties. Additionally, unsecured credit facilities, unsecured note indentures and other contracts may limit our ability to borrow and contain limits on the amount of secured indebtedness we may incur.

Typically, we will invest in or form special purpose entities to assist us in obtaining secured permanent financing on attractive terms. Permanent financing may be structured as a mortgage loan on a single property or a group of properties, and will generally require us to provide a mortgage lien on such property or properties in favor of a third party, as a joint venture with a third party or as a securitized financing. For securitized financings, we may create special purpose entities to own the properties. Such special purpose entities, which are common in the real estate industry, would be structured so that they would not be consolidated in any potential bankruptcy proceeding by us. We will decide the structure of any potential financing based upon the best terms then available to us, and whether the potential financing is consistent with our other business objectives. For accounting purposes, we will include the outstanding securitized debt of special purpose entities owning consolidated properties in our financial statements.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to, or guarantee debt of, joint ventures in which we participate. Consideration for those guarantees may include, but is not limited to, fees, options to acquire additional ownership interests and promoted equity positions. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with maintaining our status as a REIT.

Equity Capital Policies

We may, under certain circumstances, purchase our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of making any such repurchase of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. Upon completion of the Separation, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Conflicts of Interest Policies

Overview

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership New Parkway LP or any partner thereof, on the other hand. Our directors and officers have duties to us and our stockholders under the MGCL. Additionally, pursuant to the Parkway LP agreement and the Partnership Agreement, we owe fiduciary duties as the general partner of each of Parkway LP and New Parkway LP to the limited partners of each of Parkway LP and New Parkway LP. Our duties as a general partner to New Parkway LP and its partners may come into conflict with the duties of our directors and officers to New Parkway and our stockholders.

The Partnership Agreement expressly limits our liability to our limited partners by providing that neither we, as the general partner of the operating partnership, nor any of our directors or officers, will be liable or accountable in damages to New Parkway LP, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, New Parkway LP is required to indemnify us, our affiliates and each of our respective directors, officers, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of New Parkway LP, provided that New Parkway LP will not indemnify us or any of our directors or officers for (1) an act or omission that was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) any transaction for which such person received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the Partnership Agreement.

Sale or Refinancing of Properties

Upon the sale of certain of the properties to be owned by us after the Distribution or upon the repayment of indebtedness, certain holders of OP units could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, holders of OP units may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness. In addition, Parkway has entered into a tax protection agreement and the Thomas Letter Agreement with Mr. Thomas and certain of his affiliates, which may require us to retain certain properties or maintain more or less indebtedness than we would otherwise require for our business.

Policies Applicable to All Directors and Officers

We intend to adopt certain policies that are designed to minimize certain potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. We will adopt a code of business conduct and ethics that will restrict certain conflicts of interest between our employees, officers and directors and our company. In addition, as set forth above, our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts.

However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

MANAGEMENT

Executive Officers Following the Separation

The following table sets forth the names, ages and positions of our expected executive officers following the Distribution. Our management will operate under the oversight of our board of directors. These executive officers were appointed prior to the Distribution, and we will include information concerning them in an amendment to this information statement.

None of the senior leadership team of New Parkway will hold positions with Cousins following the distribution.

Name	Age	Title
James R. Heistand	64	President, Chief Executive Officer and Director
M. Jayson Lipsey	37	Executive Vice President and Chief Operating Officer
Scott E. Francis	40	Executive Vice President and Chief Financial Officer
Jason A. Bates	33	Executive Vice President and Chief Investment Officer

James R. Heistand. Mr. Heistand is the President and Chief Executive Officer of New Parkway and will also serve as a director of New Parkway. Mr. Heistand served as the president and chief executive officer of Parkway from December 2011 until its merger with Cousins in             , 2016. He also served as a director of Parkway from June 2011 until its merger with Cousins in             , 2016, and served as executive chairman of the Parkway board of directors from June 2011 through November 2011. Prior to joining Parkway, Mr. Heistand founded and served as chairman of Eola Capital, a privately owned property management company, since its inception in 2000. Mr. Heistand served as Chairman of the DASCO Companies LLC, a medical real estate company focusing on medical office buildings and outpatient medical facilities, from 1999 until its sale to CNL Retirement Properties, Inc. in 2004 and as founder and Chairman of Associated Capital Properties, a real estate investment and management company, from 1989 until its sale to Highwoods Properties, Inc. (“Highwoods”) (NYSE: HIW) in 1998. He served on the board of directors of Highwoods, a publicly traded office REIT, from 1998 to 2000 and served as Highwoods’ senior vice president from 1997 to 1998. Mr. Heistand currently serves on the board of directors of United Legacy Bank in Orlando, Florida, and is a member of the chairman’s circle of the real estate advisory board for the Warrington College of Business Administration at the University of Florida. Mr. Heistand graduated from the University of Florida with a B.S. in Real Estate Finance. Mr. Heistand has more than 25 years of experience in real estate strategic planning, investment, development and asset management. As a real estate entrepreneur, he has a track record of success built on identifying opportunities, assessing risk, structuring transactions with investment partners, and optimizing returns. His significant experience in all areas of real estate operation, financing and investment, as well as his prior experience with the assets previously owned by Parkway and extensive relationships with real estate industry entrepreneurs, investors, owners and financiers is beneficial in implementing New Parkway’s strategy.

M. Jayson Lipsey. Mr. Lipsey will be the Executive Vice President and chief operating officer of New Parkway. Mr. Lipsey served as Parkway’s executive vice president and chief operating officer of Parkway from October 2011 until its merger with Cousins in             , 2016. He served as senior vice president and fund manager from May 2010 through October 2011 and as vice president and fund manager of Parkway from May 2008 through May 2010. Mr. Lipsey received a B.S. from Washington and Lee University and an M.B.A. from the Darden Graduate School of Business at the University of Virginia. Prior to attending graduate school, Mr. Lipsey served as regional property manager for Parkway from 2004 to 2005 and as asset manager from 2005 to 2006.

Scott E. Francis. Mr. Francis will be the Executive Vice President and Chief Financial Officer of New Parkway. Mr. Francis served as executive vice president of Parkway from December 2014 until its merger with Cousins in             , 2016 and chief accounting officer of Parkway from September 2013 until its merger with Cousins in             , 2016. He served as senior vice president from September 2013 to December 2014 and as vice president of strategy and administration from July 2012 to September 2013. He served as managing director of Banyan Street Capital, a private real estate investment firm, from May 2011 to July 2012, and as chief financial officer and chief accounting officer for Eola Capital from September 2005 to May 2011. From June 2004 to September 2005, Mr. Francis was the director of finance for Insurance Office of America, a private insurance agency, and from May 1998 to May 2004, he worked in public accounting as a tax manager for middle-market companies focusing primarily in construction and real estate. Mr. Francis received a B.S. from the University of Florida and is a licensed Certified Public Accountant.

Jason A. Bates. Mr. Bates will be the Executive Vice President and Chief Investment Officer of New Parkway. Mr. Bates served as Parkway’s executive vice president and chief investment officer from September 2014

until its merger with Cousins in             , 2016. He served as Parkway’s senior vice president, head of transactions from November 2013 to September 2014 and as vice president of investments from December 2011 to November 2013. He served as vice president of finance and investments for Cogdell Spencer, a publicly traded REIT focused on the healthcare space, from January 2007 to December 2011 and, prior to that, in the real estate investment banking group at Bank of America Securities from February 2005 to December 2006. Mr. Bates received a B.A. from Virginia Tech.

Board of Directors Following the Distribution

Under the MGCL, the business and affairs of New Parkway will be managed under the direction of our board of directors. The New Parkway Articles and the New Parkway Bylaws will provide that the number of directors may be fixed by the board of directors from time to time. We currently expect that, upon the consummation of the Distribution, our board of directors will consist of seven members, a substantial majority of whom we expect to satisfy the independence standards established by the Sarbanes-Oxley Act and the applicable rules of the SEC and the NYSE. Each director will serve until our next annual meeting and until his or her successor is duly elected and qualified or until the director’s earlier death, resignation or removal.

At the effective time of the Merger, our board of directors will have seven members, including: (i) three directors, Mr. R. Dary Stone, Mr. James H. Hance Jr. and Mr. Craig B. Jones, designated by the Cousins board of directors pursuant to the terms of the Merger Agreement; (ii) two directors who were members of the Parkway board of directors as of April 28, 2016 (and not representatives of the TPG Parties), one of whom will be Mr. James A. Thomas, Parkway’s current chairman of the board of directors, serving as Chairman of our Board of Directors, and the other of whom is Mr. James R. Heistand; and (iii) two directors, Mr. Avi Banyasz and Mr. Frank J. “Tripp” Johnson, designated by TPG Pantera pursuant to the New Parkway Stockholders Agreement. For more information, see “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties.”

On June 29, 2016, with respect to the designation of Mr. Craig B. Jones, Cousins and Parkway agreed to waive a requirement in the Merger Agreement that each of the directors appointed by Cousins to the New Parkway board of directors must have been a member of the Cousins board of directors as of April 28, 2016.

Pursuant to the New Parkway Stockholders Agreement, TPG Pantera will have the right, based on its ownership (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) of the outstanding shares of New Parkway common stock, to nominate up to three directors to our board of directors (and will have other committee designations, as set forth below). Pursuant to the New Parkway Stockholders Agreement, we will be required to nominate for election to the board of directors the individuals selected by TPG Pantera; provided that we have no obligation to nominate, elect or appoint any person designated by TPG Pantera if such nomination, election or appointment would violate applicable law or result in a breach by our board of directors of its fiduciary duties to its stockholders.

The following table sets forth information with respect to persons who are expected to serve on our board of directors following the completion of the Distribution. Subject to and in accordance with the terms set forth in the Merger Agreement and the terms of the New Parkway Stockholders Agreement, the nominees will be presented to New Parkway’s sole stockholder, Cousins, for election as of the effective time of the Merger.

Name	Age	Title
James A. Thomas	79	Chairman of the Board of Directors
Avi Banyasz	43	Director
James H. Hance, Jr.	71	Director
James R. Heistand	64	President, Chief Executive Officer and Director
Frank J. “Tripp” Johnson, III	34	Director
Craig B. Jones	65	Director
R. Dary Stone	63	Director

Prior to the Distribution date, our board of directors will begin to hold informal meetings, to allow the members of our board of directors to meet and become acquainted with one another.

Set forth below is biographical information about the expected directors identified above, as well as a description of the specific skills and qualifications such candidates are expected to provide to our board of directors. For James R. Heistand’s biography, please see “—Executive Officers Following the Separation.”

James A. Thomas. Mr. Thomas is our Chairman of the Board of Directors and served as chairman of Parkway’s board of directors from December 2013 until its merger with Cousins in             , 2016. Mr. Thomas previously served as chairman of the board of directors, president and chief executive officer of TPGI, a real estate company that owned, acquired, developed and managed primarily office properties, from its formation in March 2004 to December 19, 2013, when TPGI merged with Parkway. Mr. Thomas founded TPGI’s predecessor group of entities and served as the chairman of its board of directors and chief executive officer from 1996 until the commencement of TPGI’s operations in October 2004. From 1983 to 1996, Mr. Thomas served as a co-managing partner of Maguire Thomas Partners, a national full-service real estate operating company which included TPGI’s predecessor group of entities. Mr. Thomas also served as chief executive officer and principal owner of the Sacramento Kings National Basketball Association team and the ARCO Arena from 1992 to 1999. Mr. Thomas serves on the boards of a number of philanthropic and educational organizations. Mr. Thomas received his B.A. in Economics and Political Science with honors from Baldwin Wallace College and his J.D. magna cum laude from Cleveland Marshall Law School. Mr. Thomas has over 50 years of experience in the real estate industry and has extensive knowledge of the industry, as well as extensive business relationships with investors, financial institutions and peer companies.

In connection with the Merger Agreement, Parkway and Parkway LP entered into the Thomas Letter Agreement with Mr. Thomas, and certain unitholders of Parkway LP who are affiliated with Mr. Thomas. Pursuant to the Thomas Letter Agreement, among other things, Parkway agreed, subject to certain continuing equity ownership requirements, to nominate Mr. Thomas for election to the board of directors at the 2017 annual meeting of stockholders of New Parkway (and, if elected, to cause him to be reappointed as chairman for three one-year terms expiring at the 2020 annual meeting of stockholders).

Avi Banyasz. Mr. Banyasz served as a director of Parkway’s board of directors from June 2012 until its merger with Cousins in             , 2016. Mr. Banyasz is a TPG partner (“TPG” means TPG Global, LLC, together with its affiliates), based in New York and co-leads TPG’s Real Estate Group. Prior to joining TPG in 2011, Mr. Banyasz served as a Managing Principal and member of the investment committee of Westbrook Partners, a real estate private equity firm where he worked for 13 years. Previously, Mr. Banyasz worked at Bear Stearns & Co. In addition to serving on the board of directors, Mr. Banyasz also serves on the boards of several non-public companies, including M West Properties, Inc., Enlivant LLC (“Enlivant”) of which he is chairman, Evergreen Industrial Properties, Inc. and LifeStorage LP, of which he is the Chairman. Mr. Banyasz received a B.Comm., with High Distinction, from the University of Toronto. Mr. Banyasz is a director nominated by TPG Pantera, and New Parkway is required, pursuant to the New Parkway Stockholders Agreement entered into in connection with the Merger, to nominate him for election to the board of directors. Mr. Banyasz’s extensive experience in real estate investment allows Mr. Banyasz to provide valuable insight to our company and the board of directors, including with respect to our investing activities.

James H. Hance, Jr. Mr. Hance served as vice chairman of Bank of America Corporation, a financial services holding company from 1994 through January 2005. Mr. Hance also served as chief financial officer of Bank of America from 1988 to April 2004, and as a director for Bank of America from 1999 through January 2005. Mr. Hance served as a director of Cousins from 2005 to 2016 and is currently a director of The Carlyle Group (NASDAQ: CG), Ford Motor Company (NYSE: F) and Acuity Brands (NYSE: AYI). Mr. Hance is a former director of Rayonier, Inc. (NYSE: RYN), EnPro Industries (NYSE: NPO) and Morgan Stanley (NTSE: MS). Mr. Hance’s extensive management, operational and financial expertise, as well as his leadership positions as a chief financial officer and vice chairman of a global financial services company, provides him with broad experience regarding issues facing public companies.

Frank J. “Tripp” Johnson, III. Mr. Johnson is a Managing Director in TPG’s Real Estate Group, the real estate platform of TPG. Prior to joining TPG in 2011, Mr. Johnson was a vice president with Fortress Investment Group in the real estate group of the Fortress Credit Funds. Prior to Fortress, Mr. Johnson worked in the acquisitions group with SL Green Realty Corp (NYSE: SLG). He holds a B.S. in Finance and Marketing, with Distinction, from the McIntire School of Commerce at the University of Virginia. Mr. Johnson serves on the board of directors of Enlivant, Evergreen Industrial Properties and the Bay Area Division of the March of Dimes. Mr. Johnson is a director nominated by TPG Pantera, and New Parkway is required, pursuant to the New Parkway Stockholders Agreement, to nominate him for election to the board of directors. Mr. Johnson’s extensive experience in real estate investment and service as a director on other boards will allow him to provide valuable insight to our company and our board of directors.

Craig B. Jones. Mr. Jones practiced law for 10 years with King & Spalding, from 1977 to 1987 where he was a partner in the Real Estate Department in the firm’s Atlanta office. In 1987, he left King & Spalding to join New Market Development Company, an Atlanta-based shopping center developer, where he served as executive vice president in charge of development and financing. In 1992, New Market Development was sold to Cousins. Mr. Jones joined Cousins at that time, and he went on to serve in a number of different positions, including president of the Office Division, chief investment officer and chief administrative officer. Mr. Jones retired from Cousins in 2012. Mr. Jones serves as chairman of the board of directors of the Atlanta Downtown Improvement District, a community improvement district which levies taxes on commercial properties in Downtown Atlanta in order to fund public safety, transportation infrastructure, cleaning and other economic development initiatives. Mr. Jones also served several years as the vice chairman of Central Atlanta Progress, a sister organization of the Atlanta Downtown Improvement District. In addition, Mr. Jones serves as chairman of the board of directors of KIPP Metro Atlanta Collaborative, a nonprofit which operates eight high-performing public charter schools in Atlanta, as well as on the board of directors of Fox Theatre, Inc., which operates and preserves Atlanta’s historic Fox Theatre. Mr. Jones received a BA degree from Washington and Lee University, and he also received a JD degree from the University of Virginia School of Law. Mr. Jones’s broad experience in the real estate industry, as an attorney and as a chief investment officer and chief administrative officer, will allow him to provide valuable insight to our company and our board of directors.

R. Dary Stone. Mr. Stone serves as president and chief executive officer of R. D. Stone Interests, a private real estate investment company. From February 2003 to March 2011, Mr. Stone served as vice chairman of Cousins; from January 2002 to February 2003, he served as president of Cousins’ Texas operations; and from February 2001 to January 2002, he served as president and chief operating officer of Cousins. He was previously a director of Cousins from 2001 to 2003, and from 2011 to 2016, and is currently a director of Tolleson Wealth Management, Inc., a privately held wealth management firm and Tolleson Private Bank. Mr. Stone also serves as Regent of Baylor University and was Baylor University’s Regent Chairman from June 2009 to June 2011. Mr. Stone is a former director of Lone Star Bank, and a former chairman of the Texas Finance Commission. Mr. Stone’s knowledge of the real estate industry, particularly in Texas, and his tenure with Cousins provides valuable knowledge regarding our properties and our market.

Director Independence

A majority of our board of directors will at all times comprise directors who are “independent” as defined by the rules of the NYSE and the corporate governance guidelines that will be adopted by our board of directors (the “Corporate Governance Guidelines”). The Corporate Governance and Nominating Committee will annually review all commercial and charitable relationships between New Parkway and the directors and present its findings and recommendations to our board of directors, which will make a final determination regarding the independence of the directors. For relationships not covered by the standards described above, the determination of whether a director would be independent or not shall be made by the directors who satisfy those standards. The New Parkway Bylaws will permit the chairman of the board of directors to serve as chief executive officer.

Committees of the Board of Directors

Effective upon the completion of the Distribution, our board of directors will have four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Investment Committee.

Audit Committee

            ,              and              are expected to be the members of the audit committee of our board of directors (the “Audit Committee”), with             serving as chair. Each of the members of the Audit Committee will be independent as defined by the rules of the NYSE, Section 10A(m)(3) of the Exchange Act, the rules and regulations of the SEC and the Corporate Governance Guidelines. The Audit Committee’s purposes are to provide oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent accountants’ qualifications and independence and (iv) the performance of our internal audit function and independent accountants. To that end, the Audit Committee will review (i) our financial reports and other financial information; (ii) our systems of internal control over financial reporting and disclosure controls and procedures; (iii) approval of related party transactions; and (iv) our auditing, accounting and financial reporting processes generally. Our management is responsible for the preparation, presentation and integrity of our financial statements and for the effectiveness of internal controls over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The Audit Committee shall consist of no fewer than three members, and at least one member of the Audit Committee must qualify as an “audit committee financial expert” as defined by the SEC. In addition, this committee will meet as often as it determines, but not less frequently than quarterly.              has been designated as the “audit committee financial expert.”

Compensation Committee

            ,              and              are expected to be the members of the Compensation Committee, with              serving as chair. Each of the members of the Compensation Committee will be independent as defined by the rules of the NYSE, the rules and regulations of the SEC and the Corporate Governance Guidelines. The Compensation Committee will be responsible for ensuring that New Parkway’s compensation program for key executives is effective in attracting and retaining key executives, that it links pay to performance, and that it is administered fairly and in the stockholders’ interests. The Compensation Committee will review and recommend to the board of directors appropriate executive compensation policy, compensation of our officers and directors and executive and employee benefit plans and programs, and shall be responsible to the board of directors for overseeing such policies, compensation, plans and programs approved by the board of directors and, where appropriate, by the stockholders.

The Compensation Committee may, in its discretion, delegate authority to act upon specific matters, within determined parameters, to a subcommittee of the Compensation Committee. In addition, the Compensation Committee will meet at least once annually, or more frequently as circumstances may dictate. The Compensation Committee shall consist of no fewer than two members and no more than four members. Pursuant to the New Parkway Stockholders Agreement, TPG Pantera will have the right to nominate up to one director to the Compensation Committee based on TPG Pantera’s level of ownership (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) of the outstanding shares of New Parkway common stock. In addition, the Compensation Committee will meet at least once annually, or more frequently as circumstances may dictate.

Corporate Governance and Nominating Committee

            ,              and              are expected to be the members of the corporate governance and nominating committee of our board of directors (the “Corporate Governance and Nominating Committee”), with              serving as chair. Each of the members of the Corporate Governance and Nominating Committee will be independent as defined by the rules of the NYSE, the rules and regulations of the SEC and the Corporate Governance Guidelines. The Corporate Governance and Nominating Committee’s responsibilities will include creating and maintaining the overall corporate governance policies for New Parkway (including the Corporate Governance Guidelines) and identifying, screening, recruiting and presenting director candidates to the board of directors. It will also oversee annual self-evaluations of the board of directors and its committees. The Corporate Governance and Nominating Committee will select and evaluate candidates for the board of directors in accordance with the criteria set out in New Parkway’s Corporate Governance Guidelines, which are set forth below. The Corporate Governance and Nominating Committee will then be responsible for recommending to the board of directors a slate of director candidates for the approval of the board of directors.

The Corporate Governance and Nominating Committee shall consist of at least one member. In addition, this committee will meet at least once annually, or more frequently as circumstances may dictate.

Investment Committee

            ,             ,              and              are expected to be the members of the Investment Committee, with              serving as chair. Each of the members of the Investment Committee will be independent, as defined by the rules of the NYSE, the rules and regulations of the SEC and the Corporate Governance Guidelines. The Investment Committee’s responsibilities will include, other than in connection with a change of control of New Parkway, approval of (i) any incurrence of indebtedness with a principal amount greater than $20 million; and (ii) certain other operational and investment-related matters set forth in the New Parkway Stockholders Agreement (which include property acquisitions and dispositions, material leases, certain mortgage financing and material service contracts, but which exclude any and all activities related to the issuance, redemption or buy-back of equity securities or equity-linked securities). All decisions and approvals regarding such equity-related matters of New Parkway shall be made by our board of directors in its sole discretion.

The Investment Committee shall consist of no more than four directors. Pursuant to the New Parkway Stockholders Agreement, TPG Pantera will have the right to nominate up to two directors to the Investment Committee based on TPG Pantera’s level of ownership (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) of the outstanding shares of New Parkway common stock. In addition, this committee will meet at least once annually, or more frequently as circumstances may dictate.

Compensation Committee Interlocks and Insider Participation

We expect that none of the members of our Compensation Committee will have at any time been one of our executive officers or employees. We expect that none of our executive officers will currently serve, or will have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

Stockholder Recommendations for Director Nominees

The New Parkway Bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. New Parkway expects that the board of directors will adopt a policy concerning the evaluation of stockholder recommendations of board of director candidates by the Corporate Governance and Nominating Committee.

Corporate Governance

Corporate Governance Guidelines

The board of directors will adopt the Corporate Governance Guidelines in connection with the Separation, to assist the board of directors in guiding our governance. The Corporate Governance Guidelines will be regularly re-evaluated by the Corporate Governance and Nominating Committee in light of changing circumstances in order to ensure that the Corporate Governance Guidelines continue to serve our and our stockholders’ best interests.

Communicating with the Board of Directors

Stockholders and other parties interested in communicating directly with the chairman of our board of directors or with the non-management directors as a group may do so by writing to the chairman of our board of directors, at Parkway, Inc., Attn: Chairman of the Board, Bank of America Center, 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801. Correspondence so addressed will be forwarded directly to the chairman of our board of directors.

Director Qualification Standards

The Corporate Governance Guidelines will provide that the Corporate Governance and Nominating Committee is responsible for recommending to the board of directors a slate of directors for election at the annual meeting of New Parkway stockholders, or one or more nominees to fill vacancies occurring between annual meetings of New Parkway.

New Parkway does not plan to institute a formal policy regarding diversity of membership of our board of directors, or to otherwise require that the composition of our board of directors include individuals from any particular background or who possess specific attributes. Accordingly, “diversity” will not be initially defined in the Corporate Governance Guidelines. The Corporate Governance and Nominating Committee will continue to consider whether it would be appropriate to adopt a policy or guidelines regarding diversity on our board of directors or to define diversity as it relates to the composition of our board of directors.

The process that the Corporate Governance and Nominating Committee will use to identify a nominee to serve as a member of the board of directors will depend on the specific qualifications being sought, but in any event the nomination will be based on the recommendation of the Corporate Governance and Nominating Committee and will be consistent with the Corporate Governance Guidelines. In considering potential director candidates, our board of directors will consider, among other criteria, the skills, expertise, contacts, industry knowledge and diversity of opinion of each nominee.

The Corporate Governance and Nominating Committee will consider the criteria described above in the context of an assessment of the perceived needs of the board of directors as a whole. Our board of directors will be responsible for selecting candidates for election as directors based on the recommendation of the Corporate Governance and Nominating Committee. Notwithstanding the foregoing, nominations to and elections of our board of directors and of the Investment Committee and Compensation Committee will be made in accordance with the terms of the New Parkway Stockholders Agreement and the Thomas Letter Agreement. For more information, see “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties” and “Management—Board of Directors Following the Distribution.”

Lead Independent Director

New Parkway does not plan to maintain a standing role of lead independent director. However, the Corporate Governance Guidelines will provide that, if the chairman of the board of directors is not independent, the non-management directors must designate a lead independent director who will preside at each executive session of our board of directors and serve as a liaison between the non-management directors, New Parkway’s management and interested third parties. In such case, the process by which the lead independent director is chosen will be published along with a means for stockholders to communicate with the non-management directors.

Policies on Business Ethics

In connection with the Separation, New Parkway will adopt a Code of Business Conduct and Ethics (the “code of conduct”) that will require that all of its business activities be conducted in compliance with laws, regulations, and ethical principles and values. All directors, officers and employees of New Parkway will be required to read, understand and abide by the requirements of the code of conduct.

The code of conduct will be accessible on New Parkway’s website on the investor relations page. Any amendment to a provision of the code of conduct may be approved only by our board of directors. Waivers involving any of our executive officers or directors may be made only by the Corporate Governance and Nominating Committee or by our board of directors itself, and all waivers granted to executive officers and directors will be disclosed promptly as required by the rules and regulations of the SEC and the NYSE. Waivers involving any employees who are not executive officers may be made by the chief financial officer or the chief accounting officer. Our general counsel, who will be responsible for overseeing, administering, and monitoring the code of conduct, will report to our chief executive officer with respect to all matters relating to the code of conduct.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters

In accordance with the Sarbanes-Oxley Act, we expect that our Audit Committee will adopt procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

Policy on Director Attendance at Annual Meetings of Stockholders

Although their attendance is not required, board of directors members are expected to attend the annual meeting of stockholders.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

As noted above, we are a newly formed entity and are not currently an independent company, and the Compensation Committee has not yet been formed. Once it is formed, executive compensation decisions following the Distribution will be made by the Compensation Committee.

Following the Distribution, we will be led by Mr. James R. Heistand as its President and Chief Executive Officer. Messrs. M. Jayson Lipsey, Scott E. Francis and Jason A. Bates, current executive officers of Parkway, will serve as our executive vice presidents. These additional executive officers will be appointed prior to the Distribution, and we will include information concerning them in an amendment to this information statement. For purposes of this discussion, Messrs. Heistand, Lipsey and Francis are referred to, collectively, as our “named executive officers.”

We have not yet established our executive compensation philosophy, nor have we determined the material elements of the compensation of the individuals who will be our named executive officers. Our executive compensation philosophy and the material elements of the compensation of the individuals who will be our named executive officers following the Distribution will be described in subsequent amendments to this information statement. Our compensation programs may differ significantly from those in effect at Cousins or Parkway in 2015.

Summary Compensation Table

The following table summarizes, for the years ended December 31, 2015 and 2014, the amount of compensation paid by Parkway to each of the named executive officers. Our compensation program has not yet been determined and may differ materially from Parkway’s compensation program in effect for these periods.

Name and Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
James R. Heistand	2015	$750,000	$525,000	$945,467	$—	$1,059,750	$9,900	$3,290,117
President and Chief Executive Officer	2014	$700,000	$525,000	$919,173	$—	$1,050,000	$8,712	$3,202,885

M. Jayson Lipsey	2015	$420,000	$125,000	$445,869	$—	$356,076	$9,889	$1,356,834
Executive Vice President and Chief Operating Officer	2014	$375,000	$125,000	$373,200	$—	$281,250	$8,871	$1,163,321

Scott E. Francis Executive Vice President and Chief Accounting Officer (5)	2015	$310,000	$—	$308,511	$—	$146,010	$10,015	$774,536

(1)	Represents the special discretionary bonus approved by Parkway’s compensation committee on December 19, 2012 and payable 25% in 2012, 2013, 2014 and 2015.
(2)	Represents the grant date fair value of the Parkway RSU award or LTIP unit award, as applicable, determined in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The assumptions used in determining the grant date fair values of these awards are set forth in the notes to Parkway’s consolidated financial statements, which are included in Parkway’s Annual Report on Form 10-K for the year ended December 31, 2015 as filed with the SEC.
(3)	Includes (i) the annual cash bonus that is based on a percentage of the executive’s base compensation and upon the individual’s achievement of certain individual performance goals specific to that named executive officer’s area of responsibility and (ii) the annual non-equity cash incentive compensation that is based on a percentage of the executive’s base compensation and upon Parkway’s achievement of the modified EBITDA performance goal set by the Parkway compensation committee.
(4)	For each named executive officer, the amount shown in this column represents Parkway’s contribution to its 401(k) plan for the named executive officer’s benefit and the amount of premium paid for additional disability insurance for executive officers. The value of certain perquisites and other personal benefits, including single health insurance, long-term disability, long-term care insurance, group term life insurance, certain wellness plan benefits and parking, are not shown in the table because these benefits do not discriminate in scope, terms or operation in favor of Parkway’s executive officers. The value of Parkway’s contribution to its 401(k) plan for each of the named executive officers in 2015 was $9,000, except for Mr. Heistand, which was $8,716. The value of Parkway’s contribution to its 401(k) Plan for each of the named executive officers in 2014 was $8,750, except for Mr. Heistand, which was $8,296.
(5)	Mr. Francis became a named executive officer of Parkway beginning with the fiscal year ended December 31, 2015.

Narrative Disclosure to the Summary Compensation Table

Employment Agreements

On July 8, 2013, Parkway entered into an employment agreement with Mr. Heistand. On October 25, 2013, Parkway entered into an employment agreement with Mr. Lipsey. On December 22, 2014, Parkway entered into an employment agreement with Mr. Francis. Each of the employment agreements was further amended as of June 15, 2015. The employment agreements replaced certain change in control agreements that Parkway previously entered into with certain of its executive officers. This narrative disclosure to the summary compensation table summarizes the employment agreements between Parkway and Messrs. Heistand, Lipsey and Francis, respectively.

Employment Agreement of Mr. James R. Heistand

Mr. Heistand’s employment agreement with Parkway has a three-year term ending July 8, 2016. In anticipation of Mr. Heistand becoming the President and Chief Executive Officer of New Parkway in connection with the Distribution, Parkway and Mr. Heistand amended Mr. Heistand’s employment agreement to extend the term for nine additional months (that is, until April 8, 2017). New Parkway will assume Mr. Heistand’s employment agreement in connection with the Merger and the Distribution. Prior to the Merger and in anticipation of Mr. Heistand becoming the President and Chief Executive Officer of New Parkway in connection with the Separation, Parkway and Mr. Heistand intend to extend the term of Mr. Heistand’s employment agreement for nine additional months (that is, until April 8, 2017), and New Parkway is expected to assume the employment agreement, as extended, in connection with the Separation.

Mr. Heistand’s employment agreement with Parkway provides for a base salary of $600,000 per year, subject to annual review, which was increased to $750,000 for 2015 and 2016. Pursuant to the employment agreement, Mr. Heistand is eligible to earn an annual target cash bonus under Parkway’s discretionary annual incentive plan equal to 140% (or such increased percentage as determined by the Parkway compensation committee) of his base salary, subject to the achievement of annual performance goals, as determined by the Parkway board of directors or the Parkway compensation committee. For 2016, Mr. Heistand is eligible to earn a maximum cash bonus equal to 75% of his base salary based on the achievement of individual performance goals and an additional 75% of his base salary based on the achievement of formulated targets for modified EBITDA. Mr. Heistand is also eligible to receive an annual grant of RSUs and LTIP units, subject to approval of the Parkway board of directors or the Parkway compensation committee. Also, pursuant to an amendment to Mr. Heistand’s employment agreement entered into on June 15, 2015, the Parkway board of directors or the Parkway compensation committee shall annually review his target annual bonus opportunity and may, in its discretion, increase his target bonus opportunity.

In addition to the base salary, bonus amounts and equity and equity-based awards described above, Mr. Heistand is entitled to additional benefits, including participation in all employee benefit plans and programs available generally to other executives of Parkway, no fewer than 25 days per full year of vacation and reimbursement of reasonable business and entertainment expenses.

The employment agreement also sets forth Mr. Heistand’s rights to severance upon termination of employment. Pursuant to the employment agreement, if Mr. Heistand’s employment is terminated by Parkway without “cause” (which includes Parkway’s election not to renew or extend the Employment Agreement where Mr. Heistand is willing to extend the term), or by Mr. Heistand for “good reason,” in either case other than within the 90 days prior to or the two-year period following a change in control, and if Mr. Heistand timely executes and does not revoke a general release and waiver in Parkway’s favor and continues to comply with certain restrictive covenants, Mr. Heistand is entitled to (i) any earned but unpaid annual bonus for the preceding fiscal year on the date the amount would otherwise have been paid; (ii) an amount equal to the sum of (A) 18 months of his then-current base salary, plus (B) one and one-half times his then-current target bonus, payable in equal installments over a 12-month period; (iii) an additional 18 months’ time-based vesting credit on any outstanding equity or equity-based awards; and (iv) continued coverage for him and his eligible dependents under Parkway’s group health plans for up to 18 months following his termination of employment.

Pursuant to his employment agreement, if Mr. Heistand’s employment is terminated by Parkway without “cause,” by Mr. Heistand for “good reason” or as a result of Mr. Heistand’s death or “disability” (as such terms are defined in the employment agreement), in each case within the 90 days prior to or the two-year period following a change in control (such as the Merger), Mr. Heistand is entitled to (i) an amount equal to 2.9 times the sum of (A) his then-current base salary plus (B) his then-current target bonus, payable in a lump sum following his termination of employment if the change in control constitutes a change in the ownership or effective control of Parkway or a change in the ownership of a substantial portion of Parkway’s assets within the meaning of Section 409A of the

Code or in equal installments over a 12-month period if it does not and (ii) continued coverage for him and his eligible dependents under Parkway’s group health plans for up to 18 months following his termination of employment.

Mr. Heistand’s employment agreement also provides that all of Mr. Heistand’s outstanding equity or equity-based awards that are subject to time-based vesting will immediately vest and be paid in full upon a change in control, except that if accelerated payment is not permitted under Section 409A of the Code, the awards will be paid on the original payment schedule.

The employment agreement also includes certain restrictive covenants in Parkway’s favor. The covenants include non-competition and non-solicitation covenants during Mr. Heistand’s employment and for a specified period of time after employment, and confidentiality and non-disparagement obligations during and following his employment. Parkway may recover incentive and other compensation paid to Mr. Heistand, as and to the extent required by Parkway’s “clawback” policy, as may be in effect from time to time, and applicable law.

Employment Agreements of Messrs. Lipsey and Francis

The employment agreements between Parkway and each of Messrs. Lipsey and Francis have a three-year term, which is subject to automatic renewal for additional one-year periods unless either party provides the other with 90 days’ notice of such party’s intent not to renew the employment agreement; except that upon a change in control (as defined in the employment agreement), the employment agreement will automatically extend until the later of (i) the second anniversary of the change in control, and (ii) the date on which the term of the employment agreement would otherwise have ended. In general, either party may terminate the executive’s employment during the term of the applicable employment agreement by providing at least 60 days’ advance written notice.

The employment agreements between Parkway and each of Messrs. Lipsey and Francis provide for a base salary of $325,000 and $310,000 per year, respectively, subject to annual review. The base salaries for 2016 are $450,000 and $350,000, respectively. Each of these executives was also eligible to earn an annual target cash bonus under Parkway’s discretionary annual incentive plan equal to 60% and 50% (or such increased percentages as determined by the Parkway compensation committee), respectively, of his base salary subject to achievement of annual performance goals, as determined by Parkway’s chief executive officer and the Parkway board of directors or the Parkway compensation committee. For 2016, Messrs. Lipsey and Francis are each eligible to earn a maximum cash bonus equal to 45% and 30%, respectively, of their base salary based on the achievement of individual performance goals and an additional 45% and 30%, respectively, of his base salary based on the achievement of formulated targets for modified EBITDA. Each of Messrs. Lipsey and Francis is also eligible to receive an annual equity grant, subject to approval of the Parkway board of directors or the Parkway compensation committee. Also, pursuant to amendments to the employment agreements of each of Messrs. Lipsey and Francis entered into on June 15, 2015, the Parkway board of directors or the Parkway compensation committee shall annually review each executive’s target annual bonus opportunity and may, in its discretion, increase the executive’s target bonus opportunity.

In addition to the base salary, bonus amounts and equity and equity-based awards described above, each executive will be entitled to additional benefits, including participation in all employee benefit plans and programs available generally to other executives of Parkway, reimbursement of reasonable business expenses, and vacation days to be provided in accordance with Parkway policy.

The employment agreements also set forth the executives’ rights to severance upon termination of employment. Pursuant to each executive’s employment agreement, if the executive’s employment is terminated by Parkway without “cause” or by the executive for “good reason,” in either case other than within the 90 days prior to or the two-year period following a change in control (as defined in the Employment Agreement), and if the executive timely executes and does not revoke a general release and waiver in Parkway’s favor and continues to comply with certain restrictive covenants, the executive is entitled to (i) any earned but unpaid annual bonus for the preceding fiscal year on the date the amount would otherwise have been paid; (ii) an amount equal to 12 months’ of his then-current base salary payable in 12 equal monthly installments; (iii) an additional 12 months time-based vesting credit on any outstanding equity or equity-based awards; and (iv) continued coverage for him and his eligible dependents under Parkway’s group health plans for up to 12 months following his termination of employment.

Pursuant to each executive’s employment agreement, if the executive’s employment is terminated by Parkway without “cause” or by the executive for “good reason” (as such terms are defined in the executive’s employment agreement), in either case within the 90 days prior to or the two-year period following a change in control, or if Parkway delivers notice of its intent not to renew the term of the employment agreement within the 90-day period prior to a change in control, the executive is entitled to (i) continued coverage for him and his eligible dependents under Parkway’s group health plans for up to 12 months following his termination of employment; (ii) an amount equal to the sum of (A) 24 months of the executive’s then-current base salary and (B) two times his then-current target bonus, payable in a lump sum following his termination of employment if the change in control constitutes a change in the ownership or effective control of Parkway or a change in the ownership of a substantial portion of Parkway’s assets within the meaning of Section 409A of the Code, or in equal installments over a 12-month period if it does not; and (iii) accelerated vesting of all of the executive’s outstanding equity or equity-based awards subject to time-based vesting upon the date of the executive’s termination.

The employment agreements also include certain restrictive covenants in Parkway’s favor. The covenants include non-competition and non-solicitation covenants during the executive’s employment and for a specified period of time after employment, and confidentiality and non-disparagement obligations during and following his employment. Parkway may recover incentive and other compensation paid to the executives, as and to the extent required by Parkway’s “clawback” policy, as may be in effect from time to time, and applicable law.

Waiver Agreements

Concurrently with the execution of the Merger Agreement, Messrs. Heistand, Lipsey, and Francis entered into limited waivers of certain rights under their existing employment agreements with Parkway. Pursuant to each waiver, each executive agreed that, if he is offered continued employment with New Parkway in connection with the Separation pursuant to the assignment of his existing employment agreement to New Parkway or to a new employment agreement with New Parkway that is no less favorable than his existing employment agreement, the executive may not terminate his employment for “good reason” under certain provisions of his existing employment agreement with Parkway. The waivers preclude Mr. Heistand from being able to terminate his employment with Parkway or Cousins solely on account of the consummation of the Merger and preclude each executive from being able to terminate his employment with Parkway or Cousins on account of a material diminution in his position, duties or responsibilities, Parkway’s or Cousins’ material breach of any other material provision of the employment agreement, or a change of his principal place of employment by more than 50 miles, in each case as a result of the consummation of the Merger, Separation, UPREIT Reorganization or Distribution. In addition, pursuant to each waiver, each executive has agreed that his 2016 annual incentive award will be discretionary, that certain outstanding equity awards of Parkway may be converted into new RSU awards of Parkway immediately prior to consummation of the Merger, and that a lock-up period will apply to any New Parkway common shares the executive holds by reason of equity awards of Parkway vesting in connection with the Merger or Distribution.

Outstanding Equity Awards at 2015 Fiscal Year-End

The following table sets forth the outstanding Parkway equity awards for each named executive officer as of December 31, 2015. The equity awards of New Parkway to be outstanding following consummation of the Distribution may differ materially from the awards set forth in the following table.

	Option Awards				Stock and LTIP Unit Awards
Name	Number of Shares Underlying Unexercised Options (Unexercisable) (1)	Number of Shares Underlying Unexercised Options (Exercisable)	Option Exercise Price	Option Expiration Date	Number of Shares that Have Not Vested (#)		Market Value of Shares that Have Not Vested (2)	Equity Inventive Plan Awards; Number of Unearned Shares or Units that Have Not Vested (#)		Equity Incentive Plan Awards: Market Value of Unearned Shares or Units that Have Not Vested (2)
James R. Heistand
February 20, 2015	—	—	—	—	—		—	24,499	(3)	$382,919
February 20, 2015	—	—	—	—	32,664	(4)	$510,538	—		—
March 17, 2014	—	—	—	—	—		—	22,167	(5)	$346,470
March 17, 2014	—	—	—	—	22,167	(4)	$346,470	—		—
July 8, 2013	—	—	—	—	—		—	50,000	(6)	$781,500
July 8, 2013	—	—	—	—	33,333	(7)	$520,995	—		—
May 16, 2013	475,000	237,500	$17.21	March 2, 2023	—		—	—		—
May 16, 2013	—	—	—	—	—		—	22,800	(8)	$356,364
May 16, 2013	—	—	—	—	15,200	(9)	$237,576	—		—
June 11, 2011	—	—	—	—	1,955	(10)	$30,557	—		—
M. Jayson Lipsey
February 20, 2015	—	—	—	—	—		—	11,553	(3)	$180,573
February 20, 2015	—	—	—	—	15,404	(4)	$240,765	—		—
March 17, 2014	—	—	—	—	—		—	9,000	(5)	$140,670
March 17, 2014	—	—	—	—	9,000	(4)	$140,670	—		—
October 25, 2013	—	—	—	—	15,722	(7)	$245,735	—		—
May 16, 2013	112,500	56,250	$17.21	March 2, 2023	—		—	—		—
May 16, 2013	—	—	—	—	—		—	7,475	(8)	$116,850
May 16, 2013	—	—	—	—	4,983	(9)	$77,884	—		—
February 14, 2012	—	—	—	—	675	(10)	$10,550	—		—
Scott E. Francis
February 20, 2015	—	—	—	—	—		—	7,995	(3)	$124,962
February 20, 2015	—	—	—	—	10,658	(4)	$166,585	—		—
March 17, 2014	—	—	—	—	—		—	4,500	(5)	$70,335
March 17, 2014	—	—	—	—	4,500	(4)	$70,335	—		—
May 16, 2013	—	—	—	—	—		—	3,000	(8)	$46,890
May 16, 2013	—				2,000	(9)	$31,260	—		—

(1)	These options vest 25% on each of the first, second, third and fourth anniversaries of the approval date by the Parkway compensation committee, March 2, 2013, subject to the executive’s continued employment with Parkway.
(2)	Determined based on the closing price of Parkway common stock ($15.63) on December 31, 2015.
(3)	These Parkway performance-based LTIP unit awards vest based on the attainment of TRTS targets during the performance period running from February 19, 2015 to February 18, 2018, subject to the executive’s continued employment with Parkway. The number of shares reported in the table represents the achievement of threshold performance goals. Subject to the satisfaction of the vesting requirements and certain restrictions set forth in the limited partnership agreement of Parkway Properties LP, each LTIP unit may be converted, at the election of the executive or Parkway, into an operating partnership unit. Each operating partnership unit acquired upon conversion of a Parkway LTIP unit may be redeemed, at the election of the executive, for cash equal to the then-fair market value of a share of common stock of Parkway, except that Parkway may, at its election, acquire each operating partnership unit so presented for redemption for one share of Parkway common stock.
(4)	These time-based RSU awards vest 25% on each of the first, second, third and fourth anniversaries of the grant date, subject to the executive’s continued employment with Parkway.
(5)	These performance-based LTIP unit awards or, for Mr. Francis, performance-based RSUs vest based on the attainment of TRTS targets during the performance period running from March 17, 2014 to March 16, 2017, subject to the executive’s continued employment with Parkway. The number of shares reported in the table represents the achievement of threshold performance goals. Subject to the satisfaction of the vesting requirements and certain restrictions set forth in the limited partnership agreement of Parkway Properties LP, each LTIP unit may be converted, at the election of the executive or Parkway, into an operating partnership unit. Each operating partnership unit acquired upon conversion of an LTIP unit may be redeemed, at the election of the executive, for cash equal to the then-fair market value of a share of Parkway common stock, except that Parkway may, at its election, acquire each operating partnership unit so presented for redemption for one share of Parkway common stock.
(6)	These performance-based LTIP unit awards vest based on the attainment of TRTS targets during the performance period running from July 8, 2013 to July 8, 2016, subject to the executive’s continued employment with Parkway. The number of shares reported in the table represents the achievement of threshold performance goals. Subject to the satisfaction of the vesting requirements and certain restrictions set forth in the limited partnership agreement of Parkway Properties LP, each LTIP unit may be converted, at the election of the executive or Parkway, into an operating partnership unit. Each operating partnership unit acquired upon conversion of an LTIP unit may be redeemed, at the election of the executive, for cash equal to the then-fair market value of a share of Parkway common stock, except that Parkway may, at its election, acquire each operating partnership unit so presented for redemption for one share of Parkway common stock.
(7)	These time-based RSU awards vest on each of the first, second and third anniversaries of the grant date, subject to the executive’s continued employment with Parkway.

(8)	These performance-based LTIP units will vest based on the attainment of TRTS targets during the performance period running from March 2, 2013 to March 1, 2016, subject to the executive’s continued employment with Parkway. The number of shares reported in the table represents the achievement of threshold performance goals. Subject to the satisfaction of the vesting requirements and certain restrictions set forth in the limited partnership agreement of Parkway Properties LP, each LTIP unit may be converted, at the election of the executive or Parkway, into an operating partnership unit. Each operating partnership unit acquired upon conversion of an LTIP unit may be redeemed, at the election of the executive, for cash equal to the then-fair market value of a share of Parkway common stock, except that Parkway may, at its election, acquire each operating partnership unit so presented for redemption for one share of Parkway common stock.
(9)	These time-based RSU awards vest 25% on each of the first, second, third and fourth anniversaries of the approval date by the Parkway compensation committee, March 2, 2013, subject to the executive’s continued employment with Parkway.
(10)	These time-based restricted stock awards granted pursuant to Parkway’s 2011 Employee Inducement Award Plan vest 25% on each of January 14, 2013, 2014, 2015 and 2016, subject to the executive’s continued employment with Parkway.

Effects of the Separation, the UPREIT Reorganization and the Distribution on Outstanding Cousins Equity-Based Compensation Awards

For our named executive officers who are employees of Parkway prior to the effective time of the Merger and who are transferring to New Parkway, their Parkway restricted stock unit awards that converted into Cousins RSU awards under the Merger Agreement and their Parkway stock options that converted into Cousins stock options under the Merger Agreement will be converted into, or exchanged for, RSUs or stock options in respect of the New Parkway common stock, respectively, in each case of substantially equivalent value, with terms and conditions substantially similar to the terms applicable to the respective Parkway award prior to the effective time of the Merger. Moreover, with respect to the Parkway LTIP units held by these officers immediately prior to closing of the Merger, certain outstanding LTIP Units will be converted into Cousins RSU awards, which then will be converted into, or exchanged for RSUs in respect of the New Parkway common stock of substantially equivalent value, with terms and conditions substantially similar to the terms applicable to the Parkway LTIP units prior to the effective time of the Merger. Certain other Parkway LTIP Units will be fully vested and converted into common units of Parkway LP, on a one-for-one basis and for purposes of such conversion, any performance conditions will be deemed to be satisfied at the maximum level.

Additional information regarding the effect of the Distribution on outstanding Cousins equity-based compensation awards will be included in subsequent amendments to this information statement.

New Parkway Compensation Programs

It is expected that, prior to the completion of the Distribution, New Parkway will adopt an equity compensation plan. The terms of this plan will be described in subsequent amendments to this information statement. Information regarding New Parkway’s other compensation programs will be included in subsequent amendments to this information statement.

Director Compensation

We expect to establish compensation practices for our eligible non-employee directors that will be aligned with creating and sustaining equityholder value whereby such directors will receive customary compensation for their service as members of our board of directors and its committees. We expect that all members of our board of directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with such service. Mr. Heistand will not receive any compensation for serving on our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transactions

This section summarizes material agreements between us and certain related parties and agreements between us and Cousins that will govern the ongoing relationships between the two companies after the Distribution. The agreements with Cousins are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which would be negotiated at arm’s-length, may be entered into between us and Cousins after the Distribution. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and are incorporated herein by reference.

Agreements with Cousins

Following the Distribution, we and Cousins will operate as independent public companies. Cousins, or a subsidiary of Cousins, will own all of the shares of the non-voting preferred stock of New Parkway. To govern certain ongoing relationships between us and Cousins after the Distribution, and to provide mechanisms for an orderly transition, we and Cousins intend to enter into agreements pursuant to which certain services and rights will be provided for following the Distribution, and we and Cousins will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with Cousins.

As of or prior to the effective time of the Merger, we and Cousins will enter into the Separation and Distribution Agreement. We and Cousins will also enter into other agreements prior to the Distribution that will effectuate the Separation, the UPREIT Reorganization and the Distribution, provide a framework for our relationship with Cousins after the Distribution and provide for the allocation between us and Cousins of Cousins’ assets, liabilities and obligations (including its investments, property, employee, benefits and tax-related assets and liabilities) attributable to periods prior to, at and after New Parkway’s separation from Cousins, such as the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement. The forms of the agreements listed above have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part. For more information regarding these agreements, please refer to the discussion under “The Separation, the UPREIT Reorganization and the Distribution—The Separation and Distribution Agreement” and “The Separation, the UPREIT Reorganization and the Distribution—Related Agreements.”

Agreement with the TPG Parties

Pursuant to the Merger Agreement, concurrently with the closing of the Merger, New Parkway will enter into the New Parkway Stockholders Agreement with the TPG Parties, in order to establish various arrangements and restrictions with respect to governance of New Parkway and certain rights with respect to common stock of New Parkway owned by the TPG Parties.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, New Parkway shall have a seven member board of directors. Pursuant to the terms of the New Parkway Stockholders Agreement, two members of the New Parkway board of directors will initially be designated by TPG Pantera. Following the closing of the Merger, TPG Pantera will have the right to nominate a specified number of directors to our board of directors for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 2.5% of the issued and outstanding shares of New Parkway common stock. TPG will be entitled to nominate to our board of directors (i) three directors if TPG Pantera’s beneficial ownership of the issued and outstanding shares of New Parkway common stock is at least 30%, (ii) two directors if TPG Pantera’s beneficial ownership of the issued and outstanding shares of New Parkway common stock is at least 5% but less than 30% and (iii) one director if TPG Pantera’s beneficial ownership of the issued and outstanding shares of New Parkway common stock is at least 2.5% but less than 5%.

In addition, we have agreed to constitute our Investment Committee as a four member committee and (i) for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of the issued and outstanding shares of New Parkway common stock, TPG Pantera will have the right to have two of its designees to our board of directors appointed to the Investment Committee and one of its designees to our board of directors appointed to the Compensation Committee; and (ii) for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 2.5% but less than 5% of the issued and outstanding shares of New Parkway common stock, TPG will have the right to have one of its designees to our board of directors appointed to the Investment Committee and the Compensation Committee. Pursuant to the terms of the New Parkway Stockholders Agreement, TPG Pantera also will have the right to consent to the following actions for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of the issued and outstanding shares of New Parkway common stock, other than in connection with any change in control of New Parkway: (i) any increase or decrease in the size of the Investment Committee or the Compensation Committee; and (ii) any change in the rights and responsibilities of either the Investment Committee or the Compensation Committee.

Pursuant to the terms of the New Parkway Stockholders Agreement, for so long as TPG Pantera’s designees are appointed to the Investment Committee or the Compensation Committee, the Investment Committee and Compensation Committee may only act by majority approval, and the rights and responsibilities of the Investment Committee will include, other than in connection with a change of control of New Parkway, approval of: (i) any incurrence of indebtedness with a principal amount greater than $20 million; and (ii) certain other operational and investment related matters (which include property acquisitions and dispositions, material leases, certain mortgage financing and material service contracts, but which exclude any and all activities related to the issuance, redemption or buy-back of equity securities or equity-linked securities). All decisions and approvals regarding such equity-related matters of New Parkway shall be made by our board of directors in its sole discretion. In addition, during such period, the rights and responsibilities of the Compensation Committee will include, other than in connection with a change of control of New Parkway, approval of: (i) subject to the receipt of the approval of New Parkway stockholders with respect to such responsibility, the hiring or termination of any of New Parkway’s chief executive officer, chief financial officer, chief operating officer and chief investment officer, or any material change in any of the duties of any such executive officers; and (ii) any future compensation arrangements for such officers. During such period, our board of directors may not approve such matters without the affirmative approval of the Investment Committee or the Compensation Committee, as applicable.

Pursuant to the terms of the New Parkway Stockholders Agreement, except for certain permitted issuances, TPG Pantera will have a preemptive right to participate in our future equity issuances for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of the outstanding shares of New Parkway common stock. TPG Pantera’s preemptive rights with respect to any equity issuances of New Parkway common stock or securities convertible into or exercisable for New Parkway common stock will be subject to NYSE rules that may limit or restrict such rights.

The New Parkway Stockholders Agreement also provides the TPG Parties with customary registration rights following the Distribution, subject to the terms and conditions of the New Parkway Stockholders Agreement. Pursuant to such registration rights, we will be obligated to use commercially reasonable efforts to file a registration statement with the SEC within 30 days following the closing of the Merger to register for resale the shares held by TPG Pantera. In addition, beginning 180 days after the closing of the Merger, TPG Pantera will have, subject to certain limitations, the right to require us to register TPG Pantera’s securities on three separate occasions and, beginning one year after the closing of the Merger, will have limited piggyback registration rights in connection with offerings by other stockholders.

Agreement with Mr. James A. Thomas

Concurrently with the execution of the Merger Agreement, Parkway and Parkway LP entered into the Thomas Letter Agreement with the Thomas Parties. The Thomas Letter Agreement supplements an existing letter agreement among the parties with respect to the same matters. Pursuant to the Thomas Letter Agreement, among other things:

•	Parkway and Parkway LP agreed to cause Mr. Thomas to be appointed chairman of our board of directors following consummation of the Merger and, subject to certain continuing equity ownership requirements, to nominate Mr. Thomas for election to the board of directors at the 2017 annual meeting of New Parkway stockholders (and, if elected, to cause him to be re-appointed as chairman for three one-year terms, expiring at the 2020 annual meeting of stockholders);

•	the parties agreed that the Registration Rights Agreement dated as of October 13, 2004 among Parkway and certain of the Thomas Parties and other related persons will survive the consummation of the Merger and be binding on New Parkway with respect to the common stock of New Parkway that the Thomas Parties and other related persons will receive; and

•	prior to the Merger, Parkway LP will modify existing tax protection agreements (which currently provide Mr. Thomas and the Thomas Parties with an opportunity to contribute up to $39 million of capital in connection with a mortgage loan) in favor of Mr. Thomas and the Thomas Parties, pursuant to which their respective guarantee or contribution opportunities will be increased to up to $129 million, and Mr. Thomas and the Thomas Parties will be given the opportunity to make a capital contribution of up to $90 million in connection with certain existing mortgage loans. If those loans are no longer available, Parkway shall use commercially reasonable efforts to provide a replacement guarantee or contribution opportunity of up to an aggregate of $129 million. This obligation extends for five years after the current tax protection period expires in October 2016, subject to earlier termination in the event of a going private transaction, sale of all or substantially all of Parkway’s assets or certain similar transactions.

In the event of a going private transaction, at any time when the Thomas Parties continue to own collectively at least 50% of the limited partnership units in the successor to Parkway LP that they owned immediately following consummation of the Merger, we will use commercially reasonable efforts to cause the acquiring entity to offer to the Thomas Parties the opportunity (x) to receive a preferred equity interest in the successor to Parkway LP or the surviving entity (i) with a liquidation preference equal to the cash the Thomas Parties otherwise would have received had Mr. Thomas and the Thomas Parties exchanged their units in Parkway LP for shares of New Parkway common stock immediately prior to such transaction, and (ii) a market dividend (provided that in any event, a dividend rate of at least 5% shall be deemed satisfactory regardless of market conditions) and (y) the opportunity to provide debt guarantees for the remainder of the five-year period described above. We will agree to issue shares of New Parkway to the Thomas Parties if they exercise their redemption rights under the limited partnership agreement of the successor to Parkway LP.

The foregoing provisions of the Thomas Letter Agreement will be binding on us and the successor to Parkway LP following the Merger and the Distribution, and will not be binding upon Cousins, Cousins LP or any of their subsidiaries. The Thomas Letter Agreement will become effective upon the consummation of the Merger and the Distribution and, at that time, the existing letter agreement will terminate. The Thomas Letter Agreement will terminate upon the occurrence of a going private transaction, sale of all or substantially all of Parkway’s assets, or certain similar transactions.

The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are filed as exhibits to the registration statement of which this information statement is an exhibit, and are incorporated by reference into this information statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the Distribution, all of the outstanding shares of New Parkway stock will be owned beneficially and of record by Cousins or one of its subsidiaries. Immediately following the Distribution, New Parkway expects to have outstanding approximately              shares of common stock and              shares of limited voting stock based upon approximately              shares of Cousins common stock,              shares of Parkway common stock and              shares of Parkway limited voting stock outstanding on             , 2016, and after giving effect to on the Distribution Ratio.

Security Ownership of Certain Beneficial Owners

The following table reports the beneficial ownership of New Parkway common stock by each person or group (as those terms are used in Section 13(d)(3) of the Exchange Act) that we expect to beneficially own more than 5% of the outstanding shares of New Parkway common stock immediately following the completion of the Distribution, calculated as if the record date for the Distribution was             , 2016 based upon the receipt of              share of New Parkway common stock for each share of Cousins common stock. Unless otherwise stated in the footnotes, shares are owned directly and the person has sole voting and investment power with respect to the securities owned by such person. Unless otherwise stated, the address of each named person is c/o Parkway, Inc., Bank of America Center, 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801.

Name and Address	Number of Shares of Common Stock	Percent of Common Stock

The Vanguard Group, Inc.(1) 100 Vanguard Blvd. Malvern, Pennsylvania 19335

TPG Funds(2)(3) 301 Commerce Street, Suite 330 Fort Worth, Texas 76102

FMR LLC(4) 245 Summer Street Boston, Massachusetts 02210

Blackrock, Inc.(5) 40 East 52nd Street New York, New York 10002

Invesco Ltd. (6) Two Peachtree Pointe 1555 Peachtree Street NE Atlanta, GA 30309

Vanguard Specialized Funds – Vanguard REIT Index Fund — 23-2834924(7) 100 Vanguard Blvd. Malvern, Pennsylvania 19335

(1)	Based upon amended Statements on Schedule 13G filed on February 10, 2016, with respect to Cousins, and February 11, 2016, with respect to Parkway, with the SEC that indicated that The Vanguard Group, Inc. has sole dispositive power with respect to shares of Common Stock, shared dispositive power with respect to shares of Common Stock, sole voting power with respect to shares of Common Stock, and shared voting power with respect to shares of Common Stock. The Statements on Schedule 13G further indicated that Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of and directs the voting of shares of Common Stock as a result of its serving as investment manager of collective trust accounts and that Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of shares of Common Stock as a result of its serving as investment manager of Australian investment offerings.
(2)	TPG Funds refers to TPG Pantera and TPG Management, collectively.
(3)	Based on an amended Statement on Schedule 13D filed on May 4, 2016. Total includes shares held by TPG Pantera, whose general partner is TPG Advisors VI, Inc., a Delaware corporation. Total also includes shares held by TPG Management, whose sole member is TPG Capital Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings II Sub, L.P., a Delaware limited partnership, whose general partner is TPG Holdings, II, L.P., a Delaware limited partnership, whose general partner is TPG Holdings II-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc. (“Group Advisors”). David Bonderman and James G. Coulter are officers and sole stockholders of TPG Advisors VI, Inc. and Group Advisors and may therefore be deemed to beneficially own the shares held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares held by the TPG Funds except to the extent of their pecuniary interest therein. The address of TPG Advisors VI, Inc., Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(4)	Based upon Statements on Schedule 13G each filed on February 12, 2016 with the SEC with respect to Parkway and Cousins that indicated that FMR LLC, the parent company of Fidelity Management & Resource Company, has sole dispositive power with respect to shares of Common Stock and sole voting power with respect to shares of Common Stock.
(5)	Based upon amended Statements on Schedule 13G filed on January 8, 2016, with respect to Cousins, and January 27, 2016, with respect to Parkway, with the SEC that indicated that Blackrock, Inc. has sole dispositive power with respect to shares of Common Stock and sole voting power with respect to shares of Common Stock. The Schedule 13G/As further indicated that several subsidiaries of Blackrock, Inc., listed in Exhibit A to that schedule, are beneficial owners of Common Stock. The Schedule 13G/As state that the following subsidiaries of Blackrock, Inc. acquired the securities reported on the schedule: BlackRock (Luxembourg) S.A., BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management North Asia Limited, BlackRock Asset Management Schweiz AG, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Advisors (UK) Limited, BlackRock Fund Managers Ltd, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC and BlackRock Japan Co Ltd.
(6)	Based upon an amended Statement on Schedule 135 filed with the SEC with respect to Cousins on February 9, 2016, Invesco Ltd. has sole voting power with respect to shares of Common Stock and sole dispositive power with respect to shares of Common Stock.
(7)	Based upon amended Statements on Schedule 13G each filed on February 9, 2016 with the SEC with respect to Parkway and Cousins that indicated that Vanguard Specialized Funds — Vanguard REIT Index Fund — 23-2834924 does not have dispositive power with respect to any shares of Common Stock and sole voting power with respect to shares of Common Stock.

Security Ownership of Directors and Officers

The following table reports the number of shares of New Parkway common stock, New Parkway limited voting stock and OP units we expect to be beneficially owned by (i) each of our directors, (ii) each of the individuals we expect to be our named executive officers and (iii) all of our directors and executive officers following the Distribution, calculated as if the record date for the Distribution was             , 2016 in each case, based upon the Distribution Ratio of              share of New Parkway common stock for each share of Cousins common stock              shares of New Parkway common stock for each share of Parkway common stock and              shares of New Parkway limited voting stock for each share of Parkway limited voting stock. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or other rights (as set forth above) held by that person that are currently exercisable or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise stated in the footnotes, shares are owned directly and the person has sole voting and investment power with respect to the securities owned by such person. Unless otherwise stated, the address of each named person is c/o Parkway, Inc., Bank of America Center, 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801.

Name	Total Common Stock and OP Units	Percent of Common Stock	Percent of Common Stock and OP Units	Limited Voting Stock	Percent of Limited Voting Stock
Jason A. Bates
Scott E. Francis
James R. Heistand
M. Jayson Lipsey
Avi Banyasz
James H. Hance, Jr.

Name	Total Common Stock and OP Units	Percent of Common Stock	Percent of Common Stock and OP Units	Limited Voting Stock	Percent of Limited Voting Stock
Frank J. “Tripp” Johnson, III
Craig B. Jones
R. Dary Stone
James A. Thomas
All directors and executive officers as a group ( people)

DESCRIPTION OF MATERIAL INDEBTEDNESS

New Parkway Credit Facilities

In connection with the Merger Agreement, Parkway entered into a debt commitment letter with Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and JPMorgan Chase Bank, N.A. (the “Lenders”) in which the Lenders agreed, among other things, to provide to a subsidiary of New Parkway (the “Borrower”) (i) the New Parkway Term Loan, consisting of a senior secured loan facility in an aggregate principal amount of up to $350 million, and (ii) the New Parkway Revolving Credit Facility, consisting of a senior secured revolving credit facility in an aggregate principal amount of up to $50 million, that may be increased to $100 million subject to the satisfaction of certain conditions. It is anticipated that prior to the completion of the Distribution, New Parkway will enter into the credit agreements governing the New Parkway Credit Facilities. Of the $350 million borrowed under the New Parkway Term Loan, $200 million will be distributed to the partners of New Parkway LP who in turn will, directly or indirectly, contribute the funds to Cousins Properties LP, which will use the funds to repay certain indebtedness of Cousins and its subsidiaries, including Parkway’s existing credit facilities. New Parkway LP will retain the remaining $150 million as working capital and will be used for the general corporate purposes of New Parkway LP following the Distribution. In total, New Parkway expects to have approximately $810.6 million in outstanding indebtedness upon completion of the Separation.

The funding of the New Parkway Credit Facilities is contingent on the closing of the Merger and certain other conditions set forth in the commitment letter.

Pursuant to the debt commitment letter, we anticipate that the New Parkway Credit Facilities will be subject to the following terms.

Term. The termination date of the New Parkway Credit Facilities will be three years from the closing date of the Merger. In addition, New Parkway will have the option, exercisable one time, to extend the termination date with respect to either or both of the New Parkway Term Loan and the New Parkway Revolving Credit Facility for an additional one-year period if certain conditions are met, subject to an extension fee of 0.25% of the New Parkway Credit Facilities in effect at such time payable to the Lenders.

Interest Rate. Interest on the New Parkway Credit Facilities will accrue at a rate based on LIBOR or a base rate, in each case, plus an applicable margin. Such applicable margin will be based on the ratio of indebtedness to total asset value and will range from (i) for revolving loans that are base rate loans, 1.60% to 2.60%, (ii) for revolving loans that are LIBOR loans, 2.60% to 3.60%, (iii) for term loans that are base rate loans, 1.50% to 2.50% and (iv) for term loans that are LIBOR loans, 2.50% to 3.50%.

Availability. The maximum principal amount permitted to be outstanding under the New Parkway Credit Facilities at any time will not permitted to exceed the lesser of (i) 50% of the appraised value of the Borrowing Base Properties (defined below) and (ii) the maximum amount that would not result in a minimum implied debt service coverage ratio associated with the Borrowing Base Properties being less than 1.85 to 1.00 during the first year of the term of the New Parkway Credit Facilities, and 2.00 to 1.00 thereafter.

Prepayments. The New Parkway Credit Facilities will be pre-payable at the election of the borrower (upon not less than three business days’ written notice to the administrative agent) without premium or penalty (other than customary breakage fees).

Amortization and Maturity. The New Parkway Credit Facilities will not require any scheduled repayments of principal prior to the maturity date.

Collateral. The New Parkway Credit Facilities will be secured by (i) first lien mortgages over certain initial properties set forth in the debt commitment letter, together with any additional properties added pursuant to the terms of the New Parkway Credit Facilities (the “Borrowing Base Properties”), (ii) first priority pledges of our equity interests in any subsidiary that owns a Borrowing Base Property or any other collateral and any other subsidiary that is a guarantor of the New Parkway Credit Facilities, (iii) a first priority security interest in all furniture, fixtures and equipment at the Borrowing Base Properties, (iv) an assignment of all related leases, rents, deposits, letter of credit, escrow accounts, REA, income and profits and (v) all lease termination payments. The New Parkway Credit Facilities will also be cross collateralized and cross defaulted among all the Borrowing Base Properties;

Letters of Credit. Up to $15 million of the New Parkway Revolving Credit Facility will be available for the issuance of letters of credit, with each of Wells Fargo Bank, National Association, Bank of America, N.A. and JPMorgan Chase Bank, N.A. being the issuing banks.

Financial Covenants. At all times during the term of the New Parkway Credit Facilities we will be required to comply with the following financial covenants:

Maximum Leverage Ratio. New Parkway must maintain a ratio of total indebtedness to total asset value of not more than 0.55 to 1.00.

Minimum Fixed Charge Coverage Ratio. New Parkway must maintain a ratio of Adjusted EBITDA to fixed charges of not less than 1.75 to 1.00.

Maximum Recourse Indebtedness. New Parkway’s recourse indebtedness (other than the loans and other extensions under the New Parkway Credit Facilities) shall be limited to 5% of the total asset value.

Minimum Tangible Net Worth. New Parkway’s tangible net worth shall not be less than an amount to be specified as of the closing date of the New Parkway Credit Facilities, plus 70% of net proceeds of equity issuances occurring thereafter.

Dividend Payout/Distributions. Other than the Distribution, New Parkway may not declare or make distributions or other restricted payments, subject to customary exceptions including, among other things, amounts equal to the greater of 90% of funds from operations and distributions required to maintain REIT status.

Assets owned by Borrower and Guarantors. New Parkway may not allow the amount of adjusted total asset value attributable to assets directly owned by the borrower and the guarantors to be less than 95% of adjusted total asset value at any time.

Borrowing Base Properties. New Parkway may not allow (i) the aggregate appraised value of the Borrowing Base Properties included in the calculation of maximum loan availability to be less than $700 million, (ii) there to be less than two Borrowing Base Properties included in the calculation of maximum loan availability or (iii) the aggregate occupancy rate of the Borrowing Base Properties to be less than 80%.

Liquidity. New Parkway’s aggregate cash and cash equivalents (excluding certain tenant deposits and any other cash and cash equivalents, as agreed upon with the Lenders) plus availability under the New Parkway Revolving Credit Facility shall equal at least $100 million.

Property-Level Indebtedness

        Upon completion of the Distribution, New Parkway will own properties subject to $574.6 million of existing secured property-level indebtedness, based on principal balances at March 31, 2016. This amount was reduced on April 6, 2016, as a result of the repayment of $114.0 million mortgage debt secured by CityWestPlace I & II. We expect that any such indebtedness will include customary covenants for comparable commercial borrowers and bear customary events of default, such as nonpayment of principal when due; nonpayment of interest, fees or other amounts; violation of covenants; cross-acceleration default (to indebtedness in excess of a threshold amount); and a change of control.

DESCRIPTION OF OUR CAPITAL STOCK

Our articles and bylaws will be amended and restated prior to the Distribution. The following is a summary description of the material terms of our capital stock, as will be set forth in the New Parkway Articles and the New Parkway Bylaws, that will govern the rights of holders of our common stock and limited voting stock following consummation of the Distribution.

The following description of certain terms of our common stock, as will be in effect upon completion of the UPREIT Reorganization and the Distribution, is a summary and is qualified in its entirety by reference to the New Parkway Articles and the New Parkway Bylaws, as they will be in effect upon completion of the Distribution. While the following describes the material terms of our capital stock, the description may not contain all of the information that is important to you. You are encouraged to read the full text of the New Parkway Articles and the New Parkway Bylaws, the forms of which are included as exhibits to the registration statement on Form 10, of which this information statement is a part, as well as the applicable provisions of the MGCL.

General

Following the Distribution, our authorized stock will consist of                  shares of common stock, par value $.001 per share,                  shares of limited voting stock, par value $.001 per share and                  shares of non-voting preferred stock, par value $.001 per share.

Based on the                  shares of Cousins common stock,                  shares of Parkway common stock and                  shares of Parkway limited voting stock outstanding as of             , 2016, it is expected that we will have                  shares of common stock,                  shares of limited voting stock and 50 shares of non-voting preferred stock issued and outstanding upon completion of the Distribution.

Common Stock

All of the shares of our common stock distributed to the Cousins stockholders in the Distribution will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and the provisions of the New Parkway Articles that will restrict transfer and ownership of stock, the holders of shares of our common stock generally will be entitled to receive dividends on such stock out of funds available for distribution to the stockholders when, as and if authorized by our board of directors and declared by us. The holders of shares of our common stock will also be entitled to share ratably in our funds available for distribution to stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all known debts and liabilities and preferential rights of any other class or series of our stock.

Subject to the rights of any other class or series of our stock and the provisions of the New Parkway Articles that will restrict transfer and ownership of stock, each outstanding share of our common stock will entitle the holder to one vote on all matters submitted to a vote of the stockholders, including the election of directors. The New Parkway Articles will not permit the cumulation of votes in director elections.

Holders of shares of our common stock will generally have no preference, conversion, exchange, sinking fund, redemption or appraisal rights. Other than TPG Pantera’s rights pursuant to the New Parkway Stockholders Agreement, holders of shares of our common stock will have no preemptive rights to subscribe for any of our securities. Subject to the preferential rights of any other class or series of our stock and subject to the provisions of the New Parkway Articles that will restrict transfer and ownership of stock, all shares of our common stock will have equal dividend, liquidation and other rights.

Preferred Stock

Pursuant to the New Parkway Articles, our board of directors may from time to time establish and cause us to issue one or more classes or series of preferred stock and set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of such classes or series. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly on terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. No shares of preferred stock are expected to be outstanding immediately following the separation and we have no present plans to issue any shares of preferred stock.

Non-Voting Preferred Stock

Immediately following the Distribution, Cousins, or a subsidiary of Cousins, will own all of the shares of the non-voting preferred stock of New Parkway. All of the shares of non-voting preferred stock retained by Cousins will be duly authorized, fully paid and nonassessable.

Our non-voting preferred stock ranks senior to our common stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up of our affairs. Dividends on our non-voting preferred stock are cumulative and payable quarterly at the rate of             % per annum per share of their $100,000.00 liquidation preference. If we liquidate, dissolve or wind up our affairs, holders of our non-voting preferred stock will have the right to receive $100,000.00 per share, plus an amount per share equal to all accumulated and unpaid dividends (whether or not earned or declared) to, but not including, the date of payment, before any payments are made to holders of our common stock or other junior securities. Except as required by law, holders of our non-voting preferred stock have no voting rights.

Limited Voting Stock

All of the shares of limited voting stock distributed to holders of Cousins limited voting preferred stock will be duly authorized, fully paid and nonassessable. Each share of New Parkway limited voting stock will be “paired” with an OP unit of Parkway LP. A share of New Parkway limited voting stock will be automatically redeemed by New Parkway without consideration if such share’s paired OP unit is transferred to someone other than a permitted transferee, such share is transferred to any person separate and apart from its paired OP unit, its paired OP unit is transferred to any person separate and apart from such share of limited voting stock, such share’s OP unit is redeemed or such share is not otherwise paired with an OP unit.

Holders of shares of New Parkway limited voting stock are entitled to vote on the following matters only: the election of directors; any proposed amendment of the New Parkway Articles; any merger or other business combination; any sale of all or substantially all of New Parkway’s assets; and any liquidation of New Parkway. Holders of New Parkway limited voting stock vote on such matters together with holders of New Parkway common stock as a single class. Holders of shares of New Parkway limited voting stock are not entitled to any dividends or distributions, including in the event of any liquidation or dissolution. New Parkway limited voting stock is not convertible into or exchangeable for any other property or securities of New Parkway.

Power to Reclassify Our Unissued Shares

Our board of directors will have the power, without stockholder approval, to amend the New Parkway Articles to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to authorize us to issue additional authorized but unissued shares of common stock or preferred stock and to classify and reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock, including one or more classes or series of common stock or preferred stock that have priority with respect to voting rights, dividends or upon liquidation over shares of our common stock. Prior to the issuance of shares of each new class or series, our board of directors will be required by the MGCL and the New Parkway Articles to set, subject to the provisions of the New Parkway Articles regarding restrictions on transfer and ownership of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each class or series of stock.

Restrictions on Transfer and Ownership of Shares of New Parkway Common Stock

In order for us to qualify to be taxed as a REIT under the Code, shares of our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to qualify to be taxed as a REIT has been made) or during a proportionate period of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our capital stock (after taking into account options to acquire shares of capital stock) may be owned, directly, indirectly or through attribution, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of a taxable year (other than the first year for which an election to qualify to be taxed as a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “Material U.S. Federal Income Tax Consequences—Taxation of New Parkway and it Stockholders.”

In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code, among other purposes, the New Parkway Articles generally prohibit:

•	any person (other than a person who has been granted an exception) from actually or constructively owning more than 9.8% of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive; and

•	any person (other than a person who has been granted an exception) from actually or constructively owning more than 9.8% of the aggregate of the outstanding shares of such class or series of our preferred stock by value or by number of shares, whichever is more restrictive.

Our board of directors will grant Cousins and certain of its affiliates exemptions from the ownership limits applicable to other holders of our capital stock with respect to Cousins’ ownership of our non-voting preferred stock and Cousins’ ownership of all of our capital stock prior to the Distribution. In addition, our board may, in its sole discretion, grant an exemption to the stock ownership limits, subject to such conditions and the receipt by our board of certain representations and undertakings. The New Parkway Articles permit exceptions to be made for stockholders if our board of directors determines such exceptions will not jeopardize our qualification as a REIT.

The New Parkway Articles also prohibit any person from (1) beneficially or constructively owning, as determined by applying certain attribution rules of the Code, shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code, (2) transferring shares of our capital stock if such transfer would result in our being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), (3) beneficially or constructively owning shares of our capital stock to the extent such ownership would result in us owning (directly or indirectly) an interest in a tenant if the income derived by us from that tenant for our taxable year during which such determination is being made would reasonably be expected to equal or exceed the lesser of one percent of our gross income or an amount that would cause us to fail to satisfy any of the REIT gross income requirements and (4) beneficially or constructively owning shares of our capital stock that would cause us otherwise to fail to qualify as a REIT. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or who would have owned shares of our capital stock transferred to the trust as described below, is required to give notice immediately to us of such event or, in the case of an attempted or proposed transaction, give us at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfers on our qualification as a REIT. The foregoing restrictions on transferability and ownership of our capital stock will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to qualify, or to continue to qualify, to be taxed as a REIT. In addition, our board of directors may determine that compliance with the foregoing restrictions and limits on ownership and transfer of shares of our capital stock described above is no longer required for our qualification as a REIT.

Our board of directors, in its sole discretion, may exempt, prospectively or retroactively, a particular stockholder from the above ownership limits and any of the restrictions described above or establish a different limit on ownership (the “excepted holder limit”). However, our board of directors may not grant an exemption to any stockholder unless our board of directors obtains such representations, covenants and undertakings from such stockholder as our board of directors may deem appropriate in order to make certain determinations set forth in the New Parkway Articles. As a condition of granting the exemption or establishing the excepted holder limit, our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our qualification as a REIT.

In connection with granting an exemption or creating an excepted holder limit or at any other time, our board of directors from time to time may increase or decrease the ownership limits for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own or constructively own in the aggregate, more than 49.9% in value of the shares of our capital stock then outstanding or we would otherwise fail to qualify to be taxed as a REIT. A reduced ownership limit will not apply to any person whose percentage ownership of our common stock or our capital stock, as applicable, is at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s percentage ownership of our common stock or our capital stock, as applicable, equals or falls below such decreased ownership limit, but any further acquisition of shares of our common stock or capital stock, as applicable, will violate the decreased ownership limit.

However, if any purported transfer of our shares of stock or any other event would otherwise result in any person (such person, a prohibited owner) violating the above transfer or ownership limitations or an excepted holder limit established by our board of directors, then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause the violation (rounded up to the nearest whole share), will be automatically transferred to, and held by, a charitable trust for the exclusive benefit of one or more charitable beneficiaries selected by us, and the intended transferee or other prohibited owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer or other event that results in a transfer to the trust. If the transfer to the charitable trust as described above would not be effective for any reason to prevent the violation of the above transfer or ownership limitations then the New Parkway Articles will provide that the transfer of that number of shares of stock that otherwise would cause any person to violate the above limitations will be null and void and the intended transferee will acquire no rights in such shares. Shares of our capital stock held in the charitable trust will continue to constitute issued and outstanding shares of our stock. The prohibited owner will not benefit economically from ownership of any shares of our capital stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of our capital stock held in the charitable trust. The trustee of the charitable trust will be designated by us and must be unaffiliated with us or any prohibited owner and will exercise all voting rights and receive all dividends or other distributions with respect to shares of stock held in the charitable trust for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of stock have been transferred to a trust as described above must be repaid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee will be held in trust for the trust’s charitable beneficiary. Subject to Maryland law, effective as of the date that such shares of stock have been transferred to the charitable trust, the trustee, in its sole discretion, will have the authority to:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that such shares have been transferred to the charitable trust; and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s charitable beneficiary.

However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee must sell the shares of stock held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations or the other restrictions on ownership and transfer of shares of our capital stock in the New Parkway Articles. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary. The prohibited owner will receive the lesser of:

•	the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the sales proceeds received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a prohibited owner, then:

•	such shares will be deemed to have been sold on behalf of the charitable trust; and

•	to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share paid by the prohibited owner for the shares in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and

•	the market price on the date we, or our designee, accept such offer.

We may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares of our capital stock held in the charitable trust as discussed above. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any dividends or other distributions with respect to the shares to the charitable beneficiary.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) in value of the outstanding shares of our capital stock within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us such additional information as we may request in order to determine the effect, if any, of the owner’s beneficial ownership on our qualification as a REIT and to ensure compliance with our ownership limitations. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our capital stock and any person or entity (including the stockholder of record) who is holding shares of our capital stock for a beneficial owner or constructive owner shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

Our ownership limitations could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or might otherwise be in the best interest of our stockholders.

Amendments to Our Articles and Bylaws and Approval of Extraordinary Actions

Under the MGCL, a Maryland corporation generally cannot amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these actions by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The New Parkway Articles will provide that the affirmative vote of at least a majority of the votes entitled to be cast on the matter will be required to approve all articles amendments or extraordinary actions. However, the MGCL permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Our board of directors will have the exclusive power to adopt, alter or repeal any provision of the New Parkway Bylaws and to adopt new bylaws.

Removal of Directors; Vacancies on Our Board of Directors

The New Parkway Articles will provide that, subject to the rights of holders of any class or series of stock separately entitled to elect one or more directors, a director may be removed only with cause, by the affirmative vote of two-thirds of the combined voting power of all classes of stock entitled to vote in the election of directors, voting as a single class.

Business Combinations

Under Section 3-602 of the MGCL, “business combinations” between a Maryland corporation and an interested stockholder, or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which such stockholder becomes an interested stockholder. Business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation; or

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, a board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by the holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as described under the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These supermajority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has not yet determined whether it will opt out of the business combination provisions of the MGCL.

Control Share Acquisitions

Under Section 3-702 of the MGCL, issued and outstanding shares of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to, directly or indirectly, exercise voting power in electing directors within one of the following ranges of voting power:

•	more than one-tenth but less than one-third;

•	more than one-third but less than a majority; or

•	more than a majority.

Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made, or proposes to make, a control share acquisition may require the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to require the calling of a special meeting is subject to the satisfaction or waiver of certain conditions, including an undertaking to pay the expenses of the special meeting. If no request for a special meeting is made, the corporation may itself present the question at any stockholder meeting.

If voting rights are not approved at the special meeting, or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain conditions and limitations, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our board of directors has not yet determined whether it will opt out of the control share acquisition statute.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or by a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by the vote of the directors;

•	a requirement that a vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors in office and such director shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified; and

•	a majority requirement for the calling of a special meeting of stockholders.

Our board of directors has not yet determined whether it will elect to be subject to Subtitle 8.

Special Meetings of the Stockholders

Our chairman, Chief Executive Officer, President or board of directors will have the power to call a special meeting of stockholders. A special meeting of our stockholders to act on any matter that may properly be brought before a meeting of stockholders will also be called by the secretary upon the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast on such matter at the meeting and containing the information required by the New Parkway Bylaws. The secretary will be required to inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including its proxy materials), and the requesting stockholder will be required to pay such estimated cost to the secretary prior to the preparation and mailing of any notice for such special meeting.

Transactions Outside the Ordinary Course of Business

Under the MGCL, a Maryland corporation generally may not dissolve, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. The New Parkway Articles will provide that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.

Dissolution of Our Company

The dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of the holders of a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nomination and New Business

The New Parkway Bylaws will provide that, at any annual meeting of stockholders, nominations of individuals for election to the board of directors and proposals of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who was a stockholder of record at the time of provision of notice and at the time of the meeting, is entitled to vote at the meeting in the election of directors or on such other proposed business and who has complied with the advance notice procedures of the New Parkway Bylaws.

Only the business specified in our notice of meeting may be brought before any special meeting of stockholders. The New Parkway Bylaws will provide that nominations of individuals for election to our board of directors at a special meeting of stockholders may be made only (1) pursuant to the notice of the meeting, (2) by or at the direction of its board of directors or (3) if the special meeting has been called for the purpose of electing directors, by any stockholder of record at the time of provision of the notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions that will be set forth in the New Parkway Bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting stockholder meetings. Although the New Parkway Bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, the New Parkway Bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Effect of Certain Provisions of Maryland Law and of Our Articles and Bylaws

Although our board of directors has not determined whether it will opt out of the business combination provisions of the MGCL, if it does not, the business combination statute may discourage others from trying to acquire more than 10% of our stock without the advance approval of our board of directors, and may substantially delay or increase the difficulty of consummating any transaction that could result in a change of control of New Parkway. Because our board of directors will be able to approve exceptions to the ownership limits and exempt transactions from the business combination statute, the ownership limits and the business combination statute will not interfere with a merger or other business combination approved by our board of directors. The power of our board of directors to classify and reclassify unissued common stock or preferred stock, and authorize us to issue classified or reclassified shares, also could have the effect of delaying, deferring or preventing a change in control or other transaction.

The provisions described above, along with other provisions of the MGCL and the New Parkway Bylaws discussed above, including provisions relating to the removal of directors and the filling of vacancies, the supermajority vote that will be required to amend certain provisions of the New Parkway Articles, the advance notice provisions and the procedures that stockholders will be required to follow to request a special meeting, alone or in combination, could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control that might involve a premium price for shares of our common stockholders or otherwise be in the best interest of our stockholders, and could increase the difficulty of consummating any offer.

Transfer Agent and Registrar

After the Separation, the registrar and transfer agent for our common stock will be             .

Listing

We expect that our common stock will be listed on the NYSE under the symbol “PKY.”

Sale of Unregistered Securities

In the past three years, New Parkway has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities and new securities resulting from the modification of outstanding securities.

In connection with its incorporation on June 3, 2016, New Parkway issued 1,000 common shares of New Parkway common stock to Parkway pursuant to Section 4(a)(2) of the Securities Act.

Indemnification of Directors and Executive Officers

The MGCL permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services, or (2) active or deliberate dishonesty that is established by a final judgment and that is material to the cause of action. The New Parkway Articles will contain a provision that will limit, to the maximum extent permitted by the MGCL, the liability of our directors and officers to us and our stockholders for money damages.

The MGCL requires a Maryland corporation (unless otherwise provided in its charter, which the New Parkway Articles will not so provide) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

The New Parkway Articles will require, to the maximum extent permitted by the MGCL in effect from time to time, that we indemnify and pay or reimburse the reasonable expenses in advance of the final disposition of a proceeding of (1) any present or former director or officer who was made or threatened to be made a party to the proceeding by reason of his or her service in their capacity and (2) any individual who, while a director or officer and, at our request, serves or has served another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member, manager, employee or agent and who was made or threatened to be made a party to the proceeding by reason of his or her service in their capacity.

We will enter into indemnification agreements with each of our executive officers and directors providing for the indemnification of, and advancement of expenses to, each such person in connection with claims, suits or proceedings arising as a result of such person’s service as an officer or director of ours. We also will maintain insurance on behalf of our directors and officers, insuring them against liabilities that they may incur in such capacities or arising from this status.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Stockholders

The following is a general discussion of the anticipated material U.S. federal income tax consequences of the Distribution to U.S. holders (as defined below) of Cousins common stock that receive shares of New Parkway common stock in the Distribution. The following discussion is based on the Code, the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this section. This discussion assumes that the Distribution will be completed in accordance with the Separation and Distribution Agreement. This discussion is not a complete description of all of the tax consequences of the Distribution and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders of shares of Cousins common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, banks and certain other financial institutions, tax-exempt organizations, partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities), regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, insurance companies, mutual funds, dealers or brokers in stocks and securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, holders subject to the alternative minimum tax provisions of the Code, holders who acquired Cousins common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights, holders who actually or constructively own more than 5% of Cousins common stock, persons that are not U.S. holders, holders whose functional currency is not the U.S. dollar, holders who hold shares of Cousins common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transactions, or United States expatriates).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Cousins common stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Cousins common stock, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Cousins common stock, and any partners in such partnership should consult their own independent tax advisors regarding the tax consequences of the Distribution to their specific circumstances.

Determining the actual tax consequences of the Distribution to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the Distribution in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

For U.S. federal income tax purposes, the Distribution will not qualify for treatment as a tax-free distribution by Cousins with respect to its stock. Accordingly, the Distribution will be treated as a taxable distribution by Cousins to each Cousins stockholder in an amount equal to the fair market value on the Distribution date of the shares of New Parkway common stock (including fractional shares for which a U.S. holder receives cash) received by such stockholder (the “Distribution Amount”).

The Distribution Amount received by a U.S. holder will generally be treated as a taxable dividend to the extent of such U.S. holder’s ratable share of any current or accumulated earnings and profits of Cousins (including gain recognized by Cousins in connection with the Separation and the Distribution). Cousins will not be able to advise holders of the amount of earnings and profits of Cousins until after the end of the calendar year in which the Distribution occurs. However, Cousins anticipates that it will recognize a substantial amount of capital gain for tax purposes in connection with the Separation that will have the effect of substantially increasing its earnings and profits for the year in which the Distribution occurs.

To the extent that the Distribution Amount received by a U.S. holder exceeds such U.S. holder’s ratable share of Cousins’ current and accumulated earnings and profits (as determined under U.S. federal income tax principles), any such excess will generally be treated as a return of capital and will not be taxable to a U.S. holder to the extent of such U.S. holder’s adjusted tax basis in its Cousins common stock. Any portion of the Distribution Amount that is treated as a nontaxable return of capital will reduce the adjusted tax basis of the U.S. holder’s Cousins shares.

To the extent that any such excess portion of the Distribution Amount received by a U.S. holder exceeds such U.S. holder’s adjusted tax basis in its Cousins shares, such excess will be treated as capital gain recognized on a sale or exchange of such Cousins shares. Any such gain will be long-term capital gain if the U.S. holder’s holding period for the Cousins shares exceeds one year, or short-term capital gain if the U.S. holder’s shares of Cousins common stock have been held for one year or less. In the case of a former Parkway stockholder that is a U.S. holder, such U.S. holder’s holding period for its shares of Cousins common stock received in the Merger will include such holder’s holding period for its shares of Parkway common stock exchanged in the Merger. A U.S. holder’s holding period for its Cousins shares will not be affected by the Distribution.

A U.S. holder’s tax basis in the shares of New Parkway common stock received in the Distribution (including any fractional shares deemed to be received) generally will equal the fair market value of those shares on the Distribution date, and a U.S. holder’s holding period for those shares will begin the day after the Distribution date.

Although Cousins will ascribe a value to the shares of New Parkway common stock it distributes in the Distribution for tax purposes, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to those shares, particularly if shares of New Parkway common stock trade at prices significantly above the value ascribed to those shares by Cousins in the period following the Distribution. Such a higher valuation may cause a U.S. holder to recognize additional dividend or capital gain income or may cause a larger reduction in the tax basis of a U.S. holder’s shares of Cousins common stock.

Cash in Lieu of Fractional Shares of New Parkway Common Stock

Any cash received by a U.S. holder in lieu of a fractional share of New Parkway common stock should be treated as if such fractional share had been (i) received by the U.S. holder as part of the Distribution and then (ii) sold by such U.S. holder for the amount of cash received. Because the basis of the fractional share deemed received by a U.S. holder in the Distribution will equal the fair market value of such factional share on the Distribution date, a stockholder of Cousins generally should not recognize additional gain or loss on the transaction described in (ii) of the preceding sentence unless the fractional share is sold at a price different from its fair market value on the Distribution date.

Backup Withholding and Information Reporting

The distribution of shares of New Parkway common stock and any payment of cash to a U.S. holder of Cousins common stock in lieu of fractional shares of New Parkway common stock may be subject to information reporting and backup withholding (currently at a rate of 28%), unless such U.S. holder delivers a properly completed

IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s federal income tax liability, if any, provided that the required information is timely supplied to the IRS.

This preceding discussion does not purport to be a complete analysis or discussion of all of the potential tax consequences of the Distribution. Determining the actual tax consequences of the Distribution to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the Distribution in your particular circumstances, including (i) the amount of gain, if any, that you could recognize in connection with the Distribution to the extent that the value of the New Parkway common stock on the Distribution date exceeds that amount required to be treated as a taxable dividend and (ii) the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

In that regard, if you are a non-U.S. stockholder, Cousins or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the distribution of New Parkway common stock payable to you, and any such withholding would be satisfied by Cousins or such agent by withholding and selling a portion of the shares of New Parkway common stock that otherwise would be distributable to you or by withholding from other property held in your account with the withholding agent.

Taxation of New Parkway and its Stockholders

The following is a summary of certain material U.S. federal income tax consequences relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common stock. For purposes of this discussion, references to “our company,” “we” and “us” mean only New Parkway and not its subsidiaries or affiliates, except as otherwise indicated, and references to “customer” are to persons who are treated as lessees of real property for purposes of the REIT requirements. This summary is based upon the Code, the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this section. The summary is also based upon the assumption that we will operate New Parkway and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general information only, is not tax advice, and does not purport to discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of its particular investment or tax circumstances, or to investors subject to special tax rules, including, but not limited to:

•	tax-exempt organizations, except to the extent discussed below in “—Taxation of U.S. Stockholders—Taxation of Tax-Exempt Stockholders”;

•	broker-dealers;

•	non-U.S. corporations, non-U.S. partnerships, non-U.S. trusts, non-U.S. estates, or individuals who are not taxed as citizens or residents of the United States, all of which may be referred to, collectively, as “non-U.S. persons,” except to the extent discussed below in “—Taxation of Non-U.S. Stockholders”;

•	trusts and estates;

•	regulated investment companies;

•	REITs and other pass-through entities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	financial institutions;

•	insurance companies;

•	subchapter S corporations;

•	foreign (non-U.S. governments);

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding the shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security” or other integrated investment;

•	persons who receive the shares upon the exercise of employee stock options or otherwise as compensation;

•	persons holding the shares through a partnership or similar pass-through entity;

•	persons with a “functional currency” other than the U.S. dollar;

•	persons holding 10% or more (by vote or value) of our shares, except to the extent discussed below;

•	persons who do not hold the shares as a “capital asset,” within the meaning of Section 1221 of the Code;

•	corporations subject to the provisions of Section 7874 of the Code;

•	U.S. expatriate;, or

•	persons otherwise subject to special tax treatment under the Code.

This summary does not address state, local or non-U.S. tax considerations. This summary also does not consider tax considerations that may be relevant with respect to securities we may issue, or selling security holders may sell, such as limited voting stock, other than our shares of common stock.

The U.S. federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Each prospective investor is advised to consult his or her tax advisor to determine the impact of his or her personal tax situation on the anticipated tax consequences of the acquisition, ownership and sale of our common stock and of our intended election to be taxed as a REIT. This includes the U.S. federal, state, local, foreign and other tax considerations of the ownership and sale of our common stock and the potential changes in applicable tax laws.

Each Cousins stockholder also should review the section of this information statement captioned “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Stockholders.”

Taxation of Our Company

The sections of the Code that relate to our qualification and taxation as a REIT are highly technical and complex. This discussion sets forth the material aspects of the Code sections that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and Treasury Regulations, and related administrative and judicial interpretations.

Immediately after the effective time of the Merger, we will be treated as a “qualified REIT subsidiary” of Cousins. As described below, a corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT for U.S. federal income tax purposes. We intend to elect to be taxed as a REIT for U.S. federal income tax purposes beginning with our short taxable year commencing on the day prior to the Distribution and ending on December 31, 2016.

In connection with the Separation, the UPREIT Reorganization and the Distribution, we will receive an opinion from Hogan Lovells US LLP to the effect that, commencing with our short taxable year commencing on the day prior to the Distribution and ending on December 31, 2016, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our short taxable year ending December 31, 2016 and subsequent taxable years. You should be aware that Hogan Lovells US LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us and Cousins as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS, or any court, and speaks as of the date issued. In addition, Hogan Lovells US LLP’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Hogan Lovells US LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hogan Lovells US LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which would require us to pay an excise or penalty tax (which could be material) for us to satisfy the requirements for REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify as a REIT.”

Taxation of REITs in General

For each taxable year in which we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income tax on our “REIT taxable income” (generally, taxable income subject to specified adjustments, including a deduction for dividends paid and excluding our net capital gain) that is distributed currently to our stockholders.

Any net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to our stockholders, subject to special rules for certain items such as the net capital gain that we recognize.

Even if we qualify for taxation as a REIT, we will be subject to U.S. federal income tax in the following circumstances:

1.	We will be taxed at regular corporate rates on any undistributed “REIT taxable income,” including any undistributed net capital gain. REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

2.	We (or our stockholders) may be subject to the “alternative minimum tax” on our items of tax preference, if any.

3.	If we have (1) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business, or (2) other non-qualifying income from foreclosure property, such income will be subject to tax at the highest corporate rate.

4.	Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property.

5.

If we fail to satisfy either the 75% gross income test or the 95% gross income test, as discussed below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our qualification as a REIT because we satisfy specified cure provisions, we will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect our profitability.

6.	We will be subject to a 4% nondeductible excise tax on the excess of the required calendar year distribution over the sum of the amounts actually distributed, excess distributions from the preceding tax year and amounts retained for which U.S. federal income tax was paid. The required distribution for each calendar year is equal to the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year, other than capital gains we elect to retain and pay tax on as described below; and

•	any undistributed taxable income from prior taxable years.

7.	We will be subject to a 100% penalty tax on certain rental income we receive when a taxable REIT subsidiary provides services to our customers, on certain expenses deducted by a taxable REIT subsidiary on payments made to us and on income for services rendered to us by a taxable REIT subsidiary, if the arrangements among us, our customers, and our taxable REIT subsidiaries do not reflect arm’s-length terms.

8.	If we acquire any assets, directly or indirectly, from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which our basis in the asset is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, we would be liable for corporate income tax, at the highest applicable corporate rate, on the “built-in gain” inherent in those assets if we disposed of those assets within ten years after they were acquired. To the extent that assets are transferred to us in a carry-over basis transaction by a partnership in which a C corporation owns an interest, we will be subject to this tax in proportion to the C corporation’s interest in the partnership. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. The results described in this paragraph assume that the C corporation or partnership transferor will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

9.	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a U.S. stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the U.S. stockholder in our common stock.

10.	If we violate an asset test (other than certain de minimis violations) or other requirements applicable to REITs, as described below, but our failure is due to reasonable cause and not due to willful neglect and we nevertheless maintain our REIT qualification because we satisfy specified cure provisions, we will be subject to a tax equal to the greater of $50,000 or the amount determined by multiplying the net income generated by such non-qualifying assets by the highest rate of tax applicable to C corporations during periods when owning such assets would have caused us to fail the relevant asset test.

11.	If we fail to satisfy a requirement under the Code and the failure would result in the loss of our REIT qualification, other than a failure to satisfy a gross income test or an asset test, as described in paragraph 10 above, but nonetheless maintain our qualification as a REIT because the requirements of certain relief provisions are satisfied, we will be subject to a penalty of $50,000 for each such failure.

12.	If we fail to comply with the requirement to send annual letters to our stockholders requesting information regarding the actual ownership of our shares and the failure was not due to reasonable cause or was due to willful neglect, we will be subject to a $25,000 penalty or, if the failure is intentional, a $50,000 penalty.

13.	The earnings of any subsidiaries that are C corporations, including any taxable REIT subsidiaries, are subject to U.S. federal corporate income tax.

Notwithstanding our qualification as a REIT, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on our assets, operations or net worth. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

The Code defines a “REIT” as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)	that is neither a financial institution nor an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding shares or other beneficial interest of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities and as determined by applying certain attribution rules) during the last half of each taxable year;

(7)	that makes an election to be a REIT for the current taxable year, or has made such an election for a previous taxable year that has not been revoked or terminated, and that satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	that uses a calendar year as its taxable year for U.S. federal income tax purposes;

(9)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions; and

(10)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year.

The Code provides that conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT (our first taxable year as a REIT will be the year commencing on the day prior to the Distribution and ending December 31, 2016). Condition (6) must be met during the last half of each taxable year. For purposes of determining share ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

We believe that we have been organized and we intend to operate and we intend to issue sufficient shares of common stock with sufficient diversity of ownership to allow us to satisfy the above conditions. We believe that we will issue sufficient common stock in the Distribution with sufficient diversity of ownership to allow us to satisfy requirements (5) and (6) above. In addition, the New Parkway Articles contains restrictions regarding the transfer and ownership of our shares that are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above but without causing us to violate the freely transferable shares requirement described in clause (2) above. See “Description of Our Capital Stock—Restrictions on Transfer and Ownership of Shares of New Parkway Common Stock.” If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT unless we qualify for certain relief provisions described below under “—Requirements for Qualification as a REIT—Relief from Violations; Reasonable Cause.”

To monitor our compliance with condition (6) above, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of specified percentages of our shares pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by us). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information. If we comply with the record-keeping requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above.

To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes beginning with our short taxable year commencing on the day prior to the Distribution and ending on December 31, 2016, and we do not believe that we have succeeded to any earnings and profits of a C corporation. Therefore, we do not believe we had any undistributed non-REIT earnings and profits.

For purposes of condition (8), we intend to adopt December 31 as our year end, and thereby satisfy this requirement.

As noted above, from the effective time of the Merger until the issuance of New Parkway non-voting preferred stock to Cousins, or a subsidiary of Cousins, we will be a “qualified REIT subsidiary” of Cousins. Under applicable Treasury Regulations, if either of Cousins or Parkway failed to qualify as a REIT in its 2012 through 2016 taxable years, unless Cousins’ or Parkway’s failure to qualify as a REIT was subject to relief under as described below under “—Failure to Qualify as a REIT,” we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Cousins or Parkway failed to qualify. Cousins and Parkway will obtain opinions of counsel in connection with the Merger as to their qualification as REITs at the time of the Merger.

Relief from Violations; Reasonable Cause

The Code provides relief from violations of the REIT gross income requirements, as described below under “—Requirements for Qualification as a REIT—Gross Income Tests,” in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Code extend similar relief in the case of certain violations of the REIT asset requirements (see “—Requirements for Qualification as a REIT—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we did not have reasonable cause for a failure, we would fail to qualify as a REIT. Whether we would have reasonable cause for any such failure cannot be known with certainty, because the determination of whether reasonable cause exists depends on the facts and circumstances at the time and we cannot provide any assurance that we in fact would have reasonable cause for a particular failure or that the IRS would not successfully challenge our view that a failure was due to reasonable cause. Moreover, we may be unable to actually rectify a failure and restore asset test compliance within the required timeframe due to the inability to transfer or otherwise dispose of assets, including as a result of restrictions on transfer imposed by our lenders or undertakings with our co-investors or the inability to acquire additional qualifying assets due to transaction risks, access to additional capital or other considerations. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs, as described below. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships, which include the assets, liabilities, and items of income of any partnership in which such subsidiary partnership holds an interest, is treated as our asset and item of income for purposes of applying the REIT requirements.

Any investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any subsidiary partnership as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in “—Requirements for Qualification as a REIT—Asset Tests” and “—Requirements for Qualification as a REIT—Gross Income Tests,” and in turn could prevent us from qualifying as a REIT, unless we are eligible for relief from the violation pursuant to relief provisions. See “—Requirements for Qualification as a REIT—Relief from Violations; Reasonable Cause” above, and “—Requirements for Qualification as a REIT—Gross Income Tests,” “—Requirements for Qualification as a REIT—Asset Tests” and “—Failure to Qualify as a REIT,” below, for discussion of the effect of failure to satisfy the REIT tests for a taxable year, and of the relief provisions. In addition, any change in the status of any subsidiary partnership for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Recent legislation may alter who bears the liability in the event any subsidiary partnership is audited and an adjustment is assessed. Congress recently revised the rules applicable to U.S. federal income tax audits of partnerships (such as certain of our subsidiaries) and the collection of any tax resulting from any such audits or other tax proceedings, generally for taxable years beginning after December 31, 2017. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. Many questions remain as to how the new rules will apply, especially with respect to partners that are REITs, and it is not clear at this time what effect this new legislation will have on us. However, these changes could increase the U.S. federal income tax, interest, or penalties otherwise borne by us in the event of a U.S. federal income tax audit of a subsidiary partnership.

Ownership of Disregarded Subsidiaries. If we own a corporate subsidiary that is a “qualified REIT subsidiary,” (“QRS”), that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs, as described below. A QRS is any corporation, other than a taxable REIT subsidiary, that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours) the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation unless it is a taxable REIT subsidiary or a QRS. See “—Requirements for Qualification as a REIT—Gross Income Tests” and “—Requirements for Qualification as a REIT—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. In general, we my jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a taxable REIT subsidiaries. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a taxable REIT subsidiary or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a taxable REIT subsidiary or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the shares issued by a taxable subsidiary corporation to us are assets in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of taxable REIT subsidiaries or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake, indirectly, activity that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use taxable REIT subsidiaries or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s customers that are not conducted on an arm’s-length basis. We intend that all of our transactions with our taxable REIT subsidiaries, if any, will be conducted on an arm’s-length basis.

Gross Income Tests

To qualify as a REIT, we must satisfy two gross income requirements that are applied on an annual basis. First, in each taxable year, at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, as described below, and certain foreign currency transactions) must be derived from investments relating to real property or mortgages on real property, including:

•	“rents from real property”;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real property or mortgages on real property, in either case, not held for sale to customers;

•	interest income derived from mortgage loans secured by real property; and

•	income attributable to temporary investments of new capital in stocks and debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or issuance of debt obligations with at least a five-year term.

Second, at least 95% of our gross income in each taxable year (excluding gross income from prohibited transactions, certain hedging transactions, as described below, and certain foreign currency transactions) must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as (a) other dividends, (b) interest (including interest income from debt instruments issued by publicly offered REITs), and (c) gain from the sale or disposition of stock or securities (including gain from the sale or other disposition of debt instruments issued by publicly offered REITs), in either case, not held for sale to customers.

Gross income from certain hedging transactions is excluded from gross income for purposes of the 75% gross income test and 95% gross income test. Income from, and gain from the termination of, certain hedging transactions, where the property or indebtedness that was the subject of the prior hedging transaction was extinguished or disposed of, also will be excluded from gross income for purposes of the 75% gross income test and the 95% gross income test. See “—Requirements for Qualification as a REIT—Gross Income Tests—Income from Hedging Transactions.”

Rents from Real Property. Rents we receive will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the customer, the computation of the rent payable, and the nature of the property lease.

•	First, the amount of rent must not be based in whole, or in part, on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•	Second, we, or an actual or constructive owner of 10% or more of our shares, must not actually or constructively own 10% or more of the interests in the customer, or, if the customer is a corporation, 10% or more of the voting power or value of all classes of stock of the customer. Rents received from such customer that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if either (i) at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other customers for comparable space or (ii) the property is a qualified lodging facility or a qualified health care property and such property is operated on behalf of the taxable REIT subsidiary by a person who is an “eligible independent contractor” (as described below) and certain other requirements are met;

•	Third, rent attributable to personal property, leased in connection with a lease of real property, must not be greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property”; and

•	Fourth, for rents to qualify as “rents from real property,” for the purpose of satisfying the gross income tests, we generally must not operate or manage the property or furnish or render services to the customers of such property, other than through an “independent contractor” who is adequately compensated and from whom we derive no revenue or through a taxable REIT subsidiary. This requirement, however, does not apply to the extent the services we provide are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, this requirement will not apply to “non-customary” services we provide, if the annual value of such non-customary services does not exceed 1% of the gross income derived from the property with respect to which the non-customary services are provided (the “1% de minimis exception”). For this purpose, such services may not be valued at less than 150% of our direct cost of providing the service, and any gross income deemed to have been derived by us from the performance of non-customary services pursuant to the 1% de minimis exception will constitute nonqualifying gross income under the 75% and 95% gross income tests.

We intend to monitor the activities provided at, and the non-qualifying income arising from, our properties and do not expect to provide services at levels that will cause us to fail to meet the income tests. We provide services and may provide access to third-party service providers at some or all of our properties. We believe that all access to service providers and services that we expect to provide to customers (other than through an eligible independent contractor or a taxable REIT subsidiary) either are usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant, or, if considered impermissible services, will not result in an amount of impermissible customer service income that will cause us to fail to meet the income test requirements. However, we cannot provide any assurance that the IRS will agree with these positions.

Income we receive which is attributable to the rental of parking spaces at the properties will constitute rents from real property for purposes of the REIT gross income tests if the services provided with respect to the parking facilities are performed by independent contractors from whom we derive no income, either directly or indirectly, or by a taxable REIT subsidiary. We believe that the income we receive that is attributable to parking facilities will meet these tests and, accordingly, will constitute rents from real property for purposes of the REIT gross income tests.

Interest Income. “Interest” generally will be non-qualifying income for purposes of the 75% or 95% gross income tests if it depends, in whole or in part, on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. We do not expect to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests.

Dividend Income. We may directly or indirectly receive distributions from taxable REIT subsidiaries or other corporations that are not REITs or QRSs. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends from any taxable REIT subsidiaries to cause us to exceed the limit on non-qualifying income under the 75% gross income test. Dividends that we receive from other qualifying REITs, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Income from Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap or cap agreements, option agreements, and futures or forward contracts. Income of a REIT, including income from a pass-through subsidiary, arising from “clearly identified” hedging transactions that are entered into to manage the risk of interest rate or price changes with respect to borrowings, including gain from the disposition of such hedging transactions, to the extent the hedging transactions hedge indebtedness incurred, or to be incurred, by the REIT to acquire or carry real estate assets (each such hedge, a “Borrowings Hedge”), will not be treated as gross income for purposes of either the 95% gross income test or the 75% gross income test. Income of a REIT arising from hedging transactions that are entered into to manage the risk of currency fluctuations with respect to our investments (each such hedge, a “Currency Hedge”) will not be treated as gross income for purposes of either the 95% gross income test or the 75% gross income test provided that the transaction is “clearly identified.” This exclusion from the 95% and 75% gross income tests also will apply if we previously entered into a Borrowings Hedge or a Currency Hedge, a portion of the hedged indebtedness or property is disposed of, and in connection with such extinguishment or disposition we enter into a new “clearly identified” hedging transaction to offset the prior hedging position. In general, for a hedging transaction to be “clearly identified,” (1) it must be identified as a hedging transaction before the end of the day on which it is acquired, originated, or entered into; and (2) the items of risks being hedged must be identified “substantially contemporaneously” with entering into the hedging transaction (generally not more than 35 days after entering into the hedging transaction). To the extent that we hedge with other types of financial instruments or in other situations, the resultant income will be treated as income that does not qualify under the 95% or 75% gross income tests unless the hedge meets certain requirements and we elect to integrate it with a specified asset and to treat the integrated position as a synthetic debt instrument. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT but there can be no assurance we will be successful in this regard.

Income from Prohibited Transactions. Any gain that we realize on the sale of any property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, either directly or through subsidiary partnerships and limited liability companies, (excluding sales of foreclosure property and sales conducted by taxable REIT subsidiaries) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. Under a statutory safe harbor, however, we generally will not be subject to the 100% tax with respect to gain on a property we sell if (i) we have held the property for at least two years for the production of rental income prior to the sale, (ii) capitalized expenditures on the property in the two years preceding the sale are less than 30% of the net selling price of the property, and (iii) we either (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure and other than certain involuntary conversions) in the year of sale or (b) meet certain other conditions. The sale of more than one property to a buyer as part of one transaction constitutes one sale for purposes of this safe harbor. Not all of our property sales may qualify for the safe harbor. Nevertheless, we intend to own our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning rental properties and making occasional sales of properties as are consistent with our investment objectives. However, the IRS may successfully contend that some or all of the sales made by us or subsidiary partnerships or limited liability companies are prohibited transactions, in which case, we would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Income from Foreclosure Property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that constitutes qualifying income for purposes of the 75% gross income test. Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property. Any gain from the sale of property for which a foreclosure property election has been made and remains in place generally will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property if the election is available (which may not be the case with respect to any acquired “distressed loans”).

Failure to Satisfy the Gross Income Tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth a description of each item of our gross income that satisfies the gross income tests for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. As discussed above, under “—Taxation of REITs in General,” even if these relief provisions apply, a tax would be imposed based on the amount of non-qualifying income. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the income tests applicable to REITs.

Any redetermined rents, redetermined deductions, excess interest, or redetermined taxable REIT subsidiary service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by taxable REIT subsidiaries to any of our customers, redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations, and redetermined taxable REIT subsidiary service income is gross income (less deductions allocable thereto) of a taxable REIT subsidiary attributable to services provided to, or on behalf of, us that is less than the amounts that would have been paid by us to the taxable REIT subsidiary if based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where:

•	amounts are excluded from the definition of impermissible customer service income as a result of satisfying the 1% de minimis exception;

•	a taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

•	rents paid to us by customers leasing at least 25% of the net leasable space of the REIT’s property who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the REIT’s customers leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the service is separately stated; or

•	the taxable REIT subsidiary’s gross income from the service is not less than 150% of the taxable REIT subsidiary’s direct cost of furnishing the service.

While we anticipate that any fees paid to a taxable REIT subsidiary for customer services will reflect arm’s-length rates, a taxable REIT subsidiary may, under certain circumstances, provide customer services which do not satisfy any of the safe-harbor provisions described above. Nevertheless, these determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the redetermined rent, redetermined deductions or excess interest, as applicable.

Asset Tests

To qualify as a REIT, at the close of each calendar quarter, we must satisfy the following tests relating to the nature and diversification of our assets. For purposes of the asset tests, a REIT is not treated as owning the stock of a QRS or an equity interest in any entity treated as a partnership otherwise disregarded for U.S. federal income tax purposes. Instead, a REIT is treated as owning its proportionate share of the assets held by such entity.

•	At least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, and U.S. government securities. For purposes of this test, real estate assets include interests in real property, such as land and buildings, leasehold interests in real property, stock of other corporations that qualify as REITs (and debt instruments issued by publicly offered REITs, interests in mortgages on interests in real property and personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as “rents from real property”), some types of mortgage-backed securities and mortgage loans, and stock or debt instruments held for less than one year purchased with an offering of our shares or long term debt. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below:

•	not more than 25% of our total assets may be represented by securities other than those described in the first bullet above.

•	except for securities described in the first bullet above and the last bullet below and securities in qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

•	except for securities described in the first bullet above and the last bullet below and securities in QRSs and taxable REIT subsidiaries, we may not own more than 10% of any one issuer’s outstanding voting securities.

•	except for securities described in the first bullet above and the last bullet below and securities in QRSs and taxable REIT subsidiaries, and certain types of indebtedness that are not treated as securities for purposes of this test, as discussed below, we may not own more than 10% of the total value of the outstanding securities of any one issuer.

•	not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. For our tax years beginning after December 31, 2017, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

•	not more than 25% of our total assets may be represented by debt instruments issued by publicly offered REITs that are “nonqualified” debt instruments (e.g., not secured by real property or interests in real property).

The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including (1) loans to individuals or estates; (2) obligations to pay rent from real property; (3) rental agreements described in Section 467 of the Code; (4) any security issued by other REITs; (5) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (6) any other arrangement as determined by the IRS. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by a partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, debt will meet the “straight debt” safe harbor if (1) neither us, nor any of our controlled taxable REIT subsidiaries (i.e., taxable REIT subsidiaries more than 50% of the vote or value of the outstanding stock of which is directly or indirectly owned by us), own any securities not described in the preceding paragraph that have an aggregate value greater than one percent of the issuer’s outstanding securities, as calculated under the Code, (2) the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, (3) the debt is not convertible, directly or indirectly, into stock, and (4) the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors. However, contingencies regarding time of payment and interest are permissible for purposes of qualifying as a straight debt security if either (1) such contingency does not have the effect of changing the effective yield of maturity, as determined under the Code, other than a change in the annual yield to maturity that does not exceed the greater of (i) 5% of the annual yield to maturity or (ii) 0.25%, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt instruments held by the REIT exceeds $1,000,000 and not more than 12 months of unaccrued interest can be required to be prepaid thereunder. In addition, debt will not be disqualified from being treated as “straight debt” solely because the time or amount of payment is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

To the extent that we own an interest in an issuer that does not qualify as a REIT, a qualified REIT subsidiary, or a taxable REIT subsidiary, we believe that our pro rata share of the value of the securities, including debt, of any such issuer does not exceed 5% of the total value of our assets. Moreover, with respect to each issuer in which we own an interest that does not qualify as a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our ownership of the securities of any such issuer complies with the 10% voting securities limitation and 10% value limitation.

No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. As a result, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

Failure to Satisfy the Asset Tests. The asset tests must be satisfied not only on the last day of the calendar quarter in which we, directly or through pass-through subsidiaries, acquire securities in the applicable issuer, but also on the last day of the calendar quarter in which we increase our ownership of securities of such issuer, including as a result of increasing our interest in pass-through subsidiaries. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets (including a discrepancy caused solely by the change in the foreign currency exchange rate used to value a foreign asset). If failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT, unless we satisfy certain relief provisions.

The failure to satisfy the 5% asset test, or the 10% vote or value asset tests can be remedied even after the 30-day cure period under certain circumstances. Specifically, if we fail these asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which our identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposing of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred), paying a tax equal to the greater of $50,000 or the highest corporate income tax rate of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test, and filing in accordance with applicable Treasury regulations a schedule with the IRS that describes the assets that caused us to fail to satisfy the asset test(s). We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the asset tests applicable to REITs. In certain circumstances, utilization of such provisions could result in us being required to pay an excise or penalty tax, which could be significant in amount.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to:

•	the sum of: (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain; and (2) 90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of specified items of non-cash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

For purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount included in our taxable income without the receipt of a corresponding payment, cancellation of indebtedness or income attributable to a like-kind exchange that is later determined to be taxable.

We generally must make dividend distributions in the taxable year to which they relate. Dividend distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. Second, distributions may be made in the following year if they are declared before we timely file our tax return for the year and if made with or before the first regular dividend payment after such declaration. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted as satisfying the annual distribution requirement for REITs, and to provide REITs with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class and (2) in accordance with the preferences among different classes of stock as set forth in the REIT’s organizational documents. This requirement does not currently apply to publicly offered REITs, including us, but does apply to nonpublicly offered REITs (e.g., subsidiary REITs).

To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on that amount at regular corporate tax rates. We intend to make timely distributions sufficient to satisfy these annual distribution requirements. In certain circumstances we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (1) the amounts of capital gain dividends that we designated and that they included in their taxable income, minus (2) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, (1) will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains; and (2) cannot be passed through or used by our stockholders. See “—Taxation of U.S. Stockholders—Taxation of Taxable U.S. Stockholders—Distributions Generally.”

If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, and (y) the amounts of income we retained and on which we paid corporate income tax.

Immediately before the Separation, we will be treated as acquiring our initial assets from Cousins in exchange for our common stock. Although the law is not entirely clear, we and Cousins intend to treat that contribution as a tax-deferred transaction in which our carryover basis in our initial assets is increased by the gain that will be recognized to Cousins on our distribution of the cash proceeds from a loan incurred by our operating partnership. If that position is respected, our basis in our initial properties will be equal to their fair market value at the time of the Separation, There can be no assurance, however that the IRS might not assert that we are not entitled to increase the basis in our assets as a result of the gain to be recognized by Cousins in the Separation, in which case we would have a carryover basis in our initial assets that is less than their fair market value and we would have lower amounts of depreciation deduction for tax purposes than we would if we had acquired our initial properties in a taxable transaction. In that event, the lower amounts of depreciation deductions would increase the amount we are required to distribute to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

We expect that our REIT taxable income (determined before our deduction for dividends paid) will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

We may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Record-Keeping Requirements

We are required to and we intend to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification other than gross income and asset tests that have the specific savings clauses, we can avoid termination of our REIT qualification by paying a penalty of $50,000 for each such failure, provided that our noncompliance was due to reasonable cause and not willful neglect. It is not possible to predict whether in all circumstances we would be entitled to the benefit of this relief provision.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. If we fail to qualify for taxation as a REIT, we will not be required to make any distributions to stockholders, and any distributions that are made to stockholders will not be deductible by us. As a result, our failure to qualify for taxation as a REIT would significantly reduce the funds available for distributions by us to our stockholders. In addition, if we fail to qualify for taxation as a REIT, all distributions to stockholders, to the extent of our current and accumulated earnings and profits, will be taxable as regular corporate dividends, which means that stockholders taxed as individuals would receive qualified dividend income that would be taxed at capital gains rates, and corporate stockholders generally would be entitled to a dividends received deduction with respect to such dividends. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. Under applicable Treasury Regulations, if Cousins or Parkway failed, or fails, to qualify as a REIT in its 2012 through 2016 taxable years, unless Cousins’ or Parkway’s failure was subject to relief under U.S. federal income tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Cousins or Parkway failed to qualify. Cousins and Parkway will obtain opinions of counsel in connection with the Merger as to their qualification as REITs at the time of the Merger. There can be no assurance that we would be entitled to any statutory relief. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the requirements applicable to REITs.

Tax Aspects of Our Ownership of Interests in New Parkway LP

General

Substantially all of our investments will be owned indirectly through New Parkway LP, which owns our properties either directly or through certain subsidiaries. This discussion focuses on the tax aspects of our ownership of properties through partnerships and entities such as limited liability companies that are taxable as partnerships for U.S. federal income tax purposes. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We intend to include in our gross income our proportionate share of the foregoing partnership items for purposes of the gross income tests applicable to REITs and in the computation of our REIT taxable income.

Moreover, for purposes of the REIT asset tests, we intend to include our proportionate share of assets held through New Parkway LP and those of its subsidiaries that are either disregarded as separate entities or that are treated as partnerships for U.S. federal income tax purposes. For more information, see “—Requirements for Qualification as a REIT—Effect of Subsidiary Entities—Ownership of Partnership Interests.”

Entity Classification

If New Parkway LP or any other non-corporate subsidiary were treated as an association, the entity would be taxable as a corporation and, therefore, would be subject to U.S. federal and state income tax on its taxable income. In such a situation, the character of our assets and items of gross income would change and could preclude us from qualifying as a REIT (see “—Requirements for Qualification as a REIT—Asset Tests” and “—Requirements for Qualification as a REIT—Gross Income Tests”). The tax treatment of our company, and the U.S. federal income tax consequences of the ownership of our common stock would be materially different from the consequences described herein if New Parkway LP and all of its subsidiaries (other than a taxable REIT subsidiary) were not classified as partnerships or disregarded as separate entities for U.S. federal income tax purposes. If New Parkway LP were taxable as a corporation, most, if not all, of the U.S. federal income tax consequences described herein would be inapplicable. In particular, we would not qualify as a REIT because the value of our ownership interest in New Parkway LP would exceed 5% of our assets and we would be considered to hold more than 10% of the voting securities (and more than 10% of the value of the outstanding securities) of another corporation (see “—Requirements for Qualification as a REIT—Asset Tests”). In this event, the value of our stock could be materially adversely affected (see “—Failure to Qualify as a REIT”).

Pursuant to Treasury Regulations under Section 7701 and Section 7704 of the Code, a partnership will be treated as a partnership for U.S. federal income tax purposes unless it elects to be treated as a corporation or would be treated as a corporation by virtue of being a “publicly traded partnership.” Neither New Parkway LP nor any of its non-corporate subsidiaries that are not taxable REIT subsidiaries have elected or will elect to be treated as a corporation for U.S. federal income tax purposes. Therefore, subject to the discussion below regarding the rules applicable to publicly traded partnerships, New Parkway LP and each subsidiary that is not a taxable REIT subsidiary will be treated as a partnership for U.S. federal income tax purposes (or, if such an entity has only one partner or member, disregarded entirely for U.S. federal income tax purposes).

Pursuant to Section 7704 of the Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation if it is a “publicly traded partnership” and it does not derive at least 90% of its gross income from certain specified sources of “qualifying income” within the meaning of that section. A “publicly traded partnership” is any partnership (i) the interests in which are traded on an “established securities market” or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.” New Parkway LP units currently are not and, in the future we do not expect that they will be traded on an “established securities market,” and we will take the reporting position for U.S. federal income tax purposes that New Parkway LP is not a publicly traded partnership. There is a risk, however, that the right of a holder of New Parkway LP units to redeem the units for our common stock could cause New Parkway LP units to be considered readily tradable on the substantial equivalent of a secondary market. Under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership.

If New Parkway LP were a publicly traded partnership, it would be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Code. Qualifying income is generally real property rents and other types of passive income. The income requirements applicable to us to qualify as a REIT under the Code, on the one hand, and the definition of qualifying income under the publicly traded partnership rules, on the other hand, are very similar. Although differences exist between these two income tests, we do not expect that these differences would cause New Parkway LP not to satisfy the 90% gross income test applicable to publicly traded partnerships. We expect that, even if it were a publicly traded partnership, New Parkway LP will have sufficient qualifying income so that it would be taxed as a partnership.

Allocations of New Parkway LP’s Income, Gain, Loss and Deduction

A partnership agreement will generally determine the allocation of income and loss among partners. However, such allocations will be disregarded for U.S. federal income tax purposes if they do not comply with the provisions of Code Section 704(b) and the Treasury Regulations promulgated thereunder. Generally, Code Section 704(b) and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to that item. The allocations of taxable income and loss provided for in New Parkway LP’s partnership agreement are intended to comply with the requirements of Section 704(b) of the Code and the regulations promulgated thereunder.

Tax Allocations with Respect to Our Properties

Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as property deemed contributed to New Parkway LP in connection with the partnership merger) must be allocated in a manner such that the contributing partners are charged with, or benefit from, the difference between the adjusted tax basis and the fair market value of such property at the time of contribution. This difference is known as a book-tax difference. New Parkway LP’s partnership agreement requires that such allocations be made in a manner consistent with Code Section 704(c). Any property purchased by New Parkway LP for cash initially will have an adjusted tax basis equal to its fair market value, and Code Section 704(c) generally will not apply. In the future, however, New Parkway LP may admit partners in exchange for a contribution of appreciated property.

Treasury Regulations issued under Code Section 704(c) provide partnerships with a choice of several methods of accounting for book-tax differences. Under certain available methods, the carryover basis of contributed properties in the hands of New Parkway LP (i) would cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (ii) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirement and may result in a greater portion of our distributions being treated, for U.S. federal income tax purposes, as a dividend (rather than as a return of capital).

Taxation of U.S. Stockholders

Taxation of Taxable U.S. Stockholders

This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations. For these purposes, the term “U.S. stockholder” is a beneficial owner of our shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our shares should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our shares by the partnership.

Distributions Generally. So long as we qualify as a REIT, distributions that we make to our taxable U.S. stockholders out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not designated as capital gains dividends or “qualified dividend income” will generally be taken into account by such stockholders as ordinary income and will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. For purposes of determining whether distributions to holders of shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to any outstanding preferred shares and then to our outstanding common stock. With limited exceptions, our dividends are not eligible to be taxed at the preferential qualified dividend income rates currently available to U.S. stockholders that are individuals, trusts and estates who receive dividends from taxable subchapter “C” corporations.

Capital Gain Dividends. We may elect to designate distributions of our net capital gain as “capital gain dividends.” Distributions that we properly designate as “capital gain dividends” will be taxable to our taxable U.S. stockholders as long-term capital gains without regard to the period for which the U.S. stockholder that receives such distribution has held its shares. Designations made by us will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, a U.S. stockholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. Corporate stockholders, however, may be required to treat up to 20% of some capital gain dividends as ordinary income. Recipients of capital gain dividends from us that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on these dividends.

We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case U.S. stockholders will be treated as having received, solely for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes that we paid on such undistributed capital gains. A U.S. stockholder will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A U.S. stockholder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately.

We will classify portions of any designated capital gain dividend or undistributed capital gain as either:

•	a long-term capital gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 20% (excluding the 3.8% tax on “net investment income”), and taxable to U.S. stockholders that are corporations at a maximum rate of 35%; or

•	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally represent a return of capital and will not be taxable to a U.S. stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the U.S. stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a U.S. stockholder’s shares, the U.S. stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of Our Company” and “—Requirements for Qualification as a REIT—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of U.S. stockholders to the extent that we have current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

The maximum amount of dividends that we may designate as capital gain and as “qualified dividend income” (discussed below) with respect to any taxable year may not exceed the dividends actually paid by us with respect to such year, including dividends paid by us in the succeeding tax year that relate back to the prior tax year for purposes of determining our dividends paid deduction.

Qualified Dividend Income. We may elect to designate a portion of our distributions paid to stockholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. stockholders as capital gain, provided that the stockholder has held the shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such shares become ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

•	the qualified dividend income received by us during such taxable year from non-REIT corporations (including our taxable REIT subsidiaries);

•	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

•	the excess of (i) any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a “C” corporation with respect to which New Parkway is required to pay U.S. federal income tax, over (ii) the U.S. federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of the first bullet above if (A) the dividends are received from (i) a U.S. corporation (other than a REIT or a RIC), (ii) any of our taxable REIT subsidiaries, or (iii) a “qualifying foreign corporation,” and (B) specified holding period requirements and other requirements are met. A foreign corporation (other than a “foreign personal holding company,” a “foreign investment company,” or “passive foreign investment company”) will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States. If we designate any portion of a dividend as qualified dividend income, a U.S. stockholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the stockholder as qualified dividend income.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against income or gain relating to our shares. To the extent that distributions we make do not constitute a return of capital, they generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder may elect, depending on its particular situation, to treat capital gain dividends, capital gains from the disposition of shares and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates.

Dispositions of Our Shares. If a U.S. stockholder sells, redeems or otherwise disposes of our shares in a taxable transaction, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares for tax purposes. In general, a U.S. stockholder’s adjusted basis will equal the U.S. stockholder’s acquisition cost, increased by the excess for net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on it and reduced by returns on capital.

In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our shares will be subject to a maximum U.S. federal income tax rate of 20% (excluding the 3.8% tax on “net investment income”), if our shares are held for more than one year, and will be taxed at ordinary income rates of up to 39.6% if the stock is held for one year or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, Treasury regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for non-corporate U.S. stockholders) to a portion of capital gain realized by a non-corporate U.S. stockholder on the sale of New Parkway’s shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” U.S. stockholders should consult with their own tax advisors with respect to their capital gain tax liability.

Capital losses recognized by a U.S. stockholder upon the disposition of our shares that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our shares by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the U.S. stockholder as long-term capital gain.

If a U.S. stockholder recognizes a loss upon a subsequent disposition of our shares or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. U.S. stockholders should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our shares, or transactions that we might undertake directly or indirectly.

Net Investment Income Tax. In certain circumstances, certain U.S. stockholders that are individuals, estates or trusts are subject to a 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of REIT shares. U.S. stockholders should consult their own tax advisors regarding this legislation.

Taxation of Tax-Exempt Stockholders

U.S. tax-exempt entities, including qualified employee pension and profit-sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity generally do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our shares as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of our shares is financed through a borrowing by the U.S. tax-exempt stockholder), (2) our shares are not otherwise used in an unrelated trade or business of a U.S. tax-exempt stockholder, and (3) we do not hold an asset that gives rise to “excess inclusion income,” distributions that we make and income from the sale of our shares generally should not give rise to UBTI to a U.S. tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from U.S. federal income taxation under Section 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, or single parent title-holding corporations exempt under Section 501(c)(2) and whose income is payable to any of the aforementioned tax-exempt organizations, are subject to different UBTI rules, which generally require such stockholders to characterize distributions from us as UBTI, unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These stockholders should consult with their tax advisors concerning these set aside and reserve requirements.

In certain circumstances, a pension trust that (1) is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of the value of our shares could be required to treat a percentage of the dividends as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT, unless:

•	either (1) one pension trust owns more than 25% of the value of our stock, or (2) one or more pension trusts, each individually holding more than 10% of the value of our shares, collectively own more than 50% of the value of our shares; and

•	we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding shares of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception with respect to pension trusts. As a result of certain limitations on the transfer and ownership of our common and preferred shares contained in the New Parkway Articles, we do not expect to be classified as a “pension-held REIT,” and accordingly, the tax treatment described above with respect to pension-held REITs should be inapplicable to our tax-exempt stockholders.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing U.S. federal income taxation of non-U.S. stockholders. For purposes of this summary, “non-U.S. stockholder” is a beneficial owner of our shares that is not a U.S. stockholder (as defined above under “—Taxation of U.S. Stockholders—Taxation of Taxable U.S. Stockholders”) or an entity that is treated as a partnership for U.S. federal income tax purposes. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state local or foreign tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. Prospective non-U.S. stockholders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of shares of our common stock or preferred stock, including any reporting requirements.

Distributions Generally. As described in the discussion below, distributions paid by us with respect to our common stock will be treated for U.S. federal income tax purposes as either:

•	ordinary income dividends;

•	long-term capital gain; or

•	return of capital distributions.

This discussion assumes that our common stock will be considered regularly traded on an established securities market for purposes of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, provisions described below. We anticipate that our common stock will be regularly traded on an established securities market in the United States following the Separation. If our shares are not regularly traded on an established securities market, the tax considerations described below would materially differ.

Ordinary Income Dividends. A distribution paid by us to a non-U.S. stockholder will be treated as an ordinary income dividend if the distribution is payable out of our earnings and profits and:

•	not attributable to our net capital gain; or

•	the distribution is attributable to our net capital gain from the sale of U.S. Real Property Interests, or “USRPIs,” and the non-U.S. stockholder owns 10% or less of the value of our common stock at all times during the one-year period ending on the date of the distribution.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our shares. In cases where the dividend income from a non-U.S. stockholder’s investment in our shares is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation.

Generally, we will withhold and remit to the IRS 30% (or lower applicable treaty rate) of dividend distributions (including distributions that may later be determined to have been made in excess of current and accumulated earnings and profits) that could not be treated as capital gain distributions with respect to the non-U.S. stockholder (and that are not deemed to be capital gain dividends for purposes of the FIRPTA withholding rules described below), unless:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or Form W-8BEN-E, as applicable, evidencing eligibility for that reduced treaty rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business; or

•	the non-U.S. stockholder is a foreign sovereign or controlled entity of a foreign sovereign and also provides an IRS Form W-8EXP claiming an exemption from withholding under Section 892 of the Code.

Return of Capital Distributions. Unless (A) our shares constitute a USRPI, as described in “— Dispositions of Our Shares” below, or (B) either (1) the non-U.S. stockholder’s investment in our shares is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual’s net capital gain for the year), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it subsequently is determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our shares constitute a USRPI, as described below, distributions that we make in excess of the sum of (1) the non-U.S. stockholder’s proportionate share of our earnings and profits, and (2) the non-U.S. stockholder’s basis in its shares, will be taxed under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding tax at a rate of 15% of the amount by which the distribution exceeds the non-U.S. stockholder’s share of our earnings and profits.

Capital Gain Dividends. A distribution paid by us to a non-U.S. stockholder will be treated as long-term capital gain if the distribution is paid out of our current or accumulated earnings and profits and:

•	the distribution is attributable to our net capital gain (other than from the sale of USRPIs) and we timely designate the distribution as a capital gain dividend; or

•	the distribution is attributable to our net capital gain from the sale of USRPIs and the non-U.S. common stockholder owns more than 10% of the value of common stock at any point during the one-year period ending on the date on which the distribution is paid.

Long-term capital gain that a non-U.S. stockholder is deemed to receive from a capital gain dividend that is not attributable to the sale of USRPIs generally will not be subject to U.S. federal income tax in the hands of the non-U.S. stockholder unless:

•	the non-U.S. stockholder’s investment in our shares is effectively connected with a U.S. trade or business of the non-U.S. stockholder, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain, except that a non-U.S. stockholder that is a corporation also may be subject to the 30% (or lower applicable treaty rate) branch profits tax; or

•	the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States in which case the nonresident alien individual will be subject to a 30% tax on his capital gains.

Under FIRPTA, distributions that are attributable to net capital gain from the sale by us of USRPIs and paid to a non-U.S. stockholder that owns more than 10% of the value of our shares at any time during the one-year period ending on the date on which the distribution is paid will be subject to U.S. tax as income effectively connected with a U.S. trade or business. The FIRPTA tax will apply to these distributions whether or not the distribution is designated as a capital gain dividend, and, in the case of a non-U.S. stockholder that is a corporation, such distributions also may be subject to the 30% (or lower applicable treaty rate) branch profits tax.

Any distribution paid by us that is treated as a capital gain dividend or that could be treated as a capital gain dividend with respect to a particular non-U.S. stockholder will be subject to special withholding rules under FIRPTA. We will withhold and remit to the IRS 35% (or, to the extent provided in Treasury Regulations, 20%) of any distribution that could be treated as a capital gain dividend with respect to the non-U.S. stockholder, whether or not the distribution is attributable to the sale by us of USRPIs. The amount withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability or refundable when the non-U.S. stockholder properly and timely files a tax return with the IRS. In addition, distributions to certain non-U.S. publicly traded stockholders that meet certain record-keeping and other requirements (“qualified stockholders”) are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of our shares. Furthermore, distributions to “qualified foreign pension funds” (as defined in the Code) or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. stockholders should consult their tax advisors regarding the application of these rules.

Undistributed Capital Gain. Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gains in respect of our shares held by non-U.S. stockholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under this approach, the non-U.S. stockholder would be able to offset as a credit against its U.S. federal income tax liability resulting therefrom its proportionate share of the tax paid by us on the undistributed capital gains treated as long-term capital gains to the non-U.S. stockholder, and generally receive from the IRS a refund to the extent its proportionate share of the tax paid by us were to exceed the non-U.S. stockholder’s actual U.S. federal income tax liability on such long-term capital gain. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-U.S. stockholder should consult its tax advisors regarding taxation of such undistributed capital gain.

Dispositions of Our Shares. Unless our shares constitute a USRPI, a sale of our shares by a non-U.S. stockholder generally will not be subject to U.S. federal income taxation under FIRPTA. Generally, subject to the discussion below regarding dispositions by “qualified stockholders” and “qualified foreign pension funds,” with respect to any particular stockholder, our shares will constitute a USRPI only if each of the following three statements is true:

•	fifty percent or more of our assets on any of certain testing dates during a prescribed testing period consist of interests in real property located within the United States, excluding for this purpose, interests in real property solely in a capacity as creditor;

•	we are not a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. stockholders at all times during a specified testing period. Although we believe that we will become and will remain a domestically-controlled REIT, because our shares will be publicly traded, we cannot guarantee that we will become or will remain a domestically-controlled qualified investment entity; and

•	either (a) our shares are not “regularly traded,” as defined by applicable Treasury regulations, on an established securities market; or (b) our shares are “regularly traded” on an established securities market and the selling non-U.S. stockholder has held over 10% of our outstanding common stock any time during the five-year period ending on the date of the sale.

A sale of our shares by a “qualified stockholder” or a “qualified foreign pension fund” that holds our shares directly (or indirectly through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA. However, if a foreign investor in a “qualified stockholder” directly or indirectly, whether or not by reason of such investor’s ownership interest in the “qualified stockholder,” holds more than 10% of the stock of a REIT, then a portion of the REIT stock held by the “qualified stockholder” (based on the foreign investor’s percentage ownership of the “qualified stockholder”) would be treated as a USRPI in the hands of the “qualified stockholder” and will be subject to FIRPTA.

Specific wash sales rules applicable to sales of shares in a domestically controlled qualified investment entity could result in gain recognition, taxable under FIRPTA, upon the sale of our shares even if we are a domestically-controlled qualified investment entity. These rules would apply if a non-U.S. stockholder (1) disposes of our shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. stockholder as gain from the sale or exchange of a USRPI, (2) acquires, or enters into a contract or option to acquire, other shares of our shares during the 61-day period that begins 30 days prior to such ex-dividend date, and (3) if our shares are “regularly traded” on an established securities market in the United States, such non-U.S. stockholder has owned more than 10% of our outstanding shares at any time during the one-year period ending on the date of such distribution.

If gain on the sale of our shares were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and, if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of the shares generally would be required to withhold 15% of the purchase price and remit such amount to the IRS.

Gain from the sale of our shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder as follows: (1) if the non-U.S. stockholder’s investment in our shares is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Information Reporting and Backup Withholding Tax Applicable to Stockholders

U.S. Stockholders—Generally

In general, information-reporting requirements will apply to distributions made with respect to our shares and to payments of the proceeds on the sale of our shares to some U.S. stockholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax on such payments (currently at the rate of 28%) if:

(1)	the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2)	the IRS notifies the payer that the TIN furnished by the payee is incorrect;

(3)	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code; or

(4)	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Some stockholders may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s U.S. federal income tax liability and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS.

U.S. Stockholders—Withholding on Payments in Respect of Certain Foreign Accounts.

As described below, certain future payments made to “foreign financial institutions” and “non-financial foreign entities” may be subject to withholding at a rate of 30%. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this withholding provision on their ownership and disposition of our common stock. For more information, see “—Non-U.S. Stockholders—Withholding on Payments to Certain Foreign Entities.”

Non-U.S. Stockholders—Generally

Generally, information reporting will apply to payments or distributions on our shares, and backup withholding described above for a U.S. stockholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption. The payment of the proceeds from the disposition of our shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding as described above for U.S. stockholders, or the withholding tax for non-U.S. stockholders, as applicable, unless the non-U.S. stockholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. stockholder of our shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership 50% or more of whose interests are held by partners who are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker unless the broker has documentary evidence as to the non-U.S. stockholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payer. If a non-U.S. stockholder fails to comply with the information reporting requirement, payments to such person may be subject to the full withholding tax even if such person might have been eligible for a reduced rate of withholding or no withholding under an applicable income tax treaty. Because the application of these Treasury regulations varies depending on the non-U.S. stockholder’s particular circumstances, non-U.S. stockholders are urged to consult their tax advisor regarding the information reporting requirements applicable to them.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. stockholders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Non-U.S. Stockholders—Withholding on Payments to Certain Foreign Entities

The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligations requirements are satisfied.

As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our shares if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such agreement, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is exempted under FATCA. Under delayed effective dates provided for in the regulations, the required withholding will not begin until January 1, 2019 with respect to gross proceeds from a sale or other disposition of our shares.

If withholding is required under FATCA on a payment related to our shares, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Other Tax Considerations

State, Local and Foreign Taxes

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our stockholders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. In addition, a stockholder’s state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors should consult with their tax advisors regarding the effect of state and local tax laws on an investment in our shares and depositary shares.

Our subsidiaries that are taxable REIT subsidiaries, if any, are subject to U.S. federal, state and local income tax at the full applicable corporate rates. In addition, a taxable REIT subsidiary is limited in its ability to deduct interest payments in excess of a certain amount made directly or indirectly to us. To the extent that our taxable REIT subsidiaries and we are required to pay U.S. federal, state or local taxes, we will have fewer funds available for distribution to stockholders.

Tax Shelter Reporting

If a holder recognizes a loss as a result of a transaction with respect to our shares of at least (i) for a holder that is an individual, S corporation, trust or a partnership with at least one non-corporate partner, $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, or (ii) for a holder that is either a corporation or a partnership with only corporate partners, $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, such holder may be required to file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. We cannot give you any assurances as to whether, or in what form, any proposals affecting REITs or their stockholders will be enacted. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our shares. Several REIT rules were recently amended under the Protecting Americans from Tax Hikes Act of 2015 (the “PATH Act”), which was enacted on December 18, 2015. These rules were enacted with varying effective dates, some of which are retroactive. Investors should consult with their tax advisors regarding the effect of the PATH Act in their particular circumstances.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to the Distribution, there will be no market for our common stock. Therefore, future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price for shares of our common stock.

Upon completion of the Distribution, we expect to have approximately                  shares of common stock outstanding,

                 shares of limited voting stock outstanding and 50 shares of non-voting preferred stock outstanding. In addition, we will have                  shares of common stock reserved for issuance upon redemption of OP units and                  shares of common stock reserved for issuance to directors, executive officers, employees and other individuals who provide services to us that, if and when such shares are issued, may be subject in whole or in part to vesting requirements or the lapsing of restrictions.

The shares of New Parkway common stock distributed to Cousins stockholders will be freely transferable, except for shares received by persons who may be deemed to be New Parkway “affiliates” under the Securities Act. Persons who may be deemed to be affiliates of New Parkway after the Separation generally include individuals or entities that control, are controlled by or are under common control with New Parkway and may include directors and certain officers or principal stockholders of New Parkway. New Parkway affiliates will be permitted to sell their New Parkway common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144.

The New Parkway limited voting stock will not be registered under the Securities Act and will only be transferable pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as Rule 144.

Redemption/Exchange Rights

Pursuant to the partnership agreements of New Parkway LP and Parkway LP, persons that own OP units in either partnership will have the right to redeem their OP units. When a limited partner exercises this redemption right, the partnership must redeem the OP units for cash or, at our option, unregistered common stock, on a one-for-one basis. These redemption rights generally may be exercised by the limited partners at any time after one year following the issuance of the OP units. There will be no one-year lock-up period for the outstanding OP units of Parkway LP.

If a limited partner in New Parkway LP or Parkway LP redeems OP units pursuant to the partnership agreement of either partnership, the partner may receive cash or shares of our common stock in exchange for such OP units. To the extent the partner receives cash (instead of shares of our common stock) through the exercise of these redemption rights, the partner will no longer have any interest in New Parkway LP, Parkway LP or in us, as the case may be, will not benefit from any subsequent increases in the share price of our common stock and will not receive any future distributions from New Parkway LP, Parkway LP or us, as the case may be (unless the partner currently owns or acquires in the future additional partnership units or shares of common stock). To the extent the limited partner receives shares of our common stock, the limited partner will become a stockholder rather than a holder of partnership units.

Please refer to “Partnership Agreement—Redemption of Partnership Interests.” Any amendment to the Partnership Agreement that would affect these redemption rights would require our consent as indirect general partner and the consent of the majority of outside limited partners, meaning all limited partners other than New Parkway LP.

Rule 144

Any “restricted” securities under the meaning of Rule 144 of the Securities Act may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144.

In general, under Rule 144 as currently in effect, if six months have elapsed since the date of acquisition of restricted shares from us or any of our affiliates, the holder of such restricted shares can sell such shares; provided that the number of shares sold by such person within any three-month period cannot exceed the greater of 1% of the total number of shares of our common equity then outstanding or the average weekly trading volume of our common equity on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Grants Under Our Equity Compensation Plan

It is expected that, prior to the completion of the Separation, New Parkway will adopt an equity compensation plan, which will be described in subsequent amendments to this information statement.

PARTNERSHIP AGREEMENT

Partnership Agreement of New Parkway LP

The following section summarizes material provisions of the Partnership Agreement of New Parkway LP. This summary is subject to, and qualified in its entirety by reference to, the Partnership Agreement, which is attached as Exhibit 10.1 to the registration statement on Form 10 of which this information statement is a part.

General

Upon completion of the Merger, the Separation, the UPREIT Reorganization and the Distribution, substantially all of New Parkway’s operations will be conducted through New Parkway LP, either directly or through its subsidiaries. New Parkway will serve indirectly as the sole general partner of New Parkway LP through its interest in Parkway GP, the general partner, which holds all of the general partnership interests in New Parkway. Ownership of OP units in New Parkway LP will generally entitle the holder to share in cash distributions from, and in the profits and losses of, New Parkway LP in proportion to such holder’s percentage ownership. New Parkway does not intend to list the OP units of New Parkway LP on any exchange or any national market system at the time of the Distribution. It is not expected that New Parkway LP will have any units outstanding other than those owned by New Parkway, directly and indirectly.

Management

Except as otherwise expressly provided in the Partnership Agreement, the general partner will have the exclusive right and full authority and responsibility to manage and operate New Parkway LP’s business. Limited partners generally will not have any right to participate in or exercise control or management power over the business and affairs of New Parkway LP or the power to sign documents for or otherwise bind New Parkway LP. The limited partners will have no power to remove the general partner.

Outside Activities of New Parkway

Substantially all of the assets of New Parkway will consist of its ownership of OP units in New Parkway LP. The Partnership Agreement authorizes New Parkway, in its sole and absolute discretion, to hold or acquire assets in its own name or otherwise other than through New Parkway LP so long as the general partner takes commercially reasonable measures to ensure that the economic benefits and burdens of such assets are otherwise vested in New Parkway LP, through assignment, mortgage loan or otherwise or, if it is not commercially reasonable to vest such economic interests in New Parkway LP, New Parkway will make such amendments to the Partnership Agreement as New Parkway determines are necessary or desirable, including, without limitation, adjusting the one-for-one conversion factor, to reflect such activities and the direct ownership of assets by New Parkway.

Fiduciary Responsibilities

The Partnership Agreement contains provisions that expressly limit the duties, fiduciary or otherwise, that New Parkway, as indirect general partner, owes to the limited partners of New Parkway LP. Provided that New Parkway acts in good faith and pursuant to New Parkway’s authority under the Partnership Agreement, any decisions or actions taken or not taken in accordance with the terms of the Partnership Agreement will not constitute a breach of any duty owed to New Parkway LP or its limited partners by law or equity, fiduciary or otherwise. Pursuant to the Partnership Agreement, New Parkway will act on behalf of New Parkway LP and its equityholders, and on behalf of New Parkway’s stockholders, and generally will be under no obligation to consider or give priority to the separate interests of the limited partners in New Parkway LP (including, without limitation, the tax consequences to such limited partners) in deciding whether to cause New Parkway LP to take (or decline to take) any actions.

Management Liability and Indemnification

New Parkway, the general partner, and New Parkway’s directors and officers will not be liable or accountable for monetary or other damages to New Parkway LP or any partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, unless New Parkway acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived. To the fullest extent permitted by law, the Partnership Agreement will provide that New Parkway LP will indemnify New Parkway, as its indirect general partner, any limited partners, any of New Parkway’s officers, directors, managers, members, stockholders or partners and other persons as New Parkway may designate from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts, arising from or in connection with any and all claims, demands, subpoenas, requests for information, formal or informal investigations, actions, suits or proceedings, whether civil, criminal, administrative or investigative, relating to New Parkway, New Parkway LP or the operations of or ownership of property by New Parkway LP, unless it is established by a final determination of a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Capital Contributions

New Parkway LP will issue Class A Units in exchange for certain capital contributions received in connection with the Separation and the UPREIT Reorganization. If New Parkway LP requires additional funds at any time in excess of capital contributions made by New Parkway or from borrowings, New Parkway may borrow funds from a financial institution or other lender and lend such funds to New Parkway LP on the same terms and conditions as are applicable to New Parkway’s borrowing of such funds. In addition, New Parkway is authorized to cause New Parkway LP to issue OP units for less than fair market value if New Parkway concludes in good faith that such issuance is in the best interest of New Parkway LP and New Parkway’s stockholders.

Issuance of Additional Partnership Interests

Initially, the Partnership Agreement will provide for four classes of OP units: Class A Units, Class B Units, LTIP Units and Series A Preferred Units. The terms and rights of these classes are described below. New Parkway, through the general partner, will be authorized to cause New Parkway LP to issue additional OP units or other partnership interests to its partners, including New Parkway and its affiliates, or other persons without the approval of any limited partners. OP units may be issued in one or more classes or in one or more series of any class, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of partnership interests (including OP units held by New Parkway), as determined by New Parkway, subject to Delaware law, in its sole and absolute discretion without the approval of any limited partner, subject to limitations described below. No OP unit or interest may be issued to New Parkway or the general partner unless:

•	New Parkway LP issues OP units or other partnership interests in connection with the grant, award or issuance of shares or other equity interests in New Parkway having designations, preferences and other rights so that the economic interests attributable to the newly issued shares or other equity interests in New Parkway are substantially similar to the designations, preferences and other rights, except voting rights, of the OP units or other partnership interests issued to New Parkway; or

•	New Parkway LP issues the additional OP units or other partnership interests to all partners holding OP units or other partnership interests in the same class or series in proportion to their respective percentage interests in that class or series.

Common Units

Initially, the Partnership Agreement will authorize two classes of common OP units: Class A Units and Class B Units. Class A Units are the general class of OP units (not specifically designated by the general partner as being of another specified class of OP units). Class B Units may be issued between distribution record dates and provide for a distribution of available cash with respect to the distribution period during which they are issued that is based upon the period they are outstanding. Class B Units automatically convert into a like number of Class A Units following the record date for the distribution period in which they are issued. If and when there are Class B Units outstanding, all Class B Units will be treated as Class A Units for purposes of determining the percentage interest of the partners in voting requirements.

LTIP Units

New Parkway LP may issue LTIP Units from time to time to New Parkway’s directors, officers, employees and consultants and persons who have provided or will provide services to New Parkway LP or New Parkway. In general, LTIP Units are a special class of OP units in New Parkway LP that are structured to qualify as “profits interests” for tax purposes, and as further described below regarding tax matters, New Parkway in its discretion as general partner may make a safe harbor election with respect to LTIP Units transferred in connection with the performance of services by a partner in a partner capacity. Subject to certain exceptions contained in the Partnership Agreement, LTIP Units will be treated as Class A Units (or, if so designated in connection with the issuance thereof, as Class B Units for the quarter in which such LTIP Units are issued). For purposes of computing the percentage interests of the partners in New Parkway LP, holders of LTIP Units will be treated as Class A Unit holders and LTIP Units will be treated as Class A Units. New Parkway LP will be required to maintain at all times a one-to-one correspondence between LTIP Units and Class A Units for conversion, distribution and other purposes. Further, LTIP Units may be subjected to vesting requirements as determined by the Compensation Committee of the New Parkway board of directors.

Generally, LTIP Units will receive the same quarterly per-unit profit distributions as the outstanding Class A Units in New Parkway LP. However, LTIP Units will not participate in quarterly per-unit cash distributions until the date specified in the vesting agreement pursuant to which the LTIP Units are issued (the “Distribution Participation Date”). Subject to certain limitations, as of the Distribution Participation Date for each LTIP Unit, the holder of such LTIP Unit shall be entitled to receive a special cash distribution, extraordinary or other distributions in an amount per unit equal to (i) the amount of cash distributions per unit that were paid on the Class A Units during the period from issuance of such LTIP Unit until the Distribution Participation Date, multiplied by a percentage set forth in the vesting agreement for such LTIP Unit award, less special cash distributions previously paid with respect to LTIP Units that were part of the same award, divided by (ii) the holder’s LTIP Units that have the same Distribution Participation Date, are part of the same award, and have not been forfeited.

Initially, each LTIP Unit will have a capital account of zero and, therefore, the holder of the LTIP Unit would receive nothing if New Parkway LP were liquidated immediately after the LTIP Unit is awarded. However, the Partnership Agreement requires that “book gain” or economic appreciation in New Parkway’s assets realized by New Parkway LP, whether as a result of an actual asset sale or upon the revaluation of New Parkway’s assets, as permitted by applicable Treasury Regulations, be allocated first to LTIP Units until the capital account per LTIP Unit is equal to the capital account per OP unit plus any net income allocated to the LTIP Unit prior to the Distribution Participation Date, but less the amount of any special cash distribution payable with respect to such LTIP Unit. The applicable Treasury Regulations and the Partnership Agreement provide that assets of New Parkway LP may be revalued upon specified events, including upon additional capital contributions by New Parkway or other partners of New Parkway LP, upon a distribution by New Parkway LP to a partner in redemption of partnership interests, upon the liquidation of New Parkway LP or upon a later issuance of additional units in exchange for services, including LTIP Units. Upon equalization of the capital account of an LTIP Unit with the per unit capital account of the OP units and full vesting of the LTIP Unit, the LTIP Unit will be convertible into an OP unit at any time, provided that in no event may a holder of vested LTIP Units convert a number of vested LTIP Units that exceeds (i) the capital account balance attributable to the LTIP Units, divided by (ii) the capital account balance attributable to an OP unit, and provided that in no event may New Parkway convert any LTIP Units unless any special cash distribution payable with respect to such units has been paid. There is a risk that an LTIP Unit will never become convertible because of insufficient gain realization to equalize capital accounts and, therefore, the value that a holder will realize for a given number of vested LTIP Units may be less than the value of an equal number of shares of common stock.

Holders of LTIP Units are not entitled to the redemption right described under “—Redemption of Partnership Interests,” but any OP units into which LTIP Units are converted are entitled to such redemption right.

LTIP Units generally vote with the Class A Units and do not have any separate voting rights except in connection with actions that would materially and adversely affect the rights of the LTIP Units.

Series A Preferred Units

The Partnership Agreement authorizes a series of OP units designated as the “            % Series A Cumulative Preferred Units” (the “Series A Preferred Units”). With respect to distribution rights and rights upon liquidation, dissolution or winding up of New Parkway LP, the Series A Preferred Units rank senior to any classes or series of OP units in preference or in priority, as further described below. The Series A Preferred Units also rank junior in right of payment to New Parkway LP’s other existing and future debt obligations.

The holders of the Series A Preferred Units will be entitled to receive, when, as and if authorized by New Parkway LP acting through the general partner, cumulative preferential cash distributions at the rate of             % per annum on the stated value of $100,000 per unit (equivalent to a fixed annual amount of $         per unit), which distributions shall accrue, accumulate and be payable in accordance with the Partnership Agreement. Distributions on the Series A Preferred Units shall accrue whether or not New Parkway LP has earnings, whether or not there are funds legally available for the payment of such distributions, and whether or not such distributions are declared.

Holders of the Series A Preferred Units will not be entitled to any distribution in excess of full cumulative distributions on the Series A Preferred Units, and any distribution payment made on the Series A Preferred Units will first be credited against the earliest accrued but unpaid distributions due with respect to such units which remain payable.

Holders of Series A Preferred Units are not entitled to the redemption right described under “—Redemption of Partnership Interests.” New Parkway LP may repurchase Series A Preferred Units subject to certain conditions, including that, in the event that New Parkway repurchases shares of its Series A Preferred Stock to preserve New Parkway’s status as a REIT for federal income tax purposes, New Parkway LP shall redeem an equal number of Series A Preferred Units from New Parkway at a redemption price equal to the redemption price paid by New Parkway for such shares of Series A Preferred Stock.

The Series A Preferred Units do not have any voting rights with respect to New Parkway LP, and the Series A Preferred Units are not convertible into or exchangeable for any other property or securities of New Parkway LP.

Preemptive Rights

Except to the extent expressly granted by New Parkway LP in an agreement other than the Partnership Agreement, no person or entity, including any partner of New Parkway LP, will have any preemptive, preferential or other similar right with respect to additional capital contributions or loans to New Parkway LP or the issuance or sale of any OP units or other partnership interests.

Distributions

The Partnership Agreement will require the distribution of available cash on at least a quarterly basis. Available cash will be, with respect to any period for which such calculation is being made, cash of New Parkway LP, regardless of source, including capital contributions and loans to New Parkway LP, as determined by New Parkway, through the general partner, to be appropriate for distribution in its sole and absolute discretion. Unless otherwise specifically agrees in the Partnership Agreement (including with respect to the ranking of Series A Units as senior in preference or in priority to other OP units) or in the terms established for a new class or series of partnership interests in accordance with the Partnership Agreement, no partnership interest will be entitled to a distribution in preference to any other partnership interest. A partner will not in any event receive a distribution of available cash with respect to a OP unit for a quarter or shorter period if the partner is entitled to receive a distribution out of that same available cash with respect to a share of New Parkway for which that OP unit has been exchanged or redeemed.

New Parkway LP will make reasonable efforts, as determined by New Parkway in its sole and absolute discretion and consistent with New Parkway’s qualification as a REIT, to distribute available cash in an amount sufficient to enable New Parkway to pay stockholder dividends that will satisfy the requirements to qualify as a REIT and to avoid any federal income or excise tax liability for New Parkway. New Parkway may determine, in its sole and absolute discretion, to make a distribution in kind of assets of New Parkway LP to the holders of OP units in New Parkway LP. Such assets shall be distributed in such a fashion as to ensure that the fair market value is distributed and allocated in the same manner as a cash distribution.

Upon the liquidation of New Parkway LP, after payment of debts and obligations, any remaining assets of New Parkway LP will be distributed to the partners in accordance with their capital accounts, after giving effect to all contributions, distributions and allocations for all periods.

Allocation of Net Income and Net Loss

Net income and net loss of New Parkway LP will be determined and allocated with respect to each taxable year of New Parkway LP. Except as otherwise provided in the Partnership Agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the Partnership Agreement, net income and net loss are allocated to the general partner and the limited partners in accordance with their respective percentage interests in a class at the end of each taxable year. The Partnership Agreement contains provisions for special allocations intended to comply with certain regulatory requirements under the Code.

Transfers of Partnership Interests; Termination Transactions

The general partner generally may not transfer any of its OP units in New Parkway LP, including any of New Parkway’s limited partner interests, or withdraw as the general partner of New Parkway LP, except (i) in connection with a merger, consolidation or other combination with or into another person following the consummation of which the equityholders of the surviving entity are substantially identical to New Parkway’s stockholders, (ii) with the consent of a majority of New Parkway LP’s limited partners (excluding New Parkway and any limited partners majority owned, directly or indirectly, by New Parkway), (iii) to one or more of New Parkway’s controlled affiliates or (iv) in connection with a “termination transaction” as described below.

New Parkway may not engage in a merger, consolidation or other combination of New Parkway with or into another person, sale of all or substantially all of New Parkway’s assets or a reclassification, recapitalization or other change in outstanding shares of New Parkway (except for certain reclassifications, recapitalizations or changes) (which we refer to in each case as a “termination transaction”), unless, in general, (i) the general partner receives “partnership approval” (as defined below) of the termination transaction, in the event that partners will receive consideration for their OP units as described in clause (ii) and New Parkway is required to seek approval of its stockholders of the termination, or if New Parkway would be required to obtain such stockholder approval but for the fact that a tender offer has been accepted by a sufficient number of stockholders to permit consummation of the termination transaction without such approval, and (ii) each partner receives or has the right to receive in the termination transaction cash, securities or other property for each OP unit owned by such partner in the same form as, and equal to the greatest per-share amount paid to, a stockholder of New Parkway (or equal to a proportional amount, if the OP units are no longer redeemable for shares on a one-for-one basis).

In order to obtain “partnership approval,” New Parkway must obtain the consent of its limited partners holding Class A Units and LTIP Units (including New Parkway and any limited partners majority owned, directly or indirectly, by New Parkway) representing a percentage interest of Class A Units and LTIP Units that is equal to or greater than the percentage of outstanding shares of New Parkway common stock or votes cast by New Parkway’s outstanding common stockholders, as the case may be, required to approve the termination transaction. The “partnership approval” requirement will be satisfied, with respect to such termination transaction, when the sum of the (i) the percentage interest of limited partners consenting to the termination transaction, plus (ii) the product of (a) the percentage of the outstanding Class A Units held by New Parkway or certain affiliates of New Parkway multiplied by (b) the percentage of the votes that were cast in favor of the termination transaction by New Parkway common stockholders or the percentage of shares with respect to which the tender offer has been accepted, as the case may be, equals or exceeds the percentage required for New Parkway common stockholders to approve the termination transaction.

The general partner may not enter into any agreement or other arrangement providing for or facilitating the creation of a new general partner of New Parkway LP, unless the successor general partner (i) is a direct or indirect controlled affiliate of New Parkway, and (ii) executes and delivers a counterpart to the Partnership Agreement in which such successor general partner agrees to be fully bound by all of the terms and conditions contained herein that are applicable to the general partner.

With certain limited exceptions, the limited partners may not transfer their interests in New Parkway LP or rights as a limited partner, in whole or in part, without New Parkway’s prior written consent, which consent may be withheld in New Parkway’s sole and absolute discretion.

Even if New Parkway’s consent is not required for a transfer by a limited partner, New Parkway, through the general partner, may prohibit the transfer of OP units by a limited partner unless the general partner receives a written opinion of legal counsel that the transfer would not require filing of a registration statement under the Securities Act and would not otherwise violate any federal or state securities laws or regulations applicable to New Parkway LP or the OP units. Further, except for certain limited exceptions, no transfer of OP units by a limited partner, without New Parkway’s prior written consent, may be made if, among other things:

•	New Parkway determines in its reasonable discretion that there is a significant risk that such transfer would cause a termination of New Parkway LP for U.S. federal or state income tax purposes (except as a result of a redemption or exchange of all OP units for New Parkway common stock as expressly permitted under the Partnership Agreement);

•	New Parkway determines in its reasonable discretion that there is a significant risk that such transfer would cause New Parkway LP to cease to be classified as a partnership for U.S. federal income tax purposes (except as a result of a redemption or exchange of all OP units for New Parkway common stock as expressly permitted under the Partnership Agreement);

•	such transfer requires the registration of the OP unit pursuant to any applicable federal or state securities laws;

•	such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code or such transfer causes New Parkway LP to become a “publicly traded partnership,” as such term is defined in Section 469(k)(2) or Section 7704(b) of the Code;

•	such transfer subjects New Parkway LP or the activities of New Parkway LP to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended; or

•	New Parkway determines in its reasonable discretion that there is a risk that such transfer would adversely affect the ability of New Parkway to continue to qualify as a REIT or subject it to any additional taxes under Section 857, Section 4981, or any other provision of the Code.

Except with New Parkway’s consent to the admission of the transferee as a limited partner, no transferee will have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote OP units in any matter presented to the limited partners for a vote. New Parkway, through the general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by New Parkway in its sole and absolute discretion.

Mergers and Sales of Assets of New Parkway LP

Subject to the restrictions on New Parkway’s ability to transfer interests in New Parkway LP described above under “—Transfers of Partnership Interests; Termination Transactions,” New Parkway may, and may cause New Parkway LP to, engage in a merger, consolidation or other combination transaction only if New Parkway has provided notice to the limited partners at least 20 business days, or such shorter period as determined by New Parkway in its sole and absolute discretion, before the record date for determining stockholders eligible to vote upon the approval of the merger, consolidation or other combination transaction. New Parkway generally will have the exclusive power to cause New Parkway LP to merge, reorganize, consolidate, sell all or substantially all of its assets or otherwise combine its assets with another entity.

Redemption of Partnership Interests

Subject to periodic limits and minimum thresholds described below, a limited partner may exercise a redemption right to redeem his or her OP units at any time beginning 12 months following the date of the initial issuance of the OP units held by the limited partner, or at such other time as may be set forth in the agreement pursuant to which the applicable OP units are issued. In addition, New Parkway, through the general partner, may reduce or waive the holding period.

Further, if New Parkway gives the limited partners notice of its intention to make an extraordinary distribution of cash or property to its stockholders or effect a merger, a sale of all or substantially all of New Parkway’s assets, or any other similar termination transaction, each limited partner may exercise its unit redemption right, regardless of the length of time it has held its OP units. This redemption right begins when such notice is given, which must be at least 20 business days before the record date for determining stockholders eligible to receive the distribution or to vote upon the approval of the merger, sale or other termination transaction, and ends on the record date (or if none, on the date of consummation of such distribution or termination transaction). New Parkway, in its sole discretion, may shorten the required notice period of not less than 20 business days prior to the record date to determine the stockholders eligible to vote upon a distribution or termination transaction. If no record date is applicable, New Parkway may shorten the required notice period of not less than 20 business days before a distribution in New Parkway’s sole and absolute discretion.

A limited partner may exercise its unit redemption right by giving written notice to New Parkway LP and New Parkway. The OP units specified in the notice generally will be redeemed on the 20th business day following the date New Parkway received the redemption notice or, in the case of the exercise of a unit redemption right in connection with a distribution or termination transaction, the date New Parkway LP and New Parkway received the redemption notice.

The redemption right may be exercised by a limited partner no more than once per fiscal quarter. A limited partner may not exercise the unit redemption right for fewer than 1,000 OP units, or if the limited partner holds fewer than 1,000 OP units, all of the OP units held by that limited partner. The redeeming partner will have no right to receive any distributions paid on or after the redemption date with respect to those OP units redeemed.

Unless New Parkway elects to assume and perform New Parkway LP’s obligation with respect to the unit redemption right, as described below, a limited partner exercising a unit redemption right will receive cash from New Parkway LP in an amount equal to the market value of New Parkway common stock for which the OP units would have been redeemed if New Parkway had assumed and satisfied New Parkway LP’s obligation by paying with New Parkway common stock, as described below. The market value of New Parkway common stock for this purpose (assuming a market then exists) will be equal to the average of the closing trading price of New Parkway common stock on the NYSE for the 10 consecutive trading days before the day on which New Parkway received the redemption notice.

In its sole and absolute discretion, New Parkway, through the general partner, may elect to assume and perform New Parkway LP’s obligation to acquire the OP units being redeemed in exchange for either cash in the amount specified above or a number of shares of New Parkway common stock equal to the number of OP units offered for redemption, adjusted as specified in the Partnership Agreement to take into account prior share dividends or any subdivisions or combinations of New Parkway common stock. No redemption or exchange can occur if delivery of shares of New Parkway common stock by New Parkway would be prohibited either under the provisions of the New Parkway Articles or under applicable federal or state securities laws, in each case regardless of whether New Parkway would in fact elect to assume and satisfy the unit redemption right with shares.

The general partner is authorized to take any action that it determines to be necessary or appropriate to cause New Parkway LP to comply with any withholding requirements established under the Code or any other federal, state or local law that apply upon a limited partner’s exercise of the redemption right.

New Parkway is required to place appropriate restrictions on the ability of the limited partners to exercise their redemption rights as and if deemed necessary to ensure that New Parkway LP does not constitute a “publicly traded partnership” taxable as an association under Section 7704 of the Code.

In addition to the foregoing right of limited partners to redeem OP units, New Parkway LP will be entitled to redeem Class A Units and Class B Units held by limited partners other than New Parkway or Parkway LP at any time when the aggregate percentage interest of limited partners other than New Parkway or Parkway LP in New Parkway LP is less than 1%. The redemption price and procedure will be substantially similar to those that apply to the redemption right of limited partners described above.

Amendment of Partnership Agreement

In general, other than as described below, the Partnership Agreement may only be amended exclusively by New Parkway, through the general partner, without the consent of the limited partners. Amendments to the Partnership Agreement requiring approval of the limited partners may only be proposed by New Parkway, through general partner. The approval of a majority of the Class A Units held by limited partners, other than New Parkway and certain of its affiliates, will be necessary to, among other things:

•	amend certain provisions regarding the unit redemption right of the limited partners in a manner that adversely affects the limited partners, except as already permitted by the Partnership Agreement;

•	amend certain provisions regarding the distribution rights of the limited partners in a manner that adversely affects the limited partners, other than in connection with the creation or issuance of new or additional partnership interests or as otherwise permitted by the Partnership Agreement;

•	amend certain provisions that would materially alter New Parkway LP’s allocation of profit and loss to the limited partners, other than in connection with the creation or issuance of new or additional partnership interests or as otherwise permitted by the Partnership Agreement;

•	amend provisions that would convert a limited partner’s interest in New Parkway LP into a general partner’s interest, modify the limited liability of a limited partner, or impose on the limited partners any obligation to make additional capital contributions to New Parkway LP;

•	amend certain provisions that set restrictions on the issuance of partnership interests to the general partner;

•	amend certain provisions regarding transfers of partnership interests by the general partner and by the limited partners; or

•	amend the requirements for amending the Partnership Agreement.

Tax Matters

Pursuant to the Partnership Agreement, the general partner is the “tax partner” of New Parkway LP. Accordingly, through the general partner of New Parkway LP, New Parkway has authority to make tax elections under the Code on behalf of New Parkway LP, take actions with respect to tax audits or tax judicial review proceedings, enter into agreements with the IRS and to take such other actions as permitted under the Partnership Agreement, including but not limited to, making a safe harbor election with respect to LTIP Units under which the fair market value of any partnership interests (or LTIP Units, if and as elected by New Parkway through the general partner) issued in connection with the performance of services after the effective date of the applicable Treasury Regulations and guidance will be treated as equal to the liquidation value of such safe harbor interests. In the event that New Parkway LP makes a safe harbor election as described in the preceding sentence, each partner will be bound to comply with all safe harbor requirements with respect to transfers of such safe harbor interests while such election remains effective.

Term

New Parkway LP will continue until dissolved upon the first to occur of any of the following:

•	an event of withdrawal of the general partner (other than an event of bankruptcy), unless within ninety days after the withdrawal, a majority of the Class A Units held by limited partners, other than New Parkway and certain of its affiliates, elect to continue the business of New Parkway LP and to the appointment, effective as of the date of withdrawal, of a substitute general partner is obtained;

•	an election to dissolve New Parkway LP by the general partner, in its sole and absolute discretion;

•	entry of a decree of judicial dissolution of New Parkway LP pursuant to Delaware law;

•	ninety days after the sale of all or substantially all of the assets and properties of New Parkway LP for cash or for marketable securities; or

•	entry of a final and non-appealable judgment by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or entry of a final and non-appealable order for relief against the general partner, under any federal or state bankruptcy or insolvency laws, unless prior to or at the time of the entry of such judgment or order, the consent of a majority of the holders of the Class A Units to continue the business of New Parkway LP and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute general partner is obtained.

Partnership Agreement of Parkway LP

The following section summarizes material provisions of the partnership agreement of Parkway LP, as amended (the “Parkway LP Partnership Agreement”). This summary is subject to, and qualified in its entirety by reference to, the Parkway LP Partnership Agreement and its amendments, which are attached as Exhibits 10.2, 10.3, 10.4 and 10.5 to the registration statement on Form 10 of which this information statement is a part.

Each limited partner of Parkway LP that does not redeem or exchange its partnership interests for shares of Parkway common stock in connection with the Merger will retain its limited partnership interests in Parkway LP. Such interests are and will be subject to the rights and obligations set forth in the Parkway LP agreement. Additionally, in connection with the Separation and the UPREIT Reorganization, Parkway LP will maintain a limited partner interest in New Parkway LP, the operating partnership through which New Parkway will conduct substantially all of its operations. Any cash distributions from or allocations of the profits and losses of New Parkway LP will flow through to Parkway LP in proportion to its percentage ownership in New Parkway LP.

In turn, the limited partners of Parkway LP (including New Parkway following the Separation, the UPREIT Reorganization and the Distribution) will be entitled to share in cash distributions from, and in the profits and losses of, Parkway LP in proportion to their percentage ownerships therein. These distributions and allocations of profits and losses will be governed by the Parkway LP agreement. In general, the Parkway LP agreement provides the limited partners of Parkway LP with similar rights and obligations as the limited partners of New Parkway LP under the Partnership Agreement (as described in the section “—Partnership Agreement of New Parkway LP”).

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the New Parkway common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to New Parkway and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the Distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

We plan to make available, free of charge, on New Parkway’s Internet site its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after it electronically files or furnishes such materials to the SEC.

You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

PARKWAY HOUSTON

INDEX TO FINANCIAL STATEMENTS

Parkway, Inc.

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of June 29, 2016	F-3
Notes to Balance Sheet	F-4

Parkway Houston

Audited Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-5
Combined Balance Sheets as of December 31, 2015 and 2014	F-6
Combined Statements of Operations for the years ended December 31 2015, 2014 and 2013	F-7
Combined Statements of Changes in Equity for the years ended December 2015, 2014 and 2013	F-8
Combined Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013	F-9
Notes to Combined Financial Statements	F-11
Schedule III – Real Estate and Accumulated Depreciation	F-24
Note to Schedule III – Real Estate and Accumulated Depreciation	F-26

Unaudited Combined Financial Statements
Combined Balance Sheets as of March 31, 2016 and December 31, 2015	F-27
Combined Statements of Operations for the three months ended March 31, 2016 and 2015	F-28
Combined Statements of Changes in Equity as of the three months ended March 31, 2016	F-29
Combined Statements of Cash Flows for the three months ended March 31, 2016 and 2015	F-30
Notes to the Combined Financial Statements	F-31

Houston Portfolio

Report of Independent Auditors	F-34
Combined Statements of Revenues and Certain Expenses for the nine months ended September 30, 2013 and the year ended December 31, 2012	F-35
Notes to Combined Statements of Revenues and Certain Expenses	F-36

Cousins Houston*

Audited Combined Financial Statements
Report of Independent Public Accounting Firm	F-38
Combined Balance Sheets as of December 31, 2015 and 2014	F-39
Combined Statements of Operations for the years ended December 31, 2015 and 2014, and for the period from February 7, 2013 (date of inception) to December 31, 2013	F-40
Combined Statements of Equity for the years ended December 2015, 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013	F-41
Combined Statements of Cash Flows for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013	F-42
Notes to Combined Financial Statements	F-43
Schedule III – Real Estate and Accumulated Depreciation	F-52

Unaudited Combined Financial Statements
Combined Balance Sheets as of March 31, 2016 and December 31, 2015	F-53
Combined Statements of Operations for the three months ended March 31, 2016 and 2015	F-54
Combined Statements of Equity for the three months ended March 31, 2016 and 2015	F-55
Combined Statements of Cash Flows for the three months ended March 31, 2016 and 2015	F-56
Notes to the Combined Financial Statements	F-57

*	The financial data of the predecessor to Cousins Houston for the 37-day period prior to the acquisition of Post Oak Central has been omitted. Such data is unknown and unavailable to us. Preparing such financial data would require substantial management time and cannot be completed without expenditure of unreasonable time, effort and expense. We believe that the omission of this financial data does not have a material impact on the understanding of Cousins Houston’s results of operations, financial performance and related trends.

Greenway Plaza

Report of Independent Public Accounting Firm	F-63
Combined Statements of Revenues and Certain Expenses for the six months ended June 30, 2013 and the year ended December 31, 2012	F-64
Notes to Combined Statement of Revenues and Certain Operating Expenses	F-65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS

PARKWAY PROPERTIES, INC.

We have audited the accompanying balance sheet of Parkway, Inc. (the “Company”) as of June 29, 2016. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at June 29, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 30, 2016

PARKWAY, INC.

Balance Sheet

June 29, 2016
Assets

Cash	$1

Stockholder’s Equity

Common Stock ($0.001 par value, 100,000 shares authorized, 1,000 issued and outstanding)	$1

See notes to balance sheet.

PARKWAY, INC.

NOTES TO BALANCE SHEET

Note 1 - Organization

Parkway, Inc. ( the “Company”) was incorporated as a Maryland corporation on June 3, 2016 (capitalized on June 29, 2016), to own and operate five office properties with 8.7 million rentable square feet (unaudited) in the Galleria, Greenway and Westchase submarkets of Houston, Texas, following the spin-off of these assets from the merger of Parkway Properties, Inc. (“Parkway”), and Cousins Properties Incorporated (“Cousins”). The Company has no material assets or any operations. The Company’s sole stockholder is Parkway Properties, Inc.

Note 2 - Basis of Presentation

The Company’s balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate Statements of Operations, Changes in Stockholder’s Equity and of Cash Flows have not been presented because this entity has had no activity.

Note 3 - Stockholder’s Equity

The Company has been capitalized with the issuance of 1,000 shares of common stock ($0.001 par value per share) for a total of $1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS

PARKWAY PROPERTIES, INC.

We have audited the accompanying combined balance sheets of Parkway Houston (the “Company”) as of December 31, 2015 and 2014, and the related combined statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the combined financial statement schedule listed in the Index to Financial Statements on Page F-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at December 31, 2015 and 2014, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 30, 2016

PARKWAY HOUSTON

COMBINED BALANCE SHEETS

(In thousands)

	December 31, 2015	December 31, 2014
Assets
Real estate related investments:
Office properties	$818,594	$772,957
Accumulated depreciation	(65,941)	(34,111)

Total real estate related investments, net	752,653	738,846

Condominium units	—	9,318
Cash and cash equivalents	11,961	7,992
Receivables and other assets	76,300	67,657
Intangible assets, net	24,439	41,550
Management contract intangibles, net	378	1,133

Total assets	$865,731	$866,496

Liabilities
Mortgage notes payable, net	$396,901	$407,211
Accounts payable and other liabilities	36,299	37,270
Below market leases, net of accumulated amortization of $36,175 and $18,586, respectively	23,465	41,054

Total liabilities	456,665	485,535

Equity
Parkway Equity	409,066	380,053
Noncontrolling interests	—	908

Total equity	409,066	380,961

Total liabilities and equity	$865,731	$866,496

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2015	2014	2013
Revenues
Income from office properties	$108,507	$123,172	$20,965
Management company income	9,891	23,971	17,526
Sale of condominium units	11,063	16,554	—

Total revenues	129,461	163,697	38,491

Expenses
Property operating expenses	45,385	54,856	9,119
Management company expenses	9,362	27,038	23,638
Cost of sales - condominium units	11,120	13,199	14
Depreciation and amortization	55,570	64,012	10,465
Impairment loss on management contracts	—	4,750	—
General and administrative	6,336	6,917	7,267

Total expenses	127,773	170,772	50,503

Operating income (loss)	1,688	(7,075)	(12,012)
Other income and expenses
Interest and other income	246	244	1,663
Interest expense	(16,088)	(16,252)	(3,296)

Loss before income taxes	(14,154)	(23,083)	(13,645)
Income tax (expense) benefit	(1,635)	180	1,276

Net loss	(15,789)	(22,903)	(12,369)
Net (income) loss attributable to noncontrolling interests	7	(148)	—

Net loss attributable to Parkway Houston	$(15,782)	$(23,051)	$(12,369)

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CHANGES IN EQUITY

(In thousands)

	Parkway Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2012	$146,987	$—	$146,987
Net loss	(12,369)	—	(12,369)
Contributions from Parkway, net	262,367	—	262,367
Contributions from noncontrolling interest holders in properties	—	3,050	3,050

Balance at December 31, 2013	$396,985	$3,050	$400,035
Net income (loss)	(23,051)	148	(22,903)
Distributions to noncontrolling interest holders in properties	—	(2,290)	(2,290)
Contributions from Parkway, net	6,119	—	6,119

Balance at December 31, 2014	$380,053	$908	$380,961
Net loss	(15,782)	(7)	(15,789)
Distributions to noncontrolling interest holders in properties	—	(901)	(901)
Contributions from Parkway, net	44,795	—	44,795

Balance at December 31, 2015	$409,066	$—	$409,066

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2015	2014	2013
Operating activities
Net loss	$(15,789)	$(22,903)	$(12,369)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization of office properties	55,570	64,012	10,465
Amortization of management contracts, net	755	7,881	7,125
Amortization of below market leases, net	(16,937)	(16,118)	(1,826)
Amortization of financing costs	42	42	32
Amortization of debt premium, net	(3,992)	(3,940)	(93)
Deferred income tax expense (benefit)	363	(4,763)	(1,960)
Non-cash impairment loss on management contracts	—	4,750	—
Increase in deferred leasing costs	(7,735)	(14,661)	(563)
Changes in operating assets and liabilities:
Change in condominium units	9,318	10,582	—
Change in receivables and other assets	(9,369)	(20,396)	(3,610)
Change in accounts payable and other liabilities	630	(1,294)	6,398

Cash provided by operating activities	12,856	3,192	3,599

Investing activities
Improvements to real estate	(46,421)	(4,360)	(623)

Cash used in investing activities	(46,421)	(4,360)	(623)

Financing activities
Principal payments on mortgage notes payable	(6,360)	(3,547)	—
Proceeds from issuance of mortgage notes payable	—	—	80,000
Debt financing costs	—	—	(422)
Change in Parkway investment, net	44,795	4,573	(74,785)
Distributions to noncontrolling interest holders in properties	(901)	(2,290)	—

Cash provided by (used in) financing activities	37,534	(1,264)	4,793

Change in cash and cash equivalents	3,969	(2,432)	7,769
Cash and cash equivalents at beginning of year	7,992	10,424	2,655

Cash and cash equivalents at end of year	$11,961	$7,992	$10,424

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CASH FLOWS (continued)

(In thousands)

Supplemental Cash Flow Information and Schedule of Non-Cash Investing and Financing Activity

	Year Ended December 31,
	2015	2014	2013
Supplemental cash flow information:
Cash paid for interest	$20,064	$20,313	$19,775
Cash paid for income taxes	1,783	4,383	100
Supplemental schedule of non-cash investing and financing activity:
Real estate assets acquired in TPGI Merger	—	—	645,284
Intangible assets acquired in TPGI Merger	—	—	61,562
Condominium units acquired in TPGI Merger	—	—	19,900
Other assets acquired in TPGI Merger	—	—	19,294
Management contract intangibles acquired in TPGI Merger	—	—	1,889
Mortgage notes payable assumed in TPGI Merger	—	—	335,038
Below market leases assumed in TPGI Merger	—	—	50,152
Other liabilities assumed in TPGI Merger	—	—	22,537
Contributions from noncontrolling interests in condominium units	—	—	3,050
Contributions from Parkway, net	—	1,546	—

PARKWAY HOUSTON

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2015

Note 1 - Organization

On April 28, 2016, the board of directors of Cousins Properties Incorporated, a Georgia corporation (“Cousins”), and the board of directors of Parkway Properties, Inc., a Maryland corporation (“Parkway”), each approved an agreement and plan of merger, dated as of April 28, 2016 (the “Merger Agreement”). Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (the “Merger”), followed by a spin-off (the “Distribution”) of the Houston-based assets of both companies (“Cousins Houston” and “Parkway Houston”, respectively) into a new publicly traded real estate investment trust (“REIT”) called Parkway, Inc. (“New Parkway”). Cousins Houston includes the combined accounts related to the office properties of Greenway Plaza and Post Oak Central, currently operated by subsidiaries of Cousins, and certain corporate costs. Parkway Houston includes the combined accounts related to the office properties of Phoenix Tower (for all periods presented), CityWestPlace and San Felipe Plaza (acquired on December 19, 2013), fee-based real estate services (for all periods presented) and the Murano residential condominium project (acquired on December 19, 2013), currently operated through subsidiaries of Parkway, and certain corporate costs. Unless the context otherwise requires, references to the “Company” refer to Parkway Houston. New Parkway is expected to operate and elect to be treated as a REIT under the Internal Revenue Code of 1986, as amended. REITs generally are not liable for federal corporate income taxes as long as they meet certain requirements and distribute at least 90% of their taxable income.

Following the Distribution, New Parkway will own five office properties with 8.7 million rentable square feet (unaudited) in the Galleria, Greenway and Westchase submarkets of Houston, Texas. In addition, New Parkway will provide fee-based real estate services through wholly owned subsidiaries, including Eola Office Partners, LLC (“Eola”), which in total managed and/or leased approximately 4.2 million square feet (unaudited) for primarily third-party owners at December 31, 2015 and will own certain other assets previously owned by Parkway.

As of December 31, 2015, New Parkway had not conducted any business as a separate company and has no material assets or liabilities. The operations of Parkway Houston, which will be transferred to New Parkway immediately following the effective time of the Merger, are presented as if the transferred business was Parkway Houston’s business for all historical periods described and at the carrying value of such assets and liabilities reflected in Parkway’s books and records.

Note 2 - Basis of Presentation and Consolidation

The accompanying combined financial statements include the accounts of Parkway Houston presented on a combined basis as the ownership interests are currently under common control and ownership of Parkway. All significant intercompany balances and transactions have been eliminated.

These combined financial statements are derived from the books and records of Parkway and were carved out from Parkway at a carrying value reflective of such historical cost in such Parkway records. Parkway Houston’s historical financial results reflect charges for certain corporate costs and we believe such charges are reasonable; however, such results do not necessarily reflect what our expenses would have been had we been operating as a separate stand-alone public company. Costs of the services that were charged to us were based on either actual costs incurred or a proportion of costs estimated to be applicable to us. The historical combined financial information presented may therefore not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, stand-alone public company during the periods presented or of our future performance as an independent, stand-alone company.

Parkway Houston is a predecessor, as defined in applicable rules and regulations for the Securities and Exchange Commission (the “SEC”), to the Houston Business, which will commence operations on the date of the Distribution.

These combined financial statements reflect the consolidation of properties that are wholly owned or properties in which we own less than a 100% interest but that we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us. Eola, Phoenix Tower, CityWestPlace and San Felipe Plaza were all wholly owned for all periods presented.

Parkway Houston consolidates its Murano residential condominium project which it controls. Parkway Houston’s unaffiliated partner’s interest is reflected on its combined balance sheets under the “Noncontrolling Interests” caption. Parkway Houston’s partner has a stated ownership interest of 27%. Net proceeds from the project will be distributed, to the extent available, based on an order of preferences described in the partnership agreement. Parkway Houston may receive distributions, if any, in excess of its stated 73% ownership interest if certain return thresholds are met.

Note 3 - Summary of Significant Accounting Policies

Real Estate Properties

Real estate properties are carried at cost less accumulated depreciation. Cost includes the carrying amount of Parkway Houston’s investment plus any additional consideration paid, liabilities assumed and improvements made subsequent to acquisition. Depreciation of buildings and building improvements is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of tenant improvements, including personal property, is computed using the straight-line method over the lesser of the useful life or the term of the lease involved. Maintenance and repair expenses are charged to expense as incurred.

Parkway Houston evaluates its real estate assets for impairment upon occurrence of significant adverse changes in its operations to assess whether any impairment indicators are present that affect the recovery of the carrying amount. The carrying amount includes the net book value of tangible and intangible assets and liabilities. Real estate assets are classified as held for sale or held and used. Parkway Houston classifies certain assets as held for sale based on management having the authority and intent of entering into commitments for sale transactions to close in the next 12 months. Parkway Houston considers an office property as held for sale once it has executed a contract for sale, allowed the buyer to complete its due diligence review and received a substantial non-refundable deposit. Until a buyer has completed its due diligence review of the asset, necessary approvals have been received and substantive conditions to the buyer’s obligation to perform have been satisfied, Parkway Houston does not consider a sale to be probable. When Parkway Houston identifies an asset as held for sale, it estimates the net realizable value of such asset and discontinues recording depreciation on the asset. Parkway Houston records assets held for sale at the lower of the carrying amount or fair value less cost to sell. If the fair value of the asset net of estimated selling costs is less than the carrying amount, Parkway Houston records an impairment loss. With respect to assets classified as held and used, Parkway Houston recognizes an impairment loss if the carrying amount is not recoverable and exceeds the sum of undiscounted future cash flows expected to result from the use and eventual disposition of the asset. Upon impairment, Parkway Houston recognizes an impairment loss to reduce the carrying value of the real estate asset to the estimate of its fair value. The cash flow and fair value estimates are based on assumptions about employing the asset for its remaining useful life. Factors considered in projecting future cash flows include, but are not limited to: existing leases, future leasing and terminations, market rental rates, capital improvements, tenant improvements, leasing commissions, inflation, discount rates, capitalization rates and other known variables, and contractual purchase and sale agreements. This market information is considered a Level 2 or Level 3 input as defined by the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures”.

Parkway Houston recognizes gains or losses on sales of real estate at times and in amounts determined in accordance with the accounting guidance for sales of real estate. The guidance takes into account the terms of the transaction and any continuing involvement, including in the form of management, leasing of space or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, then Parkway Houston defers gain recognition and accounts for the transaction by applying the deposit, finance, installment or cost recovery methods, as appropriate.

Cash Equivalents

Parkway Houston considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash, which is included in receivables and other assets, primarily consists of security deposits held on behalf of Parkway Houston’s tenants as well as capital improvements and real estate tax escrows required under certain loan agreements. There are restrictions on Parkway Houston’s ability to withdraw these funds other than for their specified usage.

Purchase Price Assignment

Parkway Houston assigns the purchase price of real estate to tangible and intangible assets and liabilities based on fair value. Tangible assets consist of land, building, garage, building improvements and tenant improvements. Intangible assets and liabilities consist of the value of above and below market leases, lease costs, the value of in-place leases and any value attributable to above or below market debt assumed with the acquisition.

Parkway Houston engages independent third-party appraisers to perform the valuations used to determine the fair value of these identifiable tangible and intangible assets. These valuations and appraisals use commonly employed valuation techniques, such as discounted cash flow analyses. Factors considered in these analyses include an estimate of costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. Parkway Houston also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. Parkway Houston includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods depending on specific local market conditions and the type of property acquired. Additionally, Parkway Houston estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

The fair value of above or below market in-place lease values is the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated current market lease rate expected over the remaining non-cancelable life of the lease. The capitalized above market lease values are amortized as a reduction of rental income over the remaining term of the respective leases. The portion of the values of the leases associated with below-market renewal options that are likely to be exercised are amortized to rental income over the respective renewal. The capitalized below market lease values are amortized as an increase to rental income over the remaining term of the respective leases. Total amortization for above and below market leases was a net increase of rental income of $17.1 million, $16.3 million and $1.8 million for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015, the remaining amortization of below market leases, net is projected as a net increase to rental income as follows (in thousands):

Amount
2016	$6,826
2017	4,254
2018	2,476
2019	2,113
2020	1,511
Thereafter	6,285

Total	$23,465

The fair value of in-place leases is the present value associated with re-leasing the in-place lease as if the property was vacant. Factors to be considered include estimates of costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating costs, Parkway Houston includes estimates of lost rentals at market rates during the expected lease-up periods. The value of at market in-place leases is amortized as a lease cost amortization expense over the expected life of the lease. Total amortization expense for the value of in-place leases was $16.7 million, $30.1 million and $4.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015, the remaining amortization expense for the value of in-place leases is projected as follows (in thousands):

Amount
2016	$7,928
2017	4,481
2018	2,107
2019	1,532
2020	1,369
Thereafter	4,860

Total	$22,277

A separate component of the fair value of in-place leases is identified for the lease costs. The fair value of lease costs represents the estimated commissions and legal fees paid in connection with the current leases in place. Lease costs are amortized over the non-cancelable terms of the respective leases as lease cost amortization expense.

In no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a customer terminate its lease, the unamortized portion of the tenant improvement, in-place lease value and lease cost intangibles would be charged to expense. Additionally, the unamortized portion of above market in-place leases would be recorded as a reduction to rental income and the below market in-place lease value would be recorded as an increase to rental income.

Parkway Houston calculates the fair value of mortgage notes payable by discounting the remaining contractual cash flows on each instrument at the current market rate for these borrowings.

Capitalization of Costs

Costs related to planning, developing, leasing and constructing a property, including costs of development personnel working directly on projects under development, are capitalized. In addition, Parkway Houston capitalizes interest to qualifying assets under development based on average accumulated expenditures outstanding during the period. In capitalizing interest to qualifying assets, Parkway Houston first uses the interest incurred on specific project debt, if any, and next uses Parkway Houston’s weighted average interest rate for non-project specific debt. Parkway Houston also capitalizes certain costs of leasing personnel in connection with the completion of leasing arrangements.

Allowance for Doubtful Accounts

Accounts receivable are reduced by an allowance for amounts that Parkway Houston estimates to be uncollectible. The receivable balance is comprised primarily of rent and expense reimbursement income due from the customers. Management evaluates the adequacy of the allowance for doubtful accounts considering such factors as the credit quality of the customers, delinquency of payment, historical trends and current economic conditions. Parkway Houston provides an allowance for doubtful accounts for customer balances that are over 90 days past due and for specific customer receivables for which collection is considered doubtful.

The components of allowance for doubtful accounts for the years ended December 31, 2015, 2014 and 2013 are as follows (in thousands):

	For the Year Ended December 31,
	2015	2014	2013
Beginning balance:	$38	$306	$136
Bad debt expense	261	88	351
Write-offs	(201)	(356)	(181)

Ending balance:	$98	$38	$306

Noncontrolling Interest

A noncontrolling interest in a subsidiary is in most cases an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. In addition, consolidated net income is required to be reported as amounts that include the amounts attributable to both the parent and the noncontrolling interest and the amount of consolidated net income attributable to the parent and the noncontrolling interest are required to be disclosed on the face of the combined statements of operations.

Revenue Recognition

Revenue from real estate rentals is recognized on a straight-line basis over the noncancelable lease term at the inception of each respective lease in accordance with ASC 840, Leases. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as straight-line rent receivable on the accompanying balance sheets. The straight-line rent adjustment increased revenue by $13.9 million, $6.3 million and $841,000 in 2015, 2014 and 2013, respectively.

When Parkway Houston is the owner of the tenant improvements, the leased space is ready for its intended use when the tenant improvements are substantially completed, at which point revenue recognition begins. In limited instances, when the tenant is the owner of the customer improvements, straight-line rent is recognized when the tenant takes possession of the unimproved space.

The leases also typically provide for tenant reimbursement of a portion of common area maintenance, real estate taxes and other operating expenses. Property operating cost recoveries from customers (“expense reimbursements”) are recognized as revenue in the period in which the expenses are incurred. The computation of expense reimbursements is dependent on the provisions of individual customer leases. Most customers make monthly fixed payments of estimated expense reimbursements. Parkway Houston makes adjustments, positive or negative, to expense reimbursement income quarterly to adjust the recorded amounts to Parkway Houston’s best estimate of the final property operating costs based on the most recent annual estimate. After the end of the calendar year, Parkway Houston computes each customer’s final expense reimbursements and issues a bill or credit for the difference between the actual amount and the amounts billed monthly during the year. Differences between actual billed amounts and accrued amounts are considered immaterial.

Management company income represents market-based fees earned from providing management, construction, leasing, brokerage and acquisition services to unconsolidated joint ventures, related parties and third parties. Management fee income is computed and recorded monthly in accordance with the terms set forth in the management service agreements. Leasing and brokerage commissions, as well as salary and administrative fees, are recognized pursuant to the terms of the agreements at the time underlying leases are signed, which is the point at which the earnings process is complete and collection of fees is reasonably assured. Fees relating to the purchase or sale of property are recognized when the earnings process is complete and collection of fees is reasonably assured, which usually occurs at closing. All fees on company-owned properties are eliminated in consolidation. Parkway Houston recognizes fees earned from Parkway’s unconsolidated joint ventures in management company income.

Parkway Houston has one high-rise condominium project. Under the provisions of FASB ASC 360-20, “Property, Plant and Equipment” subsection “Real Estate and Sales,” revenue and costs for projects are recognized when all parties are bound by the terms of the contract, all consideration has been exchanged, any permanent financing for which the seller is responsible has been arranged and all conditions precedent to closing have been performed. This results in profit from the sale of condominium units recognized at closing. Revenue is recognized on the contract price of individual units. Total estimated costs are allocated to individual units which have closed on a relative value basis.

Amortization of Debt Origination Costs and Leasing Costs

Debt origination costs are deferred and amortized using a method that approximates the effective interest method over the term of the loan. Leasing costs are deferred and amortized using the straight-line method over the term of the respective lease.

Income Taxes

Parkway elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 1997. To qualify as a REIT, Parkway must meet a number of organizational and operational requirements, including a requirement that it distribute annually at least 90% of its “REIT taxable income,” subject to certain adjustments and excluding any net capital gain to its stockholders. It is management’s current intention to adhere to these requirements and maintain Parkway’s REIT status, and Parkway believes that it was in compliance with all REIT requirements at December 31, 2015. As a REIT, Parkway generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If Parkway fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if Parkway qualifies for taxation as a REIT, Parkway may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. The properties in the combined financial statements are owned directly or indirectly by partnerships, limited partnerships or limited liability companies and as a result, the allocated share of income or loss for each period is included in the income tax returns of the partners. In addition, taxable income from non-REIT activities managed through the taxable REIT subsidiary is subject to federal, state and local income taxes. Parkway provides for income taxes based on pretax income and applicable tax rates in the various jurisdictions in which it operates. The effective tax rate reflects the impact of earnings attributable to REIT operations and noncontrolling interests for which no U.S. income taxes have been provided.

Fair Value Measurements

Level 1 fair value inputs are quoted prices for identical assets or liabilities in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar assets or liabilities in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect Parkway Houston’s best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. These inputs are unobservable in the market and significant to the valuation estimate.

Impairment of Intangible Assets

During 2014, Parkway Houston evaluated certain qualitative factors and determined that it was necessary to apply the two-step quantitative impairment test under ASU 2011-8. During the year ended December 31, 2014, Parkway Houston determined that the undiscounted cash flows indicated that the carrying amounts of certain Eola Capital, LLC (“Eola Capital”) management contracts were not expected to be recovered and, as a result, Parkway Houston recorded a $4.8 million pre-tax non-cash impairment loss related to these management contracts which resulted in the entire remaining balance of the Eola Capital contracts being written off as of December 31, 2014. During the year ended December 31, 2015, no impairment losses were recorded on Parkway Houston’s intangible assets.

Segment Reporting

Parkway Houston’s primary business is the ownership and operation of office properties. Parkway Houston has accounted for each office property or groups of related office properties as an individual operating segment. Parkway Houston has aggregated the individual operating segments into a single reporting segment due to the fact that the individual operating segments have similar operating and economic characteristics, such as being leased by the square foot, sharing the same primary operating expenses and ancillary revenue opportunities and being cyclical in economic performance based on current supply and demand conditions. The individual operating segments are also similar in that revenues are derived from the leasing of office space to customers and each office property is managed and operated consistently in accordance with standard operating procedures. The range and type of customer uses of the properties is similar throughout the portfolio regardless of location or class of building and the needs and priorities of the customers do not vary widely from building to building. Therefore, the management responsibilities do not vary widely from location to location based on the size of the building, geographic location or class. The operations of the Management Company are separately presented in the Combined Statements of Operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although Parkway Houston believes the assumptions and estimates made are reasonable and appropriate, as discussed in the applicable sections throughout these combined financial statements, different assumptions and estimates could materially impact reported results. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions; therefore, changes in market conditions could impact Parkway Houston’s future operating results. Parkway Houston’s most significant estimates relate to impairments on real estate and other assets and purchase price assignments. Actual results could differ from these estimates.

Recent Accounting Pronouncements

Adopted

In February 2015, the FASB issued ASU No. 2015-02, “Amendments to the Consolidated Analysis.” This update amends consolidation guidance which makes changes to both the variable interest model and the voting model. The new standard specifically eliminates the presumption in the current voting model that a general partner controls a limited partnership or similar entity unless that presumption can be overcome. Generally, only a single limited partner that is able to exercise substantive kick-out rights will consolidate. Parkway Houston adopted this update on January 1, 2016. The new standard must be applied using a modified retrospective approach by recording either a cumulative-effect adjustment to equity as of the beginning of the period of adoption or retrospectively to each period presented. This did not have an impact on Parkway Houston’s financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. Parkway Houston adopted this update on January 1, 2016. Retrospective application of the guidance set forth in this update is required and resulted in the classification of the deferred financing costs within the combined balance sheets as a direct deduction from the carrying amount of debt within total liabilities.

Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 will be effective for Parkway Houston’s fiscal year beginning as early as January 1, 2019 and subsequent interim periods. Management is currently assessing this guidance for future implementation.

Note 4 - Real Estate Related Investments, net

Included in Real Estate Related Investments are three office assets located in the Galleria, Greenway and Westchase submarkets of Houston, Texas, comprising six buildings and two adjacent parcels of land totaling approximately 3.1 million square feet (unaudited).

Balances of major classes of depreciable assets (in thousands) and their respective estimated useful lives are:

		December 31,
Asset Category	Estimated Useful Life	2015	2014
Land	Non-depreciable	$106,323	$106,323
Building and garage	40 years	600,562	600,562
Building improvements	7 to 40 years	14,426	4,174
Tenant improvements	Lesser of useful life or term of lease	97,283	61,898

		$818,594	$772,957

Depreciation expense related to these assets of $32.0 million, $28.8 million and $5.3 million was recognized in 2015, 2014 and 2013, respectively.

2013 Acquisitions

On December 19, 2013, in connection with Parkway’s merger transactions with TPGI (such transactions, the “TPGI Mergers”), Parkway Houston assumed TPGI’s ownership interest in two wholly owned office properties in Houston, Texas, CityWestPlace and San Felipe Plaza, and two parcels of land adjacent to CityWestPlace. The following table summarizes the aggregate purchase price assignment for CityWestPlace and San Felipe Plaza as of December 19, 2013 based on Level 2 and Level 3 inputs (in thousands):

Amount
Land	$97,132
Building	502,537
Tenant improvements	41,697
Lease commissions	27,847
Lease in place value	61,562
Above market leases	3,176
Below market leases	(53,382)
Mortgage debt assumed	(317,688)
Mortgage premium for mortgage assumed	(9,974)

Parkway Houston’s unaudited pro forma results of operations after giving to effect the purchases of CityWestPlace and San Felipe Plaza as if the purchases had occurred on January 1, 2013 is as follows (in thousands):

2013
Revenues	$138,828
Net loss attributable to Parkway Houston	(2,465)

2012 Acquisition

On December 20, 2012, Parkway completed the purchase of Phoenix Tower, an office tower located in the Greenway Plaza submarket of Houston, Texas, for a gross purchase price of $123.8 million. Phoenix Tower is a 26-story office tower that sits atop an eight-story parking garage. On February 20, 2013, Parkway obtained an $80.0 million non-recourse first mortgage loan secured by Phoenix Tower. The mortgage loan has a fixed interest rate of 3.9%, an initial 24-month interest only period and a maturity date of March 2023. See “Note 6—Mortgage Notes Payable” for additional details.

Contractual Obligations and Minimum Rental Receipts

Obligations for tenant improvement allowances and lease commission costs for leases in place and commitments for building improvements at December 31, 2015 are as follows (in thousands):

Amount
2016	$10,432
2017	37
2018	10
2019	—
2020	—
Thereafter	—

Total	$10,479

The following is a schedule by year of future minimum rental receipts under noncancelable leases for office buildings owned at December 31, 2015 (in thousands):

Amount
2016	$87,844
2017	81,416
2018	72,966
2019	68,629
2020	64,493
Thereafter	436,128

Total	$811,476

Parkway Houston is geographically concentrated in Houston, Texas. For the years ended December 31, 2015, 2014 and 2013, five, four and six tenants in the Parkway Houston portfolio, respectively, represented more than 5% of base rent.

Note 5 - Intangible Assets, net

The following table reflects the portion of the purchase price of office properties assigned to intangible assets, as discussed in “Note 3—Summary of Significant Accounting Policies.” The portion of the purchase price assigned to below market lease value and the related accumulated amortization is reflected in “Note 8—Accounts Payable and Other Liabilities.”

	December 31,
	2015	2014
	(In thousands)
Lease in place value	$73,064	$73,064
Accumulated amortization	(50,787)	(34,115)
Above market lease value	3,044	3,044
Accumulated amortization	(882)	(443)

	$24,439	$41,550

Note 6 - Mortgage Notes Payable, net

On February 20, 2013, Parkway obtained an $80.0 million non-recourse first mortgage loan secured by Phoenix Tower. The mortgage loan has a fixed interest rate of 3.9%, an initial 24-month interest only period and a maturity date of March 2023.

On December 19, 2013, in connection with the TPGI Mergers, Parkway assumed the existing first mortgage loans for CityWestPlace I & II, CityWestPlace III & IV, and San Felipe Plaza.

A summary of mortgage notes payable at December 31, 2015 and 2014 is as follows (dollars in thousands):

	Fixed Rate	Maturity Date	December 31,
Office Properties			2015	2014
Phoenix Tower	3.9%	03/01/2023	$78,555	$80,000
CityWestPlace I & II	6.2%	07/06/2016	114,460	116,111
CityWestPlace III & IV	5.0%	03/05/2020	90,334	91,889
San Felipe Plaza	4.8%	12/01/2018	107,877	109,585
Unamortized premium, net			5,981	9,974
Unamortized debt issuance costs, net			(306)	(348)

Total Mortgage Notes Payable, net			$396,901	$407,211

The aggregate annual maturities of mortgage notes payable at December 31, 2015 are as follows (in thousands):

Amount
2016	$119,879
2017	5,670
2018	108,166
2019	4,138
2020	85,602
Thereafter	67,771

Total principal maturities	391,226
Unamortized premium, net	5,981
Unamortized debt issuance costs, net	(306)

Total Mortgage Notes Payable, net	$396,901

The fair value of mortgage notes payable was $394.3 million and $397.7 million as of December 31, 2015 and 2014, respectively. The fair value was determined using Level 2 inputs.

Note 7 - Receivables and Other Assets

The following represents the composition of Receivables and Other Assets as of December 31, 2015 and 2014:

	December 31,
	2015	2014
	(In thousands)
Rents and fees receivable	$300	$2,093
Allowance for doubtful accounts	(98)	(38)
Straight-line rent receivable	21,073	7,149
Other receivables	3,593	5,852
Lease costs, net of accumulated amortization of $13,257 and $6,247, respectively	40,451	39,929
Escrow and other deposits	1,865	3,383
Prepaid expenses	482	585
Cost method investment	3,500	3,500
Deferred tax asset, non current	4,999	5,040
Other assets	135	164

	$76,300	$67,657

Note 8 - Accounts Payable and Other Liabilities

The following represents the composition of Accounts Payable and Other Liabilities as of December 31, 2015 and 2014:

	December 31,
	2015	2014
	(In thousands)
Accounts payable and accrued expenses	$17,065	$14,851
Accrued property taxes	9,300	14,832
Prepaid rents	5,319	3,304
Security deposits	1,052	821
Deferred tax liability	793	470
Accrued payroll	1,248	1,446
Interest payable	1,522	1,546

	$36,299	$37,270

Note 9 - Income Taxes

As a REIT, Parkway generally will not be subject to corporate level U.S. federal income tax on taxable income it distributes currently to its stockholders. If Parkway fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if Parkway qualifies for taxation as a REIT, Parkway may be subject to certain state and local taxes on its income and property, and to U.S. federal income taxes on its undistributed taxable income.

The properties in the combined financial statements are owned directly or indirectly by a limited partnership or limited liability companies and as a result, the allocated share of income or loss for each period is included in the income tax returns of the partners.

Parkway Houston has certain entities as taxable REIT subsidiaries (“TRSs”), which are tax paying entities for income tax purposes and are taxed separately from Parkway Houston. TRSs may participate in non-real estate related activities and/or perform non-customary services for customers and are subject to U.S. federal and state income tax at regular corporate tax rates. The income tax benefit (expense) and related income tax assets and liabilities are based on actual and expected future income.

As of December 31, 2015 and 2014, Parkway Houston recorded net deferred tax assets of $4.2 million and $4.6 million, respectively, related to the TRSs. Deferred tax assets generally represent items that can be used as a tax deduction in Parkway Houston’s tax returns in future years for which Parkway Houston has already recorded a tax benefit in its combined statements of operations.

The significant components of the net deferred tax assets (liabilities) as of December 31, 2015 and 2014 are as follows (in thousands):

	December 31,
	2015	2014
	(In thousands)
Deferred tax assets
Capitalizable transaction costs	$667	$784
Contingent consideration	1,198	1,411
Management contracts	2,022	2,377
Condominium sales	1,064	331
Other	48	137

Total deferred tax assets	4,999	5,040

Deferred tax liabilities
Cost method investment	670	470
Other	123	—

Total deferred tax liabilities	793	470

Total deferred tax assets, net	$4,206	$4,570

FASB ASC 740-10-30 “Accounting for Income Taxes” subsection “Initial Measurement,” requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. In determining whether the deferred tax asset is realizable, Parkway Houston considers all available positive and negative evidence, including future reversal of existing taxable temporary differences, carryback potential, tax-planning strategies and its ability to generate sufficient taxable income in future years. As of December 31, 2015, Parkway Houston concludes that a valuation allowance against its deferred tax asset is not necessary.

The components of income tax benefit (expense) for the years ended December 31, 2015, 2014 and 2013 are as follows (in thousands):

	For the Year Ended
	December 31,
	2015	2014	2013
Current:
Federal	$(853)	$(2,870)	$(490)
State	(418)	(1,713)	(194)

Total current	(1,271)	(4,583)	(684)

Deferred:
Federal	124	3,868	1,582
State	(488)	895	378

Total deferred	(364)	4,763	1,960

Total income tax (expense) benefit	$(1,635)	$180	$1,276

The reconciliation of income tax expense computed at the U.S. statutory income tax rate and the income tax expense in the combined statements of operations is shown below (in thousands):

	For the Years Ended December 31,
	2015		2014		2013
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Pre-tax income (loss) from continuing operations	$4,812	34.0%	$7,848	34.0%	$4,639	34.0%
Pass-through earnings without income tax provision	(5,596)	(39.5)%	(7,003)	(30.3)%	(2,649)	(19.4)%
Noncontrolling interest	(2)	—%	50	0.2%	—	—%
State income tax, net of federal tax benefit	(510)	(3.6)%	(778)	(3.4)%	58	0.4%
Effect of permanent differences	(6)	—%	(41)	(0.2)%	(291)	(2.1)%
Valuation allowance	—	—%	479	2.1%	(479)	(3.5)%
Cost method investment	—	—%	(422)	(1.8)%	—	—%
Other	(333)	(2.4)%	47	0.2%	(2)	—%

Total income tax (expense) benefit	$(1,635)	(11.5)%	$180	0.8%	$1,276	9.4%

FASB ASC 740-10-25, “Accounting for Income Taxes” subsection “Recognition,” clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Parkway Houston’s policy is to recognize interest and penalties related to unrecognized tax benefits as components of income tax expense. As of December 31, 2015, there was no material unrecognized tax benefits and we do not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

Note 10 - Commitments and Contingencies

Parkway Houston and its subsidiaries are, from time to time, parties to litigation arising from the ordinary course of business. Parkway Houston does not believe that any such litigation will materially affect its financial position or operations.

Parkway Houston holds a 1% limited partnership interest in 2121 Market Street Associates LLC (“2121 Market Street”), which it acquired in the TPGI Mergers. A mortgage loan secured by a first trust deed on 2121 Market Street is guaranteed by Parkway Houston up to a maximum amount of $14.0 million expiring in December 2022.

Note 11 – Related Party Transactions

On May 18, 2011, Parkway closed on the Contribution Agreement pursuant to which Eola Capital contributed its property management company (the “Management Company”) to Parkway. In connection with the Eola Capital contribution of its Management Company to Parkway, a subsidiary of Parkway made a $3.5 million preferred equity investment in an entity 21% owned by Mr. James R. Heistand, and which is included in receivables and other assets on Parkway Houston’s combined balance sheets. This investment provides that Parkway will be paid a preferred equity return equal to 7% per annum of the preferred equity outstanding. In 2015, 2014 and 2013 Parkway received preferred equity distributions on this investment in the aggregate amounts of approximately $245,000, $265,000 and $225,000, respectively. This preferred equity investment was approved by the board of directors of Parkway and is recorded as a cost method investment in receivables and other assets on the combined balance sheets.

Certain of Parkway’s executive officers own interests in properties that are managed and leased by the Management Company. Parkway Houston recorded $398,000, $3.5 million and $4.0 million in management fees and $869,000, $8.8 million and $10.2 million in reimbursements related to the management and leasing of these assets for the years ended December 31, 2015, 2014 and 2013, respectively. For the years ended December 31, 2015, 2014 and 2013, Parkway Houston recorded management fees and reimbursements, net of elimination, related to the unconsolidated joint ventures of Parkway of $384,000, $4.2 million and zero, respectively.

On December 8, 2014, Parkway Houston sold the retail unit at its Murano residential condominium project to its unaffiliated joint venture partner in the project for a gross sales price of $3.5 million.

For the year ended December 31, 2013, Parkway Properties LP (“Parkway LP”) recognized interest income of approximately $1.3 million related to an $80.0 million bridge loan issued by Parkway LP to TPGI in connection with the TPGI Mergers.

As discussed in Note 1, the accompanying combined financial statements present the operations of Parkway Houston as carved out from the financial statements of Parkway. Transactions between the entities have been eliminated in the combined presentation. The combined financial statements include payroll costs and benefits for on-site personnel employed by Parkway. These costs are reflected in property operating expenses on the combined statements of operations. A summary of these for each of the periods presented is as follows (in thousands):

	For the Year Ended
	December 31,
	2015	2014	2013
Charged to property operating expense:
Direct payroll charges	$2,747	$2,823	$568
Management fees	2,298	3,087	452

Total	$5,045	$5,910	$1,020

Lease commissions and development fees paid to Parkway’s personnel and other leasing costs incurred by Parkway Houston are capitalized and amortized over the respective lease term. For the years ended December 31, 2015, 2014, and 2013, Parkway Houston capitalized $1.6 million, $982,000 and $88,000, respectively, in commissions and other leasing costs to the properties.

The expenses charged to Parkway Houston for these services are not necessarily indicative of the expenses that would have been incurred had Parkway Houston been a separate, independent entity.

Note 12 – Subsequent Events

On April 6, 2016, Parkway paid in full the $114.0 million mortgage debt secured by CityWestPlace I & II.

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2015

(In thousands)

		Initial Cost to Parkway Houston
Description	Encumbrances (1)	Land	Building and Improvements	Subsequent Capitalized Costs	Total Real Estate
Texas
Phoenix Tower	$78,555	$9,191	$98,183	$15,083	$122,457
CityWestPlace	204,794	56,785	295,869	73,418	426,072
San Felipe Plaza	107,877	40,347	206,510	22,822	269,679
Other
Corporate	—	—	—	386	386

Total Real Estate Owned	$391,226	$106,323	$600,562	$111,709	$818,594

(1)	Encumbrances represent face amount of mortgage debt and exclude any premiums or discounts.

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2015

(In thousands)

	Gross Amount at Which Carried at Close of Period
Description	Land	Building and Improvements	Total (1)	Accumulated Depreciation	Net Book Value of Real Estate	Year Acquired	Year Constructed	Depreciable Lives (Yrs.)
Texas
Phoenix Tower	$9,191	$113,266	$122,457	$13,949	$108,508	2012	1984		(2)
CityWestPlace	56,785	369,287	426,072	35,075	390,997	2013	1993-2001		(2)
San Felipe Plaza	40,347	229,332	269,679	16,842	252,837	2013	1984		(2)
Other
Corporate	—	386	386	75	311	N/A	N/A	N/A

Total Real Estate Owned	$106,323	$712,271	$818,594	$65,941	$752,653

(1)	The aggregate cost for federal income tax purposes was approximately $682.5 million (unaudited).
(2)	Depreciation of buildings is 40 years from acquisition date.

NOTE TO SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

At December 31, 2015, 2014 and 2013

(In thousands)

A summary of activity for real estate and accumulated depreciation is as follows:

	December 31,
	2015	2014	2013
Real Estate:
Office Properties:
Balance at beginning of year	$772,957	$763,126	$115,759
Acquisitions and improvements	45,637	9,831	647,429
Real estate disposed	—	—	(62)

Balance at close of year	$818,594	$772,957	$763,126

Accumulated Depreciation:
Balance at beginning of year	$34,111	$5,278	$—
Depreciation expense	32,015	28,751	5,340
Real estate disposed	—	—	(62)
Other adjustments	(185)	82	—

Balance at close of year	$65,941	$34,111	$5,278

PARKWAY HOUSTON

COMBINED BALANCE SHEETS

(In thousands)

(unaudited)

	March 31, 2016	December 31, 2015
Assets
Real estate related investments:
Office properties	$822,115	$818,594
Accumulated depreciation	(73,165)	(65,941)

Total real estate related investments, net	748,950	752,653

Cash and cash equivalents	11,938	11,961
Receivables and other assets	78,144	76,300
Intangible assets, net	21,628	24,439
Management contract intangibles, net	189	378

Total assets	$860,849	$865,731

Liabilities
Mortgage notes payable, net	$394,136	$396,901
Accounts payable and other liabilities	27,085	36,299
Below market leases, net of accumulated amortization of $38,702 and $36,175, respectively	20,938	23,465

Total liabilities	442,159	456,665

Equity
Parkway Equity	418,690	409,066

Total liabilities and equity	$860,849	$865,731

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

(unaudited)

	Three Months Ended March 31,
	2016	2015
Revenues
Income from office properties	$29,129	$24,841
Management company income	1,305	2,679
Sale of condominium units	—	4

Total revenues	30,434	27,524

Expenses
Property operating expenses	13,539	10,489
Management company expenses	781	2,785
Cost of sales - condominium units	—	202
Depreciation and amortization	11,365	13,237
General and administrative	1,632	1,631

Total expenses	27,317	28,344

Operating income (loss)	3,117	(820)
Other income and expenses
Interest and other income	61	61
Interest expense	(3,953)	(4,045)

Loss before income taxes	(775)	(4,804)
Income tax expense	(493)	(173)

Net loss	(1,268)	(4,977)
Net loss attributable to noncontrolling interests	—	7

Net loss attributable to Parkway Houston	$(1,268)	$(4,970)

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

(unaudited)

Parkway Equity
Balance at December 31, 2015	$409,066
Net loss	(1,268)
Contributions from Parkway, net	10,892

Balance at March 31, 2016	$418,690

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2016	2015
Operating activities
Net loss	$(1,268)	$(4,977)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization of office properties	11,365	13,237
Amortization of management contracts, net	189	189
Amortization of below market leases, net	(2,341)	(4,223)
Amortization of financing costs	11	11
Amortization of debt premium, net	(1,009)	(980)
Deferred income tax expense	149	194
Increase in deferred leasing costs	(2,869)	(234)
Changes in operating assets and liabilities:
Change in receivables and other assets	459	2,043
Change in accounts payable and other liabilities	(10,214)	(15,534)

Cash used in operating activities	(5,528)	(10,274)

Investing activities
Improvements to real estate	(3,621)	(5,503)

Cash used in investing activities	(3,621)	(5,503)

Financing activities
Principal payments on mortgage notes payable	(1,766)	(1,229)
Change in Parkway investment, net	10,892	19,386

Cash provided by financing activities	9,126	18,157

Change in cash and cash equivalents	(23)	2,380
Cash and cash equivalents at beginning of period	11,961	7,992

Cash and cash equivalents at end of period	$11,938	$10,372

Supplemental Cash Flow Information:
Cash paid for interest	$4,959	$5,021
Cash paid for income taxes	158	104

See notes to combined financial statements.

PARKWAY HOUSTON

NOTES TO COMBINED FINANCIAL STATEMENTS

March 31, 2016

(unaudited)

Note 1 - Organization

On April 28, 2016, the board of directors of Cousins Properties Incorporated, a Georgia corporation (“Cousins”), and the board of directors of Parkway Properties, Inc., a Maryland corporation (“Parkway”), each approved an agreement and plan of merger, dated as of April 28, 2016 (the “Merger Agreement”). Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (the “Merger”), followed by a spin-off (the “Distribution”) of the Houston-based assets of both companies (“Cousins Houston” and “Parkway Houston”, respectively) into a new publicly traded real estate investment trust (“REIT”) called Parkway, Inc. (“New Parkway”). Cousins Houston includes the combined accounts related to the office properties of Greenway Plaza and Post Oak Central, currently operated by subsidiaries of Cousins, and certain corporate costs. Parkway Houston includes the combined accounts related to the office properties of Phoenix Tower (for all periods presented), CityWestPlace and San Felipe Plaza (acquired on December 19, 2013), fee-based real estate services (for all periods presented) and the Murano residential condominium project (acquired on December 19, 2013), currently operated through subsidiaries of Parkway, and certain corporate costs. Unless the context otherwise requires, references to the “Company” refer to Parkway Houston. New Parkway is expected to operate and elect to be treated as a REIT under the Internal Revenue Code of 1986, as amended. REITs generally are not liable for federal corporate income taxes as long as they meet certain requirements and distribute at least 90% of their taxable income.

Following the Distribution, New Parkway will own five office properties with 8.7 million rentable square feet (unaudited) in the Galleria, Greenway and Westchase submarkets of Houston, Texas. In addition, New Parkway will provide fee-based real estate services through wholly owned subsidiaries, including Eola Office Partners, LLC (“Eola”), which in total managed and/or leased approximately 2.7 million square feet (unaudited) for primarily third-party owners at March 31, 2016 and will own certain other assets previously owned by Parkway.

As of March 31, 2016, New Parkway had not conducted any business as a separate company and has no material assets or liabilities. The operations of Parkway Houston, which will be transferred to New Parkway immediately following the effective time of the Merger, are presented as if the transferred business was Parkway Houston’s business for all historical periods described and at the carrying value of such assets and liabilities reflected in Parkway’s books and records.

Note 2 - Basis of Presentation and Consolidation

The accompanying combined financial statements include the accounts of Parkway Houston presented on a combined basis as the ownership interests are currently under common control and ownership of Parkway. All significant intercompany balances and transactions have been eliminated.

These combined financial statements are derived from the books and records of Parkway and were carved out from Parkway at a carrying value reflective of such historical cost in such Parkway records. Parkway Houston’s historical financial results reflect charges for certain corporate costs and we believe such charges are reasonable; however, such results do not necessarily reflect what our expenses would have been had we been operating as a separate stand-alone public company. Costs of the services that were charged to us were based on either actual costs incurred or a proportion of costs estimated to be applicable to us. The historical combined financial information presented may therefore not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, stand-alone public company during the periods presented or of our future performance as an independent, stand-alone company.

Parkway Houston is a predecessor, as defined in applicable rules and regulations for the Securities and Exchange Commission, to the Houston Business, which will commence operations on the date of the Distribution.

These combined financial statements reflect the consolidation of properties that are wholly owned or properties in which we own less than a 100% interest but that we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us. Eola, Phoenix Tower, CityWestPlace and San Felipe Plaza were all wholly owned for all periods presented.

Parkway Houston consolidates its Murano residential condominium project which it controls. Parkway Houston’s unaffiliated partner’s interest is reflected on its combined balance sheets under the “Noncontrolling Interests” caption. Parkway Houston’s partner has a stated ownership interest of 27%. Net proceeds from the project will be distributed, to the extent available, based on an order of preferences described in the partnership agreement. Parkway Houston may receive distributions, if any, in excess of its stated 73% ownership interest if certain return thresholds are met.

Note 3 - Real Estate Related Investments, net

Included in Real Estate Related Investments are three office properties located in the Galleria, Greenway and Westchase submarkets of Houston, Texas, comprising six buildings and two adjacent parcels of land totaling approximately 3.1 million square feet (unaudited).

Balances of major classes of depreciable assets and their respective estimated useful lives are (in thousands):

Asset Category	Useful Life	March 31, 2016	December 31, 2015
Land	Non-depreciable	$106,323	$106,323
Building and garage	40 years	600,562	600,562
Building improvements	7 to 40 years	16,555	14,426
Tenant improvements	Lesser of useful life or term of lease	98,675	97,283

		$822,115	$818,594

Note 4 - Mortgage Notes Payable, net

A summary of mortgage notes payable at March 31, 2016 and December 31, 2015 is as follows (dollars in thousands):

Office Properties	Fixed Rate	Maturity Date	March 31, 2016	December 31, 2015
Phoenix Tower	3.87%	03/01/2023	$78,063	$78,555
CityWestPlace I & II	6.16%	07/06/2016	114,026	114,460
CityWestPlace III & IV	5.03%	03/05/2020	89,933	90,334
San Felipe Plaza	4.78%	12/01/2018	107,437	107,877
Unamortized premium, net			4,972	5,981
Unamortized debt issuance costs, net			(295)	(306)

Total Mortgage Notes Payable, net			$394,136	$396,901

The fair value of mortgage notes payable was $396.9 million and $394.3 million as of March 31,2016 and December 31, 2015, respectively. The fair value was determined using Level 2 inputs.

Note 5 - Commitments and Contingencies

Parkway Houston and its subsidiaries are, from time to time, parties to litigation arising from the ordinary course of business. Parkway Houston does not believe that any such litigation will materially affect our financial position or operations.

Note 6 - Related Party Transactions

On May 18, 2011, Parkway closed on the Contribution Agreement pursuant to which Eola Capital contributed its property management company (the “Management Company”) to Parkway Houston. In connection with the Eola Capital contribution of its Management Company to Parkway, a subsidiary of Parkway made a $3.5 million preferred equity investment in an entity 21% owned by Mr. James R. Heistand, and which is included in receivables and other assets on Parkway Houston’s combined balance sheets. This investment provides that Parkway will be paid a preferred equity return equal to 7% per annum of the preferred equity outstanding. For the three months ended March 31, 2016 and 2015, Parkway received preferred equity distributions on this investment in the aggregate amounts of approximately $61,000. This preferred equity investment was approved by the board of directors of Parkway, and recorded as a cost method investment in receivables and other assets on the balance sheet.

Certain of Parkway’s executive officers own interests in properties that are managed and leased by the Management Company. Parkway Houston recorded approximately $79,000 and $138,000 in management fees and $195,000 and $294,000 in reimbursements related to the management and leasing of these assets for the three months ended March 31, 2016 and 2015, respectively.

As discussed in Note 1, the accompanying combined financial statements present the operations of Parkway Houston as carved out from the financial statements of Parkway. Transactions between the entities have been eliminated in the combined presentation. The combined financial statements include payroll costs and benefits for on-site personnel employed by Parkway. These costs are reflected in property operating expenses on the combined statements of operations. A summary of these costs for each of the periods presented is as follows (in thousands):

	For the Three Months Ended March 31,
	2016	2015
Charged to property operating expense:
Direct payroll charges	$803	$698
Management fees	729	560

Total	$1,532	$1,258

Lease commissions and development fees paid to Parkway’s personnel and other leasing costs incurred by Parkway Houston are capitalized and amortized over the respective lease term. For the three months ended March 31, 2016 and 2015, Parkway Houston capitalized $104,000 and $516,000, respectively, in commissions and other leasing costs to the properties.

The expenses charged to Parkway for these services are not necessarily indicative of the expenses that would have been incurred had Parkway Houston been a separate, independent entity.

Note 7 – Subsequent Events

On April 6, 2016, Parkway paid in full the $114.0 million mortgage debt secured by CityWestPlace I & II.

Report of Independent Auditors

To the Board of Directors of Thomas Properties Group, Inc.:

We have audited the accompanying combined statement of revenues and certain expenses (as defined in Note 1) of the Houston Portfolio (the “Houston Portfolio”) for the year ended December 31, 2012. This statement of revenues and certain expenses is the responsibility of the Houston Portfolio’s management. Our responsibility is to express an opinion on the combined statement of revenues and certain expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement of revenues and certain expenses. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the combined statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying combined statement of revenues and certain expenses of the Houston Portfolio was prepared for the purpose of complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission for inclusion in a Form 8-K of Thomas Properties Group, Inc. and is not intended to be a complete presentation of the revenues and expenses of the Houston Portfolio.

In our opinion, the combined statement of revenues and certain expenses referred to above presents fairly, in all material respects, the revenues and certain expenses of the Houston Portfolio for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California

October 3, 2013

Houston Portfolio

Combined Statements of Revenues and Certain Expenses

(In thousands)

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
	(unaudited)
Revenues:
Rental	$34,542	$46,212
Tenant reimbursements	20,306	22,702
Other	5,104	7,330

Total revenues	59,952	76,244

Certain expenses:
Rental property operating and maintenance	21,796	30,357
Real estate taxes	11,383	11,498
Interest expense	12,986	17,530

Total certain expenses	46,165	59,385

Revenue in excess of certain expenses	$13,787	$16,859

See accompanying notes to combined statements of revenues and certain expenses.

Houston Portfolio

Notes to Combined Statements of Revenues and Certain Expenses

For the nine months ended September 30, 2013 (unaudited) and year ended December 31, 2012

Note 1 - Basis of Presentation

The accompanying combined statements of revenues and certain expenses relate to the combined operations for the two office properties and 9.9 acres of undeveloped land, located in Houston, Texas and collectively referred to as the “Houston Portfolio.”

On September 30, 2013, Thomas Properties Group, L.P. (“TPG LP”), whose sole general partner is Thomas Properties Group, Inc. (“TPGI”), made an equity contribution of approximately $163.8 million (the “Contribution Amount”) to TPG/CalSTRS, LLC (“TPG/CalSTRS”) pursuant to a Redemption and Liquidation Option Agreement, dated July 16, 2013. In the liquidation, TPG/CalSTRS distributed to the California State Teachers’ Retirement System the Contribution Amount and the interests in the entities that owned City National Plaza, subject to existing mortgage debt, and distributed to TPG LP the interests in the entities that own CityWestPlace, the adjacent land parcels and San Felipe Plaza, subject to existing mortgage debt totaling approximately $322.5 million.

The accompanying combined statements of revenues and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and, accordingly, are not representative of the actual results of operations of the Houston Portfolio for the nine months ended September 30, 2013, and the year ended December 31, 2012, due to the exclusion of depreciation and amortization expense, and other income among other items, and therefore may not be comparable to the future operations of the Houston Portfolio.

Note 2 - Summary of Significant Accounting Policies and Practices

Revenue Recognition

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the combined statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Unaudited Interim Information

The combined statement of revenues and certain expenses for the nine months ended September 30, 2013 is unaudited. In the opinion of management, such financial statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal recurring nature.

Note 3 - Interest Expense

Interest expense is reflected in the combined statements of revenues and certain expenses related to TPG LP’s assumption of three existing first mortgage loans totaling approximately $334.5 million. At September 30, 2013, CityWestPlace I & II had mortgage debt of approximately $118.0 million, which bore interest at 6.16% and matures July 6, 2016; CityWestPlace III & IV had mortgage debt of approximately $93.7 million, which bears interest at 5.03% and matures March 5, 2020; and San Felipe Plaza had mortgage debt of approximately $110.0 million, which bears interest at 4.78% and matures December 1, 2018.

Note 4 - Related Party Transactions

The accompanying combined statements of revenues and certain expenses include expenses related to management and leasing services provided by TPG LP and insurance costs allocated from TPG LP’s master insurance programs. These costs are further described below.

Pursuant to management and leasing agreements, TPG LP performs property management and leasing services for the Houston Portfolio. TPG LP is entitled to property management fees of 3.5% for San Felipe Plaza and 3.0% for CityWestPlace of gross property revenues, paid on a monthly basis. In addition, TPG LP is reimbursed for compensation paid to certain of its employees and direct out-of-pocket expenses. These fees and reimbursements are included in operating expenses.

For new leases entered into by the Houston Portfolio, TPG LP is entitled to leasing commissions generally calculated at 4% of base rent during years 1 through 10 of a lease and 3% of base rent thereafter where TPG LP acts as the procuring broker, and 2% of base rent during years 1 through 10 of a lease and 1.5% of base rent thereafter where TPG LP acts as the co-operating broker. For lease renewals, where TPG LP is the procuring broker and there is no co-operating broker, TPG LP is entitled to leasing commissions, calculated at 4% of base rent. For lease renewals, where there is both a procuring and co-operating broker, if TPG LP is the procuring broker, it is entitled to receive 3% of base rents and if it is the co-operating broker, it is entitled to receive 1.5% of base rents. Commissions are generally paid 50% at signing and 50% upon occupancy. The leasing commissions will be split on the customary basis between TPG LP and tenant representative when applicable.

Property insurance premiums are allocated to the Houston Portfolio based on estimated insurable values. Liability insurance premiums are allocated to the Houston Portfolio based on relative square footage. The allocated premiums are included in operating expenses.

The fees and reimbursements paid to TPG LP for the nine months ended September 30, 2013 and the years ended December 31, 2012 are as follows (in thousands):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
	(unaudited)
Asset management fees	$1,020	$1,225
Property management fees	1,818	2,294
Payroll - on site property management personnel	705	887
Leasing commissions	845	1,480
Development management fees	88	262

Total fees and reimbursements	4,476	$6,148

Note 5 - Commitments and Contingencies

In connection with the ownership, operation and management of the real estate properties, the Houston Portfolio may be potentially liable for claims in the ordinary course of business and costs and damages related to environmental matters. As of September 30, 2013, these Houston Portfolio properties have not been named as a defendant in liability claims nor have they been notified by any governmental authority of any noncompliance, liability or other claim in connection with any of the properties, and TPG LP is not aware of any other environmental condition with respect to any of the properties that management believes will have a material adverse effect on the Houston Portfolio properties assets or results of operations. We maintain general liability insurance and all risk property insurance that in the opinion of management are sufficient to mitigate a significant risk of loss.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Cousins Properties Incorporated

Atlanta, Georgia

We have audited the accompanying combined balance sheets of Cousins Houston (the “Company”) as of December 31, 2015 and 2014, and the related combined statements of operations, equity, and cash flows for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (inception) to December 31, 2013. Our audits also included the financial statement schedule listed in the Index to Financial Statements on Page F-1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Cousins Houston as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the combined financial statements, the combined financial statements of Cousins Houston include allocations of certain operating expenses from Cousins Properties Incorporated. These costs may not be reflective of the actual costs which would have been incurred had Cousins Houston operated as an independent, stand-alone entity separate from Cousins Properties Incorporated.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 30, 2016

COUSINS HOUSTON

COMBINED BALANCE SHEETS

	As of December 31,
	2015	2014
	(in thousands)
Assets
Operating Properties, net of accumulated depreciation of $111,949 and $66,228 in 2015 and 2014, respectively	$1,086,451	$1,077,290
Cash and cash equivalents	109	684
Deferred rents receivable	22,798	13,914
Accounts receivable	4,549	3,004
Intangible assets, net of accumulated amortization of $61,567 and $42,641 in 2015 and 2014, respectively	72,166	91,092
Other assets	2,163	2,371

Total Assets	$1,188,236	$1,188,355

Liabilities and Equity
Liabilities
Note payable	$180,937	$184,097
Accounts payable and accrued liabilities	47,126	44,366
Intangible liabilities, net of accumulated amortization of $20,107 and $13,119 in 2015 and 2014, respectively	41,089	48,078
Other liabilities	2,212	2,017

Total liabilities	271,364	278,558

Commitments and contingencies	—	—
Equity	916,872	909,797

TOTAL LIABILITIES AND EQUITY	$1,188,236	$1,188,355

See notes to combined financial statements

COUSINS HOUSTON

COMBINED STATEMENTS OF OPERATIONS

	Years ended December 31,		Period from February 7, 2013 (date of inception) to
	2015	2014	December 31, 2013
	(in thousands)
Revenues:
Rental property revenues	$177,890	$184,536	$72,696
Other	—	31	11

	177,890	184,567	72,707

Costs and Expenses:
Rental property operating expenses	74,162	79,625	31,759
General and administrative expenses	6,328	7,347	3,793
Depreciation and amortization	63,791	77,760	29,146
Interest expense	7,988	8,127	2,618
Acquisition and related costs	—	—	3,858

	152,269	172,859	71,174

Net Income	$25,621	$11,708	$1,533

See notes to combined financial statements

COUSINS HOUSTON

COMBINED STATEMENTS OF EQUITY

Amount
(in thousands)
Balance at inception, February 7, 2013	$—

Contributions by Cousins, net	935,414

Net income	1,533

Balance, December 31, 2013	936,947

Distributions to Cousins, net	(38,858)

Net income	11,708

Balance, December 31, 2014	909,797

Distributions to Cousins, net	(18,546)

Net income	25,621

Balance, December 31, 2015	$916,872

See notes to combined financial statements.

COUSINS HOUSTON

COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Period from February 7, 2013 (date of inception) to
	2015	2014	December 31, 2013
	(in thousands)
Net income	$25,621	$11,708	$1,533

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,791	77,760	29,146
Amortization of loan closing costs	179	177	59
Effect of certain non-cash adjustments to rental revenues	(14,626)	(17,895)	(6,868)
Bad debt expense (recovery)	(321)	464	109
Changes in operating assets and liabilities
Accounts receivable and other assets, net	(1,224)	482	(9,055)
Operating liabilities	2,975	7,524	26,846

Net cash provided by operating activities	76,395	80,220	41,770

Cash Flows From Investing Activities
Purchase of properties	—	—	(1,148,388)
Property improvements and tenant asset expenditures	(55,085)	(37,478)	(15,857)

Net cash used in investing activities	(55,085)	(37,478)	(1,164,245)

Cash Flows from Financing Activities
Change in Cousins’ investment, net	(18,546)	(38,858)	935,414
Payment of loan issuance costs	—	—	(1,249)
Proceeds from note payable	—	—	188,830
Repayment of note payable	(3,339)	(3,200)	(520)

Net cash provided by (used in) financing activities	(21,885)	(42,058)	1,122,475

Net (Decrease) Increase in Cash	(575)	684	—

Cash at Beginning of Period	684	—	—

Cash at End of Period	$109	$684	$—

Supplemental Cash Flow Information:
Cash paid for interest	$7,821	$7,960	$1,891
Change in accrued property and tenant asset expenditures	$(214)	$(731)	$1,622

See notes to combined financial statements.

COUSINS HOUSTON

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1 - Organization And Basis Of Presentation

Proposed Transaction. Cousins, Parkway, Parkway Properties LP and Clinic Sub Inc., a wholly owned subsidiary of Cousins, entered into an agreement and plan of merger, dated as of April 28, 2016 (as amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (the “Merger”), followed by a spin-off of the combined Houston-based assets of both companies (the “Houston Business”) into a new publicly traded real estate investment trust (“REIT”) called Parkway Inc. (“New Parkway”).

The spin-off of New Parkway will be accomplished by the distribution of all of the shares of common stock and limited voting stock of New Parkway to holders of shares of Cousins common stock and Cousins limited voting preferred stock (including legacy Parkway common stockholders and limited voting stockholders) on the business day following the closing of the Merger (the “Distribution”).

Basis of Presentation. The combined financial statements included herein represent the combined accounts and combined operations of the portion of the Houston Business owned and operated by Cousins (“Cousins Houston”). Cousins Houston includes the combined accounts related to the office properties of Greenway Plaza and Post Oak Central, currently operated through subsidiaries of Cousins, and certain corporate costs. The assets and liabilities in these combined financial statements represent historical carrying amounts of the following properties:

	Acquisition Date	Number of Office Buildings	Total Square Feet
Post Oak Central	February 7, 2013	3	1,280,000
Greenway Plaza	September 9, 2013	10	4,348,000

		13	5,628,000

Cousins Houston is a predecessor, as defined in applicable rules and regulations of the Securities and Exchange Commission, to the Houston Business, which will commence operations on the date of the Distribution.

Cousins Houston presents its financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) as outlined in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”). The Codification is the single source of authoritative accounting principles applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Intercompany transactions and balances have been eliminated.

For the periods presented, there were no items of other comprehensive income. Therefore, no presentation of comprehensive income is required.

Allocated Costs. The historical financial results for Cousins Houston include certain allocated corporate costs which Cousins Houston believes are reasonable. These costs were incurred by Cousins and estimated to be applicable to Cousins Houston based on proportionate leasable square footage. Such costs do not necessarily reflect what the actual costs would have been if Cousins Houston were operating as a separate stand-alone public company. These costs are discussed further in “Note 3—Related Party Transactions.”

Recently Issued Accounting Standards. In 2015, the FASB voted to defer ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” Under the new guidance, companies will recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service. This new guidance could result in different amounts of revenue being recognized and could result in revenue being recognized in different reporting periods than under the current guidance. The standard specifically excludes revenue associated with lease contracts. The guidance is effective for periods beginning after December 15, 2017, with early adoption permitted for periods beginning after December 15, 2016. Cousins is currently assessing the potential impact of adopting the new guidance.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which amends the existing standards for lease accounting by requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting and reporting. The new standard will require lessees to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months, and classify such leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method (finance leases) or on a straight-line basis over the term of the lease (operating leases). Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes previous leasing standards. The guidance is effective for the fiscal years beginning after December 15, 2018 with early adoption permitted. Cousins is currently assessing the potential impact of adopting the new guidance.

Note 2 - Significant Accounting Policies

Real Estate Assets

Cost Capitalization. Cousins Houston capitalizes costs related to property and tenant improvements, including allocated costs of Cousins’ personnel working directly on projects. Cousins Houston capitalizes direct leasing costs related to leases that are probable of being executed. These costs include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement, and costs incurred by personnel of Cousins that are based on time spent on successful leases. Cousins Houston allocates these costs to individual tenant leases and amortizes them over the related lease term.

Impairment. For real estate assets that are considered to be held for sale according to accounting guidance, Cousins Houston records impairment losses if the fair value of the asset net of estimated selling costs is less than the carrying amount. For those long-lived assets that are held and used according to accounting guidance, management reviews each asset for the existence of any indicators of impairment. If indicators of impairment are present, Cousins Houston calculates the expected undiscounted future cash flows to be derived from such assets. If the undiscounted cash flows are less than the carrying amount of the asset, Cousins Houston reduces the asset to its fair value.

Acquisition of Operating Properties. Cousins Houston records the acquired tangible and intangible assets and liabilities and assumed liabilities of operating property acquisitions at fair value at the acquisition date. The acquired assets and assumed liabilities for an operating property acquisition generally include but are not limited to: land, buildings and improvements, and identified tangible and intangible assets and liabilities associated with in-place leases, including leasing costs, value of above-market and below-market tenant leases, value of above-market and below-market ground leases, acquired in-place lease values, and tenant relationships, if any.

The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and improvements, tenant improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information.

The fair value of the above-market or below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. The amounts recorded for above-market and below-market leases are included in intangible assets and intangible liabilities, respectively, and are amortized on a straight-line basis into rental property operating revenues over the remaining terms of the applicable leases.

The fair value of acquired in-place leases is derived based on management’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. The amount recorded for acquired in-place leases is included in intangible assets and amortized as an increase to depreciation and amortization expense over the remaining term of the applicable leases.

Depreciation and Amortization. Real estate assets are stated at depreciated cost less impairment losses, if any. Buildings are depreciated over their estimated useful lives, which range from 30 to 42 years. The life of a particular building depends upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. Furniture, fixtures and equipment are depreciated over their estimated useful lives of five years. Tenant improvements, leasing costs and leasehold improvements are amortized over the term of the applicable leases or the estimated useful life of the assets, whichever is shorter. Cousins Houston accelerates the depreciation of tenant assets if it estimates that the lease term will end prior to the termination date. This acceleration may occur if a tenant files for bankruptcy, vacates its premises or defaults in another manner on its lease. Deferred expenses are amortized over the period of estimated benefit. Cousins Houston uses the straight-line method for all depreciation and amortization.

Revenue Recognition

Cousins Houston recognizes contractual revenues from leases on a straight-line basis over the noncancelable lease term at the inception of each respective lease in accordance with ASC 840, Leases. In addition, leases typically provide for reimbursement of the tenants’ share of real estate taxes, insurance, and other operating expenses to Cousins Houston. Operating expense reimbursements are recognized as the related expenses are incurred. For the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013, the Company recognized $59.1 million, $59.2 million, and $21.3 million, respectively, in revenues from tenants related to reimbursement of operating expenses.

Cousins Houston makes valuation adjustments to all tenant-related accounts receivable based upon its estimate of the likelihood of collectability. The amount of any valuation adjustment is based on the tenant’s credit and business risk, history of payment, and other factors considered by management.

Income Taxes

Cousins Houston’s properties are currently owned by Cousins, a Georgia corporation which has elected to be taxed as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). As a REIT, Cousins is not subject to federal income tax provided it distributes annually its adjusted taxable income, as defined in the Code, to stockholders and meets certain other organizational and operating requirements. Accordingly, the combined financial statements of Cousins Houston do not include a provision for federal income tax.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly-liquid money market instruments with maturities of three months or less.

Segment Disclosure

Cousins Houston is in the business of the ownership, development and management of office real estate. Cousins Houston has aggregated its office operations into one reportable segment. This segment is the aggregation of the aforementioned Cousins Houston office properties as reported to the Chief Operating Decision Maker and is aggregated due to the properties having similar economic and geographic characteristics.

Fair Value Measurements

Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect Cousins Houston’s best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. We have no investments for which fair value is measured on a recurring basis using Level 3 inputs.

Note 4 includes fair values of assets acquired and liabilities assumed in business combinations using Level 2 and Level 3 inputs. Note 6 includes fair values of debt measured using Level 2 inputs.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party Transactions

The combined financial statements include direct payroll costs and benefits for on-site personnel employed by Cousins. These costs are reflected in rental property operating expenses on the Combined Statements of Operations. As described in Note 2, also included are costs for certain functions and services performed by Cousins including, but not limited to, corporate-level salaries and other related costs, stock compensation, and other general and administrative costs. These costs were allocated to Cousins Houston based on proportionate leasable square footage which management believes is an appropriate estimate of usage. These costs are reflected as general and administrative expenses on the Combined Statements of Operations. The expenses allocated to Cousins Houston for these services are not necessarily indicative of the expenses that would have been incurred had Cousins Houston been a separate, independent entity that had otherwise managed these functions. A summary of these costs for each of the periods presented is as follows (in thousands):

	For the year ended December 31,		For the period from February 7, 2013 (date of inception) to
	2015	2014	December 31, 2013
Charged to rental property operating expenses:
Direct payroll charges	$6,826	$6,678	$2,471
Other allocated expenses	2,043	2,178	1,257

Charged to general and administrative expenses:
Office rental expense	337	329	149
Payroll and other expenses	5,991	7,018	3,644

Leasing commissions paid to Cousins’ personnel and other leasing costs incurred by Cousins are capitalized and amortized over the respective lease term. For the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013, the Company capitalized $3.8 million, $2.5 million and $237,000, respectively, in commissions and other leasing costs to the properties.

Note 4 - Real Estate Transactions

In 2013, Cousins Houston purchased Post Oak Central, a 1.3 million square foot, Class-A office complex in the Galleria district of Houston, Texas for $230.9 million. Also in 2013, Cousins Houston acquired Greenway Plaza, a 10-building, 4.3 million square foot office complex in Houston, Texas, for $928.6 million. Cousins Houston incurred $231,000 and $3.7 million in acquisition and related costs for Post Oak Central and Greenway Plaza, respectively.

The following tables summarize allocations of the estimated fair values of the assets and liabilities of the operating properties at the acquisition dates discussed above (in thousands and excludes certain operating assets and liabilities assumed) (in thousands):

	Post Oak Central	Greenway Plaza	Total
Tangible assets:
Land and improvements	$88,406	$273,651	$362,057
Building	118,470	499,262	617,732
Tenant improvements	10,877	96,284	107,161

Total tangible assets	217,753	869,197	1,086,950

Intangible assets:
Above-market leases	995	3,466	4,461
In-place leases	26,968	101,047	128,015
Below-market ground leases	—	1,257	1,257

Total intangible assets	27,963	105,770	133,733

Intangible liabilities:
Below-market leases	(14,792)	(43,896)	(58,688)
Above-market ground lease	—	(2,508)	(2,508)

	(14,792)	(46,404)	(61,196)

Net assets acquired	$230,924	$928,563	$1,159,487

The following unaudited supplemental pro forma information is presented for the period from February 7, 2013 to December 31, 2013 and reflects Cousins Houston’s historical combined statements of operations, adjusted as if the Greenway Plaza acquisition occurred on February 7, 2013. The supplemental pro forma information is not necessarily indicative of the actual results that would have been achieved had the transaction been consummated on such date (in thousands).

Amount
Revenues	$144,575
Net income	5,962

Note 5 - Intangible Assets

Intangible assets on Cousins Houston’s balance sheet at December 31, 2015 and 2014 included the following (in thousands):

	As of December 31,
	2015	2014
	(in thousands)

In-place leases, net of accumulated amortization of $58,715 and $40,699 in 2015 and 2014, respectively	$69,300	$87,316

Above-market leases, net of accumulated amortization of $2,852 and $1,942 in 2015 and 2014, respectively	2,866	3,776

	$72,166	$91,092

Aggregate net amortization expense related to intangible assets and liabilities was $11.9 million, $21.6 million and $8.2 million for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013, respectively. Over the next five years and thereafter, aggregate amortization of these intangible assets and liabilities is anticipated to be as follows (in thousands):

	Below Market Rents	Above Market Rents	In-Place Leases	Total
	(in thousands)
2016	$(6,093)	$691	$13,423	$8,021
2017	(5,830)	427	11,730	6,327
2018	(5,472)	378	10,146	5,052
2019	(5,201)	305	8,646	3,750
2020	(3,459)	238	5,850	2,629
Thereafter	(15,034)	827	19,505	5,298

	$(41,089)	$2,866	$69,300	$31,077

Weighted average remaining lease term	9.3 years	8.2 years	7.3 years

Note 6 - Note Payable

In September 2013, Cousins Houston entered into a $188.8 million non-recourse mortgage notes payable secured by Post Oak Central. The note bears interest at 4.26%, and the maturity date is October 1, 2020. In connection with this note payable, Cousins Houston incurred $1.2 million in loan costs. These costs, net of accumulated amortization of $416,000 and $237,000 in 2015 and 2014, respectively, are reflected as a reduction of the loan balance on the accompanying balance sheets. Future principal payments due on the note at December 31, 2015 are as follows (in thousands):

Amount
2016	$3,485
2017	3,636
2018	3,794
2019	3,959
2020	166,896

$181,770

Fair value of debt is calculated by discounting the debt’s remaining contractual cash flows at estimated rates at which similar loans could have been obtained. The estimate of the current market rate is intended to replicate debt of similar maturity and loan-to-value relationships. These fair value calculations are considered to be Level 2 under the guidelines set forth in ASC 820, as Cousins Houston utilizes market rates for similar type loans from third party brokers. At December 31, 2015 and 2014, the fair value of this financial instrument and the related discount rate assumptions are summarized as follows (in thousands):

	As of December 31,
	2015	2014
	(in thousands)
Carrying value	$180,937	$184,097
Fair value	$186,449	$196,909
Discount rate assumed in calculating fair value	3.65%	3.00%

Note 7 - Commitments and Contingencies

Commitments

Cousins Houston had a total of $60.7 million in future obligations under leases to fund tenant improvements at December 31, 2015. Amounts due under these lease commitments are as follows (in thousands):

Amount
2016	$29,132
2017	8,047
2018	8,047
2019	7,721
2020	7,721

$60,668

Litigation

Cousins Houston is subject to various legal proceedings, claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. Cousins Houston records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Cousins Houston accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, Cousins Houston accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Cousins Houston discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, Cousins Houston discloses the nature and estimate of the possible loss of the litigation. Cousins Houston does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of Cousins Houston.

Note 8 - Future Minimum Rents

Cousins Houston’s leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and are classified and accounted for as operating leases.

At December 31, 2015, future minimum rents to be received under existing non-cancellable leases are as follows:

Amount
2016	$94,855
2017	93,191
2018	93,662
2019	87,524
2020	65,732
Thereafter	295,794

$730,758

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

COUSINS HOUSTON

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2015

		Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period
Description/ Metropolitan Area	Encumbrances	Land and Improvements	Buildings and Improvements	Land and Improvements less Cost of Sales, Transfers and Other	Building and Improvements less Cost of Sales, Transfers and Other	Land and Improvements less Cost of Sales, Transfers and Other	Building and Improvements less Cost of Sales, Transfers and Other	Total (a)	Accumulated Depreciation (a)(b)	Date of Construction/ Renovation	Date Acquired	Life on Which Depreciation in the 2015 Statement of Operations is Computed (c)
	(in thousands)
Greenway Plaza Houston, TX	$—	$273,651	$595,547	$—	$76,544	$273,651	$672,091	$945,742	$85,616	—	2013	30 years
Post Oak Central Houston, TX	181,770	87,264	129,347	—	36,047	87,264	165,394	252,658	26,333	—	2013	42 years

Total Operating Properties	$181,770	$360,915	$724,894	$—	$112,591	$360,915	$837,485	$1,198,400	$111,949

NOTES:

(a)	Reconciliations of total real estate carrying value and accumulated depreciation for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 are as follows:

	Real Estate			Accumulated Depreciation
	2015	2014	2013	2015	2014	2013
	(in thousands)
Balance at beginning of period	$1,143,518	$1,104,463	$—	$66,228	$17,281	$—
Additions during the period:
Acquisitions	—	—	1,086,950	—	—	—
Improvements and other capitalized costs	54,882	39,055	17,513	—	—	—
Depreciation expense	—	—	—	45,710	48,926	17,248

	1,198,400	1,143,518	1,104,463	111,938	66,207	17,248

Deductions and other during the period	—	—	—	11	21	33

Balance at end of period	$1,198,400	$1,143,518	$1,104,463	$111,949	$66,228	$17,281

(b)	The aggregate cost for federal income tax purposes was approximately $1.2 billion (unaudited) at December 31, 2015.
(c)	Buildings and improvements are depreciated over 30 to 42 years. Leasehold improvements and other capitalized leasing costs are depreciated over the life of the asset or the term of the lease, whichever is shorter.

COUSINS HOUSTON COMBINED BALANCE SHEETS
	March 31, 2016	December 31, 2015
	(unaudited)
	(in thousands)

Assets
Operating Properties, net of accumulated depreciation of $123,703 and $111,949 in 2016 and 2015, respectively	$1,083,270	$1,086,451
Cash and cash equivalents	1,362	109
Deferred rents receivable	24,422	22,798
Accounts receivable	6,136	4,549
Intangible assets, net of accumulated amortization of $65,478 and $61,567 in 2016 and 2015, respectively	68,255	72,166
Other assets	2,048	2,163

Total Assets	$1,185,493	$1,188,236

Liabilities and Equity

Liabilities
Note payable	$180,124	$180,937
Accounts payable and accrued liabilities	24,734	47,126
Intangible liabilities, net of accumulated amortization of $21,651 and $20,107 in 2016 and 2015, respectively	39,545	41,089
Other liabilities	2,179	2,212

Total liabilities	246,582	271,364

Commitments and contingencies

Equity	938,911	916,872

Total Liabilities and Equity	$1,185,493	$1,188,236

See notes to combined financial statements.

COUSINS HOUSTON COMBINED STATEMENTS OF OPERATIONS (unaudited)
	For the Three Months Ended March 31,
	2016	2015
	(in thousands)

Revenues:
Rental property revenues	$43,269	$43,211
Other	186	79

	43,455	43,290

Costs and Expenses:
Rental property operating expenses	17,926	18,113
General and administrative expenses	3,177	1,322
Depreciation and amortization	15,428	17,586
Interest expense	1,974	2,010

	38,505	39,031

Net Income	$4,950	$4,259

See notes to combined financial statements.

COUSINS HOUSTON COMBINED STATEMENTS OF EQUITY (unaudited)
Amount (in thousands)
Balance, December 31, 2014	$909,797

Contributions by Cousins, net	14,987

Net income	4,259

Balance, March 31, 2015	$929,043

Balance, December 31, 2015	$916,872

Contributions by Cousins, net	17,089

Net income	4,950

Balance, March 31, 2016	$938,911

See notes to combined financial statements.

COUSINS HOUSTON COMBINED STATEMENTS OF CASH FLOWS (unaudited)
	For the Three Months Ended March 31,
	2016	2015
	(in thousands)
Net income	$4,950	$4,259

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,428	17,586
Amortization of loan closing costs	45	45
Effect of certain non-cash adjustments to rental revenues	(2,831)	(4,050)
Bad debt expense	—	83
Changes in operating assets and liabilities
Accounts receivable and assets, net	(1,572)	(678)
Operating liabilities	(22,261)	(16,777)

Net cash provided by (used in) operating activities	(6,241)	468

Cash Flows from Investing Activities
Property improvements and tenant asset expenditures	(8,737)	(15,318)

Net cash used in investing activities	(8,737)	(15,318)

Cash Flows from Financing Activities
Change in Cousins’ investment, net	17,089	14,987
Repayment of note payable	(858)	(821)

Net cash provided by financing activities	16,231	14,166

Net Increase (Decrease) in Cash	1,253	(684)

Cash at Beginning of Period	109	684

Cash at End of Period	$1,362	$—

Supplemental Cash Flow Information
Cash paid for interest	$1,933	$1,969
Change in accrued property and tenant asset expenditures	$164	$1,559

See notes to combined financial statements.

COUSINS HOUSTON

NOTES TO COMBINED FINANCIAL STATEMENTS

March 31, 2016

(unaudited)

Note 1 - Organization And Basis Of Presentation

Proposed Transaction. Cousins, Parkway, Parkway Properties LP and Clinic Sub Inc., a wholly owned subsidiary of Cousins, entered into an agreement and plan of merger, dated as of April 28, 2016 (as amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (the “Merger”), followed by a spin-off of the combined Houston-based assets of both companies (the “Houston Business”) into a new publicly traded real estate investment trust (“REIT”) called Parkway Inc. (“New Parkway”).

The spin-off of New Parkway will be accomplished by the distribution of all of the shares of common stock and limited voting stock of New Parkway to holders of shares of Cousins common stock and Cousins limited voting preferred stock (including legacy Parkway common stockholders and limited voting stockholders) on the business day following the closing of the Merger (the “Distribution”).

Basis of Presentation. The combined financial statements included herein represent the combined accounts and combined operations of the portion of the Houston Business owned and operated by Cousins (“Cousins Houston”). Cousins Houston includes the combined accounts related to the office properties of Greenway Plaza and Post Oak Central, currently operated as subsidiaries of Cousins, and certain corporate costs. The assets and liabilities in these combined financial statements represent historical carrying amounts of the following properties:

	Acquisition Date	Number of Office Buildings	Total Square Feet
Post Oak Central	February 7, 2013	3	1,280,000
Greenway Plaza	September 9, 2013	10	4,348,000

		13	5,628,000

Cousins Houston is a predecessor, as defined in applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), to the Houston Business which will commence operations on the date of the Distribution.

The combined financial statements are unaudited and were prepared by Cousins Houston in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with the rules and regulations of the SEC. In the opinion of management, these financial statements reflect all adjustments necessary (which adjustments are of a normal and recurring nature) for the fair presentation of Cousins Houston’s financial position as of March 31, 2016 and the results of operations for the three months ended March 31, 2016 and 2015. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results expected for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the SEC. These combined financial statements should be read in conjunction with the consolidated financial statements and the notes thereto as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013 included elsewhere in this information statement. The accounting policies employed are substantially the same as those shown in Note 2 to those financial statements.

For the periods presented, there were no items of other comprehensive income. Therefore, no presentation of comprehensive income is required.

Allocated Costs. The historical financial results for Cousins Houston include certain allocated corporate costs which we believe are reasonable. These costs were incurred by Cousins and estimated to be applicable to

Cousins Houston based on proportionate leasable square footage. Such costs do not necessarily reflect what the actual costs would have been if Cousins Houston were operating as a separate stand-alone public company. These costs are discussed further in “Note 3—Related Party Transactions.”

Recently Issued Accounting Standards. In 2015, the Financial Accounting Standards Board (“FASB”) voted to defer ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” Under the new guidance, companies will recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service. This new guidance could result in different amounts of revenue being recognized and could result in revenue being recognized in different reporting periods than under the current guidance. The standard specifically excludes revenue associated with lease contracts. The guidance is effective for periods beginning after December 15, 2017, with early adoption permitted for periods beginning after December 15, 2016. Cousins is currently assessing the potential impact of adopting the new guidance.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which amends the existing standards for lease accounting by requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting and reporting. The new standard will require lessees to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months, and classify such leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method (finance leases) or on a straight-line basis over the term of the lease (operating leases). Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes previous leasing standards. The guidance is effective for the fiscal years beginning after December 15, 2018 with early adoption permitted. Cousins is currently assessing the potential impact of adopting the new guidance.

Note 2 - Significant Accounting Policies

Real Estate Assets

Cost Capitalization. Cousins Houston capitalizes costs related to property and tenant improvements, including allocated costs of Cousins’ personnel working directly on projects. Cousins Houston capitalizes direct leasing costs related to leases that are probable of being executed. These costs include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement, and costs incurred by personnel of Cousins that are based on time spent on successful leases. Cousins Houston allocates these costs to individual tenant leases and amortizes them over the related lease term.

Impairment. For real estate assets that are considered to be held for sale according to accounting guidance, Cousins Houston records impairment losses if the fair value of the asset net of estimated selling costs is less than the carrying amount. For those long-lived assets that are held and used according to accounting guidance, management reviews each asset for the existence of any indicators of impairment. If indicators of impairment are present, Cousins Houston calculates the expected undiscounted future cash flows to be derived from such assets. If the undiscounted cash flows are less than the carrying amount of the asset, Cousins Houston reduces the asset to its fair value.

Acquisition of Operating Properties. Cousins Houston records the acquired tangible and intangible assets and assumed liabilities of operating property acquisitions at fair value at the acquisition date. The acquired assets and assumed liabilities for an operating property acquisition generally include but are not limited to: land, buildings and improvements, and identified tangible and intangible assets and liabilities associated with in-place leases, including leasing costs, value of above-market and below-market tenant leases, value of above-market and below-market ground leases, acquired in-place lease values, and tenant relationships, if any.

The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and improvements, tenant improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information.

The fair value of the above-market or below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. The amounts recorded for above-market and below-market leases are included in intangible assets and intangible liabilities, respectively, and are amortized on a straight-line basis into rental property operating revenues over the remaining terms of the applicable leases.

The fair value of acquired in-place leases is derived based on management’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. The amount recorded for acquired in-place leases is included in intangible assets and amortized as an increase to depreciation and amortization expense over the remaining term of the applicable leases.

Depreciation and Amortization. Real estate assets are stated at depreciated cost less impairment losses, if any. Buildings are depreciated over their estimated useful lives, which range from 30 to 42 years. The life of a particular building depends upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. Furniture, fixtures and equipment are depreciated over their estimated useful lives of five years. Tenant improvements, leasing costs and leasehold improvements are amortized over the term of the applicable leases or the estimated useful life of the assets, whichever is shorter. Cousins Houston accelerates the depreciation of tenant assets if it estimates that the lease term will end prior to the termination date. This acceleration may occur if a tenant files for bankruptcy, vacates its premises or defaults in another manner on its lease. Deferred expenses are amortized over the period of estimated benefit. Cousins Houston uses the straight-line method for all depreciation and amortization.

Revenue Recognition

Cousins Houston recognizes contractual revenues from leases on a straight-line basis over the term of the respective lease. In addition, leases typically provide for reimbursement of the tenants’ share of real estate taxes, insurance, and other operating expenses to Cousins Houston. Operating expense reimbursements are recognized as the related expenses are incurred. For the three months ended March 31, 2016 and 2015, Cousins Houston recognized $14.3 million and $13.6 million, respectively, in revenues from tenants related to reimbursement of operating expenses.

Cousins Houston makes valuation adjustments to all tenant-related accounts receivable based upon its estimate of the likelihood of collectability. The amount of any valuation adjustment is based on the tenant’s credit and business risk, history of payment, and other factors considered by management.

Income Taxes

Cousins Houston’s properties are currently owned by Cousins, a Georgia corporation which has elected to be taxed as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). As a REIT, Cousins is not subject to federal income tax provided it distributes annually its adjusted taxable income, as defined in the Code, to stockholders and meets certain other organizational and operating requirements. Accordingly, the combined financial statements of Cousins Houston do not include a provision for federal income tax.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly-liquid money market instruments with maturities of three months or less.

Segment Disclosure

Cousins Houston is in the business of the ownership, development and management of office real estate. Cousins Houston has aggregated its office operations into one reportable segment. This segment is the aggregation of the aforementioned Cousins Houston office properties as reported to the Chief Operating Decision Maker and is aggregated due to the properties having similar economic and geographic characteristics.

Fair Value Measurements

Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect the Company’s best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. We have no investments for which fair value is measured on a recurring basis using Level 3 inputs.

Note 5 includes fair values of debt measured using Level 2 inputs.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party Transactions

The combined financial statements include direct payroll costs and benefits for on-site personnel employed by Cousins. These costs are reflected in rental property operating expenses on the Combined Statements of Operations. As described in Note 2, also included are costs for certain functions and services performed by Cousins and these costs were allocated to Cousins Houston based on proportionate leasable square footage which management believes is an appropriate estimate of usage. These costs are reflected as general and administrative expenses on the Combined Statements of Operations. The expenses allocated to Cousins Houston for these services are not necessarily indicative of the expenses that would have been incurred had Cousins Houston been a separate, independent entity that had otherwise managed these functions. A summary of these costs for each of the periods presented is as follows:

	March 31, 2016	March 31, 2015
	(in thousands)
Charged to rental property operating expenses:
Direct payroll charges	$1,755	$1,684
Other allocated expenses	492	495

Charged to general and administrative expenses:
Office rental expense	92	70
Payroll and other expenses	3,085	1,252

Leasing commissions paid to Cousins’ personnel and other leasing costs incurred by Cousins are capitalized and amortized over the respective lease term. For the three months ended March 31, 2016 and 2015, Cousins Houston capitalized $157,000 and $1.5 million, respectively, in commissions and other leasing costs to the properties.

Note 4 - Intangible Assets

Intangible assets on the balance sheets at March 31, 2016 and December 31, 2015 included the following:

	March 31, 2016	December 31, 2015
	(in thousands)

In-place leases, net of accumulated amortization of $62,372 and $58,715 in 2016 and 2015, respectively	$65,642	$69,300

Above-market leases, net of accumulated amortization of $3,105 and $2,852 in 2016 and 2015, respectively	2,613	2,866

	$68,255	$72,166

Aggregate net amortization expense related to intangible assets and liabilities was $2.4 million and $4.2 million for the three months ended March 31, 2016 and 2015, respectively.

Note 5 - Notes Payable

In September 2013, Cousins Houston entered into a $188.8 million non-recourse mortgage notes payable secured by Post Oak Central. The note bears interest at 4.26%, and the maturity date is October 1, 2020. In connection with this note payable, Cousins Houston incurred $1.2 million in loan costs. These costs, net of accumulated amortization of $460,000 and $416,000 in at March 31, 2016 and December 31, 2015, respectively, are reflected as a reduction of the loan balance on the accompanying balance sheets.

Fair value of debt is calculated by discounting the debt’s remaining contractual cash flows at estimated rates at which similar loans could have been obtained. The estimate of the current market rate is intended to replicate debt of similar maturity and loan-to-value relationship. These fair value calculations are considered to be Level 2 under the guidelines set forth in ASC 820, as Cousins Houston utilizes market rates for similar type loans from third party brokers. At March 31, 2016 and 2015, the fair value of this financial instrument and the related discount rate assumptions are summarized as follows:

	March 31, 2016	December 31, 2015
	(in thousands)
Carrying value	$180,124	$180,937
Fair value	$188,337	$186,449
Discount rate assumed in calculating fair value	3.25%	3.65%

Note 6 - Commitments And Contingencies

Commitments

Cousins Houston had a total of $53.5 million in future obligations under leases to fund tenant improvements at March 31, 2016.

Litigation

Cousins Houston is subject to various legal proceedings, claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. Cousins Houston records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Cousins Houston accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, Cousins Houston accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Cousins Houston discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, Cousins Houston discloses the nature and estimate of the possible loss of the litigation. Cousins Houston does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of Cousins Houston.

Independent Auditor’s Report

To the Members of

Crescent Real Estate Holdings LLC

We have audited the accompanying combined statement of revenues and certain operating expenses of Greenway Plaza (the “Property”) for the year ended December 31, 2012.

Management’s Responsibility for the Combined Statement of Revenues and Certain Operating Expenses

Management is responsible for the preparation and fair presentation of the combined statement of revenues and certain operating expenses in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined statement of revenues and certain operating expenses that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the combined statement of revenues and certain operating expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of revenues and certain operating expenses is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined statement of revenues and certain operating expenses. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined statement of revenues and certain operating expenses, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the combined statement of revenues and certain operating expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined statement of revenues and certain operating expenses.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined statement of revenues and certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses of the Property for the year ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 to the accompanying combined statement of revenues and certain operating expenses, which describes that the accompanying combined statement of revenues and certain operating expenses of the Property was prepared for the purpose of complying with the rules of the Securities and Exchange Commission and is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

June 29, 2016

Greenway Plaza

Combined Statement of Revenues and Certain Operating Expenses

	(Unaudited) 6 Months Ended June 30, 2013	Year Ended December 31, 2012
	(in thousands)
Revenues:
Office rent	$35,121	$68,985
Recoveries	15,666	24,063
Other income	8,584	20,070

Total revenues	59,371	113,118

Certain operating expenses:
Property operating and maintenance	15,534	31,756
Real estate taxes and insurance	8,728	14,524
Management fees	1,632	3,117

Total certain operating expenses	25,894	49,397

Revenues in excess of certain operating expenses	$33,477	$63,721

The accompanying notes are an integral part of the combined statement of revenues and certain operating expenses.

Greenway Plaza

NOTES TO COMBINED STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES

For the six months ended June 30, 2013 (unaudited) and the year ended December 31, 2012.

Note 1 - Description of Real Estate Property Acquired

On September 9, 2013, Cousins Properties Incorporated (“Cousins”) purchased Greenway Plaza and related parking garages (the “Property”) from certain subsidiaries of Crescent Real Estate Holdings LLC (“Crescent”). Greenway Plaza is a complex of 10 Class A office buildings consisting of approximately 4.3 million square feet (unaudited), located in Houston, Texas. Total consideration for the acquisition was approximately $950 million.

References to “we,” “us” or “our” refer to Crescent Real Estate Holdings LLC and certain of our other direct and indirect subsidiaries.

Note 2 - Basis of Accounting

The accompanying combined statement of revenues and certain operating expenses is presented in conformity with accounting principles generally accepted in the United States and in accordance with the provisions of Article 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended by the SEC, which requires certain information with respect to real estate operations be included with certain filings with the SEC. Accordingly, the combined statement of revenues and certain operating expenses excludes certain historical expenses that are not directly related to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, interest, Texas margin tax, expenses related to certain ground leases and corporate expenses. Therefore, the amounts reported in the accompanying statement may not be comparable to the statement of operations of the Property after their acquisition by Cousins and is not intended to be a complete representation of the Property’s revenues and expenses.

The accompanying combined statement of revenues and certain operating expenses of the Property have been presented on a combined basis as the Property was under common management and ownership during the periods presented.

The accompanying interim combined statement of revenues and certain operating expenses for the six months ended June 30, 2013 is unaudited. In the opinion of Crescent, the unaudited interim combined financial information includes all adjustments necessary to present fairly the combined revenues and certain operating expenses for such period. The reported results are not necessarily indicative of the results that may be expected for the full year.

Note 3 - Significant Accounting Policies

Revenue

Revenues are comprised primarily of office rent (including amortization of deferred rent), tenant reimbursement of operating expenses (recoveries), parking revenue, and other ancillary revenue. As a lessor, we have retained substantially all of the risks and benefits of ownership of the Property and account for our leases with our tenants as operating leases. Income on leases, which includes scheduled increases in rental rates during the lease term and/or abated rent payments for various periods following the tenant’s lease commencement date, is recognized on a straight-line basis over the terms of the respective leases when collectability is reasonably assured. A deferred rent receivable is recognized, representing the excess of rental revenue recognized on a straight-line basis over cash received pursuant to the applicable lease provisions, net of amounts that may become uncollectible in the future. The adjustment to this receivable, reflected in the “Office rent” line item in the combined statement of revenues and certain operating expenses, increased rental revenue by approximately $2.8 million (unaudited) and $6.0 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

Building leases generally provide for the reimbursement of operating expenses, or in certain cases increases in operating expenses above a base year amount, payable to us in equal installments throughout the year based on estimated operating expenses, and are recorded as revenue. Any differences between the estimated operating expenses and actual amounts incurred are adjusted at year end. No significant adjustments were required as of June 30, 2013 (unaudited).

Lease termination fee revenue is generally recognized on a straight line basis over the remaining lease term pursuant to the lease termination agreement with the tenant. If we and the tenant have continuing relationships or we have any remaining obligations to the tenant, the recognition of lease termination fee revenue is dependent upon the terms of the termination agreement. Lease termination fee revenue is included in other income in the accompanying combined statement of revenues and certain expenses.

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period. Actual results could differ from those estimates.

Note 4 - Leasing Concentrations

The Property was approximately 95.5% (unaudited) and 95.3% (unaudited) leased as of June 30, 2013 and December 31, 2012, respectively. As of June 30, 2013, two tenants leased approximately 18% (unaudited) and 9% (unaudited) of the Property’s net rentable square footage, respectively, contributing approximately 18% (unaudited) and 9% (unaudited) of base rental revenue, for the six months ended June 30, 2013, respectively. As of December 31, 2012, these tenants leased approximately 18% and 9% of the Property’s net rentable square footage, respectively, contributing approximately 16% and 12% of base rental revenue for the year ended December 31, 2012, respectively.

Note 5 - Rental Revenue Under Operating Leases

Refer to Note 3, Significant Accounting Policies, for a description of our policy for revenue under operating leases. Future minimum rental revenue for non-cancelable operating leases (base rents) excluding tenant reimbursements of operating expenses as of December 31, 2012 are as follows:

Year Ended December 31,
(in thousands)
2013	$63,567
2014	63,167
2015	58,943
2016	56,926
2017	27,707
Thereafter	110,825

Total	$381,135

During the six months ended June 30, 2013, we signed approximately 1.0 million (unaudited) square feet of operating leases with a weighted average minimum rental rate of approximately $21.65 (unaudited) per square foot and a weighted average term of approximately 9.3 (unaudited) years.

Note 6 - Commitments, Contingencies and Litigation

Capital Expenditures

In the ordinary course of business, certain commitments exist for capital expenditures pursuant to tenant leases.

Environmental Matters

The Property has been subject to Phase I environmental assessments; such assessments have not revealed, nor is management aware of, any environmental liabilities that management believes would have a material adverse effect on operations.

Several buildings within the Property contain asbestos. For one of the Property’s buildings, we estimated the fair value of the conditional asset retirement obligation and recorded a liability totaling approximately $300,000 as of December 31, 2012; the obligation was abated as of June 30, 2013. For the remainder of the buildings within the Property, we estimated the fair value of the conditional asset retirement obligation was not significant and accordingly has not been reflected in the accompanying financial statement.

Litigation

The Property is subject to various legal proceedings, claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. The Property records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, the Property accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, the Property accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, the Property discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, the Property discloses the nature and estimate of the possible loss of the litigation. The Property does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. There is no material litigation, nor to Crescent’s knowledge, any material litigation currently threatened against the Property or against Crescent related to the Property.

Note 7 - Related-Party Transactions

The Property paid an affiliate of Crescent to manage the Property pursuant to certain Management Agreements in an amount generally equal to 3% of gross rental receipts collected. The Management Agreements were terminated effective with the purchase by Cousins. Crescent also occupied 35,537 square feet under month-to-month lease arrangements for management and regional office space. Total rent was approximately $399,000 and $758,000 for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

Note 8 - Subsequent Events

Subsequent events have been evaluated through June 29, 2016, the date the accompanying combined statement of revenues and certain expenses was available to be issued and management has determined that there were no significant subsequent events requiring adjustment or disclosure in the accompanying combined financial statements.